As filed with the Securities and Exchange Commission on March 19, 2018.

Registration No. 333-223477

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Vrio Corp.

(Exact name of registrant as specified in its charter)

Delaware	4899	82-3203470
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

208 S. Akard St.

Dallas, Texas 75202

Telephone: (214) 748-8746

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Michael A. Hartman, Esq.

General Counsel and Secretary

One Rockefeller Plaza

New York, New York 10020

Telephone: (212) 205-0700

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Patrick S. Brown, Esq. Sarah P. Payne, Esq. Sullivan & Cromwell LLP 1888 Century Park East, Suite 2100 Los Angeles, California 90067 (310) 712-6600	S. Todd Crider, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 (212) 455-2000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act.  ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is neither an offer to sell these securities nor a solicitation of an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION

PRELIMINARY PROSPECTUS, DATED MARCH 19, 2018

             Shares

Vrio Corp.

Class A Common Stock

This is an initial public offering of shares of Class A common stock of Vrio Corp. (“Vrio”). We are offering                  shares of our Class A common stock in this offering. We intend to use the proceeds from the sale of the shares of our Class A common stock to repay related-party indebtedness owed to our parent company, AT&T Inc. (“AT&T”), and to distribute the remaining proceeds to AT&T. See “Use of Proceeds”.

Prior to this offering, there has been no public market for our Class A common stock. It is currently estimated that the initial public offering price per share of our Class A common stock will be between $        and $        . We intend to apply to list our Class A common stock on the New York Stock Exchange (the “NYSE”) under the symbol “VRIO”.

Following this offering, we will have two classes of common stock outstanding: Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock will be identical, except with respect to voting rights and conversion rights applicable to Class B common stock. The holders of Class A common stock will be entitled to one vote per share for all matters submitted to a vote of stockholders and the holders of Class B common stock will be entitled to ten votes per share for all matters submitted to a vote of stockholders. Each share of Class B common stock held by AT&T or one of its subsidiaries will be convertible into one share of Class A common stock at any time but will not be convertible if held by any other holder.

Following this offering, AT&T will control a majority of the combined voting power of our Class A and Class B common stock and, accordingly, a majority of the power to elect directors. As a result, we will be deemed a “controlled company” within the meaning of the corporate governance rules of the NYSE. See “Risk Factors—Risks Related to Our Ongoing Relationship with AT&T” and “Management” for additional information.

Investing in our Class A common stock involves a high degree of risk. See “Risk Factors” beginning on page 22.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions (1)	$	$
Proceeds, before expenses, to us	$	$

(1)	For additional compensation information, see “Underwriting”.

To the extent that the underwriters sell more than             shares of our Class A common stock, the underwriters will have the option, for a period of 30 days from the date of this prospectus, to purchase up to             additional shares of our Class A common stock from us at the initial public offering price, less the underwriting discounts and commissions.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of Vrio’s Class A common stock to investors on or about                     , 2018 through the book-entry facilities of The Depository Trust Company.

Joint Book-Running Managers

Goldman Sachs & Co. LLC	J.P. Morgan	Citigroup	Morgan Stanley

Prospectus dated                 , 2018

Vrio.

Vrio

*(as of EOY 2017)

OUR REGION:
A STRONG AND GROWING MARKET OPPORTUNITY

400M people
Addressable market
(as of 2016)

$3.5T
Combined GDP
(as of 2016)

Large, underpenetrated pay-TV market

118M
TV households

Vrio accounted for

35%
of the total pay-TV subscriber growth

50%
of the total satellite TV subscriber growth

across the Region from 2011 to 2016

Revenue

$5.57B
in 2017, up 10.9% year over year

A leading Provider of digital entertainment services in South America with Approximately 13.6 million* subscribers
* (as of EOY 2017)
SOUTH AMERICA:
A STRONG AND GROWING MARKET OPPORTUNITY
400Mpeople38% of households subscribe to pay-TV excluding Caribbean (as of 2016) 118M TV households of the total pay-TV subscriber growth of the total satellite TV Subscriber growth 35% 50% across the Region from 2011 to 2016 Satellite TV CAGR from 2010 to 2017, nearly 4x the growth of cable excluding Caribbean 14.3% Combined GDP (as of 2016) $3.5T Addressable market (as of 2016) 400Mpeople Large, underpenetrated pay-TV market Percentage of the population classified as middle class in 2015, up 2x from 2003 excluding Caribbean 40% Vrio accounted for in 2017, up 10.9% year over year Revenue $5.57B

Bringing world-class capabilities, technology and brands to local markets with innovative and flexible service o_erings
• Postpaid and prepaid video entertainment
• Premier digital and high-definition content
• TV Everywhere streaming service
• Mobile capabilities, including DIRECTV Play and other exclusive applications
• Pay-per-view and On Demand
• 100% digital programming
BROAD GEOGRAPHICAL COVERAGE
Low-cost, scalable technology to e_iciently deliver the highest quality all-digital video experience across the countries we serve
Distributed under the SKY brand in Brazil and the DIRECTV
brand in the South Region (Argentina, Chile, Peru and Uruguay)
and North Region (Barbados, Colombia, Curaçao, Ecuador,
Trinidad and Tobago and Venezuela) 4.2M subscribers
South Region: 4.0M Subscribers North Region: Only
Scaled prepaid provider in the region Countries served across South America and the Caribbean 11 Satellites; 99.98% service availaility
4K and 8K video format capacity 100% digital 6 Employees (as of EOY 2017) 12,600 State-of-the-art broadcast centers 5 1 or 2 Market position in each country in which we operate, except Chile and Peru

"Top of mind" Brands

DIRECTV | SKY

OnDIRECTV

DIRECTV SPORTS

Best-in-class content, premier sporting
events, international programming and
tailored local content
“Top of mind” Brands

Neither we (or any of our affiliates) nor the underwriters have authorized anyone to provide any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. Neither we (or any of our affiliates) nor the underwriters takes any responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. Neither we (or any of our affiliates) nor the underwriters are making an offer to sell shares of Class A common stock in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus and any free writing prospectus is only accurate as of its date. Our business, financial condition, results of operations and prospects may have changed since that date.

This prospectus contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control. See “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements”.

-i-

FOR INVESTORS OUTSIDE THE UNITED STATES

We and the underwriters are offering to sell, and seeking offers to buy, shares of our Class A common stock only in jurisdictions where offers and sales are permitted. Neither we nor any of the underwriters has done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our Class A common stock and the distribution of this prospectus outside of the United States.

TRADEMARKS, SERVICE MARKS AND TRADE NAMES

We own or have the right to use the trademarks, service marks and trade names that we use in connection with our businesses, such as Vrio, DIRECTV, OnDIRECTV, DIRECTV Sports, Cyclone Design, SKY, SKYPlay and our other registered or common law trademarks, service marks or trade names appearing in this prospectus. Each trademark, service mark and trade name of any other company appearing in this prospectus is, to our knowledge, owned by such other company. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus are listed without the ® and ™ symbols, but such references are not intended to indicate in any way that we will not assert, to the fullest extent under applicable law, our rights or the rights of any applicable licensors to these trademarks, service marks and trade names.

MARKET AND INDUSTRY DATA

Market and industry data and forecasts used in this prospectus have been obtained from independent industry sources, including Ampere Analysis, Agência Nacional de Telecomunicações (“Anatel”), Business Bureau, the International Monetary Fund (“IMF”), the Inter-American Development Bank (“IADB”) and S&P Global Market Intelligence (formerly SNL Kagan) (“S&P Global”), unless otherwise specified. Some market data and statistical information contained in this prospectus are also based on management’s estimates and calculations, which are derived from our review and interpretation of the independent sources, our internal market and brand research, our knowledge of the industry and public filings. Although we believe these sources to be reliable, we have not independently verified the data obtained from these sources and we cannot assure you of the accuracy or completeness of the data. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements contained in this prospectus.

NON-GAAP FINANCIAL MEASURES

This prospectus contains “non-GAAP financial measures” that are financial measures that either exclude or include amounts that are not excluded or included in the most directly comparable measures calculated and presented in accordance with U.S. generally accepted accounting principles (“GAAP”). In particular, we make use of certain non-GAAP financial measures, including EBITDA, Adjusted EBITDA, EBITDA Margin, Adjusted EBITDA Margin, Free Cash Flow (“FCF”) and constant currency, to evaluate the operating performance of the Company. We define EBITDA as net income (loss) excluding interest income, interest expense, equity in net income (loss) of affiliates, other income (expense)-net, income tax (benefit) expense and depreciation and amortization expense. Our calculation of EBITDA, which may differ from similarly titled measures reported by other companies, excludes other income (expense)-net and equity in net income (loss) of affiliates, as these do not reflect the operating results of our subscriber base or operations that are under our control. We define Adjusted EBITDA as EBITDA, less charges related to the remeasurement of net monetary assets in Venezuela and the impairments of fixed and intangible assets. We define EBITDA Margin as EBITDA divided by revenues and we define Adjusted EBITDA Margin as Adjusted EBITDA divided by revenues. We define FCF as net cash provided by operating activities less capital expenditures.

-ii-

We believe EBITDA, Adjusted EBITDA, EBITDA Margin, Adjusted EBITDA Margin and FCF are appropriate measures for evaluating the operating performance of the Company. EBITDA, Adjusted EBITDA, EBITDA Margin, Adjusted EBITDA Margin and FCF and similar measures with similar titles are common performance measures used by investors, analysts and peers to compare performance in our industry. Internally, we use EBITDA, Adjusted EBITDA, EBITDA Margin, Adjusted EBITDA Margin and FCF as important indicators of our business performance and to evaluate management’s effectiveness. We believe EBITDA, Adjusted EBITDA, EBITDA Margin, Adjusted EBITDA Margin and FCF provide management and investors with useful measures for period-to-period comparisons of our core business and operating results by excluding items that are not comparable across reporting periods or that do not otherwise relate to the Company’s ongoing operating results. EBITDA, Adjusted EBITDA, EBITDA Margin, Adjusted EBITDA Margin and FCF should be viewed as a supplement to and not a substitute for operating income (loss), net income (loss), and other measures of performance presented in accordance with GAAP. Since EBITDA, Adjusted EBITDA, EBITDA Margin, Adjusted EBITDA Margin and FCF are not measures of performance calculated in accordance with GAAP, these measures may not be comparable to similar measures with similar titles used by other companies.

We believe that FCF is a useful indicator of liquidity and provides information to management and investors about the amount of cash generated from our core operations that can be used for investing in our business. FCF has certain limitations in that it does not represent the total increase or decrease in cash for the period, nor does it represent the residual cash flows available for discretionary expenditures. Therefore, it is important to evaluate FCF along with our combined statements of cash flows.

Constant currency is a non-GAAP measure which we calculate by using average foreign currency rates from the comparable, prior-year period, and which we use to present revenues or the applicable expense items in a manner that enhances comparison. Constant currency can be presented to supplement various GAAP measures, but is most commonly used by management to analyze revenues and operating expenses without the impact of changes in foreign currency rates. We believe constant currency is useful to investors to evaluate the performance of our business without taking into account the impact of changes to the foreign exchange rates to which our business is subject. In calculating amounts on a constant currency basis as presented in this prospectus, we exclude our Venezuela subsidiary in light of the hyperinflationary conditions in Venezuela that we believe are not representative of the macroeconomics of the rest of the region in which we operate.

The presentations of these measures have limitations as analytical tools and should not be considered in isolation, or as a substitute for analysis of our results as reported under GAAP.

-iii-

INDUSTRY TERMS

The following is a glossary of certain industry terms used throughout this prospectus. For a list of key financial metrics utilized throughout this prospectus and their respective definitions, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Terminology”.

4K	Refers to the horizontal resolution of 3,840 pixels, forming the total image dimensions of 3840×2160, otherwise known as 2160p.

8K	Refers to the horizontal resolution of 7,680 pixels, forming the total image dimensions of 7680×4320, otherwise known as 4320p.

Conditional access technology	A combination of scrambling and encryption technology that protects content by requiring that certain criteria be met before granting access to the content.

DBS	Direct-broadcast satellite.

DTH	Direct-to-home, a term commonly used to refer to satellite television.

DVR	Digital video recorder.

HD	High-definition.

IPTV	Internet Protocol television. The delivery of television over IP networks.

Middleware	Computer software that sits between set-top box operating system software and application software. Middleware allows for easier and faster development of complex software applications without having to be concerned with set-top box specific software and configuration.

OTT	Over-the-top, a term used to refer to audio, video and other media transmitted via the Internet as a stand-alone product.

SD	Standard-definition.

Set-top box	A term used to refer to an information appliance device that generally contains a TV-tuner that receives external source of signal, and converts that source signal into content in a form that can then be displayed on the television screen.

SMS	Short Message Service, commonly referred to as “text messaging”.

-iv-

PROSPECTUS SUMMARY

This summary highlights information appearing elsewhere in this prospectus. This summary is not complete and does not contain all of the information that you should consider before making a decision to participate in the offering. You should carefully read the entire prospectus, including the information presented under “Risk Factors”, “Cautionary Statement Regarding Forward-Looking Statements”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, “Selected Historical Financial Data”, “Unaudited Pro Forma Condensed Combined Financial Information” and the historical Combined Financial Statements and related Notes presented elsewhere in this prospectus.

In this prospectus, unless the context otherwise requires, the terms “Vrio Corp.”, “Vrio”, “we”, “us”, “our” and the “Company” refer to Vrio Corp. and its consolidated subsidiaries after giving effect to the transactions described under “Certain Relationships and Related Party Transactions—Separation Transactions”, “AT&T” refers to our parent company, AT&T Inc. and its consolidated subsidiaries (other than Vrio and its consolidated subsidiaries) and “DIRECTV” refers to DIRECTV Group Holdings, LLC and its consolidated subsidiaries (which, unless the context otherwise provides, does not include Vrio or its consolidated subsidiaries). Currency amounts in this prospectus are stated in U.S. dollars, unless otherwise indicated.

References in this prospectus to our historical assets, liabilities, products, operations or activities are to the historical assets, liabilities, products, operations or activities of DIRECTV in eight countries in South America and three countries in the Caribbean (“DIRECTV Latin America”) as they were historically owned, incurred or conducted as part of AT&T prior to the completion of the transactions described under “Certain Relationships and Related Party Transactions—Separation Transactions”. Unless otherwise indicated or the context otherwise requires, the information included in this prospectus assumes the completion of the transactions described under “Certain Relationships and Related Party Transactions—Separation Transactions”.

Company Overview

We are a leading provider of digital entertainment services in South America, with approximately 13.6 million subscribers in the Region as of December 31, 2017. The “Region” in which we operate consists of eight countries in South America and three countries in the Caribbean. We are one of the two largest pay-TV providers in each country in which we operate, with the exception of Chile and Peru.

We began our operations in 1996 and since then have expanded by executing our strategy to provide the best digital entertainment experience anytime, anywhere in the Region. Our offerings and brands are widely recognized as market-leading. Through our scale and purpose-built technology, we offer customers a full range of international, regional and local content, including exclusive programming, tailored to each of the countries and certain sub-markets in the Region and delivered in a wide range of packages and features so that customers can receive our services in a manner best-suited to their needs.

We have a sustained track record of growth achieved through a combination of operational excellence, best-in-class customer service, technological innovation, new product introductions and strong brands. According to S&P Global, we accounted for approximately 35% of the total pay-TV and 50% of satellite TV subscriber growth across the Region from December 31, 2011 to December 31, 2016. Our success can be attributed to several factors that differentiate our company from our competitors. Specifically, we believe we:

•	Operate with a “think global, act local” philosophy, which leverages the expertise of our local, regional and lean senior management teams to drive best practices across the Region;

•	Offer best-in-class content, including premier sporting events, international programming and tailored local content;

•	Utilize low-cost, scalable technology best-suited to efficiently deliver the highest quality all-digital video experience across the Region;

•	Provide the best customer experience throughout the entirety of the customer relationship, driving demand, fostering loyalty and reducing churn;

•	Maintain leading, “top of mind” brands that are well-recognized in the Region; and

•	Understand how to navigate successfully the varied political and macroeconomic environments in the Region with innovative and flexible service offerings, including postpaid and prepaid entertainment services, as well as our TV Everywhere streaming service.

These differentiating attributes enable us to maintain a leadership position in the Region, while generating superior monthly average revenue per user (“ARPU”) relative to other large pay-TV providers in the Region. For example, in 2016, our ARPU was 30% higher than América Móvil’s pay-TV ARPU in the Region, as reported by Ampere Analysis. In addition, we are the only scaled provider of prepaid pay-TV services in the Region.

We provide digital entertainment services to our customers on a postpaid and prepaid basis across three segments: Brazil, which distributes our offerings in Brazil under the SKY brand; South Region, which distributes our offerings in Argentina, Chile, Peru and Uruguay under the DIRECTV brand; and North Region, which distributes our offerings in Barbados, Colombia, Curaçao, Ecuador, Trinidad and Tobago and Venezuela, also under the DIRECTV brand. We are a holding company, and conduct all of our operations through our subsidiaries and we do not conduct any business operations of our own.

The graphic below highlights the geographic presence of our pay-TV customers as of December 31, 2017.

Geographic Presence of Our Pay-TV Customers as of December 31, 2017

Following AT&T’s acquisition of DIRECTV in July 2015 (the “Acquisition”), we developed a dynamic operating philosophy that enables us to target and address local markets, while also pursuing a cohesive group strategy. This philosophy empowers our local and regional teams to focus on operational decision-making while providing them with centralized infrastructure, strategy and support from a lean U.S.-based management team. Our “think global, act local” approach drives our superior customer experience and has instilled a culture of cost leadership and a focus on driving profitable growth. In addition, our local management teams’ compensation is determined based on a combination of the financial and operational performance of their local territories and our business as a whole, fostering collaboration across geographies.

Since the Acquisition, and in spite of the challenging economic conditions, we have enhanced our free cash flow across the Region by executing several initiatives, including:

•	Prioritizing the addition of higher quality subscribers over aggregate subscriber count;

•	Simplifying our organizational structure and reducing management layers;

•	Renegotiating supplier contracts to better leverage our pan-Regional scale, driving more of our operating costs into local currency;

•	Redesigning our set-top boxes, including a reduction in expected development costs, to improve the average cost of our set-top boxes by 34% in 2017 compared to 2016;

•	Focusing our investments on higher return projects and reducing investments in non-core products;

•	Standardizing and expanding the availability of our prepaid offerings across the Region; and

•	Further digitizing the customer experience to focus on self-help and automation, which reduces call volumes to our customer care centers, while simultaneously improving overall customer satisfaction.

Going forward, we expect to continue to drive free cash flow generation through our focus on four broad areas:

•	Profitably grow our subscriber base. By utilizing our data, insights and experience operating across the Region, and matching different customer segments with the right offerings, we aim to continue to take advantage of the underpenetration of pay-TV across the Region to grow our base of higher quality subscribers. Our scale also allows us to offer a prepaid service with attractive unit economics that further expands our total addressable market.

•	Increase incremental ARPU. We expect to continue to drive higher customer spend through our various forms of premium content add-ons, pay-per-view content and higher-tiered channel packages.

•	Drive margin expansion. We will continue to innovate and leverage our pan-Regional scale to improve margins and reduce costs. Our innovation has lowered set-top box, satellite dish and other equipment costs, reducing subscriber acquisition costs substantially since 2014. Our investments to modernize customer service platforms continue to drive efficiencies in our subscriber service expense performance. We focus our sales and distribution strategies on specific market opportunities in a manner that has helped to maximize return on marketing spend.

•	Improve customer experience. Our digital user interface is easy-to-use and feature-rich, and includes tools for content viewing, service and account management at our customers’ fingertips. As we continue to develop user interface features and functionality, we expect continued improvement in customer retention and reduced costs associated with call volumes to our customer care centers and customer service requests while maintaining our high standards for customer service.

For the year ended December 31, 2017, our revenues were $5,568 million, as compared to revenues of $5,023 million for the year ended December 31, 2016. In addition, our net income was $222 million for the year ended December 31, 2017 as compared to a net loss of $356 million for the year ended December 31, 2016, and our Adjusted EBITDA was $1,245 million for the year ended December 31, 2017 as compared to $1,035 million for the year ended December 31, 2016.

	Successor		Unaudited Pro Forma (1)	% Change		Constant Currency % Change excluding Venezuela
	Year ended December 31, 2017	Year ended December 31, 2016	Year ended December 31, 2015	2017 to 2016	2016 to Unaudited Pro Forma Year ended December 31, 2015	2017 to 2016	2016 to Unaudited Pro Forma Year ended December 31, 2015
	(U.S. dollars in millions, except per subscriber amounts)
Revenues	$5,568	$5,023	$5,913	10.9%	(15.1)%	8.5%	10.8%
Brazil	2,827	2,661	2,823	6.2%	(5.7)%	(2.3)%	(0.2)%
South Region	1,951	1,638	1,797	19.1%	(8.8)%	28.7%	31.7%
North Region	674	589	1,136	14.4%	(48.2)%	6.3%	7.4%
EBITDA (2)	$1,205	$918	$111	31.3%	727.0%	23.7%	36.2%
Brazil	679	593	640	14.5%	(7.3)%	4.4%	(1.6)%
South Region (2)	506	418	451	21.1%	(7.3)%	37.0%	69.8%
North Region (2)	(23)	(143)	(976)	83.9%	85.3%	(12.9)%	73.1%
Adjusted EBITDA (3)	$1,245	$1,035	$1,163	20.3%	(11.0)%	24.5%	36.2%
Subscribers (as of the end of the period, in thousands) (4)	13,834	12,655	12,720	9.3%	(0.5)%
Postpaid	8,719	9,027	9,530	(3.4)%	(5.3)%
Prepaid	5,115	3,628	3,190	41.0%	13.7%
ARPU	$33.81	$33.03	$38.80	2.4%	(14.9)%	(0.8)%	11.8%
Postpaid	$45.86	$39.78	$43.96	15.3%	(9.5)%	12.7%	15.4%
Prepaid	$11.93	$14.55	$22.27	(18.0)%	(34.7)%	(22.1)%	4.8%

*	The sum of the segment amounts presented above excludes eliminations, adjustments and other impacts necessary for reconciliation to the total combined Company amounts.
(1)	Unaudited pro forma information for the year ended December 31, 2015 gives effect to the Acquisition as if it had occurred on January 1, 2015. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Additional Significant Events Affecting the Comparability of Our Results of Operations—AT&T Acquisition of DIRECTV”.
(2)	EBITDA includes Venezuelan currency devaluation charges and fixed and intangible asset impairment charges in Venezuela and Peru. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Additional Significant Events Affecting the Comparability of Our Results of Operations—Devaluation and Foreign Currency Exchange Controls”.
(3)	Adjusted EBITDA is equal to EBITDA less charges related to the remeasurement of net monetary assets in Venezuela and the impairments of fixed and intangible assets.
(4)	On January 1, 2017, we changed how we calculate prepaid subscribers across the Region and postpaid subscribers in Brazil. With respect to our prepaid subscribers, this change resulted in a one-time upward adjustment of 1,029,000 subscribers as of January 1, 2017, and, with respect to our postpaid subscribers in Brazil, this change resulted in a one-time upward adjustment of 103,000 subscribers as of January 1, 2017. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Executive Overview and General Trends”.

Our Competitive Strengths

We believe our leading pan-Regional market position provides significant competitive advantages, meaningful financial benefits and clear economies of scale.

Focused and optimized business model

Our “pure play” business model enables management to intensely focus on our core competency—providing best-in-class digital entertainment services—as well as nearby adjacencies that enhance our customer experience, such as providing broadband in select markets.

Our “think global, act local” operating philosophy differentiates us from other digital entertainment service providers and is a competitive advantage critical to serving the various demographics within the Region. We derive significant benefits from our approach, including:

•	Empowering our local and regional management teams to make decisions and in-market customizations to quickly adapt to changing market conditions while upholding our core values and maintaining company objectives and a cohesive corporate strategy;

•	Fostering the sharing of best practices and ideas to ensure operational consistency, technological innovation and capital efficiency throughout the Region; and

•	Maximizing the benefits of our pan-Regional scale by utilizing centralized services, infrastructure, procurement and IT systems to minimize cost and maximize profitability.

Our operating philosophy enables each of our country operations to function as an innovation laboratory to test and develop products and best practices. These innovation laboratories were responsible for the successful design, implementation and expanded offering of our prepaid services. The initial product originated in Venezuela in 2006 to help expand our addressable market in a profitable manner that both limited our customer credit risk and provided a high quality, affordable product to our customers. We refined the offering in Argentina by adding self-installation and lowering the cost of our set-top boxes, facilitating the introduction of customized versions of our prepaid offering in other markets. Today, we offer our prepaid service throughout the Region and it is a key element of our growth strategy, enabling us to further penetrate underserved markets.

Differentiated content offerings

We believe our content is favorably differentiated from our competitors’ due to its quality, breadth and, in certain cases, exclusivity. Our diverse portfolio includes a wide array of award-winning international programming, premium movie and sports programming and tailored local content. In addition, in the South and North Regions we operate our own branded channels: DIRECTV Sports and OnDIRECTV.

We are also at the forefront of innovating premium content and content delivery. For example, we have partnerships with Torneos y Competencias S.A. (“Torneos”) and WIN Sports S.A.S. (“WIN Sports”) that enable us to create highly engaging, premier sports experiences that our customers can watch anytime, anywhere. In addition, we enhance certain of our original productions with mobile and online features, which further increase our opportunity to interact with our customers. For example, in 2014, approximately 1.6 million customers across the South and North Regions downloaded our FIFA World Cup mobile app onto their smartphones and tablets.

In addition, our pan-Regional scale and reputation as a trusted distribution partner enhance our position with content providers seeking to maximize their reach in the Region and enable us to efficiently acquire pan-Regional content rights and to negotiate more favorable terms with key suppliers.

Our focus on delivering the best-in-class content portfolio enables us to drive higher revenues from existing customers by encouraging premium content add-ons and prepaid subscriber recharges. As of December 31, 2017, 42% of our postpaid customers subscribed to premium content packages.

Superior customer experience resulting in strong customer satisfaction

We have an unrelenting focus on providing a superior customer experience, which is an important driver of our overall value proposition and creates loyalty, improves retention and increases demand for our services. As a result, we receive top rankings in customer satisfaction surveys and significantly outperform our competitors in customer satisfaction. For example, in our 2016 benchmarking of Net Promoter Score (“NPS”), we scored nearly 30 points better than our closest major competitor:

Pay-TV Provider	NPS
Vrio	36%
América Móvil	7%
Grupo Clarín	(5)%
Telefónica	(9)%

Source: Year end 2016 NPS phone survey data per Teleperformance Customer Experience Lab for Brazil and CEOP LATAM for the South and North Regions.

Additionally, in Brazil our SKY brand was awarded, for the third consecutive year, the “Premio CONAREC 2017” for Leadership in Customer Experience and Excellence in Customer Service and Relationship. We believe that this award, among others, demonstrates the valuable insight we have gained over our more than 20 years of operating history into how to effectively serve customers in both metropolitan and rural markets by providing an optimal mix of video channel options, postpaid and prepaid offerings and price points, as well as best-in-class customer service.

Purpose-built technology infrastructure with pan-Regional reach

Our technology infrastructure is purpose-built for high quality, high scale content delivery throughout the markets we serve, and we believe that it provides significant advantages as compared to many of our competitors. We believe our signal quality and reliability provide the best experience in the Region. Our programming is 100% digital, whereas, according to Business Bureau, approximately 23% of pay-TV subscribers in the Region still receive analog service. Digital transmission allows us not only to provide HD pictures in 100% of our coverage area, but also provides significantly better SD picture quality than many of our competitors’ SD signals. Digital signals are also significantly more efficient in delivering high resolution video formats like 4K and 8K, without noticeable quality degradation.

Our satellites service the entire Region. This provides a clear competitive advantage over cable-TV operators who use ground-based wired infrastructure to deliver their products and often have limited geographic coverage, given the costly infrastructure build-outs required to expand. In addition, our satellite-based service is highly scalable, allowing us to distribute hundreds of channels to millions of customers pan-Regionally with minimal incremental cost per additional subscriber and to quickly introduce new services and channels to a large number of customers. We utilize spot-beam and conditional access technology, allowing us to customize programming by country and, in certain circumstances, sub-markets, to better cater to market-specific segments and consumer preferences. This technology also facilitates the on-demand service provisioning that is critical to enabling our prepaid service. Our state-of-the-art broadcast centers support our satellites and ensure the quality, consistency and reliability of service that our customers demand.

We recently completed a significant upgrade cycle across our satellites and broadcast centers, allowing us to reach average service availability of 99.98% for our satellite fleet. Our satellite fleet is now fully redundant, as well as more powerful, with a stronger signal and better coverage of the Region. Our satellites are equipped with adequate capacity to carry new 4K and 8K video formats and increased programming to support our growth ambitions while maintaining superior image quality.

Extensive distribution network

We have an unparalleled ability to sell, install and support our services throughout the Region. We rely on a network of approximately 38,700 distribution points to sell our services as well as a supporting network of approximately 14,000 installers and other technicians who further enhance our customer service effort. A scaled distribution network is a critical requirement for successful penetration of new locations across the Region, particularly for a new offering such as prepaid, which requires an extensive network of recharge and distribution points. Our extensive physical presence, which has been developed over our long operating history, is especially important for serving areas outside of major cities, where cash-based transactions are prevalent and many of our competitors do not currently have a significant presence. We believe it would be extremely difficult and costly for another party to replicate the breadth and depth of our distribution and support network, which, for example, we estimate covers more than 85% of the households in Argentina, Brazil and Colombia, in aggregate.

We augment our fixed distribution points with commission-based, traveling salespeople in the South and North Regions. These salespeople allow us to quickly and cost-effectively enter new markets and have been instrumental in driving increased penetration of our prepaid services.

Leading brands

Our SKY and DIRECTV brands are broadly recognized for offering the best content, leveraging the best technology and providing the best customer service. The strength of our brands is an important factor in our ability to attract and retain customers, which in turn enhances the attractiveness of our offerings to content providers. Our brands are aspirational and score highly in customer brand awareness and brand preference surveys, as demonstrated below, well above the actual penetration rate of our services across the Region.

Brand Attributes
	Vrio	Main Competitor(1)
Top of Heart	46%	19%
HD Leadership	47%	28%
Sports Programming Leadership	48%	28%

Source: Vrio brand study (2016) performed by CEOP LATAM, telephone methodology.

(1)	Calculated as a weighted average of study results for the largest cable provider and leading competitor in each of the following markets: Argentina, the Caribbean, Chile, Colombia, Ecuador, Peru, Uruguay and Venezuela.

In 2017, we won the Consumidor Moderno award, similar to the JD Power Survey in the United States, for the 13th consecutive year as the best pay-TV company in Brazil. We have won similar accolades across the Region, including Apertura’s Top 100 Companies with the Best Reputation in Argentina and Sello BCX IZO’s Best Customer Experience in Colombia.

Our strong brand reputation also enhances our ability to attract and retain what we believe are the most talented and experienced employees, which in turn fosters a strong corporate culture and furthers our success. In 2017, we were rated among the top 10 places to work in Argentina and Ecuador, and among the top 20 in Chile, according to Great Place to Work. Together, these elements help support our Region-leading customer retention rates.

Our Market Opportunity

The Region supports a population of over 400 million people, with $3.5 trillion in GDP in 2016 according to the IMF. When compared to the United States and most Western European countries, we face circumstances that are unique in the Region. For example, purchasing power is generally lower across socio-economic segments and national economies in the Region have historically experienced varying political and economic conditions. Over the last three years, some countries in the Region, notably Argentina and Brazil, have experienced challenging economic conditions. This caused consumers to reduce discretionary spending and led to elevated inflation and currency devaluations. Despite these conditions, our revenue and EBITDA grew in 2016 on a constant currency basis, excluding Venezuela. The economic climate in the Region improved in 2017 and is projected to continue improving over the next few years, with real GDP expected to grow across the Region at a 2% compound annual growth rate (“CAGR”) from 2017 to 2022, according to the IMF.

We believe that the Region presents a significant opportunity for growth in pay-TV services as a result of the following key factors:

•	Large, underpenetrated pay-TV market. Pay-TV is significantly underpenetrated in the Region relative to the United States and Western Europe. In 2016, of the 118 million TV households in the Region (excluding the Caribbean) only 38%, or 45 million TV households, subscribed to pay-TV compared to approximately 81% of the 121 million TV households in the United States and over 62% in other developed countries in Western Europe, such as France, Germany and the United Kingdom.

•	Increasing purchasing power. Real GDP for the Region is expected to grow at a 2% CAGR from 2017 to 2022 as estimated by the IMF, largely driven by an expanding middle class population. According to the IADB, the middle class in the Region (excluding the Caribbean) grew from approximately 20% of the population in 2003 to approximately 40% in 2015. We believe the Region’s expected economic growth and the corresponding increase in disposable income provides a compelling opportunity to increase our subscriber base, capture additional customer wallet share and drive upsell of premium content add-ons.

•	Subscriber growth. Total pay-TV subscribers in the Region (excluding the Caribbean) grew at an 8.2% CAGR from 2010 to 2017 compared to a 1.0% average annual decline in subscribers in the United States over the same period. DTH in the Region (excluding the Caribbean) is expected to outpace other technologies, having grown at a 14.3% CAGR from 2010 to 2017, nearly four times faster than cable, and is projected to grow at a 3.4% CAGR from 2018 to 2020, compared with cable which is projected to grow at a 2.1% CAGR over the same period.

•	Underinvestment in broadband infrastructure. Residential broadband penetration in the Region (excluding the Caribbean), at 36.2% in 2016, remains low relative to the United States and Western Europe. Average broadband speeds in the Region also lag those of more developed economies. We believe this limits exposure to broadband-video bundling threats and reduces the competitive threat from OTT streaming video services.

We operate across the Region in areas that are characterized by significantly underserved markets, favorable competitive dynamics and/or diverse socio-economic characteristics. These markets are often underserved due to the lack of both concentrated purchasing power to support traditional cable infrastructure build-outs as well as product offerings that provide flexibility in service and price. By utilizing our unique pan-Regional satellite infrastructure and other distinct technological advantages, we believe we can reach these customers with more flexible service offerings at varying price points. This allows us to increase our addressable market and successfully grow our customer base without meaningful incremental infrastructure investment and provides us with a distinct competitive advantage.

Our Growth Strategy

We believe we are well-positioned for growth and have a multi-faceted strategy that builds upon our key strengths. Our strategy includes:

Strengthen our leadership position in premium postpaid and drive increased customer lifetime value

We are a leading digital entertainment services provider in the postpaid pay-TV market in the Region due to our differentiated content offerings, the quality of the services we provide and our superior customer experience. We intend to further strengthen our market leadership through the following initiatives:

•	Strengthen our position in HD and beyond. We will continue to broaden the depth of content available to our customers, such as with HD and 4K programming and local content, including country and city-specific programming.

•	Continue to focus on sales of premium services. We intend to leverage our best-in-class content and focus our sales and marketing efforts to drive sales of premium content add-ons. We continue to identify markets where we have opportunities to drive increased premium-package penetration, particularly for our sports and movies packages.

•	Further innovate new features and functionality. We are constantly seeking to enhance the customer experience and reinforce our “top of mind” brands by providing customers with more features and functionality in their TV viewing, particularly in terms of viewing options.

•	Further optimize subscriber acquisition costs. We plan to drive increased profitability through optimizing distribution channels, further digitizing customer service operations and innovating key elements of our cost structure.

We believe these initiatives will continue to drive ARPU and margin expansion as well as lower subscriber acquisition costs, all of which increase our customer lifetime value and drive incremental free cash flow.

Profitably increase penetration of our prepaid service

As the only pan-Regionally scaled provider of prepaid television services, we leverage our data, know-how and experience from providing postpaid pay-TV services in the Region to grow our prepaid offering. Since our prepaid offering was introduced in 2006, we have refined the underlying technology and operations to adapt to specific consumer preferences and market dynamics across the Region. In recent years we have steadily grown our prepaid customer base while also improving unit economics, and we intend to continue to increase the penetration and profitability of our prepaid services in a number of ways, including:

•	Further penetrate underserved markets. We believe the underserved markets across the Region represent a compelling opportunity for our prepaid business given the low penetration of pay-TV, growing middle class and very limited cable competition in more rural areas. For example, in 2012 we developed an innovative new prepaid offering to appeal to a segment of the Argentine market we considered to be underserved. We believe that this offering contributed to expanding pay-TV to new households, and that we were able to capture an outsized portion of this market growth. Between December 31, 2012 and December 31, 2017, overall pay-TV penetration in Argentina is estimated to have grown by over 850,000 households and, according to Business Bureau, our market share increased by over 700 basis points. We are leveraging this experience in Argentina to make a similarly structured prepaid offering in our other markets where we think there is a similar potential to reach underserved markets.

•

Drive continuous engagement. Given our prepaid customers’ ability to turn service on and off, we are constantly focused on customer engagement to maximize the frequency and length of recharges. We will continue to focus on ongoing touchpoints with customers, including SMS and on-screen messages, while curating premium content offerings that are provided in flexible prepaid packages to drive increased customer recharges. On average, across the Region (excluding Venezuela), we experience 1.25 recharges per customer per month, with an average recharge transaction value of approximately $10.70. The aggregate value of prepaid recharges increased by 35% and the corresponding recharge volumes increased by 23%, each between December 31, 2015 and December 31, 2017.

•	Deliver a premium experience. We continue to work with our content providers to increase the number of premium content offerings available to our prepaid customers. This, in combination with our ability to offer HD programming rather than SD, positions us to target underserved markets with a high-quality offering and encourage more frequent and longer recharges from existing customers. We believe we are the only pay-TV provider to offer a fully digital HD programming experience on a prepaid basis throughout the Region. We expect to see an increase in ARPU associated with our prepaid products resulting from the introduction of HD programming. For our postpaid products across the Region (excluding Venezuela), ARPUs for HD subscribers are more than 40% higher than ARPUs for SD subscribers.

•	Drive increased profitability. We continue to look for ways to lower our subscriber acquisition costs to increase the profitability of our prepaid subscriber base. For example, we are well into the process of migrating to a new prepaid set-top box design that we anticipate will lower the average cost by nearly 30% while also providing the same high-quality viewing experience of the postpaid set-top box. Given our prepaid customers must purchase their own equipment, this innovation will lower the barrier to entry for penetration, while reducing our subscriber acquisition expenses relative to revenue.

Targeted provision of fixed wireless broadband internet services

We provided fixed wireless broadband services to approximately 567,000 customers in Argentina, Brazil and Colombia as of December 31, 2017, and our network covered approximately 7.9 million households across those countries. Our broadband services target underserved markets, mostly in second- and third-tier cities. We are able to provide these services efficiently because our fixed wireless network allows narrowly targeted deployment to specific areas. Our strategy is to invest in fixed wireless broadband services in support of our digital entertainment services and to focus on maximizing usage of existing towers with our existing spectrum holdings. Delivery of these services provides opportunities for bundling, which could attract new pay-TV customers and reduce churn. Our broadband services also provide us with know-how that we will use to evolve our next-generation offerings and determine how to expand our broadband offerings opportunistically.

Continue to modernize the way we provide content and services to our customers

We believe our experience demonstrates innovation, with data and technology providing insights into strategies for marketing, packaging and selling our services in the Region and maintaining high levels of customer engagement and satisfaction. This enables us to strengthen our brand, enhance the customer experience and improve profitability.

Our operating philosophy and pan-Regional scale further enable us to leverage individual markets as laboratories where we can develop and refine new products and services for deployment across the Region. We have regularly scheduled product and service feedback sessions with local market teams across the Region to ensure that we can identify best practices, including, for example, churn reduction strategies; postpaid premium marketing strategies, including inbound and outbound call scripts; prepaid recharge and premium marketing strategies; changes to our TV Everywhere applications to drive higher adoption and deeper engagement; refining content and programming line-ups, including streamlining initiatives to reduce costs; and customer acquisition and self-install equipment strategies to reduce costs. Three of our key initiatives are:

•	Anytime, anywhere consumption. We are continuing to develop web and mobile destinations to empower customers to seamlessly stream our content while out of the home, upgrade their package or purchase a pay-per-view movie. Whether through SMS, web, TV or mobile applications, we continue transitioning more of the customer viewing experience to digital platforms.

•	Enhanced user interface and customer experience. Our current user interface provides tools for viewing, service and account management at our customers’ fingertips, and lowers our costs associated with call volumes to our customer care centers and customer service requests.

•	Using data to drive decision making. We collect and analyze consumer behavior and service performance data to provide valuable insights into ways we can improve our services and reduce our costs. Our proprietary subscriber data also enables us to hyper-segment the market, tailor our footprint expansion, increase our return on investment in new distribution channels and increase penetration of new locations.

Drive margin expansion and cash flow generation through operational efficiency and productivity

Our Regional leadership and market position allow us to obtain greater scale in the acquisition of high quality content, advanced technology, equipment and other assets on which we rely. In addition, our organizational structure facilitates our ability to drive pan-Regional efficiencies and ensure sharing of best practices across all countries. We believe these factors will allow us to meaningfully expand our margins and cash flows, and we believe we have several additional future opportunities, including improvements in product delivery, streamlining costs, enhancing our digital platform and continuing to seek reductions in our subscriber acquisition costs.

Risks Related to Our Business and this Offering

Investing in our Class A common stock involves substantial risks and uncertainties that may adversely affect our business, financial condition and results of operations and cash flows. Some of the more significant challenges and risks relating to our ability to successfully operate our business and this offering involve, among other things, the following:

•	We compete with other traditional telecommunications providers, some of whom have greater resources than we do, and levels of competition are increasing. Increased competition could result in higher postpaid subscriber churn, lower recharge rates from our prepaid subscribers and increased subscriber acquisition, upgrade and retention expenses, which could adversely affect our business.

•	We also face increasing competition from entities that provide or facilitate the delivery of video content via the Internet, and our failure to compete effectively with these new entrants may reduce our gross subscriber additions and cause our existing customers to purchase fewer services from us or to cancel our services altogether, resulting in less revenue to us.

•	Economic, political and social conditions in the Region could adversely affect our business.

•	Programming and retransmission costs are increasing and we may not have the ability to pass these increases on to our customers.

•	Our ability to differentiate our service may be limited if we cease to have exclusive content offerings.

•	We operate in a highly regulated and complex environment and as a result, our business, financial condition and results of operations could be adversely affected.

•	Disruption to our satellites or broadcast centers may prevent us from providing services, and could harm our business.

•	Pay-TV piracy has significantly affected our industry and is expected to continue to do so.

•	Control by AT&T will severely limit our other stockholders from influencing matters requiring stockholder approval, and could adversely affect our other stockholders.

•	Conflicts of interest and other disputes may arise between AT&T and us, and we may not be able to resolve favorably disputes that may arise between AT&T and us with respect to our past and ongoing relationships.

•	We will be a “controlled company” within the meaning of the NYSE rules, and, as a result, will rely on exemptions from certain corporate governance requirements that provide protection to stockholders of other companies.

Any of the factors set forth under “Risk Factors” may limit our ability to successfully execute our business strategy. You should carefully consider all of the information set forth in this prospectus and, in particular, should evaluate the specific factors set forth under “Risk Factors” in deciding whether to invest in our Class A common stock.

Our History and Corporate Information

We have a long and proud history serving in South America dating back to 1996. In 2004, we combined two competing satellite pay-TV providers, SKY Latin America and DIRECTV Latin America, to form the present day company. In July 2015, our then-parent company, DIRECTV, was acquired by AT&T and we have been operated as part of AT&T since that time. Currently, our Chief Executive Officer and our Chief Financial Officer also serve as officers or directors of certain AT&T subsidiaries; however it is expected that, other than with respect to our CEO’s continued service on the board of SKY Mexico as noted under “Management”, each will cease to serve in such capacities for AT&T upon completion of this offering. In addition, each of Lori Lee, Debra Dial, Timothy Leahy, Stephen McGaw and Rasesh Patel who will be directors of ours, currently serve, and will continue to serve, as officers of AT&T or certain of its subsidiaries. Our amended and restated certificate of incorporation will contain provisions regulating and defining the conduct of our (including our consolidated subsidiaries’) affairs as they involve corporate opportunities and conflicts of interest with AT&T (and its consolidated subsidiaries, excluding the Company). See “Description of Capital Stock—Provision Relating to Corporate Opportunities and Interested Directors”.

Our principal executive offices are located at 208 S. Akard St., Dallas, Texas 75202. The telephone number of our principal executive offices is (214) 748-8746. Our internet address is www.vriocorp.com. Information on, or accessible through, our website does not constitute a part of this prospectus.

Prior to this offering, AT&T formed our company as a new wholly-owned subsidiary, “Vrio Corp.”, for the purpose of acquiring, owning and operating the digital entertainment services operations of DIRECTV in the Region. Following this offering, AT&T will own approximately     % of our Class A common stock (or approximately     % if the underwriters exercise their option to purchase additional shares of Class A common stock in full) and 100% of our Class B common stock. In connection with this offering, we and AT&T intend to enter into, or have entered into, certain agreements and to take, or have taken, certain actions to separate our business from AT&T and to provide a framework for our ongoing relationship with AT&T. We refer to these separation transactions collectively as the “Separation”. See “Certain Relationships and Related Party Transactions—Separation Transactions”.

The following diagram depicts our organizational structure, material operating subsidiaries and ownership information after giving effect to this offering.

THE OFFERING

Issuer	Vrio.

Class A common stock offered by us	shares (or shares if the underwriters exercise their option to purchase additional shares of Class A common stock in full).

Common stock to be outstanding after this offering	shares of Class A common stock (or shares of Class A common stock if the underwriters exercise their option to purchase additional shares of Class A common stock in full).

shares of Class B common stock.

Common stock to be held by AT&T after this offering	shares of Class A common stock.

shares of Class B common stock.

Option to purchase additional shares of Class A common stock	The underwriters have an option to purchase a maximum of additional shares of Class A common stock from us. The underwriters can exercise this option at any time within 30 days from the date of this prospectus.

Voting rights	Following this offering, we will have two classes of common stock outstanding: Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock will be identical, except with respect to voting rights and conversion rights. The holders of Class A common stock will be entitled to one vote per share for all matters submitted to a vote of stockholders and the holders of Class B common stock will be entitled to ten votes per shall for all matters submitted to a vote of stockholders. Each share of Class B common stock held by AT&T or one of its subsidiaries will be convertible into one share of Class A common stock at any time but will not be convertible if held by any other holder. See “Description of Capital Stock” for more information.

Use of proceeds	We estimate that the net proceeds from the sale of our Class A common stock in this offering, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $ million ($ million if the underwriters exercise in full their option to purchase additional shares) based on an assumed initial public offering price of $ per share (the midpoint of the price range set forth on the cover page of this prospectus).

We intend to use the net proceeds from the sale of the shares of our Class A common stock to repay related-party indebtedness owed to AT&T and to distribute the remaining proceeds to AT&T. See “Use of Proceeds”.

Dividend policy	We do not intend to pay regular cash dividends on our common stock after the completion of this offering. In the event we decide to pay dividends in the future, the declaration and payment of future dividends to holders of our common stock will be at the discretion of our board of directors and will depend upon many factors, including our financial condition, earnings, legal requirements, restrictions in our debt agreements and other factors deemed relevant by our board of directors. See “Dividend Policy” for additional information.

Controlling Stockholder	We are currently a wholly-owned subsidiary of AT&T. Upon completion of this offering, AT&T will own % of the outstanding shares of our Class A common stock (or % if the underwriters’ option to purchase additional shares of Class A common stock is exercised in full) and 100% of the outstanding shares of our Class B common stock, giving AT&T % of the combined voting power and % of the economic interest of our outstanding common stock (or % and %, respectively, if the underwriters exercise their option to purchase additional shares in full).

For additional information regarding our relationship with AT&T following the completion of the offering, see “Certain Relationships and Related Party Transactions—Separation Transactions—Relationship with AT&T and its Subsidiaries”.

Listing	We intend to apply to list our Class A common stock on the NYSE under the symbol “VRIO”.

Risk Factors	Investing in our Class A common stock involves significant risks. See “Risk Factors” beginning on page 22 for a discussion of certain risks that you should consider before deciding to invest in our Class A common stock.

Unless otherwise indicated, references to the number and percentage of shares of common stock to be outstanding immediately after this offering are based on              shares of Class A common stock and              shares of Class B common stock outstanding as of                     , and excludes              shares of our Class A common stock to be reserved for issuance under our 2018 Incentive Plan and our 2018 Non-Employee Director Plan that we intend to adopt in connection with this offering.

Unless otherwise indicated, the information presented in this prospectus gives effect to the transactions described under “Certain Relationships and Related Party Transactions—Separation Transactions”.

SUMMARY HISTORICAL AND PRO FORMA FINANCIAL AND OPERATING DATA

You should read the summary historical and pro forma financial and operating data set forth below in conjunction with the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Capitalization”, as well as the Combined Financial Statements and the related Notes included elsewhere in this prospectus.

The periods presented below on and prior to July 24, 2015, the date of the Acquisition, are referred to as “Predecessor” periods and the periods presented after and including July 25, 2015 are referred to as “Successor” periods. The financial data, Combined Financial Statements and related Notes for each of the periods reflect the combined financial results of the entities expected to be owned by us at the completion of this offering and their subsidiaries, with the exception of operations in Puerto Rico, which are to be retained by AT&T from and after the Separation (as defined in “Certain Relationships and Related Party Transactions”), and which are reflected as assets held for sale on our Combined Financial Statements. As a result, the financial data, Combined Financial Statements and related Notes are not necessarily indicative of our balance sheets, results of operations and cash flows in the future or what our balance sheets, results of operations and cash flows would have been had we been a stand-alone public company during the periods presented. Accordingly, the historical results should not be relied upon as an indicator of our future performance. See “Risk Factors”, “Selected Historical Financial Data”, “Unaudited Pro Forma Condensed Combined Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

The historical financial information for the period from January 1, 2015 through July 24, 2015 (Predecessor), the period from July 25, 2015 through December 31, 2015 (Successor) and the years ended December 31, 2016 and 2017 (Successor) has been derived from the audited Combined Financial Statements included elsewhere in this prospectus.

The historical financial information includes allocations of costs from certain corporate and shared services functions provided to us by AT&T and DIRECTV, including general corporate and shared services expenses. The costs of such services have been allocated to us based on the most relevant allocation method to the service provided, primarily based on relative percentage of EBITDA or specific identification.

The Combined Financial Statements do not reflect any changes that may occur in our operations and expenses as a result of the Separation or this offering. The historical financial information below also contains six financial measures: EBITDA, Adjusted EBITDA, EBITDA Margin, Adjusted EBITDA Margin, FCF and constant currency, that are not presented in accordance with GAAP and which have not been audited. We use EBITDA, Adjusted EBITDA, EBITDA Margin, Adjusted EBITDA Margin, FCF and constant currency in our business because we believe such measures are useful to help investors understand our results of operations. In addition, because all companies do not calculate non-GAAP financial measures in the same way, these measures as used by other companies may not be consistent with the way the Company calculates such measures. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” for a description of the non-GAAP measures used in our business and a reconciliation to the GAAP equivalent measures.

	Successor			Predecessor	Unaudited Pro Forma	% Change		Constant Currency % Change excluding Venezuela
Combined Statements of Operations	Year ended December 31, 2017	Year ended December 31, 2016	Period from July 25 through December 31, 2015	Period from January 1 through July 24, 2015	Year ended December 31, 2015	2017 to 2016	2016 to Unaudited Pro Forma 2015 Period	2017 to 2016	2016 to Unaudited Pro Forma 2015 Period
			(U.S. dollars in millions)
Revenues	$5,568	$5,023	$2,228	$3,709	$5,913	10.9%	(15.1)%	8.5%	10.8%
Operating Expenses
Cost of services and sales (exclusive of depreciation and amortization expense shown separately below)
Programming, broadcast operations and other expenses	2,333	2,208	861	1,503	2,364	5.7%	(6.6)%	4.4%	11.3%
Subscriber service expenses	595	561	261	443	704	6.1%	(20.3)%	4.2%	0.3%
Selling, general and administrative expenses (exclusive of depreciation and amortization expense shown separately below)
Subscriber acquisition, upgrade and retention expenses	780	685	319	546	865	13.9%	(20.8)%	13.0%	(1.1)%
General and administrative expenses	615	534	399	418	817	15.2%	(34.6)%	(6.7)%	(6.5)%
Venezuelan currency devaluation charge (1)	31	45	—	519	519	(31.1)%	(91.3)%	N/A	N/A
Impairment of fixed and intangible assets (2)	9	72	—	533	533	(87.5)%	(86.5)%	N/A	N/A
Depreciation and amortization expense	1,157	1,182	543	613	1,310	(2.1)%	(9.8)%	(6.7)%	1.2%

Total Operating Expenses	5,520	5,287	2,383	4,575	7,112	4.4%	(25.7)%	1.9%	3.5%

Operating Income (Loss)	48	(264)	(155)	(866)	(1,199)	118.2%	78.0%	217.5%	135.6%

Other Income (Expense)
Interest income	49	14	12	46	58	250.0%	(75.9)%
Interest expense	(126)	(94)	(42)	(35)	(97)	34.0%	3.1%
Equity in net income (loss) of affiliates	20	23	12	(49)	(37)	N/M	N/M
Other income (expense)-net	6	5	(38)	(40)	(78)	N/M	N/M

Total other income (expense)	(51)	(52)	(56)	(78)	(154)	1.9%	66.2%

Loss Before Income Tax	(3)	(316)	(211)	(944)	(1,353)	99.1%	76.6%
Income tax (benefit) expense	(225)	40	(20)	75	(14)	N/M	N/M

Net Income (Loss)	222	(356)	(191)	(1,019)	(1,339)	162.4%	73.4%

Less: Net (Income) Loss Attributable to Noncontrolling Interest	(9)	8	6	(2)	4	N/M	N/M

Net Income (Loss) Attributable to DIRECTV Latin America	$213	$(348)	$(185)	$(1,021)	$(1,335)	161.2%	73.9%

N/M	means not meaningful
(1)	During the period from January 1, 2015 through July 24, 2015 and the year ended December 31, 2016, we recorded a charge of $519 and $45, respectively, as a result of the change to the SIMADI exchange rate and subsequent devaluations. During the year ended December 31, 2017, we recorded a charge of $31 as a result of the change to the DICOM exchange rate. See Note 12 of the Notes to the Combined Financial Statements.

(2)	During the period from January 1, 2015 through July 24, 2015, we recorded impairment charges of $423 and $110 related to Venezuelan fixed and intangible assets, respectively. In the year ended December 31, 2016, we recorded an impairment charge of $72 related to Venezuelan fixed and intangible assets. In the year ended December 31, 2017, we recorded an impairment charge of $9 related to Peruvian fixed and intangible assets. See Notes 4 and 5 of the Notes to the Combined Financial Statements.

	Successor			Predecessor	Unaudited Pro Forma	% Change		Constant Currency % Change excluding Venezuela
Other Data:	Year ended December 31, 2017	Year ended December 31, 2016	Period from July 25 through December 31, 2015	Period from January 1 through July 24, 2015	Year ended December 31, 2015	2017 to 2016	2016 to Unaudited Pro Forma 2015 Period	2017 to 2016	2016 to Unaudited Pro Forma 2015 Period
	(U.S. dollars in millions)
EBITDA (1)	$1,205	$918	$388	$(253)	$111	31.3%	727.0%	23.7%	36.2%
EBITDA Margin	21.6%	18.3%	17.4%	N/M	1.9%
Adjusted EBITDA (2)	$1,245	$1,035	$388	$799	$1,163	20.3%	(11.0)%	24.5%	36.2%
Adjusted EBITDA Margin	22.4%	20.6%	17.4%	21.5%	19.7%
Capital expenditures	$725	$762	$369	$776	N/A	(4.9)%	N/A	—	—

(1)	EBITDA includes a Venezuelan currency devaluation charge of $519 in the Unaudited Pro Forma 2015 Period, $45 in the year ended December 31, 2016 and $31 in the year ended December 31, 2017. Also includes an impairment of fixed and intangible assets in Venezuela of $533 in the Unaudited Pro Forma 2015 Period and $72 in the year ended December 31, 2016. In addition, includes an impairment of fixed and intangible assets in Peru of $9 in the year ended December 31, 2017.
(2)	Adjusted EBITDA is equal to EBITDA less charges related to the remeasurement of net monetary assets in Venezuela and the impairments of fixed and intangible assets.

We have prepared unaudited pro forma supplemental financial information for the pro forma year ended December 31, 2015, which gives effect to the Acquisition as if it had occurred on January 1, 2015 (the “Unaudited Pro Forma 2015 Period”). The Unaudited Pro Forma 2015 Period discussed herein has been prepared in a manner consistent with the requirements of Article 11 of Regulation S-X, and does not purport to represent what our actual combined results of operations would have been had the Acquisition actually occurred on January 1, 2015, nor is it necessarily indicative of future combined results of operations. The Unaudited Pro Forma 2015 Period is being discussed herein for informational purposes only and does not reflect any operating efficiencies or potential cost savings that may result from the consolidation of operations.

In preparing the Unaudited Pro Forma 2015 Period, we combined the Predecessor 2015 Period and Successor 2015 Period and adjusted the historical results within these periods to give effect to pro forma events that are (i) directly attributable to the Acquisition, (ii) factually supportable and (iii) expected to have a continuing impact on the combined financial results. The pro forma adjustments made to give effect to the Acquisition, as if it had occurred on January 1, 2015, are summarized in the table below:

Pro Forma Statement of Operations

	Successor	Predecessor	Unaudited Pro forma adjustments for the Acquisition
	Period from July 25 through December 31, 2015	Period from January 1 through July 24, 2015		Note		Unaudited Pro Forma 2015 Period
	(U.S. dollars in millions)
Revenues	$2,228	$3,709	$(24)	(a	)	$5,913
Operating Expenses
Costs of services and sales (exclusive of depreciation and amortization expense shown separately below)
Programming, broadcast operations and other expenses	861	1,503	—			2,364
Subscriber service expenses	261	443	—			704
Selling, general and administrative expenses (exclusive of depreciation and amortization expense shown separately below)
Subscriber acquisition, upgrade and retention expenses	319	546	—			865
General and administrative expenses	399	418	—			817
Venezuelan currency devaluation charge	—	519	—			519
Impairment of fixed and intangible assets	—	533	—			533
Depreciation and amortization expense	543	613	154	(b	)	1,310

Total Operating Expenses	2,383	4,575	154			7,112

Operating Loss	(155)	(866)	(178)			(1,199)

Other Income (Expense)
Interest income	12	46	—			58
Interest expense	(42)	(35)	(20)	(c	)	(97)
Equity in net income (loss) of affiliates	12	(49)	—			(37)
Other income (expense)-net	(38)	(40)	—			(78)

Total other income (expense)	(56)	(78)	(20)			(154)

Loss Before Income Taxes	(211)	(944)	(198)			(1,353)
Income tax (benefit) expense	(20)	75	(69)	(d	)	(14)

Net Loss	(191)	(1,019)	(129)			(1,339)

Less: Net (Income) Loss Attributable to Noncontrolling Interest	6	(2)	—			4

Net Loss Attributable to DIRECTV Latin America	$(185)	$(1,021)	$(129)			$(1,335)

(a)	The Pro Forma Statement of Operations has been adjusted to reflect a decrease in revenue due to an adjustment to deferred revenue as a result of fair value accounting associated with the Acquisition. Certain revenues are deferred for accounting purposes but require minimal or no future incremental direct costs in order to be recognized.

(b)	The Pro Forma Statement of Operations has been adjusted to reflect an increase in depreciation and amortization expense due to the adjustment of our property and equipment and intangible assets to fair value as part of the pushdown of the purchase price from the Acquisition. See Note 3 of the Notes to the Combined Financial Statements.

(c)	The Pro Forma Statement of Operations has been adjusted to reflect an increase in interest expense related to the related party payable to parent of $1,129 that was recorded at the Acquisition. Interest was calculated using AT&T’s average intercompany lending rate at the time of the Acquisition of 3.25% per annum. See Note 11 of the Notes to the Combined Financial Statements.

(d)	The Pro Forma Statement of Operations has been adjusted to reflect the aggregate pro forma income tax effect of notes (a), (b) and (c) above, using a statutory rate of 35%. The aggregate pre-tax effect of these adjustments is reflected as “Loss before income taxes” on the Pro Forma Statement of Operations.

Key Business Metrics

We track our results of operations and manage our business using the following key business measures, which include non-GAAP financial measures:

•	Revenues

•	EBITDA

•	Operating Income (Loss)

•	Capital Expenditures

•	FCF
•	Subscribers (Postpaid and Prepaid)

•	ARPU (Postpaid and Prepaid)

•	Postpaid Subscriber Churn

•	Net Subscriber Additions (Postpaid and Prepaid)

For a description of certain of these key business metrics, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Terminology”.

The following tables set forth these key business metrics as well as the corresponding GAAP measures, where applicable, for the period from January 1, 2015 through July 24, 2015 (Predecessor), the period from July 25, 2015 through December 31, 2015 (Successor), the years ended December 31, 2016 and 2017 and the Unaudited Pro Forma 2015 Period.

	Successor			Predecessor
	Year ended December 31, 2017	Year ended December 31, 2016	Period from July 25 through December 31, 2015	Period from January 1 through July 24, 2015	Unaudited Pro Forma 2015 Period
			(U.S. dollars in millions)
Revenues	$5,568	$5,023	$2,228	$3,709	$5,913
Brazil	2,827	2,661	1,065	1,760	2,823
South Region	1,951	1,638	776	1,032	1,797
North Region	674	589	321	826	1,136
EBITDA	$1,205	$918	$388	$(253)	$111
Brazil	679	593	240	402	640
South Region	506	418	185	277	451
North Region	(23)	(143)	(25)	(940)	(976)
Operating Income (Loss)	$48	$(264)	$(155)	$(866)	$(1,199)
Brazil	(81)	(131)	(77)	79	(165)
South Region	302	185	60	145	160
North Region	(138)	(283)	(93)	(1,054)	(1,118)
Capital Expenditures	$725	$762	$369	$776	N/A
Brazil	460	418	219	444	N/A
South Region	184	238	79	135	N/A
North Region	48	78	66	129	N/A
Net Cash Provided by Operating Activities	$1,361	$1,457	$240	$827	N/A
FCF (1)	$636	$695	$(129)	$51	N/A

*	The sum of the segment amounts presented above excludes eliminations, adjustments and other impacts necessary for reconciliation to the total combined Company amounts.

(1)	The years ended December 31, 2017 and December 31, 2016, include a $414 and $551 tax benefit, respectively, generated by the Company. These benefits were utilized by AT&T in its consolidated returns and such utilization was reflected as cash (used in) provided by financing activities.

	Successor			Predecessor
	Year ended December 31, 2017	Year ended December 31, 2016	Period from July 25 through December 31, 2015	Period from January 1 through July 24, 2015	Unaudited Pro Forma 2015 Period
Subscribers (as of the end of the period, in thousands)(1)	13,834	12,655	12,720	12,873	12,720
Postpaid	8,719	9,027	9,530	9,782	9,530
Prepaid	5,115	3,628	3,190	3,091	3,190
ARPU	$33.81	$33.03	$33.33	$43.06	$38.80
Postpaid	$45.86	$39.78	$38.12	$48.57	$43.96
Prepaid	$11.93	$14.55	$18.53	$25.02	$22.27
Postpaid Subscriber churn %	2.2%	2.1%	2.2%	2.3%	2.3%
Net subscriber additions (in thousands)	47	(65)	(153)	401	248
Postpaid	(258)	(460)	(252)	106	(146)
Prepaid	305	395	99	295	394

(1)	On January 1, 2017, we changed how we calculate prepaid subscribers across the Region and postpaid subscribers in Brazil. With respect to our prepaid subscribers, this change resulted in a one-time upward adjustment of 1,029,000 subscribers as of January 1, 2017, and, with respect to our postpaid subscribers in Brazil, this change resulted in a one-time upward adjustment of 103,000 subscribers as of January 1, 2017. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Executive Overview and General Trends”.

RISK FACTORS

Investing in our Class A common stock involves a significant degree of risk. Before investing in our Class A common stock, you should carefully consider the risks and uncertainties described below, along with the other information contained in this prospectus. The risks described below are those which we believe are currently the material risks we face, but are not the only risks facing us and our business prospects. Any of the risk factors described below and elsewhere in this prospectus could adversely affect our business, financial condition and results of operations. Additional risks and uncertainties not presently known to us or that we currently deem immaterial could adversely affect our business, financial condition and results of operations in the future. As a result, the trading price of our Class A common stock could decline and you may lose part or all of your investment.

Risks Related to Our Business

We compete with other traditional telecommunications providers, some of whom have greater resources than we do, and levels of competition are increasing. Increased competition could result in higher postpaid subscriber churn, lower recharge rates from our prepaid subscribers and increased subscriber acquisition, upgrade and retention expenses, which could adversely affect our business.

We operate in a highly competitive, consumer-driven industry and we compete against traditional telecommunications industry participants such as cable television providers, fixed line telephony service providers, wireless companies and other land-based and satellite-based system providers with service offerings including video, audio and interactive programming, broadband and telephony services. Some of these competitors have greater financial, marketing, technological and other resources than we do.

Most of our competitors offer bundled video, broadband and telecommunications services, which we, for the most part, do not. They are able to offer packaging and pricing options, including discounts, which may negatively affect the competitiveness of our products and services. For example, in some cases we believe that our competitors significantly underprice the video component of their bundled offers, and may, in effect, subsidize those discounts by not discounting their rates charged or charging higher rates for broadband and telecommunications services. This practice of cross-subsidization is sometimes incentivized by higher taxes or regulatory fees (as is the case in Colombia) on pay-TV services, as compared to telephony and broadband services. These pricing practices can influence customers’ willingness to subscribe to our services.

Competition can lead us to increase advertising and promotional spending and to reduce prices for our services. We also may be required to increase our spending on programming or on technological developments to increase and enhance our product and service offerings. These developments may lead to higher subscriber acquisition, upgrade and retention expenses and lower operating margins. If we are not able to retain customers due to increased competition, our postpaid subscriber churn will increase and we may see lower recharge rates from our prepaid subscribers.

Competition could intensify to the extent that there is consolidation in the industry. Competition may also increase due to a change in the regulatory environment in the Region. For example, in Argentina, certain providers of telelphony services were allowed to provide cable television services only as of January 2018 and are not allowed to provide DTH services. A further change in law could remove the prohibition on their ability to provide satellite TV services or bundle broadband and mobile services with satellite TV services. Our success in Argentina could be substantially impacted if fixed line and wireless telephony providers begin offering pay-TV services, particularly satellite TV services, in competition with our own. In 2011, a similar change in law in Brazil led to increased competition.

In addition, currently only a limited number of our competitors offer services on a prepaid basis, and we believe that relative lack of competition allows us to acquire and retain customers, including those which would not otherwise use postpaid services offered by us or our competitors. However, if our competitors, and in particular any of our larger competitors, also begin to offer prepaid pay-TV services, particularly on a pan-Regional basis, our competitive position could be harmed.

As a result of these and other factors, we may not be able to continue to expand our customer base or compete effectively against cable television, DTH operators or other providers of broadband and telecommunications in the future, or we may have to make changes to our business model—such as price decreases or increased spending to obtain more programming—in order to more effectively compete, any of which could adversely affect our business, financial condition and results of operations.

We also face increasing competition from entities that provide or facilitate the delivery of video content via the Internet, and our failure to compete effectively with these new entrants may reduce our gross subscriber additions and cause our existing customers to purchase fewer services from us or to cancel our services altogether, resulting in less revenue to us.

Increasingly, we face competition not just from other providers of traditional pay-TV services, such as cable and DBS operators, but also from both OTT video streaming providers that deliver movies, television and other video programming over broadband Internet connections and pay-TV providers that have launched digital streaming services. Streaming providers typically offer services across multiple customer devices and often at a lower monthly fee than we charge for most of our services. In addition, streaming providers are often not subject to the same licensing, regulatory and tax regimes that traditional digital entertainment services providers like us are subject to, giving them significant advantages in this regard. Increasingly, certain streaming providers with whom we compete are producing their own exclusive content, which has caused and will continue to cause an increase in the demand for exclusive content.

As broadband Internet networks are developed across the Region, we expect there will be increased demand for Internet-based entertainment delivery services and increased competition from streaming providers. There can be no assurance that our services, either existing or future offerings, will be able to compete with these streaming providers. In addition, many of our existing agreements with content providers do not explicitly allow for content to be delivered on an OTT basis. As a result, we may be unable to deliver the same premium content that we currently provide as a DTH service, and we may not be successful in attracting or retaining customers who seek an OTT offering, which could harm our competitive position and our business.

In addition, if our streaming products do not meet customers’ expectations for quality and reliability, or are not comparable with or superior to those of our competitors’, we may experience increased postpaid subscriber churn, fewer recharges by prepaid subscribers and reduced demand for our products and services. Our brand could also be harmed and our relationships with content providers could be adversely affected.

Our failure to effectively anticipate or adapt to competition or changes in consumer behavior could reduce our gross subscriber additions and could negatively affect our business, results of operations and financial condition.

Economic, political and social conditions in the Region could adversely affect our business.

We derive substantially all of our revenues from, and have the majority of our operations in, the Region. Our business, financial condition and results of operations may be significantly affected by economic, political and social conditions and uncertainty in the markets in the Region. The countries that constitute some of our largest markets, including Argentina, Brazil and Colombia, as well as Venezuela, have experienced or are currently experiencing challenging economic conditions, characterized by one or more of exchange rate instability, currency devaluation, high inflation, high interest rates, economic contraction, a reduction or cessation of international capital flows, a reduction of liquidity in the banking sector and/or high unemployment. These economic conditions have often been related to political instability. If these economic conditions continue, worsen or recur, they could substantially reduce the purchasing power of the population in our markets.

Factors related to economic, political and social conditions that could affect our performance, as well as risks associated with doing business internationally, include, but are not limited to:

•	rapid changes in currency values;

•	high levels of inflation;

•	differing levels of regulatory requirements and unexpected changes in regulations or in interpretation or enforcement of existing regulations, some of which are implemented without notice or ability to comment;

•	changes, whether planned or unplanned, in political administrations and relationships in the Region or the United States as a result;

•	governmental influence over local economies, influence over or ownership of broadcasters and programming or takeover or nationalization of businesses;

•	substantial fluctuations in economic growth;

•	exchange controls or restrictions on expatriation of earnings;

•	price controls that limit our ability to raise prices, including to match inflation;

•	changes in government economic or tax policies;

•	difficulties in obtaining approval for significant transactions;

•	imposition of trade barriers;

•	competitive or regulatory environments that favor local or smaller businesses; and

•	differing levels of intellectual property protection and in some instances, a lack of intellectual property protection.

In recent periods, some of the countries in the Region have seen an increase in governmental actions, such as seizures of assets against U.S.-based companies or limiting the ability to use local currencies to make purchases from abroad. For example, in Venezuela, where foreign currency exchange controls are currently in effect, we have been significantly limited in our ability to import customer premises equipment. In addition, because of foreign currency exchange controls, we have experienced and could in the future experience delays or restrictions on transferring cash from certain countries into the United States.

Our largest market, Brazil, has been experiencing challenging economic and political conditions that have caused a contraction in the pay-TV market and a reduction in consumer purchasing power, which, in turn, has resulted in a decline in postpaid subscribers.

In many countries in the Region, there can be periods of rapid regulatory change. For example, in Argentina, we have experienced four significant changes in the regulatory framework since 2009.

We expect that these significant fluctuations in political, social and economic conditions may continue throughout the Region. In addition to effects on our customer base and demands for our products and services, these conditions also could result in disruption to our operations, such as our broadcast centers, as described further in “—Disruption to our broadcast centers may prevent us from providing services, and could harm our business”. These types of developments, as well as actions we may have to take in light of these events, could adversely affect our business, financial condition and results of operations.

Because we offer premium pay-TV programming, our business may be particularly vulnerable to economic downturns.

Consumer demand for pay-TV programming has in the past been, and is expected to continue to be, affected by general economic conditions and overall levels of consumer spending. During periods of economic uncertainty or weakness or lower consumer confidence, we expect to experience increased customer cancellations and postpaid subscriber churn, customers shifting to less expensive programming packages, less frequent or shorter recharges by prepaid subscribers, and lower subscriber additions, all of which may result in lower revenues. During economic downturns, subscriber acquisition, upgrade and retention expenses also could increase as we undertake more aggressive promotions and incur additional marketing expenses to retain and acquire new customers. Loss of revenues and increased costs during these periods can have a significant adverse impact on our results of operations and our business.

Our results may be negatively affected by foreign currency exchange rates.

We conduct our business and incur costs in the local currencies in the countries in which we operate and, as a result, are subject to foreign exchange exposure due to changes in exchange rates, both as a result of translation and transaction risks.

We are exposed to foreign currency risk to the extent that we enter into transactions denominated in currencies other than our respective functional currencies (non-functional currency risk), such as equipment purchases, certain programming content costs, satellite lease payments and intercompany notes payable and notes receivable as well as other indebtedness, including the senior notes and pursuant to the AT&T Revolver expected to be incurred or entered into in connection with this offering. See “Description of Indebtedness”. Although we generally seek to match the currency of our obligations with the functional currency of the operations supporting those obligations, we are not always able to match the currency of our costs and expenses with the currency of our revenues. Changes in exchange rates with respect to amounts recorded in our consolidated balance sheets related to these items will result in unrealized (based upon period-end exchange rates) or realized foreign currency transaction gains and losses upon settlement of the transactions.

Although substantially all of our operations are conducted in the local currency of the countries in which we operate, we also are exposed to unfavorable and potentially volatile fluctuations of the U.S. dollar (our reporting currency) against the currencies of our operating subsidiaries when their respective financial statements are translated into U.S. dollars for inclusion in our consolidated financial statements. Increasing exchange rate risk has been brought on by external factors such as increasing interest rates in the United States amid relatively low commodity prices, as well as internal factors as a consequence of high fiscal and external deficits in many countries in the Region, or low liquidity in exchange markets. Volatility in exchange rates can affect our reported revenue, margins, and stockholders’ equity both positively and negatively and can make our results difficult to predict. Cumulative translation adjustments are recorded in accumulated other comprehensive earnings or loss as a separate component of equity. Any increase (decrease) in the value of the U.S. dollar against any foreign currency that is the functional currency of one of our operating subsidiaries will cause us to experience unrealized foreign currency translation losses (gains) with respect to amounts already invested in such foreign currencies. Accordingly, we may experience a positive or negative impact on our comprehensive earnings or loss and equity solely as a result of foreign currency translation. Our primary exposure to exchange rate risk during the twelve months ended December 31, 2017 was to the Brazilian Real, the Argentine Peso and the Colombian Peso representing 51%, 26% and 6% of our reported revenue during the period, respectively. In addition, our reported operating results are impacted by changes in the exchange rates for the Chilean Peso, the Peruvian Sol, the Uruguayan Peso, the Venezuelan Bolívar Fuerte (“Bolivar”), the Euro and the Trinidad and Tobago Dollar. We generally do not hedge against the risk that we may incur non-cash losses upon the translation of financial statements of our subsidiaries and affiliates into U.S. dollars.

Our business, financial condition and results of operations may be negatively affected by increased rates of inflation in the Region.

In recent years, certain countries in the Region, including Argentina and Venezuela, have confronted inflationary pressure. See “—Economic, political and social conditions in the Region could adversely affect our business”. For example, in Argentina, the Consumer Price Index (“CPI”) grew by 41.0% in 2016, and the monthly inflation rate peaked at 6.5% in April 2016. In Venezuela, the estimated CPI growth in 2017 through the end of the year is estimated to have exceeded 700%. In inflationary environments, we may have to increase the salaries paid to our employees multiple times per year to account for rising inflation, but may be unable to increase the costs of our products and services at rates sufficient to compensate for inflation. In addition, increasing rates of inflation creates economic pressures on our customers that affects their ability to maintain pay-TV services at their current level or at all.

As a result, increased rates of inflation in these countries have and could continue to increase our costs of operation, and may negatively impact our business, financial condition and results of operations. There can be no assurance that inflation rates will not be higher in the future.

Our ability to keep pace with technological developments in the delivery of digital television services is uncertain.

As new technologies are developed, our services and products could become obsolete or could require substantial investment. We use DBS technology to deliver programming to customers. Many of our competitors use cable technology, and increasingly we face competition from streaming providers who leverage Internet infrastructure to deliver content rather than a separate distribution network. Although DBS technology has certain advantages over competing technologies, it also has certain disadvantages, including a limited ability to offer video on demand and similar services that rely more heavily on two-way communications. In addition, streaming providers can more easily deliver their services to wireless devices than either satellite or cable operators. In order to offer an OTT product, we would need to make certain technological investments, including additional signal processing and delivery in the cloud, in order to deliver our content offerings over broadband. Continued advancements in the technologies relied on by us and our competitors could in the future hinder our ability to meet customer preferences to the same extent as our competitors.

Programming and retransmission costs are increasing and we may not have the ability to pass these increases on to our customers.

Programming costs constitute the largest expenses of our business. In recent years, the cost of programming has increased on a constant currency basis and is expected to continue to increase, particularly with respect to costs for sports programming and broadcast networks. We expect that programming costs will also increase as we continue to acquire new premium content, such as new channels and special events, and as the demand for high quality content, along with the prevalence of streaming providers in the pay-TV market, continues to increase. In addition, as described further under “Regulation”, many countries in the Region, including Brazil and Chile, have begun to implement regulations allowing broadcasters to charge a retransmission fee to pay-TV providers seeking to retransmit the digital signals of their broadcast channels. The inclusion of local broadcast channels is an important part of the packages that we offer in many markets, and the imposition of retransmission fees has increased our programming costs, particularly where we have not been able to pass these costs on to customers.

We may not be able to pass programming cost increases on to our customers due to a variety of factors, including government regulations limiting our ability to increase the costs of our services, inability to offer content through premium packages or through sub-licensing arrangements, the increasingly competitive environment and economic downturns. If we are unable to pass these increased programming costs on to our customers, our business, financial condition and results of operations could be adversely affected.

Our service offerings consist principally of programming that we license from third parties, and we depend on these relationships to provide our customers with the programming that they desire. Any failure to secure such programming on acceptable terms, or at all, could harm our business.

Our success depends on our ability to offer our customers a variety of international, regional and local programming. In order to offer this content, we depend on our relationships and agreements with content providers. There can be no assurance that our existing programming contracts will be renewed on favorable or comparable terms, or at all, or that the rights we negotiate will be adequate for us to execute our business strategy. To the extent we are unable to reach agreement, or renewals of agreements, with content providers on terms we believe are acceptable, we may be forced to, or determine for strategic or business reasons to, remove certain programming channels from our line-up and may decide to replace such programming channels with other programming channels, which may not be available on acceptable terms or be as attractive to customers. For example, in 2017, the Fox channel was removed from our line-up in Brazil for 10 days as a result of a short-term impasse in negotiating the renewal of our programming contract. In addition, at the end of 2017, the contract under which we and other pay-TV operators licensed the rights to distribute games of the Ecuadorean Soccer Federation (“FEF”) was purportedly licensed to a third party for the distribution of FEF games during the 2018 season. As a result, we and other prior licensors are disputing the validity of such assignment with the new licensor and FEF. We may not be successful in these discussions and, as a result, we may not be able to license FEF games at a reasonable price, or at all, which could adversely affect our business, financial condition and results of operations.

In certain countries, if we remove and do not replace the channels, we may have to reimburse our customers for the value of the removed channels. In addition, disputes with content providers could lead to actual or threatened termination of our agreements or interruptions in programming service. Such disputes, or the removal or replacement of programming, may inconvenience some of our customers and could lead to customer dissatisfaction and, in certain cases, the loss of customers, which could adversely affect our business, financial condition and results of operations.

In addition, to the extent that our competitors are able to secure rights to popular programming that we are not able to, such as exclusive sports rights, we could lose customers or customers could reduce the amount of services they purchase from us, which could adversely affect our business, financial condition and results of operations.

Our ability to differentiate our service may be limited if we cease to have exclusive content offerings.

As described further under “Business”, outside of Brazil, our strategy has included developing exclusive content offerings and sourcing exclusive rights from certain content providers that differentiate our pay-TV services from those of our competitors. If we are unable or choose not to renew licenses for exclusive content or substitute them with others at a reasonable cost, or are unable to develop and source other original productions, it could impact the attractiveness of our pay-TV offerings.

In Brazil, we face restrictions under Brazil’s Audiovisual Services Law on our ability to license Brazilian sports rights or engage in the activities of production and programming. These restrictions limit our ability to differentiate our services in Brazil through exclusive sports and other rights in the same manner as we do outside Brazil. There can be no assurance that other countries in the Region will not implement similar restrictions. In the event that we are unable to offer this content to our customers on an exclusive basis due to regulatory restrictions or otherwise, our ability to differentiate our services from our competitors may be diminished. Any one of these limitations could adversely affect our business, financial condition and results of operations.

We may not be able to effectively achieve our growth strategies, which could adversely affect our business, financial condition and results of operations.

Our growth strategies presume that we will be able to sell to customers that are in lower socio-economic segments and that have generally lower purchasing power than most pay-TV customers in more developed markets, such as the United States and Western Europe. In addition, our growth strategies depend in part on maintaining our competitive advantage with current solutions in new and existing markets, as well as our ability to continue to deliver high quality content, technology and customer service while driving margin expansion and free cash flow generation through operational efficiency and productivity. If we are not able to successfully execute our growth strategies, due to the risks described in this prospectus or otherwise, or our presumptions as to the market opportunity are incorrect, or if our strategies do not produce the results that we expect, we may lose market share and our business, financial condition and results of operations could be adversely affected.

Damage to our brands could adversely affect our business.

Our success and ability to attract and retain customers and to charge premium pricing depends in part on the strength and reputation of the SKY and DIRECTV brands in the Region. We believe the SKY and DIRECTV brands are associated with a premium digital entertainment experience in the Region, and that we enjoy strong brand recognition both with customers and with content providers. Any adverse publicity in relation to other companies using the SKY or DIRECTV brands, or any of their licensees, could adversely affect our reputation. In addition, if we fail to promote, maintain or protect our SKY and DIRECTV brands or if we introduce new content and services or enter into new business ventures that are not favorably perceived by our customers or content providers, or that result in unfavorable publicity, our business, financial condition and results of operations could be adversely affected.

We operate in a highly regulated and complex environment and as a result, our business, financial condition and results of operations could be adversely affected.

We are required to obtain from governments and regulators certain licenses to provide our services, and we are also subject to laws and regulations in each country in the Region that govern many aspects of our operations, including:

•	programming “must carry” and other requirements with respect to the channels we carry, as described under “—We are subject to programming ‘must carry’ requirements that could cause capacity constraints”;

•	restrictions on the types of products and services we may provide, the prices thereof and how we market and sell such products and services;

•	restrictions on our ability to grow our market share or our customer base;

•	regulations regarding labor and consumer protection, including restrictions on our ability to terminate employees;

•	requirements for how quickly we must disconnect customers upon request;

•	restrictions on our ability to repatriate profits back to the United States or use certain currencies to purchase products;

•	regulatory taxes and fees on our pay-TV business;

•	multiple tax regimes;

•	restrictions on the acquisition of additional spectrum;

•	landing rights for satellites; and

•	earth station and other licenses.

See “Regulation”. Regulatory regimes in the Region are generally less developed than in the United States, although in certain areas, such as labor and consumer protection, the regulatory regimes are often stricter than in the United States, and the application of existing laws and regulations to pay-TV providers is at times uncertain. In some circumstances, these laws apply differently to satellite providers than to other types of pay-TV providers or to those who provide streaming video, including imposing lower fees and taxes on such providers, which can put us at a competitive disadvantage.

In some countries in the Region, we are limited by law as to the programming we can provide. For example, in Brazil, DTH operators like us are unable to create and offer original content productions to pay-TV customers, or to own and operate Brazilian producers or content providers. In addition, several countries such as Argentina, Brazil and Venezuela have passed or proposed laws imposing certain “national” content requirements, advertising limitations and other requirements on the content we distribute. Such laws can have an adverse impact on our business by requiring us to carry content that uses our transponder capacity or by not allowing us to carry content that our customers have paid for in their programming packages.

In Brazil and Venezuela, we are also limited in our ability to increase prices. In Brazil, prices may only be increased once per year on the customer’s service anniversary. In Venezuela, we are not allowed to increase the prices we charge our postpaid customers without governmental approval. As a result, we are often unable to raise our prices at rates sufficient to compensate for inflation or increasing costs underlying our products. In addition, in various jurisdictions, if channels are removed from the line-up but not replaced, we may have to reimburse customers for the value of the removed channels.

We are also subject to the tax laws and regulations of many jurisdictions in the Region as well as the United States. These laws and regulations subject us to certain taxes and regulatory fees as a result of our business. In addition, many of the governments in the countries in the Region do not charge or impose lower fees and taxes on streaming providers and, as a result, we may be disadvantaged in competing with these providers. Other federal and sometimes municipal taxes are also imposed in several jurisdictions on telecommunication providers.

Tax laws and regulations are subject to change. From time to time, various legislative initiatives may be proposed that could adversely affect our tax position. There can be no assurance that our effective tax rate or cash position will not be adversely affected by these initiatives. In addition, international tax laws and regulations are extremely complex and subject to varying interpretations. There can be no assurance that our tax positions will not be challenged by relevant tax authorities or that our tax positions would be successful in any such challenge.

In the United States, changes in policy positions could result in changes to U.S. tax laws that could materially impact our business. Any new policies and any steps we may take to address such new policies could have a material adverse effect on our business, financial condition and results of operations.

Our business is subject to a number of other unique regulatory requirements in each of the countries in the Region, any one of which could adversely affect our business, financial condition and results of operation. See “Regulation”.

Recently enacted U.S. federal income tax reform could adversely affect us.

On December 22, 2017, major tax legislation was enacted (Public Law 115-97) (the “Tax Act”). The Tax Act, known as the Tax Cuts and Jobs Act, reduces the statutory rate of U.S. federal corporate income tax to 21%, provides an exemption for certain dividends from 10%-owned foreign subsidiaries and enacts numerous other changes. The overall impact of the Tax Act is based on the effect of numerous provisions in the Tax Act including the imposition of a “base erosion and anti-abuse tax,” a minimum tax for “global intangible low-taxed income,” limitations on deductibility of interest, limitations on the deduction of certain executive compensation costs and limitations on the use of future net operating losses to 80% of taxable income, among other changes. It is possible that the impact from certain of these or other provisions could reduce the benefit from the reduction in the statutory U.S. federal corporate tax rate. The overall impact of the Tax Act also depends on the future interpretations and regulations that may be issued by U.S. tax authorities, and it is possible that future guidance could adversely impact us.

We may lose or be unable to renew the various licenses and regulatory approvals we need to operate our business.

Our licenses to operate our DTH services across the Region have specified terms, typically ranging from 10 to 20 years, and are generally subject to renewal upon renegotiation and payment of a fee, but we cannot assure you that we will be able to renew our licenses on favorable terms or at all. Our ability to renew our licenses and the terms of such renewals are subject to a number of factors beyond our control, including the regulatory and political environment at the time of such renewal. The loss of, or failure to renew, any one license could have an adverse effect on our business, financial condition and results of operations.

In addition, we have received certain regulatory approvals to operate our business, such as landing rights for satellite capacity or the approval of the prices or any increases in prices that we charge our customers in Venezuela. There can be no assurance that any current regulatory approvals held by us are, or will remain, sufficient, or that any additional necessary approvals will be granted on a timely basis or at all, or that applicable restrictions will not be unduly burdensome. The failure to obtain and maintain the authorizations necessary to operate satellites or provide satellite service internationally could have a material adverse effect on our ability to generate revenues and on our overall competitive position.

We are subject to programming “must carry” requirements that could cause capacity constraints.

In many of the countries in the Region, including Argentina, Brazil, Chile, Colombia and Venezuela, we are required to retransmit all qualifying broadcast signals in the particular market. These typically include government-owned channels and increasingly may also include smaller and/or regional private broadcast channels. We face increasing pressure to carry additional “must carry” channels and any requirement to carry additional signals in our packages could cause us to experience significant transponder capacity constraints and prevent us from carrying additional popular channels or require us to drop other channels. As a result, we are sometimes less able than cable operators to carry certain regional or local broadcast channels, which could result in a competitive disadvantage.

In addition, in some countries the number of channels we may be required to carry exceeds the technical capacity of our satellites. In such instances, we may request from regulators reasonable limitations on our must carry obligations; however, there is no assurance that such requests will be granted in accordance with our request or at all.

We may be forced to change our billing practices in Brazil, which could have an adverse effect on our business, financial condition and results of operations.

In March 2014, Anatel enacted Resolution No. 632 (Regulamento Geral de Direitos do Consumidor de Serviços de Telecomunicações (the “RGC”)), the Brazilian General Telecommunications Consumers Regulation, which restricts pay-TV providers from billing in advance for postpaid services. The RGC provided a two-year grace period to migrate customers to a “billing in arrears” model. In July 2014, we began billing all new customers in arrears. Currently, however, we continue to have approximately two million “bill in advance” customers, all of which became our customers prior to the enactment of the RGC. A final decision on whether the RGC also applies to legacy customers is pending. If we are required to immediately convert all of our existing “bill in advance” customers in Brazil to “bill in arrears” customers, it could have a one-time impact on our cash flows. See “Regulation—Regulatory Regime by Country—Brazil” for more information.

We are dependent upon third-party providers for our products and services, and our business, financial condition and results of operations could be adversely affected if any of these third-party providers fails to adequately deliver the contracted goods or services.

We depend on third-party providers for many aspects of our business. We rely on a limited number of original equipment manufacturers to manufacture our set-top boxes, antennas and satellite dishes, and rely on a limited number of suppliers, and in some cases a single supplier, to provide the key components required to build our set-top boxes. We depend on a single supplier to maintain and operate our satellites and provide us with orbital slots. See “—We currently depend on Intelsat to lease five of our six satellites and all of our orbital slots to us, and our business could be adversely affected if Intelsat ceases to provide such leases on terms favorable to us, or at all”. We also rely on a small group of software engineers and computer programmers to develop, maintain and provide certain software code that is used to deliver our programming content. Once our products are ready for distribution, we rely on independent dealers and third-party retailers to sell our products and services.

If we are required to change any of our third-party providers for any reason, we could experience a delay in manufacturing or distributing our products if another provider is not able to meet our requirements or integrate their systems with our existing technology on a timely basis, or at all, and our costs of providing our products and services could increase. Our reliance on third-party providers involves several risks, including:

•	a potential inability to obtain an adequate supply of set-top boxes or satellite dishes on a timely basis or at all;

•	potential for change in ownership of our suppliers that may adversely affect the quality of their services;

•	inability to obtain component parts on a timely basis or at all;

•	inability to obtain satellite maintenance and operation services and orbital slots;

•	inability to integrate technology of new providers into our existing products on a reasonable basis or at all;

•	reduced control over pricing, quality and timely delivery of products;

•	increased susceptibility to economic downturns; and

•	the potential bankruptcy, lack of liquidity or operational failure of our suppliers.

An inability to obtain or deliver our products and services in a timely manner, or at all, as a result of any of these risks or others could damage our relationships with current and prospective customers and harm our business, resulting in a loss of market share, and reduced revenue and income.

Our satellites are subject to significant operational and environmental risks that could limit our ability to utilize them, and that could also require us to construct additional satellites.

Satellites are subject to significant operational risks while in orbit. These risks include malfunctions, commonly referred to as anomalies, which may occur because of satellite design, manufacturing defects, problems with power systems or control systems of the satellites, incorrect orbital placement, improper operation and general failures from operating satellites in the harsh environment of space. For example, as we have begun activating the transponders on SKY B-1, the payload on the satellite suffered three failures of electronic power conditioners (“EPCs”), each of which supports two transponders. Two of these EPCs affected SKY Brasil’s transponders and one impacted transponders utilized by a third party. All failures have been covered by on-board redundancy; however, additional EPC failures could result in permanent loss of or the inability to use some of our 60 transponders on SKY B-1. Other anomalies may occur in the future.

Anomalies may also reduce the expected useful life of a satellite, creating additional expenses due to the need to provide replacement or backup satellites earlier than anticipated and potentially reducing revenues if service is interrupted. In the event one of our satellites were to fail, we would need to construct and launch one or more new satellites. The construction and launch of satellites are costly and may be subject to delays, including construction delays, unavailability of launch opportunities due to competition for launch slots, weather, general delays when a launch provider experiences a launch failure, and delays in obtaining regulatory approvals. A significant delay in the delivery of any satellite could materially adversely affect the use of the satellite and thus could adversely affect our anticipated revenues and earnings. If satellite construction schedules are not met, there can be no assurance that a launch opportunity will be available at the time a satellite is ready to be launched. Certain delays in satellite construction could also jeopardize a satellite authorization to the extent it is conditioned on timely construction and launch of the satellite.

Although we believe we have adequate back-up for our satellites, in the event of an anomaly or loss of a satellite, there can be no assurance that we could recover critical transmission capacity or transfer our transmission to another satellite in the event one or more of our satellites were to fail or malfunction, or that in all cases, our backup satellite capacity would be sufficient. In addition, the transfer of capacity to a backup satellite is not instantaneous, and during the time of an anomaly and prior to the implementation of the backup capacity, those of our customers who are covered by that satellite would experience an interruption in their service.

Any single anomaly or series of anomalies could materially adversely affect our ability to use the satellites, which could lead to a loss of customers and adversely affect our operations, revenues and our ability to attract new customers for our services and the value of our brand.

In addition, we have traditionally purchased insurance covering the launch and the first year of operation when the satellite is most vulnerable, and subsequently rely on the redundancies of our backup satellite capacity in the case of anomalies in lieu of purchasing additional insurance coverage.

Our satellites have minimum design lives of approximately 15 years, but could fail or suffer reduced capacity before then.

Our ability to provide our products and services to our customers and earn revenue also depends on the usefulness of our satellites. Each satellite typically has a limited design life of approximately 15 years. See “Business—Our Content Delivery Infrastructure—Satellites”. We can provide no assurance, however, as to the actual orbital lives of our satellites, which may be shorter or longer than their design lives. A number of factors affect the design life of a satellite, including, among other things:

•	its design;

•	the quality of its construction;

•	the durability of its component parts;

•	the insertion of the satellite into orbit;

•	any required movement, temporary or permanent, of the satellite;

•	the ability to continue to maintain proper orbit and control over the satellite’s functions;

•	the advancement of technology in the delivery of pay-TV; and

•	the remaining on-board fuel following orbit insertion.

If any of these or other factors cause a decrease in the useful lives of our satellites, we may need to expend additional amounts to provide replacement or backup satellites earlier than anticipated and service interruptions could adversely impact our business, financial condition and results of operations.

In the event we need to obtain additional transponder capacity to deliver content to our customers, we will need to obtain and launch additional satellites.

A key component of our business strategy is our ability to expand our competitive product offerings with high value features, including the expansion of HD and 4K programming. However, each transponder has a fixed capacity to carry our content offerings and as a result, the content offerings we are able to provide are limited by our transponder capacity. In the event that our transponders reach capacity, because of programming “must carry” requirements, adding channels for special events, new technologies or otherwise, we may not be able to carry programming that our competitors carry or we may need to construct and launch new satellites as additional transponders cannot be added to existing satellites.

We currently depend on Intelsat to lease five of our six satellites and all of our orbital slots to us, and our business could be adversely affected if Intelsat ceases to provide such leases on terms favorable to us, or at all.

Five of our six satellites and all of the orbital slots in which our six satellites reside are leased from Intelsat S.A. (“Intelsat”). Our lease agreements with Intelsat extend for the estimated manufacturing life of the satellite.

However, Intelsat may terminate the lease agreements if we commit a material breach of the agreements that is not cured within the allotted time. Intelsat holds a sizeable collection of rights to well-placed orbital slots and our ability to provide content to our customers throughout the Region is subject to our ability to obtain adequate orbital slots through which our content can be uplinked from our broadcast centers and downloaded to our customers. In the event that we would need to add an additional satellite or change the position of a current satellite, we would need to obtain an additional satellite and the right to use additional orbital slots. We cannot assure you that additional orbital slots will be available on acceptable terms or at all. In addition, if Intelsat fails to adequately protect its rights to continued use of, and other rights related to, those orbital slots, or fails to take appropriate steps to manage potential conflicts with rights holders for adjacent orbital slots, or if Intelsat terminates our lease agreements due to our failure to comply with the terms of the lease, then we could lose rights to operate from those locations. The loss of an orbital slot would require us to obtain rights to a new orbital slot and adjust the positioning of each of our customers’ satellite antennas, which would be extremely costly and would adversely affect our business, financial condition and results of operations.

We rely on network and information systems and other technologies, and a disruption, cyber-attack or failure of such networks, systems or technologies may disrupt or harm our business and could adversely affect our business, financial condition and results of operations.

Because network and information systems and other technologies are critical to our operating activities, network or information system shutdowns caused by events such as computer hacking, cyber-attacks, computer viruses or other destructive or disruptive software, and other malicious activity on our network or our website, pose significant risks. Security breaches, attacks, unauthorized access and other malicious activities targeted at information systems infrastructure at larger corporations have significantly increased in recent years, and some have involved sophisticated and highly targeted attacks on computer networks. Our networks, systems and other technologies and those of our third-party service providers may be vulnerable to such security breaches, attacks, malicious activities and unauthorized access.

Due to the fast-moving pace of technological advancements, it may be difficult to detect, contain and remediate every such event. Such an event could have an adverse impact on our operations, including service disruption, degradation of service, excessive call volume to customer care call centers and damage to our broadcast centers, other properties, equipment and data. In addition, we handle a large amount of personal customer data, which could be stolen in a security breach and could subject us to significant regulatory and other liability under consumer protection laws. Such an event also could result in large expenditures necessary to repair or replace such networks or information systems or to protect them from similar events in the future. Significant incidents could result in a disruption of our operations, customer dissatisfaction, a loss of customers or revenues or damage to our reputation and credibility.

We have experienced and expect to continue experiencing significant costs to protect the security of our systems and our information as well as that of our customers and employees. Because of the potential for misuse of personal information, we are subject to additional legal obligations concerning our treatment of customer and other personal information, which may lead to further increased costs. As more countries adopt privacy laws, we may also experience increased compliance costs and we may not be able to comply in a timely fashion or at all.

Disruption to our broadcast centers may prevent us from providing services, and could harm our business.

Our broadcast centers are located in California, Argentina, Brazil and Venezuela, and are subject to interruption by natural disasters, fire, power shortages, pandemics, and other events beyond our control. In the event of a major earthquake, hurricane or catastrophic event such as fire, flood, power loss, telecommunications failure, cyber-attack, war or terrorist attack, we may be unable to continue to transmit all of our programming and our customers may experience program interruptions. Most of the content uplinked from a particular broadcast center differs from content at our other broadcast centers, as we uplink our content based on a localized approach and we do not have fully redundant broadcast centers. For example, approximately one third of our programming for the South and North Regions is currently supported by our broadcast center in Caracas, Venezuela, an area with significant political unrest. While we believe we have adequate redundancies in our broadcast operations, as discussed under “Business—Our Content Delivery Infrastructure—Broadcast Centers”, if any of our broadcast centers were to stop functioning because of the political instability in the Region or otherwise, we would have to reroute content that is exclusively uplinked from the offline broadcast center to another broadcast center, which could result in delays to our customers in receiving content and increased costs.

Failure to continue to deliver services due to a broadcast failure could harm our reputation and have an adverse effect on our future operating results as a result of lost revenues and increased costs to recover broadcast capabilities.

We currently self-insure the operations of our business.

In many cases, we have determined that it is more effective to self-insure than to maintain third-party insurance, including with respect to our satellites and broadcast centers. We have traditionally maintained self-insurance policies through AT&T that provide limited coverage for some, but not all, of the potential risks and liabilities associated with our business. Following the Separation, we may not be able to self-insure our operations at the current level and, any losses exceeding our self-insured amount could adversely affect our financial condition. We may also choose to use third-party insurance in the future which could result in an increase in premiums paid by the business. Any reassessment in the amount of our self-insurance liability following the Separation will depend on historical claims experience, demographic factors, severity factors and other actuarial assumptions. However, if future occurrences and claims differ from these assumptions and historical trends, our business, financial results and financial condition could be materially impacted by claims and other expenses.

Pay-TV piracy has significantly affected our industry and is expected to continue to do so.

Theft of cable and satellite programming and other forms of pay-TV piracy are widespread in the Region. Piracy takes different forms, including unauthorized access of pay-TV signals (particularly those of analog cable operators), unauthorized retransmission of satellite signals through cable head-ends, misappropriation and distribution through the Internet of encryption keys (called key sharing), illegal streaming over the Internet and underreporting the number of customers on a network by local competitors.

We believe that many people in the Region who view non-broadcast audiovisual programming do so through means that rely on signal theft. Signal theft affects us adversely even where it is not our signal that is being stolen, because it creates the availability of more affordable alternatives to our services which we and other operators must compete against.

In addition, in some countries, special designations are given to certain of our competitors that afford them reduced operating costs and subject them to lower regulatory taxes and similar obligations. We believe that many of these entities exceed these limitations and underreport their customer base in order to maintain the special designation and take advantage of the reduced operating costs and lower regulatory obligations.

The proliferation of unauthorized signal and encryption key sharing, as well as unauthorized copies of content, underreporting of customers and widespread Internet video piracy will likely continue, and our customers may opt to take advantage of such alternatives rather than our products and services, which may result in a loss of revenues, and, in turn, an adverse effect on our business, financial condition and results of operations. There can be no assurance that we and other pay-TV providers will succeed in effectively restricting or eliminating piracy, and activities that we engage in to reduce these activities, including continued technological improvements as well as litigation and government advocacy, are costly.

Current and future litigation, investigations or other actions against us could be costly and time consuming to defend.

We are from time to time subject to legal proceedings, regulatory matters and claims that arise in the ordinary course of business, such as claims brought by tax and regulatory authorities, performance rights organizations, customers or groups claiming to represent classes of our customers and current or former employees of us and of our suppliers. Increasingly, we face pressure from performance rights organizations seeking to charge us certain royalties for performance rights fees they believe are owed to composers of musical compositions, actors, directors, musicians and others whose creative works are embedded in the content that we provide to our customers. We have settled with some of these organizations, but cannot assure you that we will achieve resolutions with others on favorable terms or at all. Such performance rights fees are paid as incurred and recognized as a component of programming, broadcast operations and other expenses.

Litigation can result in substantial costs and may divert management’s attention and resources, which could adversely affect our business, financial condition and results of operations. The assessment of the outcome of legal proceedings, including our potential liability, if any, is a highly subjective process that requires judgments about future events that are not within our control. The timing of the final resolution of such legal proceedings is typically uncertain. In addition, the amounts ultimately received or paid upon settlement or pursuant to final judgment, order or decree may differ materially from amounts accrued in our financial statements. Such potential outcomes, including judgments, awards, settlements or orders could have an adverse effect on our business, financial condition and results of operations.

Our failure to comply with anti-corruption, anti-bribery or anti-money laundering laws could harm our reputation, subject us to substantial fines and adversely affect our business.

We operate in multiple jurisdictions and are subject to complex regulatory frameworks with increased enforcement activities worldwide. Our governance and compliance processes include the review of internal controls over financial reporting but may not prevent future breaches of legal, accounting or governance standards and regulations. We may be subject to breaches of our code of ethics, anti-corruption policies or business conduct protocols or to instances of fraudulent behavior, corrupt practices or dishonesty by our employees, contractors or other agents. Our failure to comply with applicable laws and other standards could harm our reputation, subject us to substantial fines, sanctions or penalties and adversely affect our business and ability to access financial markets.

We face reputational and other risks associated with the deferred prosecution agreement entered into by Torneos with the U.S. federal government and the conduct described therein.

Torneos, a joint venture in which we currently hold a 61.5% economic interest and a 50% voting interest, entered into a deferred prosecution agreement (“DPA”) in December 2016 with the United States Attorney’s Office for the Eastern District of New York (the “EDNY”) in which Torneos admitted its liability for the acts of the former management of Torneos in a scheme involving payment of bribes and kickbacks to secure support for, among other things, the acquisition of rights to broadcast certain soccer tournaments and matches. At the time of the subject conduct, we held a 40% interest in Torneos. As part of the DPA, Torneos agreed to $113 million in forfeiture and criminal penalties, and further agreed to implement enhanced internal controls and a rigorous corporate compliance program and to cooperate fully with the U.S. government’s ongoing investigation of other entities and individuals involved in the scheme. The EDNY agreed to defer the prosecution for a period of 48 months, extendable to 60 months at its discretion. If Torneos complies with its obligations under the DPA, the EDNY will move to dismiss the criminal charge after the conclusion of the DPA period. If Torneos were to violate the DPA, it could be subject to full criminal prosecution. We believe that to date, Torneos has complied with its obligations under the terms of the DPA.

The DPA does not preclude claims from other governments, entities or individuals, including breach of contract claims, arising from or relating to the conduct that was the subject matter of the DPA, which could result in additional costs, expenses and fines to Torneos. While none of the Company, any of its other subsidiaries, or any current management of Torneos, were involved in the allegedly criminal conduct or named in the DPA, future developments relating to Torneos’ past conduct may have a negative effect on our reputation or on the value of our investment in Torneos.

Assertions by third parties of infringement of their intellectual property rights by us or our suppliers could result in significant costs and substantially harm our business and operating results.

The technologies used in the digital pay-TV business are protected by a wide array of patents and other intellectual property rights. In addition, we may be liable for the content carried on and disseminated through our networks and, as such, could be exposed to legal claims for copyright infringement for use of a performer’s likeness or other audiovisual works without compensation. Many entities, including some of our competitors, have or may obtain patents and other intellectual property rights that cover or affect products, services or content related to those that we currently offer or may offer. As a result, third parties have in the past and may in the future assert infringement and misappropriation claims against us or our manufacturers from time to time. Whether or not an infringement or misappropriation claim is valid or successful, it could adversely affect our business by diverting management’s attention or involving us in costly and time-consuming litigation.

If we are unable to adequately protect our intellectual property rights, we could be forced to engage in costly litigation to protect our rights and our business could be harmed.

Our success depends in part on our intellectual property and other proprietary rights in our brand and technology, including various aspects of our DBS delivery, such as our set-top box and advanced program guide software. We rely on a combination of paid-for-development, derivative work, trademark, copyright and patent laws, as well as confidentiality agreements, all of which offer only limited protection. Some of our technology and other intellectual property may not be adequately protected by intellectual property laws, particularly in jurisdictions outside the United States. The loss of our intellectual property or the inability to secure or enforce our intellectual property rights could adversely affect our business, results of operations and financial condition.

In addition, our business could be harmed if we lose the right to use certain third-party licenses. For example, we license the DIRECTV brand from DIRECTV pursuant to a perpetual and royalty-free license for the use of DIRECTV in the Region. In addition, we license the SKY brand from an unaffiliated third party, Sky International AG. We have an irrevocable, perpetual and royalty-free license to use the SKY marks in connection with our satellite TV services in Brazil. In addition, we have a limited, revocable license to use the SKY marks for non-pay-TV products and services in Brazil, and such license has a remaining term of less than four years unless we, at our option, extend for an additional five-year period. Both of the licenses to the SKY brand can be terminated in certain circumstances. For example, Sky International AG can terminate the licenses to the SKY brand if we commit a material breach of the agreement that is not cured within the allotted time, and can terminate our license for non-pay TV products and services in the event we undergo a change of control (as such is determined in the respective agreements). Any such termination could adversely affect our business, financial condition and results of operations.

Our ability to operate our business may suffer if we are unable to retain our employees or attract other skilled employees or contractors, including as a result of the Separation.

Our success depends, in large part, on the skills of our management team and our ability to attract, retain, recruit and motivate a sufficient number of qualified employees and contractors. In addition to our employee personnel, we also rely on independent consultants and contractors to perform various non-core services for us. We need to continue to attract and retain key personnel and to recruit qualified individuals to succeed existing key personnel to ensure the continued growth and successful operation of our business. Leadership changes will occur from time to time, and we cannot predict whether significant retirements or resignations will occur or whether we will be able to recruit additional qualified personnel. The loss of the services of any senior executive or other key personnel or contractors, the inability to recruit and retain qualified personnel in the future or the failure to develop and implement a viable succession plan, could have an adverse effect on our business, financial condition and results of operations.

In addition, as a result of the Separation, some of our employees may elect to remain with AT&T or may terminate their employment with us. A loss of key skilled employees or a loss of a significant percentage of our employees as a result of the Separation could adversely affect our business, financial condition and results of operations.

A significant portion of our workforce is represented by labor unions and any labor disruptions or strikes could adversely affect our business, financial condition and results of operations.

In Brazil and Argentina, 100% and 64% of our workforces, respectively, are unionized. In addition, a portion of our workforce is unionized in Chile and Colombia. In Argentina, employees of third parties that we use to sell, install and service our customers, are also part of a union, and under current collective bargaining agreements we guarantee their employment continuity, which increases our labor costs. Every year, the industry group that represents our unionized workforce in Argentina negotiates salary adjustments and such negotiations in the past have led to disturbances and may in the future result in additional disturbances or worker strikes. The collective bargaining agreements with the unions in the various countries may increase our compensation-related expenses and any disruptions to our operations due to labor related problems could have an adverse effect on our business, financial condition and results of operations.

In addition, because of the economic environments in many of the countries in the Region, additional unions have started to gain traction and have approached our employees that are not unionized. In the event that additional workers become unionized, this may lead to increased compensation-related expenses and potential for disruption in our business.

We may pursue acquisitions, investments or merger opportunities, which may subject us to significant risks and could adversely affect our business, financial condition and results of operations and there is no assurance that we will be successful or that we will derive the expected benefits from these transactions.

We may pursue acquisitions of, investments in or mergers with businesses, technologies, services and/or products that complement or expand our business. Some of these potential transactions could be significant relative to the size of our business and operations. Any such transaction would involve a number of risks and could present financial, managerial and operational challenges, including: diverting management attention from running our existing business or from other viable acquisition or investment opportunities; incurring significant transaction expenses; increased costs to integrate financial and operational reporting systems, technology, personnel, customer base and business practices of the businesses involved in any such transaction with our business; not being able to integrate our businesses in a timely fashion or at all; potential exposure to material liabilities not discovered in the due diligence process or as a result of any litigation arising in connection with any such transaction; and failure to retain key management and other critical employees.

For any or all of these reasons, a pursuit of an acquisition, investment in or merger with businesses, technologies, services and/or products could have an adverse effect on our business, financial condition and results of operations.

We expect to have substantial indebtedness.

Prior to this offering, we expect subsidiaries of ours to incur indebtedness of approximately $            , including $            aggregate principal amount of senior notes, the equivalent of $            in Argentinian Peso-denominated senior notes, and the equivalent in Brazilian Reais of $            pursuant to the Brazilian Credit Facility, which could adversely affect our business, financial condition and results of operations. See “Description of Indebtedness”. As of             , after giving pro forma effect to the debt incurrence, our total debt would have been approximately $            . See “Unaudited Pro Forma Condensed Combined Financial Information”.

Subject to the limits contained in the instruments governing our indebtedness, we may incur substantial additional debt from time to time to finance working capital, capital expenditures, investments or acquisitions, or for other purposes. If we do so, the risks related to our high level of debt could intensify. Specifically, our high level of debt could have important consequences, including:

•	making it more difficult for us to satisfy our obligations with respect to our debt;

•	limiting our ability to obtain additional financing to fund future working capital, capital expenditures, business development or other general corporate requirements;

•	increasing our vulnerability to general adverse economic and industry conditions;

•	exposing us to the risk of increased interest rates as certain of our borrowings are and may in the future be at variable rates of interest;

•	limiting our flexibility in planning for and reacting to changes in our industry;

•	placing us at a competitive disadvantage to other, less leveraged competitors;

•	impacting our effective tax rate; and

•	increasing our cost of borrowing.

In addition, we expect that the instruments governing our indebtedness will contain restrictive covenants and other terms that will limit our ability to engage in activities that may be in our long-term best interests. Our failure to comply with such covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all our debt.

Our reported financial results could be adversely affected as a result of goodwill impairment charges.

Goodwill represents the excess of consideration paid over the fair value of identifiable net assets acquired in business combinations. At December 31, 2017, our goodwill resulting from the Acquisition was $3,444 million. The goodwill is allocated to our Brazil, South Region and North Region operating segments in the amounts of $2,559 million, $587 million and $298 million, respectively.

Goodwill is reviewed at least annually for impairment, which might result from the deterioration in the operating performance of the business, adverse market conditions, adverse changes in the applicable laws or regulations and a variety of other circumstances. Any resulting impairment charge is recognized as an expense in the period in which impairment is identified.

Goodwill is not amortized but is tested at least annually for impairment. The testing is performed on the value as of October 1 each year, and compares the book value of the assets to their fair value. Actual experience may differ from the amounts included in our assessment, which could result in impairment of our goodwill in the future. Impairment adjustments, if any, are required to be recognized as operating expenses. We cannot assure that we will not have future impairment adjustments to our recorded goodwill.

Risks Related to Our Ongoing Relationship with AT&T

We may not realize the potential benefits from the Separation.

We may not realize the benefits that we anticipate from the Separation, either in the time that we expect them to be realized or at all. These benefits include the following:

•	increasing strategic and operational flexibility, including by allowing management decision-making to be focused directly on our business needs and strategic priorities;

•	enabling us to allocate our capital in a manner that is tailored to our business and financial needs;

•	providing us with direct access to the debt and equity capital markets;

•	improving our ability to pursue acquisitions through the use of our common stock;

•	enhancing our market recognition with investors; and

•	increasing our ability to attract and retain employees by providing equity compensation tied directly to our business.

We may not achieve the anticipated benefits from the Separation in a timely manner or at all for a variety of reasons, including if any of the matters identified in this “Risk Factors” section were to occur. For example, the process of separating our business from AT&T and operating as an independent public company may distract our management from focusing on our business and strategic priorities. In addition, although we will have direct access to the debt and equity capital markets following the Separation, we may not be able to issue debt or equity on terms acceptable to us, or at all. The availability of shares of our Class A common stock for use as consideration for acquisitions also will not ensure that we will be able to successfully pursue acquisitions or that the acquisitions will be successful. If we do not realize the anticipated benefits from the Separation for any reason, our business, financial condition and results of operations could be adversely affected.

Control by AT&T will severely limit our other stockholders from influencing matters requiring stockholder approval, and could adversely affect our other stockholders.

Immediately following the completion of this offering, AT&T will own approximately    % of the outstanding shares of our Class A common stock and 100% of the outstanding shares of our Class B common stock, giving AT&T    % of the combined voting power and    % of the economic interest of our outstanding common stock (or    % and    %, respectively, if the underwriters exercise their option to purchase additional shares in full). AT&T is not subject to any contractual obligation to maintain its share ownership other than the 180-day lock-up period as described under “Underwriting”. For so long as AT&T owns a majority of our voting power, holders of a majority of the voting power will be able to take stockholder action by written consent without calling a stockholder meeting, and will be able to approve amendments to our certificate of incorporation and by-laws without the vote of, or prior notice to, any other stockholder. Investors in this offering will not be able to independently affect the outcome of any stockholder vote during such time. As a result, AT&T will have the ability to control all significant corporate activities involving us, including:

•	the composition of our board of directors and, through our board of directors, decision-making with respect to our business direction and policies, including the appointment and removal of our officers;

•	acquisitions or dispositions of businesses or assets, mergers or other business combinations;

•	our capital structure;

•	payment of dividends;

•	the number of shares available for issuance under our equity incentive plans for our prospective and existing employees;

•	termination of, changes to or determinations under our agreements with AT&T relating to the Separation;

•	changes to any other agreements that may adversely affect us; and

•	corporate opportunities that may be suitable for us and AT&T, subject to the corporate opportunity provisions in our certificate of incorporation, as described below.

Persons associated with AT&T currently serve on our board of directors. Because AT&T’s interests may differ from ours or from those of our other stockholders, actions that AT&T takes with respect to us, as our controlling stockholder, may not be favorable to us or our other stockholders. AT&T’s voting control and influence will limit other stockholders’ ability to influence corporate matters, may discourage transactions involving a change of control of our company, including transactions in which you as a holder of our Class A common stock might otherwise receive a premium for your shares and may make some transactions more difficult or impossible without their support, even if such events are in the best interests of our other stockholders. This concentration of ownership could cause the market price of our Class A common stock to decline or prevent our other stockholders from realizing a premium over the market price for their Class A common stock. In addition, AT&T may have an interest in pursuing acquisitions, divestitures, financing or other transactions, including, but not limited to, the issuance of additional debt or equity and the declaration and payment of dividends, that, in its judgment, could enhance their equity investments, even though such transactions may involve risk to us. After the expiration of the 180-day lock-up period, AT&T generally has the right at any time to split off or spin off our common stock that it owns, to transfer its common stock or to sell a controlling interest in us to a third party, in either case without your approval and without providing for a purchase of your shares. See “Shares Eligible for Future Sale”.

Even if the ownership interest of AT&T is reduced to less than a majority of our outstanding shares of our common stock, so long as AT&T retains a significant portion of our voting power, AT&T will have the ability to substantially influence these significant corporate activities. Any of these actions could adversely affect our business, financial condition and results of operations and cause the value of your investment to decline.

Our Class B common stock may remain as a separate class, and the existence of multiple classes of publicly traded common stock could depress the price of our Class A common stock.

Each share of Class B common stock held by AT&T, its successor or a majority-owned subsidiary, will be convertible at any time into one share of Class A common stock at AT&T’s option but will not be convertible if held by any other holder. As a result, if AT&T were to dispose of its shares of Class B common stock, including pursuant to a tax-free split-off or spin-off, the new holders of such shares would not be able to convert the shares of Class B common stock into Class A common stock. In such event, we may apply to have our Class B common stock listed on a securities exchange. The existence of multiple classes of publicly traded common stock could depress the price of our Class A common stock.

The value of our Class A common stock may be adversely affected by the superior voting rights associated with our Class B common stock.

The holders of our Class A common stock and Class B common stock generally have identical rights, except that holders of our Class A common stock, which is the class of common stock being offered in this offering, are entitled to one vote per share on all matters submitted to a vote of stockholders, and holders of our Class B common stock are entitled to ten votes per share on all matters submitted to a vote of stockholders. The ten-to-one voting ratio between our Class B common stock and our Class A common stock will permit the holders of our Class B common stock collectively to exert significant influence over our management. The difference between the voting rights of our Class A common stock and our Class B common stock could adversely affect the value of our Class A common stock to the extent that investors ascribe value to the superior voting rights of our Class B common stock.

In addition, the holding of lower voting Class A common stock may not be permitted by the investment policies of certain institutional investors or may be less attractive to managers of certain institutional investors, all of which could adversely affect the value of our Class A common stock.

In the event that a spin-off, split-off or other public offering is consummated that results in our Class B common stock becoming publicly traded, the existence of two classes of publicly-traded common stock may result in less liquidity for both classes of our common stock than if we had only one class of common stock, which could adversely affect the value of our Class A common stock and Class B common stock. See “Description of Capital Stock” for a description of our common stock and the rights associated with such stock.

Should AT&T determine to pursue a tax-free split-off or spin-off of its interest in us, it is necessary that it distribute an amount of stock in us that constitutes “control” within the meaning of Section 368(c) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), which is defined as at least 80% of the total combined voting power of all classes of stock entitled to vote and at least 80% of the total number of shares of each class of nonvoting stock, if any, outstanding. In addition, AT&T intends to submit a request for a ruling from the Internal Revenue Service (“IRS”) that would permit such a tax-free split-off or spin-off, and in any such ruling request, AT&T may be required to make certain representations consistent with the requirements of such “control”.

In a July 2016 revenue procedure, the IRS announced that it will not assert that the distributing corporation lacked “control” of the corporation whose stock was distributed (the “controlled corporation”) in a tax-free split-off or spin-off immediately prior to the distribution if certain conditions are met, including that either (i) the controlled corporation and its directors, management and controlling shareholders do not take any action (including to adopt a plan or policy) within the 24-month period following the distribution to effect an unwind transaction or (ii) any unwind transaction effected within such 24-month period is in connection with an “unanticipated third party transaction”. For this purpose, an “unwind transaction” generally refers to a restoration of the relative voting rights before high-vote and low-vote stock were established. Accordingly, in the event that AT&T pursues the tax-free split-off or spin-off and the related transactions described above, we will have no plan or intention to enter into any transaction that would alter the relative voting rights of the Class A common stock and Class B common stock, or to otherwise undertake a transaction that could result in an “unwind”, and we intend to comply with all applicable requirements imposed by the revenue procedure or otherwise by the IRS. Accordingly, holders of Class A common stock should assume that the superior voting rights of our Class B common stock, as well as the existence of two classes of stock, both of which may be publicly traded, will remain indefinitely and should not rely on any future occurrence of an unwind transaction.

The historical and pro forma combined financial information does not reflect the results we would have achieved as a stand-alone public company and may not be a reliable indicator of our future results.

We derived the historical and pro forma financial information included in this prospectus from the historical Combined Financial Statements and the related Notes. The information does not reflect what our business, financial condition and results of operations would have been had we been an independent entity during the periods presented, and may not be a reliable indicator of those that we will achieve in the future. This is primarily because of the following factors:

•	certain corporate services have historically been provided to us by AT&T and DIRECTV, such as executive management, information technology, legal, finance and accounting, investor relations, human resources, risk management, tax, treasury and other services. Following the Separation, AT&T will provide some of these functions for a limited period of time as described under “Certain Relationships and Related Party Transactions—Transition Services Agreement”. Our historical combined financial data and unaudited pro forma condensed combined financial data reflect adjustments and allocations with respect to corporate and administrative costs relating to these functions which are less than the expenses we expect would have been incurred had we operated as a stand-alone company; and

•	changes that will occur as a result of our transition to become a stand-alone public company. These changes include (i) changes in our cost and capital structure, (ii) changes in our management and employee base, (iii) potential increased costs associated with reduced economies of scale and (iv) increased costs associated with corporate governance, investor and public relations and public company reporting requirements.

Therefore, the historical and pro forma condensed financial information may not necessarily be indicative of what our business, financial condition and results of operations would have been during the periods presented or will be in the future. For additional information about the historical financial performance of our business and the basis of presentation of our historical Combined Financial Statements and our unaudited pro forma condensed combined financial statements, see “Unaudited Pro Forma Condensed Combined Financial Statements”,

“Selected Historical Financial Data”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical Combined Financial Statements and the related Notes.

The assets and resources that we acquire from AT&T (including from DIRECTV) in the Separation may not be sufficient for us to operate as a stand-alone company, and we may experience difficulty in separating our assets and resources from AT&T.

Because we have not operated as a stand-alone company in the past, we may have difficulty doing so. We may need to acquire assets and resources in addition to those provided by AT&T (including through DIRECTV) to us, and in connection with the Separation, may also face difficulty in separating our assets from AT&T’s assets. In addition, we have relied on DIRECTV to provide certain intellectual property, technological capabilities, software engineers and rocket scientists to our business and it may be difficult to separate our intellectual property, technologies and personnel from that of DIRECTV. Our business, financial condition and results of operations could be harmed if we have difficulty operating as a stand-alone company, fail to acquire assets that prove to be important to our operations or incur unexpected costs in separating our assets from those of AT&T (including DIRECTV).

The transition services that AT&T will provide to us following the Separation may not be sufficient to meet our needs, and we may have difficulty finding replacement services or be required to pay increased costs to replace these services after our transition services agreement with AT&T expires.

Historically AT&T has provided, and, until the Separation will continue to provide, significant corporate and shared services related to corporate services, such as executive management, information technology, legal, finance and accounting, investor relations, human resources, risk management, tax, treasury and other services. Following the Separation, we expect AT&T to continue to provide many of these services on a transitional basis for mutually agreed-upon fees, although it is possible that not all services that we currently rely on AT&T or its employees to provide will continue or be sufficient to meet our needs. The terms of these services and amounts to be paid by us to AT&T will be set forth in the transition services agreement described under “Certain Relationships and Related Party Transactions”. While these services are being provided to us by AT&T, our operational flexibility to modify or implement changes with respect to such services or the amounts we pay for them could be limited. After the expiration of the transition services agreement, we may not be able to replace these services or enter into third-party agreements or employment arrangements on terms and conditions, including costs, comparable to those that we will receive from AT&T under the transition services agreement. In addition, we have historically received informal support such as contract negotiation support, marketing support and corporate oversight from AT&T, which may not be addressed in the transition services agreement that we will enter into with AT&T. The level of this informal support will diminish following the Separation as we become a stand-alone company.

As a result of the Separation, we will lose AT&T’s capital base and other resources, which could adversely affect our business, financial condition and results of operations.

Since the Acquisition, we have benefited from AT&T’s financial strength and numerous business relationships and have been able to take advantage of AT&T’s size and purchasing power in procuring goods, services and technology.

The loss of our relationship with AT&T or of AT&T’s scale, capital base and financial strength may also prompt suppliers to reprice, modify or terminate their relationships with us, and we may be unable to obtain goods, services, technology and programming at prices and on terms as favorable as those that we obtained prior to the Separation. We cannot predict with certainty the effect the Separation will have on our business, our customers, business partners, vendors or other persons. Any of these effects could adversely affect our business, financial condition and results of operations.

Conflicts of interest and other disputes may arise between AT&T and us, and we may not be able to resolve favorably disputes that may arise between AT&T and us with respect to our past and ongoing relationships.

We are party to a variety of related party agreements and relationships with AT&T and certain of its subsidiaries. In addition, some of our directors and executive officers own common stock of AT&T. As a result of the foregoing, there may be circumstances where certain of our executive officers and directors may be subject to conflicts of interest with respect to, among other things:

•	our ongoing relationships with AT&T or its subsidiaries, including related party agreements and other arrangements with respect to intellectual property and technological development, shared broadcast centers, the administration of tax matters, employee benefits and indemnification;

•	the quality, pricing and other terms associated with services that we provide to AT&T or its subsidiaries, or that they provide to us, under related party agreements;

•	business opportunities arising for any of us, AT&T or its subsidiaries; and

•	conflicts of time with respect to matters potentially or actually involving or affecting us.

Disputes may therefore arise between AT&T and us in a number of areas relating to our past and ongoing relationships, including:

•	intellectual property, labor, tax, employee benefits, shared contracts, indemnification and other matters arising from the Separation;

•	contract entanglements;

•	employee retention and recruiting;

•	business combinations involving us;

•	sales or distributions by AT&T of all or any portion of its ownership interest in us;

•	the nature, quality and pricing of services AT&T has agreed to provide us;

•	business opportunities that may be attractive to both AT&T and us; and

•	product or technology development that may require the consent of AT&T.

Upon the completion of this offering, we will have in place a code of conduct and ethics prescribing procedures for managing conflicts of interest, and our audit committee will be responsible for the review, approval and ratification of any potential conflicts of interest transactions. Additionally, we expect that interested directors will abstain from decisions where there exist conflicts of interest as a matter of practice or pursuant to our code of ethics. In addition, our amended and restated certificate of incorporation will contain provisions regulating and defining the conduct of our affairs as they involve corporate opportunities and interested directors. See “Description of Capital Stock—Provision Relating to Corporate Opportunities and Interested Directors”. However, there can be no assurance that such measures will be effective or that we will be able to resolve all potential disputes, or that the resolution of any such disputes will be no less favorable to us than if we were dealing with an unaffiliated third party, which could adversely affect our business, financial condition and results of operations. The agreements that we will enter into with AT&T may be amended upon agreement between the parties. While we are controlled by AT&T, we may not have the leverage to negotiate amendments to these agreements, if required, on terms as favorable to us as those we would negotiate with an unaffiliated third party.

Our tax matters agreement with AT&T restricts our ability to engage in certain transactions, and we could have an indemnification obligation to AT&T if events or actions subsequent to a split-off or spin-off cause the split-off or spin-off to be taxable.

Subject to the receipt of a favorable ruling from the IRS, AT&T currently plans to pursue a tax-free split-off or spin-off of its remaining interest in us. However, AT&T’s ultimate decision as to whether to consummate a spin-off or split-off depends on a number of considerations, including market conditions and AT&T’s regional strategy.

If a split-off or spin-off intended to qualify for tax-free treatment were determined not to qualify for tax-free treatment under Section 355 of the Code, AT&T generally would recognize gain as if AT&T had sold our common stock in a taxable transaction in an amount up to the fair market value of our common stock that AT&T distributed. In addition, Section 355(e) of the Code generally creates a presumption that a split-off or spin-off would be taxable to AT&T, but not its shareholders, if we or our shareholders were to engage in transactions that are treated as resulting in a 50% or greater change (by vote or value) in the ownership of our stock during the four-year period beginning on the date that begins two years before the date of the split-off or spin-off, unless it were established that such transactions were not part of a plan or series of related transactions. Further, if a split-off or spin-off fails to qualify for tax-free treatment under Section 355 of the Code, certain reorganization transactions in connection with a split-off or spin-off intended to qualify for tax-free treatment could be determined to be taxable, which could result in additional taxable gain.

We intend to enter into a tax matters agreement prior to or concurrently with the completion of this offering. Among other things, the tax matters agreement will provide that we will indemnify AT&T for any taxes and reasonable expenses resulting from such a tax-free split-off or spin-off (and certain related reorganization transactions) (collectively, the “Transactions”) failing to qualify for their intended tax treatment (including a split-off or spin-off intended to qualify for tax-free treatment under Section 355 of the Code) where such taxes result from (i) breaches of covenants or representations by us that we will agree to in the tax matters agreement, including covenants designed to preserve the tax-free nature of the Transactions, (ii) breaches by us of representations (including representations made by AT&T) in connection with the private letter ruling request that AT&T intends to submit in respect of the Transactions or in connection with an opinion of counsel received in respect of the Transactions or (iii) any other actions we take that adversely affect or could reasonably be expected to adversely affect the intended tax treatment of the Transactions. Any such indemnification obligation could have a material impact on our business, financial condition and results of operations.

In addition, we intend that the tax matters agreement will contain certain covenants (including restrictions on share issuances, repurchases, business combinations, sales of assets, certain business changes and similar transactions) designed to preserve the tax-free nature of the Transactions. In addition to our indemnification obligations under the tax matters agreement, these covenants may limit our ability to pursue strategic transactions or engage in new businesses or other transactions that might be beneficial and could discourage or delay a strategic transaction that our shareholders may consider favorable.

See “Certain Relationships and Related Party Transactions—Separation Transactions—Tax Matters Agreement” for more information.

Although we intend to enter into a tax matters agreement under which the amount of our tax sharing payments to AT&T after this offering will generally be determined as if we filed our own consolidated, combined or separate tax returns, we nevertheless will have joint and several liability with AT&T for the consolidated U.S. federal income taxes of the AT&T consolidated group.

We expect that, immediately following this offering, we will continue to be included in the consolidated group of AT&T for U.S. federal income tax purposes. Under the tax matters agreement, with respect to any tax periods for which we are included in consolidated, combined or similar group tax returns with AT&T (“AT&T Group Returns”), AT&T will make all necessary tax payments to the relevant tax authorities with respect to AT&T Group Returns, and we will make tax sharing payments to AT&T, generally based on the amount of tax (if any) we would have incurred with respect to tax periods (or portions thereof) following this offering if we filed our own consolidated, combined or separate returns. However, the tax matters agreement is expected generally to provide that our tax sharing payments to AT&T will be reduced (or AT&T will make payments to us) to the extent that tax liability with respect to AT&T Group Returns is reduced as a result of the offsetting of certain items of loss, deduction or credit attributable to us against items of gain, income or tax attributable to other members included in AT&T Group Returns.

At some point following the offering, we may no longer be included in AT&T Group Returns. For example, if a split-off or spin-off of AT&T’s interest in us is consummated, we will file tax returns that include only us and/or our subsidiaries, as appropriate. In such a case, we will not be required to make tax sharing payments to AT&T for those tax periods. Nevertheless, we will continue to have joint and several liability with AT&T to the IRS for the consolidated U.S. federal income taxes of the AT&T consolidated group for the tax periods in which we were part of the AT&T consolidated group.

See “Certain Relationships and Related Party Transactions—Separation Transactions—Tax Matters Agreement” for more information.

If a split-off or spin-off is consummated, certain guarantees by our “controlled foreign corporation” subsidiaries and holding companies thereof may result in deemed dividends for U.S. tax purposes, which could potentially give rise to tax liabilities.

We expect that the indenture governing the senior notes expected to be issued by certain of our subsidiaries in connection with this offering (as described under “Description of Indebtedness—Senior Notes”) will require that, if AT&T consummates the split-off or spin-off, all of our current principal non-U.S. subsidiaries, including certain non-U.S. subsidiaries that are treated as “controlled foreign corporations” for U.S. federal income tax purposes and holding companies thereof, will become guarantors of the senior notes. Such guarantees could potentially give rise to deemed dividends for U.S. tax purposes. While we generally expect to manage our affairs to reduce the impact of any such deemed dividends, whether such a deemed dividend arises and whether any such deemed dividend gives rise to incremental tax liabilities (and the amount thereof) depends in part on future events and facts that cannot be known at this time. In addition, whether any such liability is incurred is subject to changes in tax laws after the issuance of our senior notes. Accordingly, it is possible that we may be subject to U.S. tax liabilities as a result of the guarantees of our senior notes that arise upon a split-off or spin-off.

AT&T may compete with us.

AT&T will not be restricted from competing with us in the digital entertainment services industry throughout the Region, including as a result of acquiring a company that operates a South American DTH digital television business. Due to the significant resources of AT&T, including financial resources, name recognition and business know-how resulting from the previous management of our business, AT&T could have a significant competitive advantage over us should it decide to engage in the type of business we conduct, which could adversely affect our business, financial condition and results of operations.

In addition, AT&T and its affiliates have no obligation to offer us an opportunity to participate in business opportunities presented to AT&T or its respective affiliates even if the opportunity is one that we might reasonably have pursued (and therefore may be free to compete with us in the same business or similar lines of business in which we or our affiliates now engage or propose to engage or otherwise compete with us or our affiliates). As a result of competition, our future competitive position and growth potential could be adversely affected.

We will be a “controlled company” within the meaning of the NYSE rules, and, as a result, will rely on exemptions from certain corporate governance requirements that provide protection to stockholders of other companies.

Upon completion of this offering, AT&T will own more than 50% of the total voting power of our shares of common stock and we will be a “controlled company” under the NYSE corporate governance standards. As a controlled company, certain exemptions under the NYSE standards will free us from the obligation to comply with certain NYSE corporate governance requirements, including the requirements:

•	that a majority of our board of directors consists of “independent directors”, as defined under the rules of the NYSE;

•	the requirement that our director nominees be selected, or recommended for our board of directors’ selection by a nominating/governance committee comprised solely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	the requirement that the compensation of our executive officers be determined, or recommended to our board of directors for determination, by a compensation committee comprised solely of independent directors with a written charter addressing the committees’ purpose and responsibilities; and

•	for an annual performance evaluation of the nominating and governance committee and compensation committee.

Following the completion of this offering and for so long as we are a “controlled company”, we intend to utilize these exceptions. As a result, we may not have a majority of independent directors, our nominating/corporate governance and compensation committee will not consist entirely of independent directors and such committees will not be subject to annual performance evaluations. Accordingly, for so long as we are a “controlled company”, you will not have the same protections afforded to stockholders of companies that are subject to all of the NYSE corporate governance requirements.

Transactions at our parent company could have an impact on our business, financial condition and results of operations.

For so long as we are controlled by AT&T, our business may be impacted by mergers, acquisitions and other transactions that AT&T undertakes. For example, AT&T may agree to certain restrictions as part of a condition to closing a transaction that could require a divestiture of us by AT&T or a change to our business, or could impose limitations on the services that we provide, for as long as we are under control of AT&T. As part of AT&T’s proposed acquisition of Time Warner, Inc. (“Time Warner”), SKY Brasil and DIRECTV Chile have agreed that if AT&T acquires Time Warner, they will not discriminate against unaffiliated content providers in favor of Time Warner-affiliated programmers, and following such acquisition, any breach of this agreement could lead to regulatory action against SKY Brasil or DIRECTV Chile, respectively, which could adversely affect our business, financial condition and results of operations.

Risks Related to This Offering and Ownership of Our Class A Common Stock

Prior to this offering, no market existed for our common stock and we cannot assure you that an active, liquid trading market will develop for our Class A common stock.

Prior to this offering, there has been no public market for shares of our common stock. We cannot predict the extent to which investor interest in our company will lead to the development and sustainment of an active trading market for the Class A common stock on the NYSE or otherwise, or how liquid that market might become. If an active and liquid trading market does not develop or is not sustained, you may have difficulty selling any shares of our Class A common stock that you purchase in this initial public offering and the value of our Class A common stock may be adversely affected. The initial public offering price for the shares of our Class A common stock will be determined by negotiations between us and the representatives of the underwriters, and may not be indicative of prices that will prevail in the open market following this offering. The market price of our Class A common stock may decline below the initial public offering price, and you may not be able to sell your shares of our Class A common stock at or above the price you paid in this offering, or at all. An inactive and illiquid trading market may also impair our ability to raise capital to continue to fund operations by selling shares of our common stock and may impair our ability to acquire other companies or technologies by using our common stock as consideration.

Our stock price may be volatile and you could lose part or all of your investment as a result.

Stock price volatility may make it more difficult for you to resell your shares of Class A common stock when you want and at prices you find attractive. Our stock price may fluctuate significantly in response to a variety of factors including, among other things:

•	actual or anticipated variations in our quarterly results of operations and those of our competitors or those in similar industries;

•	recommendations or research reports about us or the industry in general published by securities or industry analysts;

•	the failure of securities or industry analysts to cover our Class A common stock after this offering or changes in financial estimates by analysts;

•	failure to meet external expectations or management guidance;

•	perceptions in the marketplace regarding us or our competitors;

•	AT&T’s intentions and efforts to dispose of our common stock and market expectations regarding AT&T’s plans;

•	strategic actions by us or our competitors;

•	announcements by us or our competitors regarding new product or services offerings, significant contracts, acquisitions, joint ventures or strategic investments;

•	quarterly fluctuations in the cost of programming;

•	changes in postpaid subscriber churn, ARPU or subscriber acquisition, upgrade and retention expenses;

•	general economic and stock market conditions;

•	recruitment or departure of key personnel;

•	developments or disputes concerning our intellectual property or third-party proprietary rights;

•	litigation or threatened litigation involving us;

•	risks related to our business and our industry, including those discussed above;

•	changes in conditions or trends in our industry, markets or customers;

•	changes in applicable laws, rules or regulations or changes in the regulatory environment in the Region;

•	other events or factors, including those resulting from war, incidents of terrorism, or responses to these events;

•	future sales of our Class A common stock or other securities;

•	investor perceptions of the investment opportunity associated with our Class A common stock relative to other investment alternatives; and

•	announcements or actions taken by AT&T as our principal stockholder.

As a result of these and other factors, investors in our Class A common stock may not be able to resell their shares at or above the initial offering price or may not be able to resell them at all. These broad market and industry factors may materially reduce the market price of our Class A common stock, regardless of our operating performance. In addition, price volatility may be greater if the public float and trading volume of our Class A common stock is low.

If securities or industry analysts do not publish research or reports about our business, if they adversely change their recommendations regarding our Class A common stock or if our operating results do not meet their expectations, our stock price could decline.

The trading market for our Class A common stock will be influenced in part by the research and reports that securities or industry analysts publish about us or our business. If no or few securities or industry analysts commence coverage of us, the trading price for our Class A common stock would be negatively impacted. If we obtain securities or industry analyst coverage and if one or more of the analysts who cover our company downgrades our stock or if our operating results do not meet their expectations, our stock price could decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our Class A common stock could decrease, which in turn could cause our stock price and trading volume to decline.

You will incur immediate dilution as a result of this offering.

If you purchase Class A common stock in this offering, you will pay more for your shares than the net tangible book value of your shares. As a result, you will incur immediate dilution of $            per share, representing the difference between the assumed initial public offering price of $            per share (the midpoint of the price range on the cover of this prospectus) and our pro forma net tangible book deficit per share as of December 31, 2017 after giving effect to the Separation. Accordingly, should we be liquidated at our book value, you would not receive the full amount of your investment. If the underwriters exercise their option to purchase additional shares, you will experience additional dilution. You also may experience additional dilution upon future equity issuances under any equity compensation plans. For additional information about the dilution that you will experience immediately after this offering, see “Dilution”.

The future sale by AT&T or others of our common stock, or the perception that such sales may occur, could depress our Class A common stock price.

Immediately following the completion of this offering, AT&T will own approximately    % of the outstanding shares of our Class A common stock and 100% of the outstanding shares of our Class B common stock. Subject to the lockup restrictions described under “Shares Eligible for Future Sale”, future sales of these shares in the public market will be subject to the volume and other restrictions of Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), for so long as AT&T is deemed to be our affiliate, unless the shares to be sold are registered with the SEC. The sale by AT&T of a substantial number of shares after this offering, or a perception that such sales could occur, could significantly reduce the market price of our Class A common stock. Upon completion of this offering, except as otherwise described herein, all shares that are being offered in this offering will be freely tradable without restriction, assuming they are not held by our affiliates.

                                  may, in their sole discretion and at any time without notice, release all or any portion of the shares of our common stock subject to the lock-up.

Immediately following this offering, we intend to file a registration statement registering under the Securities Act            shares of Class A common stock reserved for issuance under our 2018 Incentive Plan and our 2018 Non-Employee Director Plan that we intend to adopt in connection with this offering. Once we register these shares, upon issuance and once vested they can be freely sold in the public market, subject to any applicable lock-up period and the terms of the applicable plan and/or the agreements for the equity awards entered into with holders of such equity awards. If any equity securities granted under our 2018 Incentive Plan or our 2018 Non-Employee Director Plan are sold, or it is perceived they will be sold, in the public market, the trading price of our Class A common stock could decline.

If AT&T sells a controlling interest in our company to a third party in a private transaction, you may not realize any change-of-control premium on shares of our Class A common stock and we may become subject to the control of a presently unknown third party.

Following the completion of this offering, AT&T will continue to own a significant equity interest in our company. AT&T will have the ability, should it choose to do so, to sell some or all of its shares of our common stock in a privately negotiated transaction, which, if sufficient in size, could result in a change of control of our company.

The ability of AT&T to privately sell its shares of our common stock, with no requirement for a concurrent offer to be made to acquire all of the shares of our Class A common stock, could prevent you from realizing any change-of-control premium on your shares of our Class A common stock that may otherwise accrue to AT&T on its private sale of our common stock. Additionally, if AT&T privately sells its significant equity interest in our company, we may become subject to the control of a presently unknown third party. Such third party may have conflicts of interest with those of other stockholders. In addition, if AT&T sells a controlling interest in our company to a third party, AT&T may terminate the transitional arrangements and our other commercial agreements and relationships could be impacted, all of which may adversely affect our ability to run our business as described herein and could adversely affect our business, financial conditions and results of operations.

Fulfilling our public company financial reporting and other regulatory obligations and transitioning to a stand-alone public company will be expensive and time consuming and may strain our resources.

We have historically operated our business as a part of a public company. As a stand-alone public company, we will incur additional legal, accounting, compliance and other expenses that we have not incurred historically. As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and will be required to implement specific corporate governance practices and adhere to a variety of reporting requirements under Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and the related rules and regulations of the SEC, as well as the rules of the NYSE. The Exchange Act will require us to file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act will require, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. Compliance with these requirements will place additional demands on our legal, accounting, finance and investor relations staff and on our accounting, financial and information systems and will increase our legal and accounting compliance costs as well as our compensation expense as we may be required to hire additional legal, accounting, tax, finance and investor relations staff. As a public company we may also need to enhance our investor relations and corporate communications functions and attract additional qualified board members. These additional efforts may strain our resources and divert management’s attention from other business concerns, which could have an adverse effect on our business, financial condition and results of operations. We expect to incur additional incremental ongoing and one-time expenses in connection with our transition to a public company and the Separation. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Additional Significant Events Affecting the Comparability of Our Results of Operations—Corporate Separation Transaction”. The actual amount of the incremental expenses we will incur may be higher, perhaps significantly, from our current estimates for a number of reasons, including, among others, the final terms we are able to negotiate with service providers prior to the termination of the transition services agreement, as well as additional costs we may incur that we have not currently anticipated.

In accordance with Section 404 of the Sarbanes-Oxley Act, our management will be required to conduct an annual assessment of the effectiveness of our internal control over financial reporting and include a report on these internal controls in the annual reports we will file with the SEC on Form 10-K. Our independent registered public accounting firm will not be required to formally attest to the effectiveness of our internal controls until the year following the first annual report required to be filed with the SEC. When required, this process will require significant documentation of policies, procedures and systems, review of that documentation by our internal auditing and accounting staff and our outside independent registered public accounting firm, and testing of our internal control over financial reporting by our internal auditing and accounting staff and our outside independent registered public accounting firm. This process will involve considerable time and attention, may strain our internal resources, and will increase our operating costs. We may experience higher than anticipated operating expenses and outside auditor fees during the implementation of these changes and thereafter. If management or our independent registered public accounting firm determines that our internal control over financial reporting is not effective, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our Class A common stock could be negatively affected, and we could become subject to investigations by the NYSE, the SEC or other regulatory authorities, which could require additional financial and management resources. In addition, if our controls are not effective, our ability to accurately and timely report our financial position could be impaired, which could result in late filings of our annual and quarterly reports under the Exchange Act, restatements of our Combined Financial Statements, a decline in our stock price, suspension or delisting of our Class A common stock from the NYSE, and could have an adverse effect on our business, financial condition and results of operations.

Because we do not anticipate paying regular cash dividends to holders of our common stock after the completion of this offering in the foreseeable future, capital appreciation, if any, will be your sole source of gain and you may never receive a return on your investment.

You should not rely on an investment in our Class A common stock to provide dividend income. We do not anticipate that we will pay regular cash dividends to holders of our common stock in the foreseeable future after the completion of this offering and investors seeking cash dividends should not purchase our Class A common stock. Therefore, capital appreciation, or an increase in our stock price, which may never occur, may be the only way to realize any return on your investment. The declaration, amount and payment of any future dividends on shares of our common stock will be determined at the sole discretion of our board of directors. Our board of directors may take into account general and economic conditions, our financial condition and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and implications on the payment of dividends by us to our stockholders or by our subsidiaries to us and such other factors as our board of directors may deem relevant.

In the event that we decide to pay cash dividends on our common stock, such dividends will be subject to our compliance with applicable law, and depending on, among other things, our results of operations, financial condition, level of indebtedness, capital requirements, contractual restrictions, restrictions in our debt agreements, business prospects and other factors that our board of directors may deem relevant. Because we are a holding company with no significant assets other than the shares of our subsidiaries, our ability to pay dividends depends on our receipt of cash dividends from our operating subsidiaries, which may further restrict our ability to pay dividends as a result of the laws of their jurisdiction of organization or agreements of our subsidiaries, including agreements governing our indebtedness. Future agreements may also limit our ability to pay dividends. For more information, see “Dividend Policy”. There can be no assurance that we will pay a dividend in the future or continue to pay any dividend if we do commence paying dividends.

Anti-takeover provisions in our charter documents and provisions of Delaware law could discourage, delay or prevent a change of control of our company and may result in an entrenchment of management and diminish the value of our Class A common stock, even if such a transaction would be beneficial to our stockholders.

Several provisions of our amended and restated certificate of incorporation and amended and restated by-laws and provisions of Delaware law could delay, defer or discourage another party from acquiring control of us.

For example, our charter and by-laws will:

•	authorize a capital structure with multiple series of common stock: Class B common stock that entitles holders to ten votes per share and Class A common stock that entitles holders to one vote per share;

•	authorize the issuance of “blank check” preferred stock that could be issued by us upon approval of our board of directors to increase the number of outstanding shares of capital stock, making a takeover more difficult and expensive;

•	provide for a classified board of directors with staggered three-year terms, which may lengthen the time required to gain control of our board of directors;

•	provide that following the first date on which AT&T ceases to beneficially own a majority of the total voting power of the outstanding shares of all classes of capital stock, directors may be removed from office by stockholders only for cause and any vacancy may only be filled by the affirmative vote of a majority of our directors then in office, which may make it more difficult for other stockholders to reconstitute our board of directors;

•	permit stockholders to take action by written consent in lieu of an annual or special meeting while AT&T owns a majority of the total voting power of the outstanding shares of all classes of capital stock entitled to vote and thereafter permit stockholder action when unanimous;

•	provide that special meetings of the stockholders may be called only upon the request of a majority of our board of directors, by our Chief Executive Officer or by AT&T so long as it owns a majority of the total voting power of the outstanding shares of all classes of capital stock;

•	require advance notice to be given by stockholders for any stockholder proposals or director nominees;

•	require a super-majority vote of the stockholders to amend certain provisions of our charter from and after the time at which AT&T ceases to beneficially own a majority of the total voting power of the outstanding shares of all classes of our capital stock entitled to vote; and

•	allow our board of directors to amend our by-laws by the affirmative vote of a majority of directors but only allow stockholders to amend our by-laws upon the approval of two-thirds or more of the voting power of all of the shares of our capital stock entitled to vote from and after the time at which AT&T ceases to beneficially own a majority of the total voting power of the outstanding shares of all classes of our capital stock entitled to vote.

In addition, if AT&T ceases to own at least 10% of the total voting power of the outstanding shares of all classes of our capital stock entitled to vote, we will be subject to Section 203 of the Delaware General Corporation Law (the “DGCL”). Such a provision may limit, in some cases, our ability to engage in certain business combinations with significant stockholders. See “Description of Capital Stock”.

These anti-takeover provisions could substantially impede the ability of our Class A common stockholders to benefit from a change of control and, as a result, could materially adversely affect the market price of our Class A common stock and your ability to realize any potential change-in-control premium.

Our amended and restated certificate of incorporation will designate the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us and limit the market price of our Class A common stock.

Pursuant to our amended and restated certificate of incorporation, as will be in effect upon the completion of this offering, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware) shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a claim of breach of a fiduciary duty owed by any or our directors or officers or other employees to us or our stockholders; (iii) any action asserting a claim against us or any director or officer or other employee of ours arising pursuant to any provision of the DGCL or our certificate of incorporation or by-laws; or (iv) any action asserting a claim against us or any director or officer or other employee of ours governed by the internal affairs doctrine. Our amended and restated certificate of incorporation will further provide that any person or entity purchasing or otherwise acquiring any interest in shares of our Class A common stock is deemed to have notice of and consented to the foregoing provision. The forum selection clause in our amended and restated certificate of incorporation may limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us and limit the market price of our Class A common stock.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are subject to risks and uncertainties. All statements other than statements of historical fact included in this prospectus are forward-looking statements. Forward-looking statements give our current expectations and projections relating to our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “anticipate”, “estimate”, “expect”, “predict”, “project”, “potential”, “aim to”, “plan”, “intend”, “believe”, “continue”, “will”, “may”, “might”, “should”, “could”, “can have”, “likely” and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events. The forward-looking statements contained in this prospectus are based on assumptions that we have made in light of our industry experience and our perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this prospectus, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond our control) and assumptions.

We operate in a highly competitive, consumer and technology driven and rapidly changing business and various factors could adversely affect our business, financial condition and results of operations in the future and cause our actual results to differ materially from those contained in the forward-looking statements, including those factors discussed under “Risk Factors” in this prospectus. In addition, important factors that could cause our actual results to differ materially from those in our forward-looking statements include:

•	an increase in the levels of competition, including from entities that provide or facilitate the delivery of video content via the Internet;

•	the economic, political and social conditions in the Region;

•	our results being negatively affected by foreign currency exchange rates and increased rates of inflation;

•	our ability to keep pace with technological developments in the delivery of digital television services;

•	our dependence on service offerings consisting principally of programming that we license from third parties, with such programming costs continuing to increase;

•	our ability to differentiate our services if we cease to have exclusive content offerings;

•	not being able to effectively achieve our growth strategies;

•	damage to our brands;

•	the highly regulated and complex environment in the Region and risks associated with our failure to comply with the various regulatory regimes;

•	the imposition of programming “must carry” requirements and the resulting capacity constraints;

•	being forced to change our billing practices;

•	third-party providers failing to adequately deliver the contracted goods or services;

•	our satellites being subject to significant operational and environmental risks that could limit our ability to utilize them, and that could also require us to construct additional satellites;

•	our satellites failing or suffering reduced capacity before their minimum design lives and our ability to obtain additional transponder capacity;

•	our dependence on Intelsat to lease five of our six satellites and all of our orbital slots to us;

•	a disruption, cyber-attack or failure of our networks, systems or technologies or a disruption to our broadcast centers;

•	our self-insurance of the business;

•	pay-TV piracy;

•	current and future litigation, investigations or other actions, including assertions by third parties of infringement of their intellectual property rights and the risks associated with the DPA entered into by Torneos with the EDNY;

•	failure to comply with anti-corruption, anti-bribery or anti-money laundering laws;

•	our inability to adequately protect our intellectual property rights;

•	labor disruptions or strikes from the labor unions representing our workforce;

•	our substantial indebtedness;

•	any goodwill impairment charges in our reported financial results; and

•	other risks and uncertainties inherent in the pay-TV business, including those listed under the caption “Risk Factors” in this prospectus.

Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. We believe these factors include, but are not limited to, those described under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by us in this prospectus speaks only as of the date on which we make it. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering will be approximately $             million, or approximately $            million if the underwriters exercise their option to purchase additional shares of Class A common stock in full, assuming an initial public offering price of $            per share of Class A common stock (the midpoint of the price range set forth on the cover page of this prospectus), after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from the sale of the shares of our Class A common stock to (i) repay related-party indebtedness issued to AT&T prior to the completion of this offering in the aggregate principal amount of $             million and (ii) distribute the remaining proceeds to AT&T. This AT&T related-party indebtedness will bear interest at LIBOR plus     % per year and will be payable upon demand with no stated maturity date. The proceeds from the AT&T related-party indebtedness will be used to make a distribution to AT&T prior to the completion of this offering. See “Description of Indebtedness—Short Term Related-Party Indebtedness”.

A $1.00 increase/(decrease) in the assumed initial public offering price of $            per share of Class A common stock would cause the net proceeds from this offering, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, received by us to increase/(decrease) by approximately $            million, assuming the number of shares of Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same.

DIVIDEND POLICY

We do not intend to pay regular cash dividends on our common stock after the completion of this offering and therefore you should not rely on an investment in our Class A common stock to provide dividend income. In the event that we decide to pay cash dividends in the future, the declaration and payment of future dividends to holders of our common stock will be at the discretion of our board of directors and will depend upon many factors, including our financial condition, earnings, legal and contractual requirements and other factors deemed relevant by our board of directors.

In addition, because a significant portion of our operations is through our subsidiaries, our ability to pay dividends depends in part on our receipt of cash dividends from our operating subsidiaries, which may further restrict our ability to pay dividends as a result of the laws of their jurisdiction of organization, agreements of our subsidiaries or covenants under any existing and future outstanding indebtedness we or our subsidiaries incur.

We also expect our ability to pay dividends to be limited by covenants in agreements that will govern, or that we expect to govern, our proposed indebtedness. See “Description of Indebtedness”.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2017, on:

•	an actual basis; and

•	on a pro forma basis to give effect to (i) the proceeds from the sale of shares of Class A common stock in this offering at an assumed initial public offering price of $ per share of Class A common stock (the midpoint of the price range set forth on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, (ii) the use of proceeds of this offering as described under “Use of Proceeds”, (iii) the Separation as described in “Certain Relationships and Related Party Transactions—Separation Transactions” and (iv) the incurrence of $ million aggregate principal amount of additional debt and the use of proceeds therefrom as described under “Description of Indebtedness”.

The information below is not necessarily indicative of what our cash and cash equivalents and capitalization would have been had we operated as a stand-alone public company as of December 31, 2017, or if the Separation described in “Certain Relationships and Related Party Transactions—Separation Transactions” and the incurrence of indebtedness described in “Description of Indebtedness” had actually occurred as of December 31, 2017. In addition, it is not indicative of our future cash and cash equivalents and capitalization.

This table is derived from, and is qualified in its entirety by reference to, our historical and pro forma financial statements and the notes thereto included elsewhere in this prospectus, and should be read in conjunction with “Use of Proceeds”, “Selected Historical Financial Data”, “Unaudited Pro Forma Condensed Combined Financial Information”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our Combined Financial Statements and the related Notes included elsewhere in this prospectus.

	December 31, 2017
	Actual	Pro forma (Unaudited)
	(U.S. dollars in millions, except per share amounts)
Cash and Cash Equivalents	$443	$

Debt:
Short-term debt:
Debt maturing within one year	—
Related party note payable to parent	526
Capital lease obligations	25
Long-term debt:
Brazilian Credit Facility	—
Senior notes	—
Existing long-term debt	54
Capital lease obligations	240

Total debt	845

Equity:
Parent net investment	5,554
Preferred Stock, $0.01 par value; shares authorized, 0 shares issued and outstanding
Class A common stock, $0.01 par value; shares authorized, shares issued and outstanding on a pro forma basis
Class B common stock, $0.01 par value; shares authorized, shares issued and outstanding on a pro forma basis
Additional paid-in capital
Retained earnings
Accumulated other comprehensive loss	(600)
Noncontrolling interest	307

Total equity	5,261

Total Capitalization	$6,106	$

Assuming no change in the number of shares offered by us as set forth on the cover page of this prospectus, a $1.00 increase/(decrease) in the assumed initial public offering price of $        per share of Class A common stock (the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) each of cash and cash equivalents, additional paid-in capital, and total equity by $        , would decrease (increase) total debt by $        , and would increase (decrease) total capitalization by $         , after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

DILUTION

If you invest in our Class A common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of Class A common stock and the pro forma net tangible book value (deficit) per share of our Class A common stock and Class B common stock after giving effect to the Separation. Our net tangible book value (deficit) represents the amount of our total tangible assets less total liabilities, divided by the total number of shares of common stock then outstanding. As of December 31, 2017, our net tangible book value was approximately $        , or approximately $        per share based on             shares of our common stock outstanding as of such date.

Dilution per share represents the difference between the amount per share paid by purchasers of our Class A common stock in this offering and the pro forma net tangible book value (deficit) per share of common stock after giving effect to the Separation. After giving effect to (i) the sale of shares of Class A common stock in this offering at the assumed initial public offering price of $        per share of Class A common stock (the midpoint of the price range set forth on the cover page of this prospectus) after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us and (ii) the application of the net proceeds from this offering as described under “Use of Proceeds”, our pro forma net tangible book value (deficit) would have been $         , or $        per share of common stock. This represents an immediate dilution of $        per share of common stock to investors purchasing shares of our Class A common stock in this offering.

The following table illustrates this per share dilution:

Assumed initial public offering price per share of Class A common stock	$
Pro forma net tangible book value (deficit) per share of common stock as of December 31, 2017

Dilution per share of Class A common stock to new investors in this offering	$

A $1.00 increase/(decrease) in the assumed initial public offering price of $        per share of Class A common stock (the midpoint of the price range set forth on the cover page of this prospectus) would not impact our pro forma net tangible book value (deficit) or our pro forma net tangible book value (deficit) per share of common stock, but it would increase/(decrease) dilution per share of Class A common stock to new investors in this offering by $    .

If the underwriters exercise in full their option to purchase additional shares of Class A common stock, the pro forma net tangible book value (deficit) per share of common stock after giving effect to this offering and the use of proceeds therefrom would have been $         , or $        per share of Class A common stock. This results in dilution in pro forma net tangible book value (deficit) of $        per share to new investors.

We have reserved             shares of our Class A common stock for future issuance under our 2018 Incentive Plan and our 2018 Non-Employee Director Plan. To the extent that any shares of Class A common stock are issued under these or future plans, or if we otherwise issue additional shares of Class A common stock in the future, there may be dilution to investors participating in this offering.

SELECTED HISTORICAL FINANCIAL DATA

You should read the selected historical financial data set forth below in conjunction with the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Capitalization”, as well as the Combined Financial Statements and the related Notes included elsewhere in this prospectus.

The following tables set forth our selected historical financial data for the periods indicated below. The periods presented below on and prior to July 24, 2015, the date of the Acquisition, are referred to as “Predecessor” periods and the periods presented after and including July 25, 2015 are referred to as “Successor” periods. The financial data, Combined Financial Statements and related Notes for each of the periods reflect the combined financial results of the entities expected to be owned by us at the completion of this offering and their subsidiaries, with the exception of operations in Puerto Rico which are to be retained by AT&T from and after the Separation, and which are reflected as assets held for sale on our Combined Financial Statements. As a result, the financial data, Combined Financial Statements and related Notes are not necessarily indicative of our balance sheets, results of operations and cash flows in the future or what our balance sheets, results of operations and cash flows would have been had we been a stand-alone public company during the periods presented. Accordingly, the historical results should not be relied upon as an indicator of our future performance. See “Risk Factors”, “Unaudited Pro Forma Condensed Combined Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

The selected combined financial data at December 31, 2017 and 2016, and for the period from January 1, 2015 through July 24, 2015 (Predecessor), the period from July 25, 2015 through December 31, 2015 (Successor) and the years ended December 31, 2016 and 2017 (Successor), has been derived from the audited Combined Financial Statements included elsewhere in this prospectus. The selected historical combined balance sheet data at December 31, 2015 has been derived from the Successor’s audited combined financial statements which are not included in this prospectus. The unaudited selected historical financial data at and for the year ended December 31, 2014 has been derived from the Predecessor’s combined financial statements which are not included in this prospectus. We have not included selected combined financial data as of and for the year ended December 31, 2013, as such information is not available on a basis that is consistent with the selected financial information for the years presented below and such information cannot be provided without unreasonable effort or expense.

The historical financial information includes allocations of costs from certain corporate and shared services functions provided to us by AT&T, including general corporate and shared services expenses. The costs of such services have been allocated to us based on the most relevant allocation method to the service provided, primarily based on relative percentage of EBITDA or specific identification.

The Combined Financial Statements do not reflect any changes that may occur in our operations and expenses as a result of the Separation or this offering.

	Successor			Predecessor
Combined Statements of Operations	Year ended December 31, 2017	Year ended December 31, 2016	Period from July 24 through December 31, 2015	Period from January 1 through July 24, 2015	Unaudited Year ended December 31, 2014
	(U.S. dollars in millions)
Revenues	$5,568	$5,023	$2,228	$3,709	$7,055
Operating Expenses
Cost of services and sales (exclusive of depreciation and amortization expense shown separately below)
Programming, broadcast operations and other expenses	2,333	2,208	861	1,503	2,691
Subscriber service expenses	595	561	261	443	804
Selling, general and administrative expenses (exclusive of depreciation and amortization expense shown separately below)
Subscriber acquisition, upgrade and retention expenses	780	685	319	546	961
General and administrative expenses	615	534	399	418	652
Venezuelan currency devaluation charge (1)	31	45	—	519	346
Impairment of fixed and intangible assets (2)	9	72	—	533	—
Depreciation and amortization expense	1,157	1,182	543	613	1,156

Total Operating Expenses	5,520	5,287	2,383	4,575	6,610

Operating Income (Loss)	48	(264)	(155)	(866)	445

Other Income (Expense)
Interest income	49	14	12	46	62
Interest expense	(126)	(94)	(42)	(35)	(53)
Equity in net income (loss) of affiliates	20	23	12	(49)	23
Other income (expense)-net	6	5	(38)	(40)	8

Total other income (expense)	(51)	(52)	(56)	(78)	40

Income (Loss) Before Income Tax	(3)	(316)	(211)	(944)	485
Income tax (benefit) expense	(225)	40	(20)	75	275

Net Income (Loss)	222	(356)	(191)	(1,019)	210

Less: Net (Income) Loss Attributable to Noncontrolling Interest	(9)	8	6	(2)	(19)

Net Income (Loss) Attributable to DIRECTV Latin America	$213	$(348)	$(185)	$(1,021)	$191

(1)	During the period from January 1, 2015 through July 24, 2015 and the year ended December 31, 2016, we recorded a charge of $519 and $45, respectively, as a result of the change to the SIMADI exchange rate and subsequent devaluations. During the year ended December 31, 2017, we recorded a charge of $31 as a result of the change to the DICOM exchange rate. See Note 12 of the Notes to the Combined Financial Statements.

(2)	During the period from January 1, 2015 through July 24, 2015, we recorded impairment charges of $423 and $110 related to Venezuelan fixed and intangible assets, respectively. In the year ended December 31, 2016, we recorded an impairment charge of $72 related to Venezuelan fixed and intangible assets. In the year ended December 31, 2017, we recorded an impairment charge of $9 related to Peruvian fixed and intangible assets. See Notes 4 and 5 of the Notes to the Combined Financial Statements.

	Successor			Predecessor
Combined Balance Sheet Data	December 31,			Unaudited December 31, 2014
	2017	2016	2015
	(U.S. dollars in millions)
Cash and cash equivalents	$443	$340	$242	$697
Total assets	10,289	10,466	9,956	6,397
Long-term obligations (1)	294	314	298	416
Total liabilities	$5,028	$4,873	$4,167	$2,527

(1)	Long-term obligations include long-term debt and long-term capital lease obligations.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial statements should be read in conjunction with the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Capitalization”, as well as the Combined Financial Statements and the related Notes included elsewhere in this prospectus.

Our unaudited pro forma condensed combined financial statements consist of an unaudited pro forma condensed combined statement of operations for the year ended December 31, 2017 and an unaudited pro forma condensed combined balance sheet at December 31, 2017. The unaudited pro forma condensed combined financial statements are based on and have been derived from our historical Combined Financial Statements, which are included elsewhere in this prospectus.

The unaudited pro forma condensed combined financial statements have been prepared to reflect adjustments to the Combined Financial Statements that, in the opinion of management, are necessary to present fairly our unaudited pro forma condensed combined results of operations and our unaudited pro forma condensed combined financial position as of and for the periods indicated. The pro forma adjustments give effect to events that are (i) directly attributable to the transactions described below, (ii) factually supportable and (iii) expected to have a continuing impact on us. The pro forma adjustments are based on the best information currently available; however, such adjustments are subject to change.

The unaudited pro forma condensed combined financial statements are for illustrative and informational purposes only and are not intended to represent what our results of operations or financial position would have been had we operated as a stand-alone public company during the periods presented or if the transactions described below had actually occurred as of the dates indicated. The unaudited pro forma condensed combined financial statements should not be considered indicative of our future results of operations or financial position as a stand-alone public company.

The unaudited pro forma condensed combined financial statements give effect to the following transactions, as if they each had occurred on January 1, 2017 for the unaudited pro forma condensed combined statement of operations and on December 31, 2017 for the unaudited pro forma condensed combined balance sheet:

•	the issuance of shares of our common stock to AT&T in connection with the transfer of substantially all of the assets and liabilities of AT&T’s DIRECTV business in the Region to us;

•	the issuance of shares of our Class A common stock in this offering and the use of proceeds therefrom as described in “Use of Proceeds”;

•	the incurrence of $ million aggregate principal amount of debt prior to the completion of this offering and the use of the net proceeds therefrom, together with cash on hand, to (i) repay related party payables to parent and the related party note payable to parent, (ii) pay a pro rata distribution to a minority shareholder in one of our subsidiaries and (iii) make a distribution to AT&T (see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” and “Description of Indebtedness”);

•	the incurrence of $ aggregate principal amount of related-party indebtedness at a LIBOR plus % interest rate per year and payable on demand; and

•	certain transactions contemplated by certain agreements between us and AT&T described in “Certain Relationships and Related Party Transactions—Separation Transactions—Relationship with AT&T and its Subsidiaries”.

Under GAAP, subsequent to the Separation, our combined financial statements will remain at their historical costs; therefore, no pro forma adjustments are required to reflect our assets and liabilities at their fair values.

AT&T and its affiliates, including DIRECTV, currently provide certain corporate services to us, and costs associated with these functions have been allocated to us. These allocations include costs related to corporate services, such as executive management, information technology, legal, finance and accounting, investor relations, human resources, risk management, tax, treasury and other services, as well as share-based compensation expense attributable to our employees and an allocation of share-based compensation attributable to employees of AT&T and DIRECTV. The costs of such services have been allocated to us based on the most relevant allocation method to the service provided, primarily based on relative percentage of EBITDA or specific identification. The total amounts of these cost allocations were approximately $2 million in 2017, $20 million in 2016, $21 million in the period from July 25 through December 31, 2015 and $14 million in the period from January 1 through July 24, 2015. See Note 11 of the Notes to the Combined Financial Statements. The cost allocations for these functions are included in “General and administrative expenses” in the Combined Financial Statements.

We will also incur additional costs as a stand-alone public company. As a stand-alone public company, our total costs related to such support functions may differ from the costs that were historically allocated to us from AT&T. We estimate that our annual general and administrative expense for these costs will be an aggregate of approximately $         million to $         million (representing up to $         million of annual costs incremental to the 2017 allocated costs referred to above). In addition, as we transition away from the corporate services currently provided by AT&T, we believe that we may incur $         million to $         million of non-recurring transitional costs in both 2018 and 2019 to establish our own stand-alone corporate functions. These costs are not reflected in our unaudited pro forma combined financial information.

Unaudited Pro Forma Condensed Combined Balance Sheet

At December 31, 2017

	Historical	Separation Adjustments		Debt Refinancing		Equity Offering and Other Pro Forma Adjustments		Pro Forma
	(U.S. dollars in millions, except per share amounts)
Assets
Current Assets
Cash and cash equivalents	$443	$—					(e)
Accounts receivable-net	358	—
Related party receivables from parent	244	—
Assets held for sale	173	(169	) (a)			(4	)(g)
Prepaid expenses and other	246	—					(h)

Total current assets	1,464	(169)				(4)

Satellites-net	942	—
Property and equipment-net	1,702	—
Goodwill	3,444	—
Intangible assets-net	2,321	—
Investments and other assets	420	—

Total Assets	$10,289	$(169)				(4)

Liabilities and Equity
Current Liabilities								—
Debt maturing within one year	$—	$—			(b)
Related party note payable to parent	526	—			(b)
Accounts payable and accrued liabilities	1,393	—
Liabilities associated with held for sale assets	72	(72	) (a)
Unearned revenues	122	—
Related party payables to parent	1,441	—			(b)

Total current liabilities	3,554	(72)

Noncurrent Liabilities
Long-term debt	54	—			(b)
Deferred income taxes	842	—					(d)
Other noncurrent liabilities	578	—

Total noncurrent liabilities	1,474	—

Equity
Preferred stock, $0.01 par value; shares authorized, no shares issued and outstanding	—	—					(e)	—
Class A common stock, $0.01 par value; shares authorized, shares issued and outstanding	—	—					(e)	—
Class B common stock, $0.01 par value; shares authorized, shares issued and outstanding	—	—					(e)	—
Additional paid-in capital	—	—					(e), (f), (h)	—
Parent net investment	5,554	(97	) (a)			(4	)(f), (g)
Accumulated other comprehensive loss	(600)	—
Noncontrolling interest	307	—

Total Equity	5,261	(97)				(4)

Total Liabilities and Equity	$10,289	$(169)				(4)

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Year Ended December 31, 2017

	Historical	Separation Adjustments		Debt Refinancing		Equity Offering and Other Pro Forma Adjustments		Pro Forma
	(U.S. dollars in millions, except per share amounts)
Revenues	$5,568	$(114	) (a)
Operating Expenses
Cost of services and sales (exclusive of depreciation and amortization expense shown separately below)
Programming, broadcast operations and other expenses	2,333	(39	) (a)
Subscriber service expenses	595	(7	) (a)
Selling, general and administrative expenses (exclusive of depreciation and amortization expense shown separately below)
Subscriber acquisition, upgrade and retention expenses	780	(16	) (a)
General and administrative expenses	615	(42	) (a)
Venezuelan currency devaluation charge	31	—
Impairment of fixed and intangible assets	9	—	(a)			(9	) (g)
Depreciation and amortization expense	1,157	—				—

Total Operating Expenses	5,520	(104)				(9)

Operating Income	48	(10)				(9)

Other Income (Expense)
Interest expense	(126)	1	(a)		(c)	—
Other income (expense)-net	75	—				—

Total other income (expense)	(51)	1				—

Loss Before Income Taxes	(3)	(9)				(9)
Income tax benefit	(225)	(1	) (a)		(d)	—	(d)

Net Income	222	(8)

Less: Net Income Attributable to Noncontrolling Interest	(9)	—				—

Net Income Attributable to DIRECTV Latin America	$213	$(8)				(9)

Earnings per share:
Net income per share:
Basic
Diluted
Weighted average shares outstanding:
Basic
Diluted

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

Basis of Presentation

The unaudited pro forma condensed combined balance sheet as of December 31, 2017 and the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2017 are derived from the Combined Financial Statements included elsewhere in this prospectus. U.S. dollar amounts are presented in millions, except per share amounts.

Separation Adjustments

(a) Reflects an adjustment to remove the results of the Puerto Rican operations that will be retained by AT&T subsequent to the Separation and which are reflected as assets held for sale in our Combined Financial Statements.

Debt Transactions

(b) Subsidiaries of ours will incur $         of aggregate principal amount of additional debt in the debt financing. The net proceeds will be used prior to this offering, together with cash on hand, to (i) repay the related party payables to parent and the related party note payable to parent, which had outstanding balances of $1,441 and $526, respectively, as of December 31, 2017, (ii) pay a pro rata distribution to a minority investor in one of our subsidiaries and (iii) make a distribution to AT&T. The net increase to debt in connection with the new borrowings includes $         of additional deferred financing costs, resulting in net proceeds of $        .

(c) The following table reflects the adjustments in our unaudited pro forma condensed combined statement of operations to reflect the impact of adjustments to interest expense:

Year ended December 31, 2017
New debt incurrence transactions:
Interest expense	$
Amortization expense of loan origination costs

Repayment of existing debt:
Interest expense
Amortization expense of loan origination costs

Net adjustment to interest expense	$

The unaudited pro forma condensed combined statements of operations reflect an adjustment for the expected interest expense and the amortization of deferred financing costs for the additional debt described above. Pro forma interest expense (i) reflects an estimated weighted average annual interest rate of    % on indebtedness to be incurred in conjunction with this offering, and (ii) reflects amortization expense on the approximately $         of deferred financing costs associated with the additional debt described above. A 1% increase or decrease in the weighted average annual interest rate on the additional debt described above would increase or decrease pro forma interest expense by $         annually.

Resulting Tax Effects

(d) Reflects an income tax expense adjustment for the items noted in (b) through (d), calculated at the statutory rate of 35%.

Equity Offering and Other Pro Forma Adjustments

(e) Reflects an adjustment related to the net proceeds we expect to receive from this offering of $         , or approximately $             if the underwriters exercise their option to purchase additional shares of Class A common stock in full, assuming an initial public offering price of $            per share of Class A common stock (the midpoint of the price range set forth on the cover page of this prospectus), after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Also reflects an adjustment to use the proceeds from the sale of the shares of our Class A common stock to repay related-party indebtedness owed to AT&T, and to distribute the remaining $         net proceeds to AT&T.

A $1.00 increase/(decrease) in the assumed initial public offering price of $        per share of Class A common stock would cause the net proceeds from this offering, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, received by us to increase/(decrease) by approximately $         , assuming the number of shares of Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same.

(f) In addition, the adjustment includes the reclassification of AT&T’s net investment in us, which was recorded in parent net investment and was reclassified into additional paid-in capital as well as the required balancing entry to reflect the par value of our outstanding Class A and Class B common stock. The issuance of common stock was at a par value of $0.01 per share.

(g) Reflects an adjustment to remove certain Peruvian assets which are reflected as assets held for sale on our Combined Financial Statements and to remove the related impairment of such assets.

(h) Reflects an adjustment to remove the deferred transaction costs related to this offering in our historical condensed combined balance sheet as a reduction of offering proceeds.

Pro Forma Earnings Per Share

The number of shares used to compute pro forma basic earnings per share for the year ended December 31, 2017 is             , which is comprised of             shares of Class A common stock (the number of shares outstanding upon completion of this offering) and             shares of Class B common stock.

The number of shares used to compute pro forma diluted earnings per share for the year ended December 31, 2017 is            , which includes the dilutive impact of             .

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

This management’s discussion and analysis of financial condition and results of operations contains forward-looking statements that involve risks and uncertainties. See “Cautionary Statement Regarding Forward-Looking Statements” for a discussion of the uncertainties, risks and assumptions associated with those statements. You should read the following discussion in conjunction with our Combined Financial Statements and the related Notes and our unaudited pro forma condensed combined financial statements and the related notes included elsewhere in this prospectus. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including but not limited to those in “Risk Factors” and included in other portions of this prospectus.

Unless otherwise specified, U.S. dollar and other currency amounts in this section are presented in millions, except per subscriber amounts.

Overview of Our Business

We are a leading provider of digital entertainment services in South America, with approximately 13.6 million subscribers in the Region as of December 31, 2017. The Region in which we operate consists of eight countries in South America and three countries in the Caribbean. We began our operations in 1996 and since then have expanded by executing our strategy to provide the best digital entertainment experience anytime, anywhere in the Region. Our offerings and brands are widely recognized by customers and independent third parties as market-leading. Through our scale and purpose-built technology, we offer customers a full range of international, regional and local content, including exclusive programming, tailored to each of the countries and certain sub-markets in the Region and delivered in a wide range of packages so that customers can receive our services in a manner best-suited to their needs.

We have a sustained track record of growth achieved through a combination of operational excellence, best-in-class customer service, technological innovation, new product introductions and strong brands.

We service our customers across three segments: Brazil, which distributes our offerings in Brazil under the SKY brand; South Region, which distributes our offerings in Argentina, Chile, Peru and Uruguay under the DIRECTV brand; and North Region, which distributes our offerings in Barbados, Colombia, Curaçao, Ecuador, Trinidad and Tobago and Venezuela, also under the DIRECTV brand.

Executive Overview and General Trends

We derive substantially all of our revenues from the provision of digital entertainment services, which are provided to customers on either a postpaid or prepaid basis. We also derive a portion of our revenues from the provision of broadband services. Revenues from postpaid subscribers consist of monthly fees for basic and premium programming and hardware, as well as from fees for advanced services (which include HD, DVR and multi-room viewing) and subscriptions to seasonal live sporting events and pay-per-view programming. We derive revenues from our prepaid subscribers when they charge or recharge their accounts, as well as from sales of our customer premises equipment, including set-top boxes and antennas. In contrast to our postpaid subscribers, for which we maintain ownership of customer premises equipment while in use by our customers, prepaid subscribers purchase their equipment. Increases in revenues are driven by growth in the number of subscribers (which in turn is tied to our ability to reduce churn and add new customers), increases in the prices we charge for our programming packages, upselling programming packages, expansion of premium content add-ons sold to our existing customers and higher recharge volumes by our prepaid subscribers. Revenues from our postpaid and prepaid pay-TV subscribers represented 85.4% and 12.5%, respectively, of our combined revenues for the year ended December 31, 2017, 86.6% and 11.8%, respectively, of our combined revenues for the year ended December 31, 2016 and 85.6% and 13.6%, respectively, of our combined revenues for the

Unaudited Pro Forma 2015 Period. Broadband revenues represented 2.1%, 1.6% and 0.8% of our combined revenues for the year ended December 31, 2017, the year ended December 31, 2016 and the Unaudited Pro Forma 2015 Period, respectively.

Our results of operations are affected by overall macroeconomic conditions in the countries in which we operate. Venezuela is currently in the midst of a severe economic and political crisis, characterized by exchange rate instability, currency devaluation, inflation, economic contraction and increased unemployment. Brazil and Argentina have also recently experienced periods of challenging economic conditions. A number of our other markets, including Chile, Colombia and Peru, have experienced lesser degrees of exchange rate instability and economic slowdown in recent years. These factors have significantly impacted our operating results and will continue to do so. See “Risk Factors” and “—Qualitative and Quantitative Disclosures About Market Risk” for further information.

We expect that growth in our total subscribers will continue to be driven primarily by an increase in prepaid subscribers due to the significant underpenetration of pay-TV in underserved areas and the growing middle class demographic in the Region. Although we have experienced pressure on postpaid subscriber growth due to recent economic challenges in the Region, which we expect to continue in the short-term, we believe longer term growth opportunities exist in postpaid subscribers due to the general underpenetration of pay-TV in the Region, particularly with respect to that portion of the population currently underserved by our competitors. However, we expect any such growth to be at a slower pace than growth in our prepaid offerings, due to higher competition in urban and densely populated areas which are generally well-serviced by cable providers. In addition, subscriber additions and churn are subject to seasonality, particularly with respect to prepaid customers, who often recharge their accounts around significant events such as the FIFA World Cup and Copa America soccer tournaments. We work to keep subscriber acquisition expenses for prepaid customers low in order that we may recoup these costs with minimal recharge activity.

We operate in an increasingly competitive environment, which may impact our ability to attract and retain customers. We compete against traditional telecommunications industry participants such as cable television operators, other DTH operators and other providers of broadband and telecommunication services with offerings including video, audio and interactive programming. Increasingly, we also face competition from OTT video streaming operators that deliver video programming over broadband Internet connections and pay-TV providers that have launched digital streaming services. See “Risk Factors—Risks Related to Our Business—We compete with other traditional telecommunications providers, some of whom have greater resources than we do, and levels of competition are increasing. Increased competition could result in higher postpaid subscriber churn, lower recharge rates from our prepaid subscribers, and increased subscriber acquisition and upgrade and retention costs, which could adversely affect our business” and “Business—Our Competition”.

On January 1, 2017, we changed how we calculate prepaid subscribers across the Region and postpaid subscribers in Brazil. With respect to our prepaid subscribers, this change resulted in a one-time upward adjustment of 1,029,000 subscribers as of January 1, 2017, and, with respect to our postpaid subscribers in Brazil, this change resulted in a one-time upward adjustment of 103,000 subscribers as of January 1, 2017. For our prepaid business, beginning in 2017, we count subscribers as “active” if, at the end of the relevant period, they received our service during any of the trailing 60 days. For the periods prior to January 1, 2017, we counted prepaid subscribers as “active” if they received our service on the last day of the applicable period. In Brazil, this change was a result of our adjusting our disconnection policy for non-paying subscribers from 50 to 90 days to align with industry practices. Without giving effect to the adjustments described above, our underlying total subscribers increased in the Region by 0.3% for the year ended December 31, 2017 compared to the year ended December 31, 2016, including an increase in our underlying prepaid subscriber base of 10.0% partially offset by a 4.7% decline in our underlying postpaid subscribers, primarily attributable to ongoing economic challenges in Brazil.

Our programming costs are the largest component of our operating expenses. These costs have increased, and we expect them to continue to increase as the business continues to grow, including as a result of contractual rate increases, some of which are tied to inflation. We expect that programming costs will also increase as we continue to acquire new premium content, such as new channels and special events, including our acquired rights to the 2018 FIFA World Cup. Subscriber acquisition expenses are also a significant portion of our operating expenses and consist of commissions we pay to retailers and dealers, advertising, marketing and customer care center expenses associated with the acquisition of new customers. With respect to our postpaid subscribers, for which we maintain ownership of the customer premises equipment (including set-top boxes and other equipment), we capitalize the cost of such equipment together with the cost of installation. With respect to our prepaid subscribers, subscriber acquisition expenses also include the cost of set-top boxes and other equipment, which is fully expensed at the time of sale. Accordingly, as the number of prepaid gross additions increases relative to postpaid gross additions, we expect that subscriber acquisition expenses will increase proportionally, which will have a negative effect on our EBITDA margins. However, from a cash flow perspective, we should see an offsetting reduction in capital expenditures.

We seek to offset inflation-based increases in programming and other costs by passing them on to subscribers in the form of rate increases. We expect our EBITDA margins to be negatively impacted to the extent that we are not able to pass on 100% of these increases due to competitive pressures, among other things. In addition, we are required to obtain regulatory approval for price increases for our pay-TV services in certain countries in the Region, and we are not always able to obtain the amount of price change we seek or to obtain approval for rate increases in a timely manner.

Our financial statements are presented in U.S. dollars, but our operations outside of the United States account for substantially all of our revenues. Currency variations between the U.S. dollar and the currencies of our subsidiaries affect our results of operations as reported in U.S. dollars. In managing the business, we measure the performance of our specific country operations in local currency. In order to limit our exposure to foreign currency fluctuations, we generally operate in local currencies and seek to match the currency of our obligations with the functional currency of the operations supporting those obligations. For example, approximately 88% of our programming costs, our largest expense category, and approximately 92% of our total operating costs are denominated in local currencies or have adjustment mechanisms tied to movements in local currency foreign exchange rates versus the U.S. dollar.

We believe EBITDA to be a relevant and useful measurement to our investors as it is part of internal management reporting and planning processes and is an important metric that management uses to evaluate operating performance. We remain focused on EBITDA margin expansion and cash flow generation, which we track through FCF. Since the Acquisition, we have made significant progress in improving our free cash flow by executing several initiatives, including:

•	Prioritizing the addition of higher quality subscribers over aggregate subscriber count;

•	Simplifying our organizational structure and reducing management layers;

•	Renegotiating supplier contracts to better leverage our pan-Regional scale, driving more of our operating costs into local currency;

•	Redesigning our set-top boxes, including a reduction in expected development costs, to reduce the average cost of our set-top boxes by 34% in 2017 compared to 2016;

•	Focusing our investments on higher return projects and reducing investments in non-core products;

•	Standardizing and expanding the availability of our prepaid offerings across the Region; and

•	Further digitizing the customer experience to focus on self-help and automation, which reduces call volumes to our customer care centers while simultaneously improving overall customer satisfaction.

We also recently completed an investment cycle, investing approximately $1,000 in our infrastructure modernization since 2011, to upgrade our satellite fleet and broadcast centers and create additional backup capabilities. The improved operational capabilities provided by this investment have allowed us to (i) enhance our competitive position by increasing our channel capacity for HD and future 4K and 8K offerings, (ii) standardize customer premises equipment across the Region and achieve higher volume on a lower number of customer premises equipment models, (iii) lower our per-transponder/per-channel satellite costs and (iv) streamline our over-the-air service provisioning and reduce human intervention and related expenses.

We remain committed to our strategy to profitably grow our business across the Region in spite of challenging macroeconomic conditions. We are focused on delivering market-leading advanced services (which include HD, DVR and multi-room viewing) for a growing premium subscriber base and leveraging our scale to further penetrate and profitably serve the rapidly growing mass market. We also intend to continue to improve our productivity, while further optimizing our cost structure.

Additional Significant Events Affecting the Comparability of Our Results of Operations

The factors that drive our financial performance differ in the various countries in the Region, including the competitive landscape, the regulatory environment and economic factors, among others. Accordingly, our results of operations in each period reflect a combination of these effects on our segments. For more information on factors that affect our business, see “Risk Factors” and “Business”.

Devaluation and Foreign Currency Exchange Controls

In certain countries in the Region, we are currently or have been subject to foreign currency exchange controls or limits on exchangeability of local currency into U.S. dollars that impact our business and our financial results.

Companies operating in Venezuela are required to obtain Venezuelan government approval to exchange Venezuelan Bolivars (“Bolivars”) into U.S. dollars and such approval has for several years been rarely granted to us. Consequently, our ability to pay U.S. dollar-denominated obligations and repatriate cash generated in Venezuela in excess of local operating requirements is limited, which has hindered our ability to import set-top boxes and other equipment, impacting the growth of our business in Venezuela. We have not been able to import any significant number of set-top boxes, antennas, cables, remote controls or other equipment in Venezuela since 2012. In addition, our inability to pay dividends or repatriate cash by other means has resulted in increases in cash balances held in Venezuela, which can be subject to devaluation due to currency fluctuations.

In February 2015, the Venezuelan government created a new open market foreign exchange system, the Marginal Currency System (“SIMADI”), which was the third system in a three-tier exchange control mechanism. SIMADI was a floating market rate for the conversion of Bolivars to U.S. dollars based on supply and demand. The three-tier exchange rate mechanisms included the following: (i) the National Center of Foreign Commerce official rate of 6.3 Bolivars per U.S. dollar, which remained unchanged; (ii) the Sistema Complementario de Administración de Divisas (“SICAD-I”), which continued to hold periodic auctions for specific sectors of the economy; and (iii) the SIMADI, which started operating at an open rate of 170 Bolivars per U.S. dollar.

As a result of the change to the SIMADI exchange rate of 197.7 Bolivars per U.S. dollar at June 30, 2015 from the SICAD-I exchange rate of 12.8 Bolivars per U.S. dollar at June 30, 2015, we recorded a charge of $519 in “Venezuelan currency devaluation charge” in the Combined Statements of Operations during the period from January 1, 2015 through July 24, 2015. The significant change in exchange rates also required us to evaluate the recoverability of our fixed and intangible assets, resulting in an impairment charge of $423 for fixed assets and $110 related to intangible assets during this period.

During 2016, we recorded a pre-tax charge of $45 which was recorded in “Venezuelan currency devaluation charge” in the Combined Statements of Operations as a result of the change to the SIMADI exchange rate of 628 Bolivars per U.S. dollar at June 30, 2016 from the SIMADI exchange rate of approximately 197.7 Bolivars per U.S. dollar at December 31, 2015. We also recorded an asset impairment charge of $72 in the year ended December 31, 2016.

On March 9, 2016, the Central Bank of Venezuela issued Exchange Agreement No. 35, which changed the three-tiered official currency control system to a dual foreign exchange system. The preferential exchange rate, called “DIPRO”, had an official rate of 10 Bolivars to the U.S. dollar and replaced the official rate of 6.3 Bolivars per U.S. dollar. DIPRO was available for essential imports and transactions. All other transactions were subject to the SIMADI rate.

During the second quarter of 2017, the Venezuelan government established a new foreign currency system at the supplementary floating market exchange rate known as DICOM which replaced SIMADI.

The results of the first DICOM currency auction resulted in a devaluation of the Bolivar against the U.S. dollar, from an exchange rate of 728 Bolivars to the U.S. dollar to an exchange rate of 2,010 Bolivars to the U.S. dollar. For the year ended December 31, 2017, the DICOM exchange rate was 3,341 Bolivars per U.S. dollar. The devaluation of the Bolivar against the U.S. dollar resulted in a charge of $31 for the year ended December 31, 2017, which was recorded in “Venezuelan currency devaluation charge” in the Combined Statements of Operations.

At December 31, 2017, our Venezuelan subsidiary had Bolivar-denominated net monetary assets of $13, including cash of $19, based on the then-applicable DICOM exchange rate of 3,341 Bolivars per U.S. dollar. For the year ended December 31, 2017, our Venezuelan subsidiary generated revenues of approximately $99. The exchange rate used to report net monetary assets and operating results of our Venezuelan subsidiary is based on the results of periodic DICOM auctions, which is expected to result in fluctuations in reported amounts that could be material to the results of operations in Venezuela in future periods and could materially affect the comparability of results for our Venezuelan subsidiary between periods. The comparability of our results of operations and financial position in Venezuela will also be affected in the event of additional changes to the currency exchange rate system or further devaluations of the Bolivar or if we determine in the future that a rate other than the DICOM rate is appropriate for the remeasurement of our Bolivar-denominated net monetary assets.

In February 2018, the Central Bank of Venezuela announced a devaluation of its official exchange rate with the launch of a new foreign exchange platform. The first auction of the Central Bank’s new DICOM system yielded an exchange rate of approximately 25,000 Bolivars per U.S. dollar, which represents a devaluation of 86.6% from the previous DICOM rate of 3,341 and a devaluation of 99.6% from the subsidized rate of 10 Bolivars per U.S. dollar, which was eliminated in the prior month. The devaluation of the Bolivar against the U.S. dollar resulted in a remeasurement loss of $25 on our Bolivar-denominated net monetary assets in 2018.

As a result of the significant devaluation of the Venezuelan currency, revenues associated with Venezuela have declined significantly as a percentage of our total revenues. Revenues associated with Venezuela were approximately $99, $60 and $600 for the year ended December 31, 2017, the year ended December 31, 2016 and the Unaudited Pro Forma 2015 Period, respectively, which represented approximately 1.8%, 1.2% and 10.1% of our total revenues for these periods. For the Successor 2015 Period and the Predecessor 2015 Period, revenues associated with Venezuela were approximately $100 and $507, respectively, which represented approximately 4.5% and 13.7%, respectively, of our total revenues for such periods.

In Argentina, from October 2011 through December 2015, the Central Bank of Argentina imposed a series of foreign exchange and capital controls which effectively limited the convertibility of the Argentine Peso into U.S. dollars and caused the official exchange rate for the Argentine Peso to differ significantly from the parallel foreign exchange market that also operated under very limited circumstances in that country. When Argentina’s government lifted all significant exchange market controls in December 2015, the value of the Argentine Peso decreased from 9.80 Argentine Pesos per U.S. dollar on December 15, 2015 to 12.93 Argentine Pesos per U.S. dollar on December 31, 2015. As of December 31, 2017, the exchange rate was 18.61 Argentine Pesos per U.S. dollar.

AT&T Acquisition of DIRECTV

On July 24, 2015, AT&T acquired 100% of the outstanding shares of capital stock of DIRECTV, which included all of the operations of DIRECTV in the Region. Accordingly, the accompanying Combined Financial Statements presented elsewhere in this prospectus include the period from January 1, 2015 through July 24, 2015 (the “Predecessor 2015 Period”) and the period from July 25, 2015 through December 31, 2015 (the “Successor 2015 Period”), with the periods prior to the Acquisition being labeled as Predecessor and the periods subsequent to the Acquisition labeled as Successor. The Combined Financial Statements of the Successor reflect the application of purchase accounting in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 805, Business Combinations (“ASC 805”).

We have prepared unaudited pro forma supplemental financial information for the pro forma year ended December 31, 2015, which gives effect to the Acquisition as if it had occurred on January 1, 2015 (the “Unaudited Pro Forma 2015 Period”). The Unaudited Pro Forma 2015 Period discussed herein has been prepared in a manner consistent with the requirements of Article 11 of Regulation S-X, and does not purport to represent what our actual combined results of operations would have been had the Acquisition actually occurred on January 1, 2015, nor is it necessarily indicative of future combined results of operations. The Unaudited Pro Forma 2015 Period is being discussed herein for informational purposes only and does not reflect any operating efficiencies or potential cost savings that may result from the consolidation of operations.

In preparing the Unaudited Pro Forma 2015 Period, we combined the Predecessor 2015 Period and the Successor 2015 Period and adjusted the historical results within these periods to give effect to pro forma events that are (i) directly attributable to the Acquisition, (ii) factually supportable and (iii) expected to have a continuing impact on the combined financial results. The pro forma adjustments made to give effect to the Acquisition, as if it had occurred on January 1, 2015, are summarized in the table below:

Pro Forma Statement of Operations

	(Successor)	(Predecessor)
	Period from July 25 through December 31, 2015	Period from January 1 through July 24, 2015	Pro forma adjustments for the Acquisition	Note		Unaudited Pro Forma 2015 Period
	(U.S. dollars in millions)
Revenues	$2,228	$3,709	$(24)	(a	)	$5,913
Operating Expenses
Costs of services and sales (exclusive of depreciation and amortization expense shown separately below)
Programming, broadcast operations and other expenses	861	1,503	—			2,364
Subscriber service expenses	261	443	—			704
Selling, general and administrative expenses (exclusive of depreciation and amortization expense shown separately below)
Subscriber acquisition, upgrade and retention expenses	319	546	—			865
General and administrative expenses	399	418	—			817
Venezuelan currency devaluation charge	—	519	—			519
Impairment of fixed and intangible assets	—	533	—			533
Depreciation and amortization expense	543	613	154	(b	)	1,310

Total Operating Expenses	2,383	4,575	154			7,112

Operating Loss	(155)	(866)	(178)			(1,199)

	(Successor)	(Predecessor)
	Period from July 25 through December 31, 2015	Period from January 1 through July 24, 2015	Pro forma adjustments for the Acquisition	Note		Unaudited Pro Forma 2015 Period
	(U.S. dollars in millions)
Other Income (Expense)
Interest income	12	46	—			58
Interest expense	(42)	(35)	(20)	(c	)	(97)
Equity in net income (loss) of affiliates	12	(49)	—			(37)
Other income (expense)-net	(38)	(40)	—			(78)

Total other income (expense)	(56)	(78)	(20)			(154)

Loss Before Income Taxes	(211)	(944)	(198)			(1,353)
Income tax (benefit) expense	(20)	75	(69)	(d	)	(14)

Net Loss	(191)	(1,019)	(129)			(1,339)

Less: Net (Income) Loss Attributable to Noncontrolling Interest	6	(2)	—			4

Net Loss Attributable to DIRECTV Latin America	$(185)	$(1,021)	$(129)			$(1,335)

(a)	The Pro Forma Statement of Operations has been adjusted to reflect a decrease in revenue due to an adjustment to deferred revenue as a result of fair value accounting associated with the Acquisition. Certain revenues are deferred for accounting purposes but require minimal or no future incremental direct costs in order to be recognized.

(b)	The Pro Forma Statement of Operations has been adjusted to reflect an increase in depreciation and amortization expense due to the adjustment of our property and equipment and intangible assets to fair value as part of the pushdown of the purchase price from the Acquisition. See Note 3 of the Notes to the Combined Financial Statements.

(c)	The Pro Forma Statement of Operations has been adjusted to reflect an increase in interest expense related to the related party payable to parent of $1,129 that was recorded at the Acquisition. Interest was calculated using AT&T’s average intercompany lending rate at the time of the Acquisition of 3.25% per annum. See Note 11 of the Notes to the Combined Financial Statements.

(d)	The Pro Forma Statement of Operations has been adjusted to reflect the aggregate pro forma income tax effect of notes (a), (b) and (c) above, using a statutory rate of 35%. The aggregate pre-tax effect of these adjustments is reflected as “Loss before income taxes” on the Pro Forma Statement of Operations.

Corporate Separation Transaction

We currently operate as a wholly-owned subsidiary of AT&T. Our Combined Financial Statements included elsewhere in this prospectus, which are discussed below, reflect the historical position, results of operations and cash flows of the business that will be transferred to us from AT&T pursuant to the Separation, with the exception of operations in Puerto Rico, which will be retained by AT&T from and after the Separation, and which are reflected as held for sale in our Combined Financial Statements. The financial information, Combined Financial Statements and related Notes included in this prospectus, however, do not reflect what our balance sheet, results of operations and cash flows will be in the future or what our balance sheet, results of operations and cash flows would have been in the past had we been a public, stand-alone company during the periods presented. For a detailed description of the basis of presentation and an understanding of the limitations of the predictive value of the historical combined financial statements, see Note 1 of the Notes to the Combined Financial Statements.

In connection with this offering and the Separation, we and AT&T intend to enter into, or have entered into, certain agreements and to take, or have taken, certain actions to separate our business from AT&T and to provide a framework for our ongoing relationship with AT&T. See “Certain Relationships and Related Party Transactions—Separation Transactions—Relationship with AT&T and its Subsidiaries”.

AT&T and its affiliates, including DIRECTV, currently provide certain corporate services to us, and costs associated with these functions have been allocated to us. These allocations include costs related to corporate services, such as executive management, information technology, legal, finance and accounting, investor relations, human resources, risk management, tax, treasury, and other services, as well as share-based compensation expense attributable to our employees and an allocation of share-based compensation attributable to employees of AT&T and DIRECTV. The costs of such services have been allocated to us based on the most relevant allocation method to the service provided, primarily based on relative percentage of EBITDA or specific identification. The total amounts of these cost allocations were approximately $2 in 2017, $20 in 2016, $21 in the period from July 25 through December 31, 2015, and $14 in the period from January 1 through July 24, 2015. See Note 11 of the Notes to the Combined Financial Statements. The cost allocations for these functions are included in “General and administrative expenses” in the Combined Statements of Operations. The decrease in corporate cost allocations in the year ended December 31, 2017 compared to the year ended December 31, 2016 was attributable to AT&T cost efficiencies and specifically identified retention payments in prior years.

As a stand-alone public company, our total costs related to such support functions may differ from the costs that were historically allocated to us from AT&T. We will also incur additional costs as a stand-alone public company. We estimate that our annual general and administrative expense for these costs will be an aggregate of approximately $                to $                . In addition, as we transition away from the corporate services currently provided by AT&T, we believe that we may incur $                to $                of non-recurring transitional costs in both 2018 and 2019 to establish our own stand-alone corporate functions.

Key Business Measures

We track our results of operations and manage our business using the following key business measures, which include non-GAAP financial measures:

•	Revenues

•	EBITDA

•	Operating Income (Loss)

•	Capital Expenditures

•	FCF
•	Subscribers (Postpaid and Prepaid)

•	ARPU (Postpaid and Prepaid)

•	Postpaid Subscriber Churn

•	Net Subscriber Additions (Postpaid and Prepaid)

For a description of certain of these key business metrics, please see “—Key Terminology”. The non-GAAP financial measures listed above do not replace the presentation of the Company’s financial results in accordance with GAAP. Because all companies do not calculate non-GAAP financial measures in the same way, these measures as used by other companies may not be consistent with the way the Company calculates such measures. See “—Non-GAAP Financial Measures” for a description of the non-GAAP measures used in our business and a reconciliation to the equivalent GAAP measures.

The following tables set forth statistics for these key business metrics as well as the corresponding GAAP measures where applicable for the period from January 1, 2015 through July 24, 2015 (Predecessor), the period from July 25, 2015 through December 31, 2015 (Successor), the year ended December 31, 2016, the year ended December 31, 2017 and the Unaudited Pro Forma 2015 Period.

	Successor			Predecessor	Unaudited Pro Forma 2015 Period
	Year Ended December 31, 2017	Year Ended December 31, 2016	Period from July 25, 2015 through December 31, 2015	Period from January 1, 2015 through July 24, 2015
	(U.S. dollars in millions)
Revenues	$5,568	$5,023	$2,228	$3,709	$5,913
Brazil	2,827	2,661	1,065	1,760	2,823
South Region	1,951	1,638	776	1,032	1,797
North Region	674	589	321	826	1,136
EBITDA	$1,205	$918	$388	$(253)	$111
Brazil	679	593	240	402	640
South Region	506	418	185	277	451
North Region	(23)	(143)	(25)	(940)	(976)
Operating Income (Loss)	$48	$(264)	$(155)	$(866)	$(1,199)
Brazil	(81)	(131)	(77)	79	(165)
South Region	302	185	60	145	160
North Region	(138)	(283)	(93)	(1,054)	(1,118)
Capital Expenditures	$725	$762	$369	$776	N/A
Brazil	460	418	219	444	N/A
South Region	184	238	79	135	N/A
North Region	48	78	66	129	N/A
Net Cash Provided by Operating Activities	$1,361	$1,457	$240	$827	N/A
FCF (1)	$636	$695	$(129)	$51	N/A

*	The sum of the segment amounts presented above excludes eliminations, adjustments and other impacts necessary for reconciliation to the total combined Company amounts.

(1)	The years ended December 31, 2017 and December 31, 2016 include a $414 and $551 tax benefit, respectively, generated by the Company. These benefits were utilized by AT&T in its consolidated returns and such utilization was reflected as cash (used in) provided by financing activities.

	Successor			Predecessor	Unaudited Pro Forma 2015 Period
	Year ended December 31, 2017	Year ended December 31, 2016	Period from July 25, 2015 through December 31, 2015	Period from January 1, 2015 through July 24, 2015
Subscribers (as of the end of the period, in thousands) (1)	13,834	12,655	12,720	12,873	12,720
Postpaid	8,719	9,027	9,530	9,782	9,530
Prepaid	5,115	3,628	3,190	3,091	3,190
ARPU	$33.81	$33.03	$33.33	$43.06	$38.80
Postpaid	$45.86	$39.78	$38.12	$48.57	$43.96
Prepaid	$11.93	$14.55	$18.53	$25.02	$22.27
Postpaid subscriber churn %	2.2%	2.1%	2.2%	2.3%	2.3%
Net subscriber additions (in thousands)	47	(65)	(153)	401	248
Postpaid	(258)	(460)	(252)	106	(146)
Prepaid	305	395	99	295	394

(1)	On January 1, 2017, we changed how we calculate prepaid subscribers across the Region and postpaid subscribers in Brazil. With respect to our prepaid subscribers, this change resulted in a one-time upward adjustment of 1,029,000 subscribers as of January 1, 2017, and, with respect to our postpaid subscribers in Brazil, this change resulted in a one-time upward adjustment of 103,000 subscribers as of January 1, 2017. See “—Executive Overview and General Trends”.

In addition, the number of total subscribers by country is presented in the table below:

	December 31, 2017	December 31, 2016	December 31, 2015
	(as of the end of the period, in thousands)
Total Subscribers	13,834	12,655	12,720
Brazil	5,359	5,249	5,444
South Region	4,244	3,599	3,434
Argentina	2,951	2,612	2,519
Chile	712	578	529
Uruguay	231	188	169
Peru	350	221	217
North Region	4,026	3,607	3,633
Colombia	1,199	1,010	1,051
Ecuador	646	461	461
Venezuela	2,125	2,078	2,059
Caribbean	56	58	62
Puerto Rico (1)	205	200	209

(1)	Puerto Rico subscribers and operations are to be retained by AT&T from and after the Separation. Net assets of Puerto Rico are reflected as held for sale in our Combined Financial Statements. See Note 3 of the Notes to the Combined Financial Statements.

Key Terminology

Revenues. We earn revenues mostly from fees we charge subscribers for subscriptions to basic and premium channel programming, advanced receiver fees (which include HD, DVR and multi-room viewing), subscriptions to seasonal live sporting events and pay-per-view programming. We also earn revenues from subscribers who purchase set-top boxes from us, monthly fees we charge subscribers for multiple set-top boxes, and broadband and advertising services. Revenues are reported net of customer credits and discounts for promotions and retentions.

Programming, Broadcast Operations and Other Expenses. Programming expenses primarily include license fees for subscription service programming, pay-per-view programming, live sporting and other events. Broadcast operations expenses include broadcast center operating costs, orbital slot rental, conditional access management and costs of monitoring and maintaining our satellites and broadband infrastructure costs. Other expenses include continuing service fees, such as performance rights fees or revenue-based taxes, paid as incurred to third parties for active subscribers.

Subscriber Service Expenses. Subscriber service expenses include the costs of customer care, billing, remittance processing and service calls.

Subscriber Acquisition, Upgrade and Retention Expenses. Subscriber acquisition expenses include the cost of set-top boxes and other equipment sold to the customer, commissions we pay to retailers and dealers, advertising, marketing and customer care center expenses associated with the acquisition of new subscribers and other costs. Upgrade and retention expenses are associated with upgrade efforts for existing subscribers that we believe will result in lower churn. Our upgrade efforts include subscriber equipment upgrade programs for advanced set-top boxes and similar initiatives. Set-top boxes that continue to be owned by us while in use by our customers are capitalized in “Property and equipment-net” in the Combined Balance Sheets and depreciated over their useful lives. In most countries, where our postpaid customer agreements provide for the Company’s continued ownership of the entire DIRECTV or SKY Brasil system, we also capitalize the costs of the other customer premises equipment and related installation costs. The amounts we pay each period for the purchase of customer premises equipment are included in “Cash paid for property and equipment” in the Combined Statements of Cash Flows.

General and Administrative Expenses. General and administrative expenses include executive management and departmental costs for legal, administrative services, finance, marketing and information technology. These costs also include expenses for bad debt and other operating expenses, such as legal settlements, and gains or losses from the sale or disposal of fixed assets and allocated costs from AT&T.

Capital Expenditures. Capital expenditures include expenditures for (i) customer equipment, including set-top boxes and other ancillary equipment in cases where we retain ownership while in use by our customers, (ii) costs associated with our satellite fleet and content delivery infrastructure, (iii) costs associated with our broadband infrastructure and (iv) costs associated with the replacement or enhancement of non-content delivery assets, such as office equipment, buildings and vehicles.

Operating Income (Loss). Operating income (loss) refers to our “Revenues” less “Total operating expenses”.

Other Income (Expense)-Net. The main components of “Other income (expense)-net” are gains and losses realized and unrealized on foreign currency transactions.

EBITDA. EBITDA is defined as net income (loss) excluding interest income, interest expense, equity in net income (loss) of affiliates, other income (expense)-net, income tax (benefit) expense and depreciation and amortization expense. Our calculation of EBITDA, which may differ from similarly titled measures reported by other companies, excludes other income (expense)-net and equity in net income (loss) of affiliates, as these do not reflect the operating results of our subscriber base or operations that are under our control. See “—Non-GAAP Financial Measures” for a description of the non-GAAP measures used in our business and a reconciliation to the GAAP equivalent measures.

Adjusted EBITDA. Adjusted EBITDA is equal to EBITDA (as defined above), less charges related to the remeasurement of net monetary assets in Venezuela and the impairments of fixed and intangible assets. See “—Non-GAAP Financial Measures” for a description of the non-GAAP measures used in our business and a reconciliation to the GAAP equivalent measures.

EBITDA Margin. EBITDA margin is calculated as EBITDA divided by Revenues. See “—Non-GAAP Financial Measures” for a description of the non-GAAP measures used in our business and a reconciliation to the GAAP equivalent measures.

Adjusted EBITDA Margin. Adjusted EBITDA margin is calculated as Adjusted EBITDA divided by Revenues. See “—Non-GAAP Financial Measures” for a description of the non-GAAP measures used in our business and a reconciliation to the GAAP equivalent measures.

Free Cash Flow (FCF). FCF is defined as net cash provided by operating activities less capital expenditures. See “—Non-GAAP Financial Measures” for a description of the non-GAAP measures used in our business and a reconciliation to the GAAP equivalent measures.

Postpaid Average Monthly Revenue Per Subscriber (Postpaid ARPU). We calculate Postpaid ARPU by dividing average monthly revenues from our postpaid subscribers, net of customer credits and discounted promotions, for the period (i.e., total postpaid revenues during the period divided by the number of months in the period) by average postpaid subscribers for the period. We calculate average postpaid subscribers for the period by averaging the total postpaid subscribers for each month in the period and dividing the total by the number of months in the period.

Prepaid Average Monthly Revenue Per Subscriber (Prepaid ARPU). We calculate Prepaid ARPU by dividing average monthly revenues from our prepaid subscribers, net of customer credits and discounted promotions, for the period (i.e., total prepaid revenues during the period divided by the number of months in the period) by average prepaid subscribers for the period. We calculate average prepaid subscribers for the period by averaging the total number of prepaid subscribers for each month in the period and dividing the total by the number of months in the period.

Postpaid Subscriber Churn. Postpaid subscriber churn represents the number of postpaid subscribers whose service is disconnected, expressed as a percentage of the average total number of postpaid subscribers. We calculate postpaid subscriber churn by dividing the average monthly number of disconnected postpaid subscribers for the period (i.e., the total postpaid subscribers disconnected, net of reconnects, during the period divided by the number of months in the period) by average postpaid subscribers for the period.

Subscriber Count. The total number of subscribers as of the end of the period represents the sum of the total number of our postpaid and our prepaid subscribers. For our postpaid business, the total number of subscribers represents, as of the end of a relevant period, the total number of subscribers actively subscribing to our service, including subscribers who have suspended their accounts for a particular season of the year because they are temporarily away from their primary residence, subscribers who are in the process of relocating and commercial equivalent viewing units. For our prepaid business, beginning in 2017, we count subscribers as “active” if, at the end of the relevant period, they received our service during any of the trailing 60 days. For the periods prior to January 1, 2017, we counted prepaid subscribers as “active” if they received our service on the last day of the applicable period. In Brazil, we adjusted our disconnection policy for non-paying subscribers from 50 to 90 days, as of January 1, 2017 to align with industry practices, which resulted in a change in how we count postpaid subscribers. Prior periods have not been restated to conform to these changes in methodology.

Postpaid Net Subscriber Additions. Postpaid net subscriber additions refers to the number of new postpaid subscribers in a certain period, less the number of disconnected postpaid subscribers for the period, net of reconnects for the period, excluding subscriber migrations between prepaid and postpaid.

Prepaid Net Subscriber Additions. Prepaid net subscriber additions refers to the number of new prepaid subscribers in a certain period, less the number of existing subscribers who disconnected in the period, net of reconnects for the period, excluding subscriber migrations between prepaid and postpaid.

Constant Currency. Constant currency is calculated by using average foreign currency rates from the comparable, prior-year period, and is used to present revenues or the applicable expense item in a manner that enhances comparison. See “—Non-GAAP Financial Measures” for a description of the non-GAAP measures used in our business.

Basis of Presentation

Our historical combined financial statements, which are discussed below, are prepared on a stand-alone basis in accordance with U.S. GAAP and are derived from DIRECTV’s and AT&T’s financial statements and accounting records using the historical results of operations and assets and liabilities attributed to our operations, and include allocations of expenses from DIRECTV and AT&T. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying Notes to the Combined Financial Statements, including estimates of probable losses and expenses.

All significant intercompany transactions are eliminated in the consolidation process. Investments in less than majority-owned subsidiaries and partnerships where we have significant influence are accounted for under the equity method. Earnings from certain investments accounted for using the equity method are included for periods ended within up to one quarter of our period end. We also record our proportionate share of our equity method investees’ other comprehensive income (“OCI”) items, including cumulative translation adjustments.

The information in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations” reflects the combined financial results of the entities expected to be owned by the Company at the completion of this offering and their subsidiaries, with the exception of operations in Puerto Rico which are to be retained by AT&T from and after the Separation, and which are reflected as held for sale in our Combined Financial Statements.

Due to these items and other changes, the historical financial information included in this prospectus is not necessarily indicative of our balance sheet, results of operations and cash flows in the future or what our balance sheet, results of operations and cash flows would have been had we been a stand-alone public company during the periods presented.

Our financial statements are presented in U.S. dollars, but our operations outside of the United States account for substantially all of our revenues. Currency variations between the U.S. dollar and the currencies of our subsidiaries, especially the Brazilian Real, the Argentine Peso, the Colombian Peso and the Bolivar, affect our results of operations as reported in U.S. dollars. In the following discussion regarding our operating results, we discuss certain of the changes in the different components of our revenues and expenses between periods and, in some cases, we include an explanation of those changes assuming constant exchange rates (using the same exchange rates to translate the local-currency results of our non-U.S. operations for both periods). To arrive at constant currency, we applied the average foreign exchange rates for the twelve-month period ended December 31, 2016 to amounts for the twelve-month period ended December 31, 2017, and the average foreign exchange rates for the twelve-month period ended December 31, 2015 to amounts for the twelve-month period ended December 31, 2016. We have excluded the impact of Venezuela from the constant currency presentation as it is considered a hyperinflationary country. We believe that this additional information helps investors better understand the performance of our operations. For a summary of foreign exchange rates associated with our primary operating countries as of December 31, 2015, December 31, 2016 and December 31, 2017, see “—Qualitative and Quantitative Disclosures About Market Risk—Foreign Currency Risk”.

Results of Operations for the Year Ended December 31, 2017 Compared to the Year Ended December 31, 2016

The results of operations discussion below focuses on the comparison of the year ended December 31, 2017 to the year ended December 31, 2016.

The following table provides our combined operating results:

	Successor		% Change	Constant Currency % Change excluding Venezuela
Combined Statements of Operations	Year Ended December 31, 2017	Year Ended December 31, 2016	2017 to 2016	2017 to 2016
	(U.S. dollars in millions)
Revenues	$5,568	$5,023	10.9%	8.5%
Operating Expenses
Cost of services and sales (exclusive of depreciation and amortization expense shown separately below)
Programming, broadcast operations and other expenses	2,333	2,208	5.7%	4.4%
Subscriber service expenses	595	561	6.1%	4.2%
Selling, general and administrative expenses (exclusive of depreciation and amortization expense shown separately below)
Subscriber acquisition, upgrade and retention expenses	780	685	13.9%	13.0%
General and administrative expenses	615	534	15.2%	(6.7%)
Venezuelan currency devaluation charge (1)	31	45	(31.1)%	N/A
Impairment of fixed and intangible assets (2)	9	72	(87.5)%	N/A
Depreciation and amortization expense	1,157	1,182	(2.1)%	(6.7)%

Total Operating Expenses	5,520	5,287	4.4%	1.9%

Operating Income (Loss)	48	(264)	118.2%	217.5%

Other Income (Expense)
Interest income	49	14	250.0%	—
Interest expense	(126)	(94)	34.0%	—
Equity in net income of affiliates	20	23	(13.0)%	—
Other income (expense)-net	6	5	20.0%	—

Total other income (expenses)	(51)	(52)	1.9%

Loss Before Income Taxes	(3)	(316)	99.1%	—
Income tax (benefit) expense	(225)	40	(662.5)%	—

Net Income (Loss)	222	(356)	162.4%	—

Less: Net (Income) Loss Attributable to Noncontrolling Interest	(9)	8	(212.5)%	—

Net Income (Loss) Attributable to DIRECTV Latin America	$213	$(348)	161.2%	—

EBITDA (3)	$1,205	$918	31.3%	23.7%
EBITDA margin	21.6%	18.3%
Adjusted EBITDA	$1,245	$1,035	20.3%	24.5%
Adjusted EBITDA margin	22.4%	20.6%
Capital expenditures	$725	$762	(4.9)%	—

(1)	In the year ended December 31, 2016, we recorded a charge of $45 as a result of the change to the SIMADI exchange rate and subsequent devaluations. During the year ended December 31, 2017, we recorded a charge of $31 as a result of the change to the DICOM exchange rate. See Note 12 of the Notes to the Combined Financial Statements.

(2)	In the year ended December 31, 2016, we recorded an impairment charge of $72 related to Venezuelan fixed and intangible assets. In the year ended December 31, 2017, we recorded an impairment charge of $9 related to Peruvian fixed and intangible assets. See Notes 4 and 5 of the Notes to the Combined Financial Statements.

(3)	EBITDA includes a Venezuelan currency devaluation charge of $31 for the year ended December 31, 2017 and $45 for the year ended December 31, 2016. For the year ended December 31, 2017, an impairment of fixed and intangible assets of $9 was recognized in Peru. For the year ended December 31, 2016, an impairment of fixed and intangible assets of $72 was recognized in Venezuela.

Revenues. Revenues were $5,568 in the year ended December 31, 2017 and $5,023 in the year ended December 31, 2016.

The increase in revenues in the year ended December 31, 2017 compared to the year ended December 31, 2016 was primarily due to price increases on our programming packages, a higher subscriber base and the impact of changes in foreign exchange rates. On a constant currency basis, excluding Venezuela, revenue increased by 8.5% from the year ended December 31, 2016 to the year ended December 31, 2017 due to higher revenues in the South Region and North Region which increased 28.7% and 6.3%, respectively. The increase in the South Region’s and North Region’s revenues year-over-year on a constant currency basis, excluding Venezuela, was due to price increases on programming packages and advanced products, such as HD set-top boxes and DVR, and also from a larger subscriber base in the South Region and North Region. Revenue on a constant currency basis declined year-over-year by 2.3% in Brazil in 2017 due to a lower postpaid subscriber base.

Programming, broadcast operations and other expenses. Programming, broadcast operations and other expenses were $2,333 in the year ended December 31, 2017 and $2,208 in the year ended December 31, 2016.

The 5.7% increase in programming, broadcast operations and other expenses in the year ended December 31, 2017 compared to the year ended December 31, 2016 was attributed to rate increases and movements in foreign currency exchange rates. On a constant currency basis, excluding Venezuela, programming, broadcast operations and other expenses increased 4.4% in the year ended December 31, 2017 compared to the year ended December 31, 2016 due to increases in programming expense in the South Region which represents the majority of the total increase in programming, broadcast operations and other expenses on a constant currency basis. In Brazil, programming, broadcast operations and other expenses decreased 2.0% on a constant currency basis driven by a lowering in the base on which revenue taxes are required to be paid in Brazil.

Subscriber service expenses. Subscriber service expenses were $595 in the year ended December 31, 2017 and $561 in the year ended December 31, 2016.

The 6.1% increase in subscriber service expenses in the year ended December 31, 2017 compared to the year ended December 31, 2016 is attributed to movement in foreign currency exchange rates and an increase in labor costs. On a constant currency basis, excluding Venezuela, subscriber service expenses increased by 4.2% from the year ended December 31, 2016 to the year ended December 31, 2017 mainly due to annual wage increases, largely linked to inflation, mainly in the South Region, which increased by approximately 30.0%.

Subscriber acquisition, upgrade and retention expenses. Subscriber acquisition, upgrade and retention expenses were $780 in the year ended December 31, 2017 and $685 in the year ended December 31, 2016.

The 13.9% increase in subscriber acquisition, upgrade and retention expenses in the year ended December 31, 2017 compared to the year ended December 31, 2016 is primarily related to changes in foreign currency together with higher commission costs. On a constant currency basis, excluding Venezuela subscriber acquisition, upgrade and retention expenses increased by 13.0% from the year ended December 31, 2016 to the year ended December 31, 2017 due to higher subscriber acquisition costs in the South Region due to inflationary increases of sales commission and higher subscriber acquisition expenses in Colombia.

General and administrative expenses. General and administrative expenses were $615 in the year ended December 31, 2017 and $534 in the year ended December 31, 2016.

The 15.2% increase in general and administrative expenses in the year ended December 31, 2017 was related to movements in foreign currency exchange rates. On a constant currency basis, excluding Venezuela, general and administrative expenses decreased by 6.7% from the year end ended December 31, 2016 to the year ended December 31, 2017 mainly due to the reversal of a $78 legal contingency related to an ongoing tax litigation matter in Brazil, which contributed to a 15.0% reduction in general and administrative expenses, partially offset by higher general and administrative expenses in the South Region.

Venezuelan currency devaluation charge. Venezuelan currency devaluation charge was $31 in the year ended December 31, 2017 and $45 in the year ended December 31, 2016, which reflects continued weakness in the Bolivar against the U.S. dollar. See “—Additional Significant Events Affecting the Comparability of Our Results of Operations—Devaluation and Foreign Currency Exchange Controls”.

Impairment of fixed and intangible assets. Impairment of fixed and intangible assets was $9 in the year ended December 31, 2017 and $72 in the year ended December 31, 2016.

The 2017 impairment charge pertains to certain fixed and intangible assets in connection with the expected sale of our broadband business in Peru. The 2016 impairment charge related to Venezuelan fixed assets.

Depreciation and amortization expense. Depreciation and amortization expense was $1,157 in the year ended December 31, 2017 and $1,182 in the year ended December 31, 2016.

The decrease of 2.1% in depreciation and amortization expense in the year ended December 31, 2017 compared to the year ended December 31, 2016 was due to lower intangible assets amortization partially offset by changes in exchange rates. On a constant currency basis, excluding Venezuela, depreciation and amortization expense decreased by 6.7% in the year ended December 31, 2016 compared to the year ended December 31, 2017, mainly due to declining amortization expense as a result of the application of the sum-of-the-months-digits method of amortization for certain intangible assets established at the time of the Acquisition.

Operating income (loss). Operating income (loss) was $48 in the year ended December 31, 2017 and $(264) in the year ended December 31, 2016.

The increase in operating income in the year ended December 31, 2017 compared to the year ended December 31, 2016 was primarily due to higher revenue, as well as lower fixed and intangible asset impairment charges which decreased 87.5% together with lower remeasurement loss on our Venezuela subsidiary’s net monetary assets. On a constant currency basis, excluding Venezuela, total operating income for the year ended December 31, 2017 improved by 217.5% from the year ended December 31, 2016 due to higher revenue and the reversal of a $78 legal contingency related to an ongoing tax litigation matter in Brazil.

Interest income. Interest income was $49 in the year ended December 31, 2017 and $14 in the year ended December 31, 2016.

The increase in the year ended December 31, 2017 compared to the year ended December 31, 2016 is attributable to $29 of interest income associated with the reversal of a $78 legal contingency related to an ongoing tax litigation matter in Brazil.

Interest expense. Interest expense was $126 in the year ended December 31, 2017 and $94 in the year ended December 31, 2016.

Interest expense increased by 34% in the year ended December 31, 2017 compared to the year ended December 31, 2016 primarily due to higher interest on related party payables and related party note payable which increased from $62 in 2016 to $73 in 2017 due to higher payable balances. See Note 7 and Note 11 of the Notes to the Combined Financial Statements. The year over year interest expense also increased by $9 due to interest accrued on a legal contingency reserve related to an ongoing tax litigation matter in Brazil.

Equity in net income of affiliates. Equity in net income of affiliates was $20 in the year ended December 31, 2017 and $23 in the year ended December 31, 2016.

The decrease in equity in net income of affiliates in the year ended December 31, 2017 compared to the year ended December 31, 2016 is due to the lower equity in earnings of WIN Sports which were $1 in the year ended December 31, 2017 compared to $12 in the year ended December 31, 2016 as prior year amounts included nonrecurring tax benefits recorded in the financial statements of WIN Sports. This decrease was partially offset by higher equity earning in Torneos which increased 73% from $11 in 2016 to $19 in 2017 due to improved operating performance.

Other income (expense)-net. Other income (expense)-net was $6 in the year ended December 31, 2017 and $5 in the year ended December 31, 2016. The increase in the year ended December 31, 2017 compared to the year ended December 31, 2016 was mainly comprised of net foreign currency transaction losses.

Income tax (benefit) expense. Income tax (benefit) expense was $(225) in the year ended December 31, 2017 and $40 in the year ended December 31, 2016. The effective tax rate was 7,500% in the year ended December 31, 2017 and (12.7)% in the year ended December 31, 2016.

In 2017, our effective tax rate includes benefits resulting from internal restructuring of our legal entities in Brazil and Venezuela partially offset by the estimated impact of the enactment of the Tax Act. The Tax Act reduces the U.S. federal corporate tax rate from 35% to 21% and requires companies to pay a one-time transaction tax on earnings of certain foreign subsidiaries that were previously tax deferred. See Note 8 of the Notes to the Combined Financial Statements.

Net (Income) loss attributable to noncontrolling interest. Net (income) loss attributable to noncontrolling interest was $(9) in the year ended December 31, 2017 and $8 in the year ended December 31, 2016.

The increase in net (income) loss attributable to noncontrolling interest in the year ended December 31, 2017 compared to the year ended December 31, 2016 is due to higher profits in Brazil primarily due to income tax benefits.

Segment Results

We have three reportable segments: (i) Brazil, which distributes our offerings in Brazil under the SKY brand; (ii) South Region, which distributes our offerings in Argentina, Chile, Peru and Uruguay under the DIRECTV brand; and (iii) North Region, which distributes our offerings in Barbados, Colombia, Curaçao, Ecuador, Trinidad and Tobago and Venezuela also under the DIRECTV brand. Our segments are strategic business units that offer digital entertainment services in different geographies in the Region using satellite technology, as well as fixed wireless broadband service in certain countries in the Region, and are managed accordingly. Our customer base primarily consists of residential customers.

Our segment results presented below and in Note 2 of the Notes to the Combined Financial Statements follow the structure used for internal management reporting, and we evaluate the performance of our segments based upon EBITDA. Each segment’s percentage calculation of total segment revenue and operating income (loss) is derived from our segment results table in Note 2 of the Notes to the Combined Financial Statements, and may total more than 100% due to losses in one or more segments. We believe EBITDA to be a relevant and useful measurement to our investors as it is part of internal management reporting and planning processes and is an important metric that management uses to evaluate operating performance. EBITDA does not give effect to cash used for debt service requirements and thus does not reflect available funds for distributions, reinvestment or other discretionary uses. We also believe EBITDA margin is a useful performance measure of our business segments.

Year Ended December 31, 2017 Compared with the Year Ended December 31, 2016

Brazil

The following table provides operating results and a summary of key subscriber data for the Brazil segment.

	Successor		% Change	Constant Currency % Change
	Year Ended December 31, 2017	Year Ended December 31, 2016	2017 to 2016	2017 to 2016
	(U.S. dollars in millions, except per subscriber amounts)
Revenues	$2,827	$2,661	6.2%	(2.3)%
EBITDA	$679	$593	14.5%	4.4%
EBITDA margin	24.0%	22.3%
Operating loss	$(81)	$(131)	38.2%	39.4%

Other data
Subscribers (as of the end of the period, in thousands)	5,359	5,249	2.1%	—
Postpaid	4,033	4,363	(7.6)%	—
Prepaid	1,326	886	49.7%	—
ARPU	$43.35	$41.53	4.4%	(4.0)%
Postpaid	$53.69	$46.39	15.7%	6.4%
Prepaid	$8.74	$10.26	(14.8)%	(21.7)%
Postpaid subscriber churn %	3.3%	3.0%	—	—
Net subscriber additions (in thousands)	(191)	(195)	2.1%	—
Postpaid	(281)	(482)	41.7%	—
Prepaid	90	287	(68.6)%	—
Capital expenditures	$460	$418	10.0%	—

Subscribers. Total subscribers increased 2.1% to 5,359,000 at December 31, 2017 from 5,249,000 at December 31, 2016 due to changes in our subscriber policies resulting in a one-time upward adjustment of 197,000 prepaid subscribers and 103,000 postpaid subscribers. For our prepaid subscribers, beginning in 2017, we count subscribers as “active” if, at the end of the relevant period, they received our service during any of the trailing 60 days. For periods prior to January 1, 2017, we counted prepaid subscribers as “active” if they received our service on the last day of the applicable period. The adjustment to postpaid subscribers was a result of adjusting our disconnection policy for non-paying subscribers from 50 to 90 days to align with industry practice.

Excluding the impact of these adjustments to our beginning subscriber base, net subscriber losses decreased slightly to 191,000 in the year ended December 31, 2017 from 195,000 in the prior year driven by lower postpaid subscriber losses. The lower postpaid net subscriber losses of 281,000 in the year ended December 31, 2017 compared to 482,000 in the prior year were attributable to higher gross postpaid subscriber additions which increased 14.5% year over year due to the launch of 78 new channels and the introduction of flexible payment terms for upfront connection fees. The increase in gross postpaid additions during 2017 was partly offset by higher postpaid churn which increased 26 basis points due to ongoing economic challenges. Prepaid net subscriber additions were 90,000 in the year ended December 31, 2017 compared to 287,000 in the year ended December 31, 2016 due to lower reconnection rates due in part to the impacts of two programming disputes in 2017 which led to the temporary loss of channels.

During the year ended December 31, 2017, there were 153,000 subscriber migrations from postpaid to prepaid as postpaid customer facing the risk of involuntary cancellation opted for prepaid service that better suited their individual economic circumstances.

Revenues. Revenues were $2,827 in the year ended December 31, 2017 and $2,661 in the year ended December 31, 2016.

The 6.2% increase in revenues for the year ended December 31, 2017 compared to the year ended December 31, 2016 was entirely due to strengthening of the Brazilian Real versus the U.S. dollar. On a constant currency basis, revenues for the year ended December 31, 2017 decreased 2.3% compared to the prior year due to lower ARPU partially offset by higher average subscriber base.

ARPU. ARPU was $43.35 in the year ended December 31, 2017 versus $41.53 during the year ended December 31, 2016 due to the strengthening of the Brazilian Real versus the U.S. dollar. In constant currency terms, postpaid ARPU increased 6.4% in 2017 compared to 2016 due to price increases on our programming packages. In 2017, prepaid ARPU decreased 21.7% on a constant currency basis compared to the year ended December 31, 2016 due to the base adjustment of prepaid subscribers noted above, together with greater demand for shorter duration recharge packages in light of economic conditions. Excluding the impact of the change in the prepaid subscriber count, prepaid ARPU in constant currency increased 4.9%.

EBITDA. EBITDA and EBITDA margin were $679 and 24.0%, respectively, in the year ended December 31, 2017 and $593 and 22.3%, respectively, in the year ended December 31, 2016.

The 14.5% increase in EBITDA in the year ended December 31, 2017 compared to the year ended December 31, 2016 was due to lower revenue based taxes and also a strengthening of the Brazilian Real. On a constant currency basis, EBITDA increased by 4.4% in the year ended December 31, 2017 due to the reversal of a $78 legal contingency related to an ongoing tax litigation matter in Brazil which resulted in lower revenue-based taxes in 2017. These amounts were partially offset by lower revenues.

Operating loss. Operating loss was $(81) in the year ended December 31, 2017 and $(131) in the year ended December 31, 2016.

The improvement in operating loss in the year ended December 31, 2017 compared to the year ended December 31, 2016 was due to higher EBITDA partially offset by higher depreciation and amortization of $36. On a constant currency basis, operating loss improved by 39.4% in the year ended December 31, 2017 due to higher EBITDA discussed above and declining amortization expense resulting from the application of the sum-of-the-months-digits method of amortization for certain customer list intangible assets.

South Region

The following table provides operating results and a summary of key subscriber data for the South Region segment.

	Successor		% Change	Constant Currency % Change
	Year Ended December 31, 2017	Year Ended December 31, 2016	2017 to 2016	2017 to 2016
	(U.S. dollars in millions, except per subscriber amounts)
Revenues	$1,951	$1,638	19.1%	28.7%
EBITDA	$506	$418	21.1%	37.0%
EBITDA margin	25.9%	25.5%
Operating income	$302	$185	63.2%	94.0%

Other data
Subscribers (as of the end of the period, in thousands)	4,244	3,599	17.9%	—
Postpaid	2,572	2,543	1.1%	—
Prepaid	1,672	1,056	58.3%	—

ARPU	$39.23	$38.63	1.6%	9.7%
Postpaid	$51.59	$44.00	17.3%	26.4%
Prepaid	$18.90	$24.99	(24.4)%	(17.6)%
Postpaid subscriber churn %	1.5%	1.4%	—	—
Net subscriber additions (in thousands)	233	165	41.2%	—
Postpaid	29	36	(19.4)%	—
Prepaid	204	129	58.1%	—
Capital expenditures	$184	$238	(22.7)%	—

Subscribers. Total subscribers increased 17.9% to 4,244,000 at December 31, 2017 from 3,599,000 at December 31, 2016 due to a combination of the underlying business performance leading to a 6.5% increase in subscribers and a change in how we calculate prepaid subscribers, which increased the subscriber base in 2017 by 11.4%. On January 1, 2017, we changed how we calculate prepaid subscribers across the Region and this change resulted in a one-time upward adjustment of 412,000 subscribers as of January 1, 2017. For our prepaid business, beginning in 2017, we count subscribers as “active” if, at the end of the relevant period, they received our service during any of the trailing 60 days. For the periods prior to January 1, 2017, we counted prepaid subscribers as “active” if they received our service on the last day of the applicable period.

Excluding the impact of this adjustment, net subscriber additions increased to 233,000 in the year ended December 31, 2017 from 165,000 in the year ended December 31, 2016 mainly due to higher prepaid net subscriber additions which increased 58.1% to 204,000 in the year ended December 31, 2017 from 129,000 in the prior year. The increase in prepaid net subscriber additions was due to increased demand for the prepaid product in all countries but mostly in Peru and Chile, representing approximately 70.0% of the prepaid subscriber growth in 2017. Postpaid net subscriber additions were 29,000 in the year ended December 31, 2017 compared to 36,000 as a result of challenging economic conditions resulting in a six basis point increase in churn predominantly driven by increased churn in Argentina.

Revenues. Revenues were $1,951 in the year ended December 31, 2017 and $1,638 in the year ended December 31, 2016.

The 19.1% increase in revenues in the year ended December 31, 2017 compared to the year ended December 31, 2016 was due to organic revenue growth partially offset by unfavorable exchange rates. On a constant currency basis, revenues increased 28.7% in the year ended December 31, 2017 from the year ended December 31, 2016 due to an increase resulting from price increases implemented in an effort to keep up with inflation primarily in Argentina as well as a larger average subscriber base.

ARPU. ARPU was $39.23 in the year ended December 31, 2017 versus $38.63 during the year ended December 31, 2016. The increase in ARPU at December 31, 2017 compared to December 31, 2016 was due to price increases partially offset by unfavorable exchange rates as well as the impact of higher prepaid subscribers as a percentage of the total subscriber base. Postpaid ARPU increased 26.4% on a constant currency basis compared to the year ended December 31, 2016 due to price increases on programming packages, primarily in Argentina. In 2017, prepaid ARPU decreased 17.6% on a constant currency basis compared to the year ended December 31, 2016 due to the change in how we count prepaid subscribers resulting in an upward adjustment of 412,000 to the prepaid subscriber base. Excluding the impact of the change in prepaid subscriber count, prepaid ARPU in constant currency increased 23.9% due to price increases predominantly in Argentina.

EBITDA. EBITDA and EBITDA margin were $506 and 25.9%, respectively, in the year ended December 31, 2017 and $418 and 25.5%, respectively, in the year ended December 31, 2016.

EBITDA increased 21.1% in the year ended December 31, 2017 compared to the year ended December 31, 2016 due to higher revenue, partially offset by higher operating expenses and unfavorable exchange rates. On a constant currency basis, EBITDA increased 37.0% in the year ended December 31, 2017 from the year ended December 31, 2016, primarily driven by higher revenue partially offset by higher subscriber acquisition, upgrade and retention expenses which increased 40.0% due to the growth in prepaid subscribers and higher programming expenses which increased approximately 29.0% due to a larger subscriber base and annual contractual rate increases aligned to inflation.

Operating income. Operating income was $302 in the year ended December 31, 2017 and $185 in the year ended December 31, 2016.

The increase in operating income in the year ended December 31, 2017 compared to the year ended December 31, 2016 was mainly due to higher EBITDA discussed above and lower depreciation and amortization expense of $29, partially offset by a weakening of the Argentine Peso. On a constant currency basis, operating income for the year ended December 31, 2017 increased 94.0% from the year ended December 31, 2016, mainly due to the increase in EBITDA together with lower depreciation and declining amortization expense resulting from the application of the sum-of-the-months-digits method of amortization for certain customer list intangible assets.

North Region

The following table provides operating results and a summary of key subscriber data for the North Region segment.

	Successor		% Change	Constant Currency % Change excluding Venezuela
	Year Ended December 31, 2017	Year Ended December 31, 2016	2017 to 2016	2017 to 2016
	(U.S. dollars in millions, except per subscriber amounts)
Revenues	$674	$589	14.4%	6.3%
EBITDA	$(23)	$(143)	83.9%	(12.9)%
EBITDA margin	(3.4)%	(24.3)%
Operating loss	$(138)	$(283)	51.2%	26.8%

Other data
Subscribers (as of the end of the period, in thousands)	4,025	3,607	11.6%	—
Postpaid	1,953	1,969	(0.8)%	—
Prepaid	2,072	1,638	26.5%	—

ARPU	$13.97	$13.63	2.5%	(13.7)%
Postpaid	$20.18	$16.93	19.2%	8.3%
Prepaid	$8.10	$9.65	(16.1)%	(28.9)%
Postpaid subscriber churn %	0.9%	0.8%	—	—

Net subscriber additions (in thousands)	(1)	(26)	96.2%	—
Postpaid	(16)	(1)	N/M	—
Prepaid	15	(25)	160.0%	—
Capital expenditures	$48	$78	(38.5)%	—

Subscribers. Total subscribers increased 11.6% to 4,025,000 at December 31, 2017 compared to 3,607,000 at December 31, 2016 due to a change in 2017 in how we calculate prepaid subscribers across the Region, with this change resulting in a one-time upward adjustment of 420,000 subscribers as of January 1, 2017. For our prepaid business, beginning in 2017, we count subscribers as “active” if, at the end of the relevant period, they received our service during any of the trailing 60 days. For the periods prior to January 1, 2017, we counted prepaid subscribers as “active” if they received our service on the last day of the applicable period.

Excluding the impact of this adjustment, net subscriber loss was 1,000 in the year ended December 31, 2017, as compared to net subscriber loss of 26,000 in the year ended December 31, 2016, due to higher prepaid net subscriber additions offset by an increase in postpaid subscriber losses. Postpaid net subscriber additions decreased to a postpaid subscriber loss of 16,000 in the year ended December 31, 2017 compared to postpaid subscriber losses of 1,000 in the year ended December 31, 2016 mainly due to lower gross postpaid subscriber additions in Venezuela due to limitations on importing set-top receivers for new subscribers as well as higher postpaid churn across the North Region, which increased 7 basis points. Prepaid net subscriber additions increased to a prepaid net subscriber gain of 15,000 in the year ended December 31, 2017 compared to the year ended December 31, 2016 due to higher gross subscriber additions and higher recharges due to stronger demand for our prepaid product, primarily in Ecuador.

Revenues. Revenues were $674 in the year ended December 31, 2017 and $589 in the year ended December 31, 2016.

The 14.4% increase in revenues in the year ended December 31, 2017 compared to the year ended December 31, 2016 was due to the strengthening of the Colombian Peso together with price increases in most markets, particularly in Venezuela where price increases more than offset the impact of Bolivar devaluations resulting in 67% revenue growth year-over-year. On a constant currency basis, excluding Venezuela, revenues increased 6.3% for the year ended December 31, 2017 as compared to the year ended December 31, 2016 due to higher ARPU and higher average subscribers.

ARPU. ARPU was $13.97 in the year ended December 31, 2017 versus $13.63 during the year ended December 31, 2016. The increase in ARPU for the year ended December 31, 2017 compared to the year ended December 31, 2016 was due to hyperinflationary price increases in Venezuela partially offset by changes in exchange rates, particularly the Bolivar. On a constant currency basis, excluding Venezuela, postpaid ARPU increased 8.3%, in the year ended December 31, 2017 as compared to the year ended December 31, 2016 mainly due to price increases on our programming packages in Colombia and Ecuador. In 2017, prepaid ARPU decreased 28.9% on a constant currency basis, excluding Venezuela, compared to the prior year due to the change in how we count prepaid subscribers resulting in an upward adjustment of 420,000 to the prepaid subscriber base. Excluding the impact of the change in the prepaid subscriber count, prepaid ARPU in constant currency increased 37% due to price increases as well as higher prepaid subscriber growth in Ecuador, which has the highest prepaid ARPU in the North Region.

EBITDA. EBITDA and EBITDA margin were $(23) and (3.4)%, respectively, in the year ended December 31, 2017 and $(143) and (24.3)%, respectively, in the year ended December 31, 2016.

The increase in EBITDA in the year ended December 31, 2017 compared to the year ended December 31, 2016 was primarily the result of the devaluation in 2016 of the SIMADI exchange rate in Venezuela which led to the remeasurement loss of $45 on our net monetary assets and an associated $72 impairment change on fixed and intangible assets. This increase was partially offset by a remeasurement loss of $31 on our net monetary assets recorded in the year ended December 31, 2017 on the adoption of the DICOM exchange rate. On a constant currency basis, excluding Venezuela, EBITDA decreased by 12.9% for the year ended December 31, 2017 as compared to the 2016 due to higher subscriber acquisition cost in Colombia driven by the timing of recognition of prepaid equipment sales.

Operating loss. Operating loss was $(138) in the year ended December 31, 2017 and $(283) in the year ended December 31, 2016.

The decrease in operating loss in the year ended December 31, 2017 compared to the year ended December 31, 2016 was due to the Venezuela exchange rate impact in 2016 and associated $72 impairment charge on fixed and intangible assets together with lower depreciation and amortization. On a constant currency basis, excluding Venezuela, operating loss for the year ended December 31, 2017 improved by 26.8% as compared to the year ended December 31, 2016 due to lower amortization expense on customer list intangible assets and lower depreciation of set-top boxes in Colombia.

Results of Operations for the Year Ended December 31, 2016 Compared with the Successor 2015 Period, the Predecessor 2015 Period, and the Unaudited Pro Forma 2015 Period

The results of operations discussion below focuses on the comparison of the year ended December 31, 2016 to the Successor 2015 Period, the Predecessor 2015 Period and the Unaudited Pro Forma 2015 Period.

Amounts for the Unaudited Pro Forma 2015 Period give effect to the Acquisition and the transactions related thereto as if they were consummated on January 1, 2015. All results for the Unaudited Pro Forma 2015 Period are shown on a pro forma basis. See “—AT&T Acquisition of DIRECTV” above for a complete description of the adjustments and assumptions underlying the summary unaudited pro forma financial data.

The following table provides our combined operating results:

	Successor		Predecessor	Unaudited Pro Forma	% Change	Constant Currency % Change excluding Venezuela
Combined Statements of Operations	Year Ended December 31, 2016	Period from July 25, 2015 through December 31, 2015	Period from January 1, 2015 through July 24, 2015	Year Ended December 31, 2015	2016 to Unaudited Pro Forma 2015 Period	2016 to Unaudited Pro Forma 2015 Period
	(U.S. dollars in millions)
Revenues	$5,023	$2,228	$3,709	$5,913	(15.1)%	10.8%
Operating Expenses
Cost of services and sales (exclusive of depreciation and amortization expense shown separately below)
Programming, broadcast operations and other expenses	2,208	861	1,503	2,364	(6.6)%	11.3%
Subscriber service expenses	561	261	443	704	(20.3)%	0.3%
Selling, general and administrative expenses (exclusive of depreciation and amortization expense shown separately below)
Subscriber acquisition, upgrade and retention expenses	685	319	546	865	(20.8)%	(1.1)%
General and administrative expenses	534	399	418	817	(34.6)%	(6.5)%
Venezuelan currency devaluation charge	45	—	519	519	(91.3)%	N/A
Impairment of fixed and intangible assets	72	—	533	533	(86.5)%	N/A
Depreciation and amortization expense	1,182	543	613	1,310	(9.8)%	1.2%

Total Operating Expenses	5,287	2,383	4,575	7,112	(25.7)%	3.5%

Operating Loss	(264)	(155)	(866)	(1,199)	78.0%	135.6%

Other Income (Expense)
Interest income	14	12	46	58	(75.9)%	—
Interest expense	(94)	(42)	(35)	(97)	(3.1)%	—
Equity in net income (loss) of affiliates	23	12	(49)	(37)	N/M	—
Other income (expense)-net	5	(38)	(40)	(78)	N/M	—

Total other income (expenses)	(52)	(56)	(78)	(154)	66.2%	—

Loss Before Income Taxes	(316)	(211)	(944)	(1,353)	76.6%	—
Income tax (benefit) expense	40	(20)	75	(14)	N/M	—

Net Loss	(356)	(191)	(1,019)	(1,339)	73.4%	—

Less: Net (Income) Loss Attributable to Noncontrolling Interest	8	6	(2)	4	(100.0)%	—

Net Loss Attributable to DIRECTV Latin America	$(348)	$(185)	$(1,021)	$(1,335)	73.9%	—

	Successor		Predecessor	Unaudited Pro Forma	% Change	Constant Currency % Change excluding Venezuela
Other Data	Year Ended December 31, 2016	Period from July 25, 2015 through December 31, 2015	Period from January 1, 2015 through July 24, 2015	Year Ended December 31, 2015	2016 to Unaudited Pro Forma 2015 Period	2016 to Unaudited Pro Forma 2015 Period
	(U.S. dollars in millions)
EBITDA(1)	$918	$388	$(253)	$111	727.0%	36.2%
EBITDA margin	18.3%	17.4%	N/M	1.9%
Adjusted EBITDA	$1,035	$388	$799	$1,163	(11.0)%	36.2%
Adjusted EBITDA margin	20.6%	17.4%	21.5%	19.7%
Capital expenditures	$762	$369	$776	N/A	N/A

(1)	EBITDA includes a Venezuelan currency devaluation charge of $519 in the Unaudited Pro Forma 2015 Period and $45 for the year ended December 31, 2016 and an impairment of fixed and intangible assets in Venezuela of $533 in the Unaudited Pro Forma 2015 Period and $72 in the year ended December 31, 2016.

Revenues. Revenues were $5,023 in the year ended December 31, 2016, $2,228 in the Successor 2015 Period, $3,709 in the Predecessor 2015 Period and $5,913 in the Unaudited Pro Forma 2015 Period.

The decrease in revenues in the year ended December 31, 2016 compared to the Unaudited Pro Forma 2015 Period was attributable to the impact of changes in foreign exchange rates, particularly the Bolivar, but also the Brazilian Real and the Argentine Peso. On a constant currency basis, excluding Venezuela, revenue increased by 10.8% in the year ended December 31, 2016 compared to the Unaudited Pro Forma 2015 Period primarily due to increases in revenue in the South Region, which represented 97.1% of the total increase. The 31.7% increase in the South Region’s revenues year-over-year on a constant currency basis was primarily due to price increases on programming services and advanced products, such as HD set-top boxes and DVR, but also from a larger average subscriber base, which increased 4.1% in 2016. Revenues in Brazil were relatively flat due to a lower postpaid subscriber base offset by price increases.

Programming, broadcast operations and other expenses. Programming, broadcast operations and other expenses were $2,208 in the year ended December 31, 2016, $861 in the Successor 2015 Period, $1,503 in the Predecessor 2015 Period and $2,364 in the Unaudited Pro Forma 2015 Period.

The 6.6% decrease in programming, broadcast operations and other expenses in the year ended December 31, 2016 compared to the Unaudited Pro Forma 2015 Period was due to changes in foreign exchange rates. On a constant currency basis, excluding Venezuela, programming, broadcast operations and other expenses increased 11.3% from the Unaudited Pro Forma 2015 Period to the year ended December 31, 2016 due to increases in programming expenses in the South Region which represents 87.2% of the total increase in programming expenses on a constant currency basis. In Brazil, programming, broadcast operations and other expenses increased 3.4% on a constant currency basis due primarily to contractual rate increases, but offset slightly by a lower average subscriber base. Additionally, programming, broadcast operations and other expenses increased during the same period as a result of the expansion of the broadband businesses in both Brazil and Colombia.

Subscriber service expenses. Subscriber service expenses were $561 in the year ended December 31, 2016, $261 in the Successor 2015 Period, $443 in the Predecessor 2015 Period and $704 in the Unaudited Pro Forma 2015 Period.

The 20.3% decrease in subscriber service expenses in the year ended December 31, 2016 compared to the Unaudited Pro Forma 2015 Period was due to changes in foreign exchange rates. On a constant currency basis, excluding Venezuela, subscriber service expenses were relatively flat from the Unaudited Pro Forma 2015 Period to the year ended December 31, 2016 notwithstanding annual wage increases, largely linked to inflation, mainly in the South Region which increased by approximately 24%, which were partially offset by a 10.4% decrease in expenses resulting from lower call volume in Brazil.

Subscriber acquisition, upgrade and retention expenses. Subscriber acquisition, upgrade and retention expenses were $685 in the year ended December 31, 2016, $319 in the Successor 2015 Period, $546 in the Predecessor 2015 Period and $865 in the Unaudited Pro Forma 2015 Period.

The 20.8% decrease in subscriber acquisition, upgrade and retention expenses in the year ended December 31, 2016 compared to the Unaudited Pro Forma 2015 Period was primarily due to movements in foreign currency exchange rates, but also due to lower gross subscriber additions year-over-year as a result of a continued focus on attaining higher quality subscribers and a challenging economic environment. On a constant currency basis, subscriber acquisition, upgrade and retention expenses decreased 1.1% from the Unaudited Pro Forma 2015 Period to the year ended December 31, 2016 primarily due to a decline in gross subscriber additions partially offset by an increase in upgrade retention efforts.

General and administrative expenses. General and administrative expenses were $534 in the year ended December 31, 2016, $399 in the Successor 2015 Period, $418 in the Predecessor 2015 Period and $817 in the Unaudited Pro Forma 2015 Period.

The 34.6% decrease in general and administrative expenses in the year ended December 31, 2016 compared to the Unaudited Pro Forma 2015 Period was primarily due to movements in foreign currency exchange rates. On a constant currency basis, excluding Venezuela, general and administrative expenses decreased 6.5% from the Unaudited Pro Forma 2015 Period to the year ended December 31, 2016 due to regional operating unit restructuring and productivity gains that reduced general and administrative expenses in the South Region and North Region, partially offset by a 7.1% increase in general and administrative expenses in Brazil due mainly to higher bad debt expense.

Venezuelan currency devaluation charge. Venezuelan currency devaluation charge was $45 in the year ended December 31, 2016, $0 in the Successor 2015 Period, $519 in the Predecessor 2015 Period and $519 in the Unaudited Pro Forma 2015 Period.

The decrease in the Venezuelan currency devaluation charge in the year ended December 31, 2016 compared to the Unaudited Pro Forma 2015 Period was due to a $519 devaluation charge on our Venezuela subsidiary’s net monetary assets as a result of a change in the exchange rate used to translate our Venezuela subsidiary’s operations from the SICAD-I rate to the SIMADI rate on June 30, 2015. During 2016, we recorded a pre-tax devaluation charge of $45 as a result of the change to the SIMADI exchange rate of 628 Bolivars per U.S. dollar at June 30, 2016 from the SIMADI exchange rate of approximately 197.7 Bolivars per U.S. dollar at December 31, 2015.

Impairment of fixed and intangible assets. Impairment of fixed and intangible assets was $72 in the year ended December 31, 2016, $0 in the Successor 2015 Period, $533 in the Predecessor 2015 Period and $533 in the Unaudited Pro Forma 2015 Period.

The decrease in the impairment of fixed and intangible assets in the year ended December 31, 2016 compared to the Unaudited Pro Forma 2015 Period was due to an impairment charge of $423 related to our Venezuelan fixed assets and an impairment charge of $110 related to our Venezuelan intangible assets in the Unaudited Pro Forma 2015 Period. In the year ended December 31, 2016 we recorded an impairment charge of $72 related to Venezuelan fixed assets.

Depreciation and amortization expense. Depreciation and amortization expense was $1,182 in the year ended December 31, 2016, $543 in the Successor 2015 Period, $613 in the Predecessor 2015 Period and $1,310 in the Unaudited Pro Forma 2015 Period.

The 9.8% decrease in depreciation and amortization expense in the year ended December 31, 2016 compared to the Unaudited Pro Forma 2015 Period was nearly entirely due to movements in foreign currency exchange rates. On a constant currency basis, excluding Venezuela, depreciation and amortization expense increased by 1.2% in the Unaudited Pro Forma 2015 Period compared to the year ended 2016 as a result of higher depreciation and amortization expense following the launch of a new satellite and increased depreciation and amortization expense on South and North Region customer premises equipment (driven by higher postpaid churn) offset by lower depreciation and amortization expense in Brazil due to accelerated amortization methods which contributed to higher amortization expense in 2015.

Operating income (loss). Operating income (loss) was $(264) in the year ended December 31, 2016, $(155) in the Successor 2015 Period, $(866) in the Predecessor 2015 Period and $(1,199) in the Unaudited Pro Forma 2015 Period.

The decrease in operating loss in the year ended December 31, 2016 compared to the Unaudited Pro Forma 2015 Period was primarily due to a remeasurement loss of $519 on our Venezuela subsidiary’s net monetary assets and an associated $533 impairment charge on fixed and intangible assets in the Unaudited Pro Forma 2015 Period, both of which were due to a change in the exchange rate used to translate our Venezuela subsidiary’s operations from the SICAD-I rate to the SIMADI rate on June 30, 2015. Prior to the change in Venezuela, we translated our Venezuela subsidiary’s results at the prevailing SICAD-I rate of approximately 12.8 Bolivars per U.S. dollar. After the change, we began translating our Venezuela subsidiary’s results at the prevailing SIMADI rate of approximately 197.7 Bolivars per U.S. dollar which led to the remeasurement loss and impairment charge. On a constant currency basis, excluding Venezuela, total operating loss for the year ended December 31, 2016 improved 135.6% from the Unaudited Pro Forma 2015 Period due to a 10.8% increase in revenues year-over-year, partially offset by higher programming, broadcast operations and other expenses.

Interest income. Interest income was $14 in the year ended December 31, 2016, $12 in the Successor 2015 Period, $46 in the Predecessor 2015 Period and $58 in the Unaudited Pro Forma 2015 Period.

The decrease in the year ended December 31, 2016 compared to the Unaudited Pro Forma 2015 Period was primarily due to lower average cash balances in Argentina and unfavorable foreign currency exchange rates in Argentina and Venezuela. Excluding the impacts of changes in foreign exchange rates, interest income declined 64.1% year-over-year due to an approximately 80% decline in Argentina’s average cash balances due to repatriation of profits to AT&T that were facilitated by a relaxation of exchange controls. See “—Additional Significant Events Affecting the Comparability of Our Results of Operations—Devaluation and Foreign Currency Exchange Controls”.

Interest expense. Interest expense was $94 in the year ended December 31, 2016, $42 in the Successor 2015 Period, $35 in the Predecessor 2015 Period and $97 in the Unaudited Pro Forma 2015 Period.

The 3.1% decrease in the year ended December 31, 2016 compared to the Unaudited Pro Forma 2015 Period was primarily due to a decrease of approximately 34% in the average debt balances in Brazil during 2016, as well as the impact of a weakening Brazilian Real, offset by higher interest on related party payables which increased from $36 in the Unaudited Pro Forma 2015 Period to $43 in 2016 due to higher payable balances. See Note 7 of the Notes to the Combined Financial Statements.

Equity in net income (loss) of affiliates. Equity in net income (loss) of affiliates was $23 in the year ended December 31, 2016, $12 in the Successor 2015 Period, $(49) in the Predecessor 2015 Period and $(37) in the Unaudited Pro Forma 2015 Period.

The increase in equity in net income of affiliates was primarily related to equity earnings in Torneos which were $11 for the year ended December 31, 2016 compared to ($29) for the Unaudited Pro Forma 2015 Period due to the recording of certain litigation reserves by Torneos in 2015. In addition, equity earnings in WIN Sports increased from a net loss of $(8) in the Unaudited Pro Forma 2015 Period to net income of $12 in the year ended December 31, 2016 due to increased profitability, which resulted in the recognition of additional tax benefits reflected on the financial statements of WIN Sports.

Other income (expense)-net. Other income (expense)-net was $5 in the year ended December 31, 2016, $(38) in the Successor 2015 Period, $(40) in the Predecessor 2015 Period and $(78) in the Unaudited Pro Forma 2015 Period and is manly comprised of net foreign currency transaction losses.

The decrease in the year ended December 31, 2016 compared to each of the Unaudited Pro Forma 2015 Period, the Successor 2015 Period and the Predecessor 2015 Period was mainly due to the inclusion in the Unaudited Pro Forma 2015 Period of losses amounting to $70 on translation of U.S. dollar-denominated Argentine bonds that were purchased and sold during 2015.

The decrease in the year ended December 31, 2016 compared to each of the Successor 2015 Period and the Predecessor 2015 Period was mainly due to the inclusion in the Unaudited Pro Forma 2015 Period of losses amounting to $70 on translation of U.S. dollar-denominated Argentine bonds that were purchased and sold during 2015.

Income tax (benefit) expense. Income tax (benefit) expense was $40 in the year ended December 31, 2016, $(20) in the Successor 2015 Period, $75 in the Predecessor 2015 Period and $(14) in the Unaudited Pro Forma 2015 Period. The effective tax rate was (12.7)% in the year ended December 31, 2016, 9.5% in the Successor 2015 Period, (7.9)% in the Predecessor 2015 Period and 1.0% in the Unaudited Pro Forma 2015 Period.

The fluctuation in tax rates between periods is primarily attributable to the unfavorable tax impact of the Venezuela currency devaluation and losses not benefited in fully valued jurisdictions. See Note 8 of the Notes to the Combined Financial Statements.

Net (Income) loss attributable to noncontrolling interest. Net (income) loss attributable to noncontrolling interest was $8 in the year ended December 31, 2016, $6 in the Successor 2015 Period, $(2) in the Predecessor 2015 Period and $4 in the Unaudited Pro Forma 2015 Period.

The increase in net (income) loss attributable to noncontrolling interest is due to higher losses in Brazil in the year ended December 31, 2016 versus the Unaudited Pro Forma 2015 Period.

Segment Results

Brazil

The following table provides operating results and a summary of key subscriber data for the Brazil segment.

	Successor		Predecessor	Unaudited Pro forma	% Change	Constant Currency % Change
	Year Ended December 31, 2016	Period from July 25, 2015 through December 31, 2015	Period from January 1, 2015 through July 24, 2015	Year Ended December 31, 2015	2016 to Unaudited Pro Forma 2015 Period	2016 to Unaudited Pro Forma 2015 Period
	(U.S. dollars in millions, except per subscriber amounts)
Revenues	$2,661	$1,065	$1,760	$2,823	(5.7)%	(0.2)%
EBITDA	$593	$240	$402	$640	(7.3)%	(1.6)%
EBITDA margin	22.3%	22.5%	22.8%	22.7%
Operating income (loss)	$(131)	$(77)	$79	$(165)	20.6%	17.3%

Other data
Subscribers (as of the end of the period, in thousands)	5,249	5,444	5,667	5,444	(3.6)%	—
Postpaid	4,363	4,889	5,209	4,889	(10.8)%	—
Prepaid	886	555	458	555	59.6%	—
ARPU	$41.53	$36.69	$45.91	$42.06	(1.3)%	4.5%
Postpaid	$46.39	$39.22	$48.25	$44.53	4.2%	10.2%
Prepaid	$10.26	$11.10	$16.80	$14.12	(27.3)%	(23.1)%
Postpaid subscriber churn %	3.0%	3.3%	3.3%	3.3%	—	—
Net subscriber additions (in thousands)	(195)	(223)	24	(199)	2.0%	—
Postpaid	(482)	(321)	(39)	(360)	(33.9)%	—
Prepaid	287	98	63	161	78.3%	—
Capital expenditures	$418	$219	$444	N/A	N/A	—

Subscribers. Total subscribers decreased 3.6% to 5,249,000 at December 31, 2016 from 5,444,000 at December 31, 2015, due to postpaid net subscriber losses, partially offset by prepaid net subscriber additions.

Net subscriber losses decreased slightly to 195,000 in the year ended December 31, 2016 from 199,000 in the Unaudited Pro Forma 2015 Period, which reflects an increase in prepaid net subscriber additions partially offset by an increase in postpaid net subscriber losses. Prepaid net subscriber additions were 287,000 in the year ended December 31, 2016, as compared to 161,000 in the Unaudited Pro Forma 2015 Period, a 78.3% increase period over-period due principally to increased demand for our enhanced SKY prepaid product. The increased demand occurred when, after experimenting with different forms of prepaid offerings, SKY Brasil launched a prepaid product in 2016 modeled after our successful Region-wide standard with lower subscriber acquisition expenses and lower average monthly service fees. The postpaid net subscriber losses of 482,000 in the year ended December 31, 2016 compared to 360,000 postpaid net subscriber losses for the Unaudited Pro Forma 2015 Period, were attributable to lower gross subscriber additions resulting from a continued priority on acquiring higher quality subscribers (as opposed to subscribers who may be more likely to churn), as well as a more challenging economic environment and a decline in aggregate subscribers across the Brazilian pay-TV market. The increase in postpaid net subscriber losses was partially offset by a 26 basis point improvement in postpaid churn in the year ended December 31, 2016, which was the result of more stringent credit policies. In addition, churn was unfavorably impacted in the Unaudited Pro Forma 2015 Period by technical issues related to a billing system migration.

Revenues. Revenues were $2,661 in the year ended December 31, 2016, $1,065 in the Successor 2015 Period, $1,760 in the Predecessor 2015 Period and $2,823 in the Unaudited Pro Forma 2015 Period.

The 5.7% decrease in revenues in the year ended December 31, 2016 compared to the Unaudited Pro Forma 2015 Period was nearly entirely driven by weakness in the Brazilian Real versus the U.S. dollar. On a constant currency basis, revenues for the year ended December 31, 2016 were mostly flat from the Unaudited Pro Forma 2015 Period due to lower average subscribers, partially offset by an increase in postpaid ARPU from price increases on programming packages, higher penetration of advanced products and lower retention credits.

ARPU. ARPU was $41.53 during the year ended December 31, 2016 versus $42.06 during the Unaudited Pro Forma 2015 Period due to weakness in the Brazilian Real versus the U.S. dollar. In constant currency terms, postpaid ARPU increased 10.2% as compared to the Unaudited Pro Forma 2015 Period due to price increases on our programming packages, higher penetration of advanced products and lower retention credits, while prepaid ARPU declined by 23.1% on a constant currency basis compared to the Unaudited Pro Forma 2015 Period due to the launch of the enhanced SKY prepaid product.

EBITDA. EBITDA and EBITDA margin were $593 and 22.3%, respectively, in the year ended December 31, 2016; $240 and 22.5%, respectively, in the Successor 2015 Period; $402 and 22.8%, respectively, in the Predecessor 2015 Period; and $640 and 22.7%, respectively, in the Unaudited Pro Forma 2015 Period.

The 7.3% decrease in EBITDA in the year ended December 31, 2016 compared to the Unaudited Pro Forma 2015 Period was primarily driven by weakness in the Brazilian Real versus the U.S. dollar. On a constant currency basis, EBITDA decreased 1.6% due to lower revenue, higher programming, broadcast operations and other expenses and higher general and administrative expenses. Programming, broadcast operations and other expenses were higher in the year ended December 31, 2016 due to annual programming rate increases and general and administrative expenses were higher due to increased levels of bad debt resulting from the weakening economy.

Operating income (loss). Operating income (loss) was $(131) in the year ended December 31, 2016, $(77) in the Successor 2015 Period, $79 in the Predecessor 2015 Period and $(165) in the Unaudited Pro Forma 2015 Period.

The improvement in operating income (loss) in the year ended December 31, 2016 compared to the Unaudited Pro Forma 2015 Period was due to lower depreciation and amortization expense of $81 partially offset by lower EBITDA discussed above. On a constant currency basis, operating income (loss) improved by17.3% in the year ended December 31, 2016, due to lower amortization expense of customer list intangible assets, partially offset by higher depreciation due to the write-off of customer premises equipment resulting from an increased loss of postpaid subscribers.

South Region

The following table provides operating results and a summary of key subscriber data for the South Region segment.

	Successor		Predecessor	Unaudited Pro forma	% Change	Constant Currency % Change
	Year Ended December 31, 2016	Period from July 25, 2015 through December 31, 2015	Period from January 1, 2015 through July 24, 2015	Year Ended December 31, 2015	2016 to Unaudited Pro Forma 2015 Period	2016 to Unaudited Pro Forma 2015 Period
	(U.S. dollars in millions, except per subscriber amounts)
Revenues	$1,638	$776	$1,032	$1,797	(8.8)%	31.7%
EBITDA	$418	$185	$277	$451	(7.3)%	69.8%
EBITDA margin	25.5%	23.8%	26.8%	25.1%
Operating income	$185	$60	$145	$160	15.6%	177.8%

Other data
Subscribers (as of the end of the period, in thousands)	3,599	3,434	3,456	3,434	4.8%	—
Postpaid	2,543	2,507	2,476	2,507	1.4%	—
Prepaid	1,056	927	980	927	13.9%	—
ARPU	$38.63	$43.02	$45.19	$44.24	(12.7)%	26.4%
Postpaid	$44.00	$48.09	$50.49	$49.18	(10.5)%	28.5%
Prepaid	$24.99	$29.84	$31.38	$31.21	(19.9)%	19.9%
Postpaid subscriber churn %	1.4%	1.2%	1.3%	1.3%	—	—
Net subscriber additions (in thousands)	165	(22)	191	169	(2.4)%	—
Postpaid	36	31	75	106	(66.0)%	—
Prepaid	129	(53)	116	63	104.8%	—
Capital expenditures	$238	$79	$135	N/A	N/A	—

Subscribers. Total subscribers increased 4.8% to 3,599,000 at December 31, 2016 as compared to 3,434,000 at December 31, 2015.

Net subscriber additions decreased slightly to 165,000 in the year ended December 31, 2016 from 169,000 in the Unaudited Pro Forma 2015 Period due to a decline in postpaid net subscriber additions, which declined to 36,000 in the year ended December 31, 2016 from 106,000 in the Unaudited Pro Forma 2015 Period, as a result of challenging economic conditions. Partially offsetting the decline in postpaid net subscriber additions was an increase in prepaid net subscriber additions. Prepaid net subscriber additions increased 104.8% principally due to improved prepaid reconnections in Argentina, which represented approximately 80% of prepaid subscriber growth in the year ended December 31, 2016.

Revenues. Revenues were $1,638 in the year ended December 31, 2016, $776 in the Successor 2015 Period, $1,032 in the Predecessor 2015 Period and $1,797 in the Unaudited Pro Forma 2015 Period.

The 8.8% decrease in revenues in the year ended December 31, 2016 compared to the Unaudited Pro Forma 2015 Period was due entirely to unfavorable exchange rates. On a constant currency basis, revenues increased 31.7% from the Unaudited Pro Forma 2015 Period to the year ended December 31, 2016 due to an increase in local currency ARPU resulting from price increases implemented in an effort to keep up with inflation, as well as a larger average subscriber base, primarily in Argentina.

ARPU. ARPU was $38.63 during the year ended December 31, 2016 versus $44.24 for the Unaudited Pro Forma 2015 Period. For the year ended December 31, 2016 compared to the Unaudited Pro Forma 2015 period, the decline in ARPU was primarily due to unfavorable exchange rates but also due to the increase of prepaid subscribers as a percentage of the total subscriber base. Postpaid ARPU increased 28.5% on a constant currency basis compared to the Unaudited Pro Forma 2015 Period due to price increases on programming packages and higher penetration of advanced products and services, primarily in Argentina. In 2016, prepaid ARPU increased 19.9% on a constant currency basis compared to the Unaudited Pro Forma 2015 Period due to a combination of price increases and improved recharges, mainly in Argentina.

EBITDA. EBITDA and EBITDA margin were $418 and 25.5%, respectively, in the year ended December 31, 2016; $185 and 23.8%, respectively, in the Successor 2015 Period; $277 and 26.8%, respectively, in the Predecessor 2015 Period; and $451 and 25.1%, respectively, in the Unaudited Pro Forma 2015 Period.

The decrease in EBITDA in the year ended December 31, 2016 compared to the Unaudited Pro Forma 2015 Period was primarily due to unfavorable exchange rates versus the U.S. dollar. On a constant currency basis, EBITDA increased 69.8% from the Unaudited Pro Forma 2015 Period to the year ended December 31, 2016 primarily driven by improvements in revenues from price increases and increases in the number of subscribers, partially offset by higher programming expenses, which increased by approximately 38% related to the larger subscriber base and annual programming rate increases aligned to inflation.

Operating income. Operating income was $185 in the year ended December 31, 2016, $60 in the Successor 2015 Period, $145 in the Predecessor 2015 Period and $160 in the Unaudited Pro Forma 2015 Period.

The increase in operating income in the year ended December 31, 2016 compared to the Unaudited Pro Forma 2015 Period was mainly due to lower depreciation and amortization expense from a weakening Argentine Peso which more than offset decreases in EBITDA during the period. On a constant currency basis, operating income for the year ended December 31, 2016 increased 177.8% from the Unaudited Pro Forma 2015 Period mainly due to the increase in EBITDA, partially offset by higher depreciation and amortization expense due to accelerated write-off of customer premises equipment resulting from an increased loss of postpaid subscribers.

North Region

The following table provides operating results and a summary of key subscriber data for the North Region segment.

	Successor		Predecessor	Unaudited Pro forma	% Change	Constant Currency % Change excluding Venezuela
	Year Ended December 31, 2016	Period from July 25, 2015 through December 31, 2015	Period from January 1, 2015 through July 24, 2015	Year Ended December 31, 2015	2016 to Unaudited Pro Forma 2015 Period	2016 to Unaudited Pro Forma 2015 Period
	(U.S. dollars in millions, except per subscriber amounts)
Revenues	$589	$321	$826	$1,136	(48.2)%	7.4%
EBITDA	$(143)	$(25)	$(940)	$(976)	85.3%	73.1%
EBITDA margin	(24.3)%	(7.8)%	(113.8)%	(85.9)%
Operating loss	$(283)	$(93)	$(1,054)	$(1,118)	74.7%	30.5%

Other data
Subscribers (as of the end of the period, in thousands)	3,607	3,633	3,534	3,633	(0.7)%	—
Postpaid	1,969	1,970	1,927	1,970	(0.1)%	—
Prepaid	1,638	1,663	1,607	1,663	(1.5)%	—
ARPU	$13.63	$17.20	$35.23	$27.05	(49.6)%	9.1%
Postpaid	$16.93	$21.49	$44.00	$33.64	(49.7)%	9.8%
Prepaid	$9.65	$12.04	$24.69	$19.13	(49.6)%	6.5%
Postpaid subscriber churn %	0.8%	0.8%	0.8%	0.8%	—	—
Net subscriber additions (in thousands)	(26)	99	197	296	(108.8)%	—
Postpaid	(1)	43	81	124	(100.8)%	—
Prepaid	(25)	56	116	172	(114.5)%	—
Capital expenditures	$78	$66	$129	N/A	N/A	—

Subscribers. Total subscribers decreased 0.7% to 3,607,000 at December 31, 2016 as compared to 3,633,000 at December 31, 2015.

Net subscriber loss was 26,000 in the year ended December 31, 2016, as compared to net subscriber additions of 296,000 in the Unaudited Pro Forma 2015 Period, largely driven by lower gross subscriber additions, which declined 331,000 as compared to the Unaudited Pro Forma 2015 Period. Approximately 55% of these lower gross subscriber additions occurred in Venezuela, which substantially ceased adding new subscribers due to limitations on importing set-top receivers for new subscribers; this trend continued throughout 2017. Postpaid net subscriber additions decreased to a postpaid net subscriber loss of 1,000 in the year ended December 31, 2016 compared to net postpaid subscriber additions of 124,000 in the Unaudited Pro Forma 2015 Period, driven by lower gross subscriber additions in Venezuela, as well as lower gross subscriber additions in Colombia and Ecuador resulting from our continued priority on acquiring higher quality subscribers (as opposed to subscribers who may be more likely to churn at higher rates). The decrease in total gross subscriber additions was partially offset by lower churn as a result of higher prepaid recharge rates. Prepaid net subscriber additions decreased to a prepaid net subscriber loss of 25,000 in the year ended December 31, 2016 from 172,000 prepaid net subscriber additions in the Unaudited Pro Forma 2015 Period, largely driven by lower subscriber gross additions in Colombia, Ecuador, and Venezuela.

Revenues. Revenues were $589 in the year ended December 31, 2016, $321 in the Successor 2015 Period, $826 in the Predecessor 2015 Period and $1,136 in the Unaudited Pro Forma 2015 Period.

The 48.2% decrease in revenues in the year ended December 31, 2016 compared to the Unaudited Pro Forma 2015 Period was primarily due to a change in the exchange rate used to translate our Venezuela subsidiary’s operations from the SICAD-I rate to the SIMADI rate on June 30, 2015, but also due to the devaluation of the Colombian Peso during 2016. Prior to the exchange rate change in Venezuela, we translated our Venezuela subsidiary’s results at the prevailing SICAD-I rate of approximately 12.8 Bolivars per U.S. dollar. After the change, we began translating our Venezuela subsidiary’s results at the prevailing SIMADI rate of approximately 197.7 Bolivars per U.S. dollar. The significant devaluation in the exchange rate led to a 90%, or $540, reduction of revenues in Venezuela in the year ended December 31, 2016, as compared to the Unaudited Pro Forma 2015 Period. On a constant currency basis, excluding Venezuela, revenues increased 7.4% for the year ended December 31, 2016 as compared to the Unaudited Pro Forma 2015 Period mainly due to an increase in Colombian ARPU primarily as a result of price increases on programming packages, offset slightly by lower average subscribers in Colombia.

ARPU. ARPU was $13.63 during the year ended December 31, 2016 versus $27.05 during the Unaudited Pro Forma 2015 Period. The decline in ARPU at December 31, 2016 compared to the Unaudited Pro Forma 2015 period was primarily attributable to the change in the exchange rate used to translate our Venezuela subsidiary operations, as discussed above. On a constant currency basis, excluding Venezuela, postpaid ARPU and prepaid ARPU increased 9.8% and 6.5%, respectively, in the year ended December 31, 2016 compared to the Unaudited Pro Forma 2015 Period mainly due to price increases on programming packages in Colombia.

EBITDA. EBITDA and EBITDA margin were $(143) and (24.3)%, respectively, in the year ended December 31, 2016; $(25) and (7.8)%, respectively, in the Successor 2015 Period; $(940) and (113.8)%, respectively, in the Predecessor 2015 Period; and $(976) and (85.9)%, respectively, in the Unaudited Pro Forma 2015 Period.

The increase in EBITDA in the year ended December 31, 2016 compared to the Unaudited Pro Forma 2015 Period was primarily the result of the impact in 2015 of the adoption of the SIMADI exchange rate in Venezuela, which led to the remeasurement loss of $519 on our net monetary assets and an associated $533 impairment charge on fixed and intangible assets. This increase was partially offset by an asset impairment charge of $72 and a remeasurement loss of $45 on our net monetary asset, both of which were recorded in the year ended December 31, 2016. On a constant currency basis, excluding Venezuela, EBITDA improved 73.1% for the year ended December 31, 2016 as compared to the Unaudited Pro Forma 2015 Period, due to an increase in revenue mainly in Colombia, driven by price increases on programming packages and reductions in subscriber acquisition expenses from lower gross additions in Colombia and Ecuador.

Operating loss. Operating loss was $(283) in the year ended December 31, 2016, $(93) in the Successor 2015 Period, $(1,054) in the Predecessor 2015 Period and $(1,118) in the Unaudited Pro Forma 2015 Period.

The decrease in operating loss in the year ended December 31, 2016 compared to the Unaudited Pro Forma 2015 Period was mainly due to the Venezuela exchange rate impact on adoption of the SIMADI rate in operating loss before depreciation and amortization expense. On a constant currency basis, excluding Venezuela, operating loss for the year ended December 31, 2016 improved 30.5% as compared to the Unaudited Pro Forma 2015 Period mainly due to the improved EBITDA partially offset by higher depreciation and amortization expense due to accelerated write-off of customer premises equipment resulting from an increased loss of postpaid subscribers.

Non-GAAP Financial Measures

We use certain non-GAAP financial measures, including EBITDA, Adjusted EBITDA, EBITDA Margin, Adjusted EBITDA Margin, free cash flow (FCF) and constant currency, to evaluate the operating performance of the Company. We define EBITDA as net income (loss) excluding interest income, interest expense, equity in net income (loss) of affiliates, other income (expense)-net, income tax (benefit) expense and depreciation and amortization expense. Our calculation of EBITDA, which may differ from similarly titled measures reported by other companies, excludes other income (expense)-net and equity in net income (loss) of affiliates, as these do not reflect the operating results of our subscriber base or operations that are under our control. We define Adjusted EBITDA as EBITDA, less charges related to the remeasurement of net monetary assets in Venezuela and the impairments of fixed and intangible assets. We define EBITDA Margin as EBITDA divided by Revenues and we define Adjusted EBITDA Margin as Adjusted EBITDA divided by Revenues. We define FCF as net cash provided by operating activities less capital expenditures.

We believe EBITDA, Adjusted EBITDA, EBITDA Margin, Adjusted EBITDA Margin and FCF are appropriate measures for evaluating the operating performance of the Company. EBITDA, Adjusted EBITDA, EBITDA Margin, Adjusted EBITDA Margin and FCF and similar measures with similar titles are common performance measures used by investors, analysts and peers to compare performance in our industry. Internally, we use EBITDA, Adjusted EBITDA, EBITDA Margin, Adjusted EBITDA Margin and FCF as important indicators of our business performance and to evaluate management’s effectiveness. We believe EBITDA, Adjusted EBITDA, EBITDA Margin, Adjusted EBITDA Margin and FCF provide management and investors with useful measures for period-to-period comparisons of our core business and operating results by excluding items that are not comparable across reporting periods or that do not otherwise relate to the Company’s ongoing operating results. EBITDA, Adjusted EBITDA, EBITDA Margin, Adjusted EBITDA Margin and FCF should be viewed as a supplement to and not a substitute for operating income (loss), net income (loss), and other measures of performance presented in accordance with GAAP. Since EBITDA, Adjusted EBITDA, EBITDA Margin, Adjusted EBITDA Margin and FCF are not measures of performance calculated in accordance with GAAP, these measures may not be comparable to similar measures with similar titles used by other companies.

We believe that FCF is a useful indicator of liquidity and provides information to management and investors about the amount of cash generated from our core operations that can be used for investing in our business. FCF has certain limitations in that it does not represent the total increase or decrease in cash for the period, nor does it represent the residual cash flows available for discretionary expenditures. Therefore, it is important to evaluate FCF along with our combined statements of cash flows.

Constant currency is a non-GAAP measure which we calculate by using foreign currency rates from the comparable, prior-year period, and which we use to present revenues or the applicable expense items in a manner that enhances comparison. Constant currency can be presented to supplement various GAAP measures, but is most commonly used by management to analyze revenues and operating expenses without the impact of changes in foreign currency rates. We believe constant currency is useful to investors to evaluate the performance of our business without taking into account the impact of changes to the foreign exchange rates to which our business is subject. In calculating amounts on a constant currency basis as presented in this prospectus, we exclude our Venezuela subsidiary in light of the hyperinflationary conditions in Venezuela that we believe are not representative of the macroeconomics of the rest of the Region.

The presentations of these measures have limitations as analytical tools and should not be considered in isolation, or as a substitute for analysis of our results as reported under GAAP.

Reconciliations of Net Loss to EBITDA/Adjusted EBITDA and Net Cash Provided by Operating Activities to FCF are presented in the following tables:

EBITDA/Adjusted EBITDA

	Successor			Predecessor	Unaudited Pro Forma 2015 Period
	Year Ended December 31, 2017	Year Ended December 31, 2016	Period from July 25, 2015 through December 31, 2015	Period from January 1, 2015 through July 24, 2015
		(U.S. dollars in millions)
Net Income (Loss)	$222	$(356)	$(191)	$(1,019)	$(1,339)
Additions:
Income tax (benefit) expense	(225)	40	(20)	75	(14)
Interest expense	126	94	42	35	97
Interest income	(49)	(14)	(12)	(46)	(58)
Equity in net income (loss) of affiliates	(20)	(23)	(12)	49	37
Other (income) expense-net	(6)	(5)	38	40	78
Depreciation and amortization expense	1,157	1,182	543	613	1,310

EBITDA	$1,205	$918	$388	$(253)	$111
Venezuelan currency devaluation charge	31	45	—	519	519
Impairment of fixed and intangible assets	9	72	—	533	533

Adjusted EBITDA	$1,245	$1,035	$388	$799	$1,163
Revenues	$5,568	$5,023	$2,228	$3,709	$5,913

EBITDA Margin	21.6%	18.3%	17.4%	N/M	1.9%
Adjusted EBITDA Margin	22.4%	20.6%	17.4%	21.5%	19.7%

Free Cash Flow
	Successor			Predecessor
	Year Ended December 31, 2017	Year Ended December 31, 2016	Period from July 25, 2015 through December 31, 2015	Period from January 1, 2015 through July 24, 2015
		(U.S. dollars in millions)
Net Cash Provided by Operating Activities (1)	$1,361	$1,457	$240	$827
Less: Capital expenditures	$(725)	(762)	(369)	(776)

FCF (1)	$636	$695	$(129)	$51

(1)	The years ended December 31, 2017 and December 31, 2016 include a $414 and $551 tax benefit, respectively, generated by the Company. These benefits were utilized by AT&T in its consolidated returns and such utilization was reflected as cash (used in) provided by financing activities.

Liquidity and Capital Resources

Our principal sources of liquidity are our cash, cash equivalents and the cash flow that we generate from our operations. We expect that net cash provided by operating activities will grow and believe that our existing cash balances and cash provided by operations will be sufficient to fund our existing business plan.

We had $443 in cash and cash equivalents as of December 31, 2017. Cash and cash equivalents included cash of $390 and money market funds and other cash equivalents of $53. Approximately $383 of our cash and cash equivalents resided in foreign jurisdictions, $19 of which was subject to restrictions on repatriation in Venezuela as of December 31, 2017. Cash and cash equivalents increased $103 since December 31, 2016. In the years ended December 31, 2017 and 2016, cash inflows were primarily provided by cash receipts from operations. In the Successor 2015 Period and the Predecessor 2015 Period, cash inflows were primarily provided by cash receipts from operations and funding received from DIRECTV and/or AT&T. These inflows were offset by cash used to meet the needs of the business, mainly payment of operating expenses, funding of capital expenditures and debt and capital lease repayments. We discuss many of these factors in detail below.

Summary Cash Flow Information

	Successor			Predecessor
	Year ended December 31, 2017	Year ended December 31, 2016	Period from July 25, 2015 through December 31, 2015	Period from January 1, 2015 through July 24, 2015
		(U.S. dollars in millions)
Net Cash Provided by Operating Activities (1)	$1,361	$1,457	$240	$827
Net Cash Used in Investing Activities	$(727)	$(763)	$(304)	$(845)
Net Cash (Used in) Provided by Financing Activities	$(496)	$(540)	$22	$242

(1)	The years ended December 31, 2017 and December 31, 2016 include a $414 and $551 tax benefit, respectively, generated by the Company. These benefits were utilized by AT&T in its consolidated returns and such utilization was reflected as Cash (Used in) Provided by Financing Activities.

Cash Provided by Operating Activities

During the year ended December 31, 2017, cash provided by operating activities was $1,361, which includes $414 due to the recognition of tax attributes generated by the Company which were utilized by AT&T in its consolidated return. The attributes were primarily generated from deductions related to the Company’s investments in its Venezuelan subsidiary due to economic losses driven by political unrest and currency devaluation. Current tax impacts from these deductions are reflected as an operating cash flow activity. Since the corresponding attributes were utilized by AT&T in its consolidated tax return, they are reflected as a financing activity. In addition, cash provided by operating activities was impacted by operating results and changes in working capital. Primary working capital changes consisted of a decrease in related party net payables and increases in accounts receivable, accounts payable and unearned revenues.

During the year ended December 31, 2016, cash provided by operating activities was $1,457, which includes $551 due to the recognition of tax attributes generated by the Company which were utilized by AT&T in its consolidated return. The attributes were primarily generated through a restructuring of the Company’s investment in GLA Brasil Ltda. For tax purposes, this entity was treated as a foreign partnership prior to June 2016. In June 2016, an election was made to convert this entity to a controlled foreign corporation for U.S. tax purposes, resulting in the recognition of a foreign exchange loss related to the Company’s investment in GLA Brasil Ltda. The recognition of this loss created cash tax benefit in the AT&T consolidated return. Deferred tax impacts from this restructuring are reflected as an operating cash flow activity, while the corresponding attributes generated are reflected as a financing activity since they were utilized on the AT&T consolidated return. In addition, cash provided by operating activities was impacted by operating results and changes in working capital. Primary working capital changes consisted of increases in accounts receivable, accounts payable, related party payables and unearned revenues. The increases in accounts receivable, accounts payable and unearned revenues were due to timing of collections mainly in Brazil and payments between periods.

During the Successor 2015 Period, cash provided by operating activities was $240 as a result of operating results and changes in working capital. Primary working capital changes consisted of a decrease in accounts receivable and unearned revenues and an increase in other assets and accounts payable. The changes were driven by the timing of collections and payments between periods.

During the Predecessor 2015 Period, cash provided by operating activities was $827 as a result of operating results and changes in working capital. Primary working capital changes consisted of an increase in accounts receivable, accounts payable and unearned revenues. The increases in accounts receivable, accounts payable and unearned revenues were due to timing of collections mainly in Brazil and payments between periods.

Cash Used in Investing Activities

During the year ended December 31, 2017, cash used in investing activities primarily consisted of capital expenditures of $725. Our capital expenditures consisted of $677 of purchases of property and equipment related to customer premises equipment for new and existing customers and $48 for the final amounts due in connection with the SKY B-1 satellite.

During the year ended December 31, 2016, cash used in investing activities primarily consisted of capital expenditures of $762. Our capital expenditures consisted of $714 of purchases of property and equipment related to customer premises equipment for new and existing customers and $48 for construction of satellites.

During the Successor 2015 Period, cash used in investing activities primarily consisted of capital expenditures of $369. Nearly all of our capital expenditures consisted of $349 from purchases of property and equipment related to customer premises equipment and $20 for construction of satellites. This is partially offset by $53 in net proceeds from the sale of investments in Argentine bonds.

During the Predecessor 2015 Period, cash used in investing activities primarily consisted of capital expenditures of $776. Nearly all of our capital expenditures consisted of $702 of purchases of property and equipment mostly related to postpaid subscriber premises equipment for new and existing customers and broadband infrastructure and $74 in payments for construction of satellite. Cash of $61 was used to purchase Argentine bonds. The amount of capital expenditures is influenced by demand for services and products, capacity needs and network enhancements. Our capital spending also takes into account existing tax law and does not reflect anticipated tax reform.

Cash (Used in) Provided by Financing Activities

During the year ended December 31, 2017, cash used in financing activities was $496, which primarily consisted of $414 due to the recognition of tax attributes generated by the Company which were utilized by AT&T in its consolidated return. The attributes were primarily generated from deductions related to the Company’s investments in its Venezuelan subsidiary due to economic losses driven by political unrest and currency devaluation. Current tax impacts from these deductions are reflected as an operating cash flow activity. Since the corresponding attributes were utilized by AT&T in its consolidated tax return, they are reflected as a financing activity. In addition, cash used in financing during the year ended December 31, 2017 also included $43 in repayments of long-term debt in Brazil and $22 paid for capital leases partially offset by proceeds of $9 of long-term debt in Brazil.

During the year ended December 31, 2016, cash used in financing activities was $540, which primarily consisted of $551 due to the recognition of tax attributes generated by the Company which were utilized by AT&T in its consolidated return. The attributes were primarily generated through a restructuring of the Company’s investment in GLA Brasil Ltda. For tax purposes, this entity was treated as a foreign partnership prior to June 2016. In June 2016, an election was made to convert this entity to a controlled foreign corporation for U.S. tax purposes, resulting in the recognition of a foreign exchange loss related to the Company’s investment in GLA Brasil Ltda. The recognition of this loss created cash tax benefit in the AT&T consolidated return. Deferred tax impacts from this restructuring are reflected as an operating cash flow activity. Since the corresponding attributes were utilized by AT&T in its consolidated return, we have reflected this usage in financing activities as a use of cash. In addition, cash used in financing during the year ended December 31, 2016 also included $89 in repayments of long-term debt in Brazil and $19 paid for capital leases partially offset by proceeds of $17 of long-term debt in Brazil.

During the Successor 2015 Period, cash provided by financing activities primarily consisted of $58 related to transfers from AT&T and proceeds of $11 of long-term debt in Brazil. The increases in cash were primarily offset by $40 in repayments of long-term debt in Brazil and $7 paid for capital leases.

During the Predecessor 2015 Period, cash provided by financing activities primarily consisted of $290 related to transfers from DIRECTV and proceeds of $25 of long-term debt in Brazil. The increases in cash were primarily offset by $64 in repayments of long-term debt in Brazil and $9 paid for capital leases.

Free Cash Flow

FCF was $636 for the year ended December 31, 2017, $695 for the year ended December 31, 2016, ($129) in the Successor 2015 Period and $51 in the Predecessor 2015 Period. FCF for the year ended December 31, 2017 was mainly due to the recognition of $414 in tax attributes generated by the Company which were utilized by AT&T, and the offsetting impact was reflected as a financing activity. FCF for the year ended December 31, 2016 was mainly attributable to the treatment of tax attributes we generated amounting to $551, which were utilized by AT&T, and the offsetting impact was reflected as a financing activity.

FCF for the year ended December 31, 2017 and December 31, 2016 would have been $414 and $551 lower without these tax attributes. Excluding these items, FCF in the year ended December 31, 2017 increased $78 versus the comparable FCF in the year ended December 31, 2016 due to operational improvements and changes in working capital.

Related Party Payables to Parent

Prior to the Acquisition, DIRECTV provided funding for most of our investing and financing cash needs. Cash transferred to and from DIRECTV was historically recorded as intercompany receivables and payables. There was no formal agreement for repayment of these amounts to DIRECTV and the Company expected these balances to be settled through equity. As such, intercompany receivables and payables with DIRECTV are reflected within parent net investment in the Combined Financial Statements for the periods prior to July 25, 2015.

Subsequent to the Acquisition, AT&T concluded those payable and receivable balances between AT&T and the Company would be repaid in connection with the additional debt we expect to incur prior to the completion of this offering. Payments are due on demand, therefore the Company classified $1,441 and $1,325 of related party payables as current liabilities on the Combined Balance Sheets at December 31, 2017 and 2016, respectively. Our expectation is that AT&T does not intend to demand payment on the related party payables prior to the completion of this offering and the Company’s having sufficient funds with which to repay the amounts due to AT&T. Interest on the related party payables was allocated to us subsequent to the date of the Acquisition based on AT&T’s average intercompany lending rate. The variable interest rate on the related party payables was

4.25% and 3.5% per annum at December 31, 2017 and 2016, respectively, and the related expense is recorded in interest expense on the Combined Statements of Operations.

Related Party Note Payable to Parent

In 2010, we entered into a promissory note with DIRECTV in the amount of $410. The principal amount together with accrued interest is subject to repayment upon demand, and accordingly is classified in current liabilities on the Combined Balance Sheets. The related party note accrues interest at an annual rate equal to LIBOR plus a margin of 3%. The variable interest rate on the related party note was 5.11% and 4.69% at December 31, 2017 and 2016, respectively, and the related expense is recorded in interest expense on the Combined Statements of Operations. The related party note payable (including accrued interest) was $526 and $506 at December 31, 2017 and 2016, respectively. The related party note is expected to be repaid from the net proceeds of the additional debt we expect to incur prior to the completion of this offering. Our expectation is that AT&T does not intend to demand payment on the related party note prior to the completion of this offering and the Company’s having sufficient funds with which to repay the amounts due to AT&T.

Debt Outstanding

Prior to this offering, we expect certain of our subsidiaries to incur approximately $                 aggregate principal amount of debt, including $                 aggregate principal amount of senior notes, the equivalent of $                 in Argentinian Peso-denominated senior notes, and the equivalent in Brazilian Reais of $                 pursuant to the Brazilian Credit Facility. We refer to this as the “debt financing”. Prior to the completion of this offering, we expect to transfer $                of the proceeds received in the debt financing and/or cash on hand to AT&T, which will be used, among other things, to repay the related party payables to parent and the related party note payable to parent discussed above and make a distribution to AT&T prior to this offering. See “Description of Indebtedness”.

At December 31, 2017, we had $54 in total outstanding borrowings, which consisted of borrowings under the financing facilities of SKY Brasil discussed below. Our outstanding borrowings are described in Note 7 of the Notes to the Combined Financial Statements.

BNDES Financing Facility

Between March 2013 and May 2015, SKY Brasil entered into Brazilian Real-denominated financing facilities with Banco Nacional de Desenvolvimento Econômico e Social (“BNDES”), a government-owned development bank in Brazil, under which SKY Brasil borrowed funds for the purchase of set-top boxes. At December 31, 2017, SKY Brasil had no outstanding borrowings under the BNDES facility. At December 31, 2016, SKY Brasil had borrowings of R$137 ($42) outstanding under the BNDES facility bearing interest at a weighted-average rate of 7.12% per annum. Borrowings under the facility are required to be repaid in 30 monthly installments. The U.S. dollar amounts reflect the conversion of the Brazilian Real-denominated amounts into U.S. dollars based on the exchange rates of R$3.31/$1 U.S. dollar and R$3.26 / $1 U.S. dollar at December 31, 2017, and December 31, 2016, respectively.

The fair value of the outstanding borrowings under the BNDES facility was $40 at December 31, 2016. The fair value was estimated by discounting the future cash flows using rates currently available for debt of similar terms and maturity, which are Level 2 inputs under the Fair Value Measurement and Disclosure framework.

Desenvolve SP Financing Facility

In the second quarter of 2014, SKY Brasil entered into a Brazilian Real-denominated financing facility with Desenvolve SP, an agency created by the São Paulo State Government for economic development, under which SKY Brasil was permitted to borrow funds for the construction of a satellite and broadcast facility with a total commitment amount of R$601 ($181) to be released in annual installments over a period of 10 years. Each borrowing under the facility, including accrued interest, will be repaid in a single installment five years from the date of such borrowing. Installments are secured by a guarantee letter bearing interest of 0.9% per annum; this interest rate is subject to change if the coverage ratio on a certain financial metric exceeds specified levels. At December 31, 2017, SKY Brasil had borrowings of R$179 ($54) under the facility bearing interest of 2.5% per annum. The U.S. dollar amounts reflect the conversion of the Brazilian Real-denominated amounts into U.S. dollars based on the exchange rate of R$3.31 / $1 at December 31, 2017. At December 31, 2016, SKY Brasil had borrowings of R$150 ($46) under the facility bearing interest of 2.5% per annum. The U.S. dollar amounts reflect the conversion of the Brazilian Real-denominated amounts into U.S. dollars based on the exchange rate of R$3.26 / $1 at December 31, 2016.

Borrowings of principal amounts under the Desenvolve SP facility at December 31, 2017 mature as follows: R$50 ($15) in 2019, R$50 ($15) in 2020, R$53 ($16) in 2021 and R$26 ($8) in 2022. As of December 31, 2017 and 2016, we have accrued interest of $3 and $2, respectively, on the borrowings under the Desenvolve SP facility, which is included in “Accounts payable and accrued liabilities.”

The fair value of the outstanding borrowings under the Desenvolve SP facility was approximately $39 at December 31, 2017 and $28 at December 31, 2016. The fair value was estimated by discounting the future cash flows using rates currently available for debt of similar terms and maturity, which are Level 2 inputs under the Fair Value Measurement and Disclosure framework.

Related Party Note Payable to Parent

See “—Liquidity and Capital Resources—Summary Cash Flow Information—Related Party Note Payable to Parent”.

Contingencies

Venezuela Devaluation and Foreign Currency Exchange Controls. Companies operating in Venezuela are required to obtain Venezuelan government approval to exchange Bolivars into U.S. dollars and such approval has for several years been rarely granted to us. Consequently, our ability to pay U.S. dollar-denominated obligations and repatriate cash generated in Venezuela in excess of local operating requirements is limited. See “—Additional Significant Events Affecting the Comparability of Our Results of Operations-Devaluation and Foreign Currency Exchange Controls”.

Legal Contingencies

In March 2014, Anatel enacted the RGC, the Brazilian General Telecommunications Consumers Regulation. Among other things, the RGC prohibits providers of communications services from billing for their services in advance. The RGC provided a two-year grace period to migrate customers to a “billing in arrears” model. In July 2014 SKY Brasil began charging all new customers in arrears. Following commencement of a lawsuit by the Associação Brasileira de Televisão por Assinatura (“ABTA”) challenging the prohibition on “bill in advance” and other provisions of the RGC, in August 2014, a Brazilian court granted an injunction restricting Anatel from requiring the migration of legacy “bill in advance” customers. Following a decision adverse to the ABTA, the lawsuit is still pending on appeal. The appeals court lifted the injunction but ABTA has requested a reconsideration and Anatel has not thus far taken steps to require the migration of legacy customers to a new billing model. If SKY Brasil were to be required to immediately convert all of its existing “bill in advance” customers to “bill in arrears” customers, it could have a one-time impact of approximately $100 on the timing of recognition of our cash flows.

In Brazil we face significant contingencies related to the collection and payment of tax on “mass communications services”, also known as the “ICMS” tax. The ICMS tax is federally mandated, but is due to Brazilian states, and the exact amount of the tax and the allocation of payment of such tax among states is determined by state tax authorities. Based on long-standing agreements to which most Brazilian states adhere, the amount of ICMS collected from subscribers equals between 10%-15% of amounts paid for our services, depending on the state, and we pay 50% of ICMS collected to the state from which we uplink services (São Paulo) and 50% to the state in which a subscriber resides. We face numerous litigations with a number of states over both allocation of payment of ICMS taxes we withhold, as some states claim the right to receive 100% of taxes withheld on services rendered to customers resident in their state, as well as the amount of the taxes and the scope of services that are subject to ICMS taxes.

SKY Brasil is subject to claims by several state tax authorities related to the collection of ICMS taxes in cases where SKY Brasil has invoiced subscribers but has not subsequently collected the amounts invoiced, such as when a subscriber terminates the service agreement before the end of the month or requests a downgrade of the services provided. These cases involve some prior periods for which, in some instances, supporting documentation is difficult to recover. In one of these cases, with Rio Grande do Norte state, we received an adverse judgment based on our inability to provide supporting documentation that proved lack of receipt of payment from subscribers. Accordingly, during 2017 we completed a review of the sufficiency of documentary support for our position in these cases and recorded a reserve equal to $18 at December 31, 2017 to cover instances in which we determined our documentation to be inadequate to support our case in full.

In Brazil we are subject to an administrative review by tax authorities related to our amortization of goodwill that was generated when we purchased 19% of SKY Brasil from Globo in 2010. That transaction has generated a reduction of approximately $85 in income taxes for SKY Brasil. If the deductions are disallowed, in addition to paying the taxes, we could be subject to penalties of up to 150% of this amount plus interest.

Contractual Obligations and Commitments

The following table sets forth our contractual obligations as of December 31, 2017, including the future periods in which payments are expected. The amounts below do not include the related party payables to parent discussed above, which were $1,441 as of December 31, 2017.

	Payments Due by Period
	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
	(U.S. dollars in millions)
Long-term Debt Obligations (a)	$57	$—	$32	$25	$—
Related Party Note Payable to AT&T (b)	526	526	—	—	—
Purchase Obligations (c)	865	382	406	77	—
Operating Lease Obligations (d)	272	54	83	66	69
Capital Lease Obligations (e)	401	46	92	72	191
Satellite related obligations (f)	594	85	168	104	237

Total	$2,715	$1,093	$781	$344	$497

(a)	Long-term debt obligations include interest of $3 calculated based on the rates in effect at December 31, 2017. See Note 7 of the Notes to the Combined Financial Statements.
(b)	Related party note payable to AT&T includes accrued interest of $116. See Note 7 of the Notes to the Combined Financial Statements.
(c)

Purchase obligations consist primarily of programming commitments, sports rights agreements, service contract commitments and the purchase of services that we have outsourced to third parties, such as equipment purchase commitments. Programming commitments consist of guaranteed minimum contractual commitments that are typically based on a flat fee or a minimum number of required subscribers subscribing to the related programming. Actual payments may exceed the minimum payment requirements if the actual number of subscribers subscribing to the related programming exceeds the minimum amounts. Service contract commitments include minimum commitments for the purchase of services that have been outsourced to third parties, such as billing services, telemetry, tracking and control services and broadcast center services. In most cases, actual payments, which are typically based on volume, usually exceed these minimum amounts. These amounts include programming commitments which are not yet available and are not included on the Combined Balance Sheet. See Note 12 of the Notes to the Combined Financial Statements.
(d)	Certain of the operating leases contain variable escalation clauses and renewal or purchase options, which we do not consider in the amounts disclosed. See Note 4 of the Notes to the Combined Financial Statements.
(e)	Capital lease obligations include prepayments related to a satellite lease contract, which we expect to account for as a capital lease upon commencement. See Note 10 of the Notes to the Combined Financial Statements.
(f)	Satellite related obligations consist of orbital slots for our satellites. See Note 12 of the Notes to the Combined Financial Statements.

Off-Balance-Sheet Arrangements

As of December 31, 2017, we were contingently liable under standby letters of credit and bonds in the aggregate amount of $148 primarily related to payment guarantees and judicial deposits. We have no other off-balance sheet arrangements.

Contingencies

For a discussion of “Contingencies”, see Note 12 of the Notes to the Combined Financial Statements.

Critical Accounting Policies

In presenting our financial statements in conformity with GAAP, we are required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, costs and expenses and related disclosures.

Some of the estimates and assumptions that we are required to make relate to matters that are inherently uncertain as they pertain to future events. We base these estimates and assumptions on historical experience or on various other factors that we believe to be reasonable and appropriate under the circumstances. On an ongoing basis, we reconsider and evaluate our estimates and assumptions. Actual results may differ significantly from these estimates. Future results may differ from our estimates under different assumptions or conditions.

We believe that the critical accounting policies listed below involve our more significant judgments, assumptions and estimates and, therefore, could have the greatest potential impact on our financial statements. For further information on our critical and other significant accounting policies, see the Notes to the Combined Financial Statements.

Allowance for Doubtful Accounts. We record expense to maintain an allowance for doubtful accounts for estimated losses that result from the failure or inability of our customers to make required payments. When determining the allowance, we consider the probability of recoverability based on past experience, taking into account current collection trends as well as general economic factors, including bankruptcy rates. Credit risks are assessed based on historical write-offs, net of recoveries, as well as an analysis of the aged accounts and installment receivable balances with reserves generally increasing as the receivable ages. Accounts receivable may be fully reserved for when specific collection issues are known to exist, such as pending bankruptcy or catastrophes. The analysis of receivables is performed monthly, and the allowances for doubtful accounts are adjusted through expense accordingly. A 10% change in the amounts estimated to be uncollectible would result in a change in the provision for uncollectible accounts of approximately $6.

Depreciation of Set-Top Boxes. We currently capitalize the cost of our set-top boxes for which we retain ownership while in use by our customers. We depreciate set-top boxes over a three-to-five-year estimated useful life, which is based on, among other things, management’s judgment of the risk of technological obsolescence. Changes in the estimated useful lives of set-top boxes capitalized could result in significant changes to the amounts recorded as depreciation expense. If we extended the depreciable life of the set-top boxes by one year, it would result in an approximately $120 reduction in annual depreciation expense.

Asset Valuations and Impairments. We record assets acquired in business combinations at fair value. For impairment testing, we estimate fair values using models that predominantly rely on the expected cash flows to be derived from the use of the asset. Goodwill and trade names are significant assets on our combined balance sheets, where impairment testing is performed.

Goodwill and indefinite lived trade names are not amortized but tested at least annually for impairment. We test goodwill on a reporting unit basis by comparing the estimated fair value of each reporting unit to its book value. If the fair value exceeds the book value, then no impairment is measured. We estimate fair values using an income approach (also known as a discounted cash flow) and a market multiple approach. The income approach utilizes our 10-year cash flow projections with a perpetuity value discounted at an appropriate weighted average cost of capital.

The market multiple approach uses the multiples of publicly traded companies whose services are comparable to those offered by the reporting units. In 2017, the calculated fair value of the reporting units exceeded book value in all circumstances, and no additional testing was necessary. For the North Region and South Region reporting units, in the event of a 10% decrease in the fair values of the reporting units, the fair values would have still exceeded the book values of the reporting units. For Brazil, the fair value of the reporting unit exceeded the book value by 7%. The amount of goodwill allocated to the reporting unit was $2,673 as of our October 1, 2017 impairment assessment date. If either the projected rate of long-term growth of cash flows or revenues declined by 0.5%, or if the discount rate increased by 0.5%, the fair value of the Brazil reporting unit would still exceed the book value.

We review customer relationships and other finite-lived intangible assets for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable over their remaining life. For this analysis, we compare the expected undiscounted future cash flows attributable to the asset to its book value.

We evaluate the carrying value of long-lived assets to be held and used, other than goodwill and intangible assets, when events and circumstances warrant such a review. We consider the carrying value of a long-lived asset impaired when the anticipated undiscounted future cash flow from such asset is separately identifiable and is less than its carrying value. In that event, we recognize a loss based on the amount by which the carrying value exceeds the fair value of the long-lived asset. We determine fair value primarily using the estimated future cash flows associated with the asset under review, discounted at a rate commensurate with the risk involved, and other valuation techniques. We determine losses on long-lived assets to be disposed of in a similar manner, except that we reduce the fair value for the cost of disposal. Changes in estimates of future cash flows could result in a write-down of the asset in a future period.

Income Taxes. Our estimates of income taxes and the significant items giving rise to the deferred assets and liabilities are shown in Note 8 of the Notes to the Combined Financial Statements and reflect our assessment of actual future taxes to be paid on items reflected in the financial statements, giving consideration to both timing and probability of these estimates. Actual income taxes could vary from these estimates due to future changes in income tax law or the final review of our tax returns by federal, state or foreign tax authorities.

We use our judgment to determine whether it is more likely than not that we will sustain positions that we have taken on tax returns and, if so, the amount of benefit to initially recognize within our financial statements. We regularly review our uncertain tax positions and adjust our unrecognized tax benefits (“UTBs”) in light of changes in facts and circumstances, such as changes in tax law, interactions with taxing authorities and developments in case law. These adjustments to our UTBs may affect our income tax expense. Settlement of uncertain tax positions may require use of our cash.

The Tax Act was enacted on December 22, 2017. The Tax Act reduces the US federal corporate tax rate from 35% to 21%, requires companies to pay a one-time transition tax on earnings of certain foreign subsidiaries that were previously tax deferred and creates new taxes on certain foreign-sourced earnings. As of December 31, 2017 we have not completed our accounting for tax effects of enactment of the Tax Act; however we remeasured substantially all of our deferred tax assets and liabilities based on the rates at which they are expected to reverse in the future as a result of the reduction in federal tax rate and recorded a provisional amount for our one-time transition tax liability for our foreign subsidiaries. We continue to analyze certain aspects of the Tax Act and refine our calculations, which could potentially affect the measurement of these balances. The SEC has issued guidance that provides a “measurement period” whereby registrants can provide a reasonable estimate of the tax reform impact in their financial statements but can adjust that amount during the measurement period (expected to be a year or less). Our future results could include additional adjustments and those adjustments could be material. See Note 8 of the Notes to the Combined Financial Statements.

Contingent Matters. Determining when, or if, an accrual should be recorded for a contingent matter, including but not limited to legal and tax issues, and the amount of such accrual, if any, requires a significant amount of management judgment and estimation. We develop our judgments and estimates in consultation with outside counsel based on an analysis of potential outcomes. Due to the uncertainty of determining the likelihood of a future event occurring and the potential financial statement impact of such an event, it is possible that upon further development or resolution of a contingent matter, we could record a charge in a future period that would be material to our financial statements.

New Accounting Standards

Goodwill. In January 2017, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2017-04, “Simplifying the Test for Goodwill Impairment” (ASU 2017-04), which removes the second step of the goodwill impairment test that requires a hypothetical purchase price allocation. A goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. This guidance is effective for interim and annual reporting periods beginning after December 15, 2019 and will be applied prospectively. Early adoption is permitted for annual or any interim impairment tests with a measurement date on or after January 1, 2017. The adoption of this standard is not expected to have a material impact on our financial statements.

Income Taxes. As of January 1, 2017, we adopted ASU No. 2016-16, “Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory” (ASU 2016-16). Under ASU 2016-16, we recognize the income tax effects of intercompany sales or transfers of assets other than inventory (e.g., intellectual property or property and equipment) during the period of intercompany sale or transfer instead of the period of either sale or transfer to a third party or recognition of depreciation or impairment. The adoption of ASU 2016-06 did not have a material impact on the Company’s Combined Financial Statements.

Accumulated Other Comprehensive Income. In February 2018, the FASB issued ASU No 2018-02, “Income Statement- Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income” (ASU 2018-02) which is effective for years beginning after December 15, 2018. ASU 2018-02 allows entities the option to reclassify from accumulated other comprehensive income (accumulated OCI) to retained earnings the stranded tax effects resulting from the application of the Tax Act. Our preliminary assessment is that the impacts of adoption of ASU 2018-02 are de minimis and we have recorded no provisional adjustment, but we continue to evaluate.

Cash Flows. In August 2016, the FASB issued ASU No. 2016-15, “Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments” (ASU 2016-15), which provides guidance related to cash flows presentation and is effective for annual reporting periods beginning after December 15, 2017, subject to early adoption. The majority of the guidance in ASU 2016-15 is consistent with our current cash flow classifications.

Beginning with our 2018 interim reporting, we will adopt ASU No. 2016-18, “Statement of Cash Flows (Topic 230): Restricted Cash” (ASU 2016-18), requiring a reconciliation of cash and cash equivalents (restricted and unrestricted) either on the face of the statements of cash flows or in a footnote. As of December 31, 2017, we had a restricted cash and cash equivalents balance of $6.

Revenue Recognition. Beginning with our 2018 interim and annual reporting, we will adopt ASU 2014-09, “Revenue from Contracts with Customers (Topic 606),” as modified (ASC 606), using the modified retrospective method. This standard replaces existing revenue recognition rules with a comprehensive revenue measurement and recognition standard and expanded disclosure requirements. Under the modified retrospective method, we will apply the rules to all open contracts existing as of January 1, 2018, recognizing in beginning retained earnings for 2018 an estimated increase between $15 and $30 for the cumulative effect of the change. For interim and annual reporting for 2018, we will provide additional disclosures comparing results to those under previous accounting standards.

The key change in the standard that will impact our revenue recognition relates to the deferral of incremental contract acquisition costs, which will be recognized over the expected customer life. With respect to this change, we estimate our operating expenses to be slightly lower in the short-term, reflecting higher deferral of contract acquisition costs than amortization of previously deferred contract acquisition costs in the prior period.

Leases. In February 2016, the FASB issued ASU No. 2016-02, “Leases (Topic 842)” (ASU 2016-02), which replaces existing leasing rules with a comprehensive lease measurement and recognition standard and expanded disclosure requirements. ASU 2016-02 will require lessees to recognize most leases on their balance sheets as liabilities, with corresponding “right-of-use” assets and is effective for annual reporting periods beginning after December 15, 2018, subject to early adoption. For income statement recognition purposes, leases will be classified as either a finance or an operating lease without relying upon the bright-line tests under current U.S. GAAP.

Upon initial evaluation, we believe the adoption of ASU 2016-02 will impact the recognition of leases on our Combined Balance Sheets due to the recognition of a right-to-use asset and corresponding lease liability on our Combined Balance Sheets. The income statement recognition of lease expense appears similar to our current methodology. We are continuing to evaluate the magnitude and other potential impacts to our financial statements.

Deferred Income Tax Assets and Liabilities. In November 2015, the FASB issued ASU No. 2015-17, “Income Taxes (Topic 740)—Balance Sheet Classification of Deferred Taxes” (ASU 2015-17), which requires companies report their deferred tax liabilities and deferred tax assets, together as a single noncurrent item on their classified balance sheets. We elected to adopt ASU 2015-17 early in the preparation of our Combined Balance Sheets at December 31, 2017 and December 31, 2016.

Qualitative and Quantitative Disclosures About Market Risk

The following discussion and the estimated amounts generated from the sensitivity analyses referred to below include forward-looking statements of market risk which assume for analytical purposes that certain adverse market conditions may occur. Actual future market conditions may differ materially from such assumptions and the amounts noted below are the result of analyses used for the purpose of assessing possible risks and the mitigation thereof. Accordingly, you should not consider the forward-looking statements as our projections of future events or losses.

General

Our cash flows and earnings are subject to fluctuations resulting from changes in foreign currency exchange rates, interest rates and changes in the market value of our equity investments. We manage our exposure to these market risks through internally established policies and procedures.

Foreign Currency Risk

Transaction Exposure

We have customers in 11 countries in the Region and we invoice them in local currencies. Although we generally seek to match the currency of our obligations with the functional currency of the operations that support those obligations, we are not always able to do so. Where we are unable to do so, we have foreign currency exchange exposure. For example, approximately 88% of our programming costs and approximately 92% of our total operating costs are denominated in local currencies. The remainder, consisting mostly of exclusive rights to distribute certain sports and programming that is denominated in U.S. dollars or Euros, can expose us to fluctuations in foreign exchange rates. Accordingly, our operating results are impacted by foreign currency fluctuations. Our objective in managing our exposure to foreign currency changes is to reduce earnings and cash flow volatility associated with foreign exchange rate fluctuations. From time to time, we may enter into foreign exchange contracts to mitigate risks associated with foreign currency denominated assets, liabilities, commitments and anticipated foreign currency transactions. The gains and losses on derivative foreign exchange contracts offset changes in value of the related exposures.

As of December 31, 2017, we had no foreign currency exchange contracts outstanding. The impact of a hypothetical 10% adverse change in exchange rates on U.S. dollar-denominated monetary assets and liabilities would be a loss of $11 net of taxes, at December 31, 2017, a portion of which could be recorded in “Foreign currency translation adjustments” in our Combined Statements of Comprehensive Income.

Translation Exposure

We also are exposed to unfavorable and potentially volatile fluctuations of the U.S. dollar (our reporting currency) against the currencies of our operating subsidiaries when their respective financial statements are translated into U.S. dollars for inclusion in our consolidated financial statements. Cumulative translation adjustments are recorded in net foreign currency transaction loss as a separate component of other income (expense) – net. Any increase (decrease) in the value of the U.S. dollar against any foreign currency that is the functional currency of one of our operating subsidiaries will cause us to experience unrealized foreign currency translation losses (gains) with respect to amounts already invested in such foreign currencies. Accordingly, we may experience a positive or negative impact on our net (income) loss solely as a result of foreign exchange rates. Our primary exposure to foreign exchange rate risk during the year ended December 31, 2017 was to the Brazilian Real, the Argentine Peso and the Colombian Peso, representing 51%, 26% and 6% of our reported revenue during the period, respectively. In addition, our reported operating results are impacted by changes in the exchange rates for the Chilean Peso, the Peruvian Sol, the Uruguayan Peso and the Bolivar. We generally do not hedge against the risk that we may incur non-cash losses upon the translation of the financial statements of our subsidiaries and affiliates into U.S. dollars.

The relationship between (i) the Brazilian Real, the Argentine Peso, the Colombian Peso, the Chilean Peso, the Peruvian Sol, the Uruguayan Peso and the Bolivar and (ii) the U.S. dollar, which is our reporting currency, is shown below, per one U.S. dollar:

	As of December 31,
	2017	2016	2015
Spot Rates:
Brazilian Real	3.31	3.26	3.96
Argentine Peso	18.61	15.88	12.93
Colombian Peso	2,983.70	3,002.00	3,174.50
Chilean Peso	615.40	670.40	708.60
Peruvian Sol	3.24	3.36	3.41
Uruguayan Peso	28.70	29.18	29.92
Bolivar	3,340.82	672.92	198.45

	As of December 31,
	2017	2016	2015
Weighted Average Rates:
Brazilian Real	3.19	3.47	3.28
Argentine Peso	16.52	14.72	9.30
Colombian Peso	2,951.75	3,056.10	2,673.56
Chilean Peso	649.77	676.30	655.24
Peruvian Sol	3.26	3.39	3.19
Uruguayan Peso	28.58	30.09	27.28
Bolivar	1,730.61	428.44	22.44

Inflation Risk

We are subject to inflationary pressures with respect to labor, programming and other costs. While we attempt to increase our revenue to offset increases in expenses, there is no assurance that we will be able to do so. For example, we are required to obtain regulatory approval for price increases for our pay-TV services in certain countries in which we operate, and we are not always able to obtain the amount we seek. Therefore, expenses could rise faster than associated revenue, thereby resulting in a negative impact on our operating results, cash flows and liquidity. The economic environment in the respective countries in the Region is a function of government, economic, fiscal and monetary policies and various other factors beyond our control that could lead to inflation. We are unable to predict the extent that price levels might be impacted in future periods by the current state of the economies in the countries in the Region.

Interest Rate Risk

From time to time, we may be subject to fluctuating interest rates for variable rate borrowings, which may adversely impact our combined results of operations and cash flows. We had outstanding debt of $54 at December 31, 2017, which consisted of Brazilian Real-denominated financing facilities. For additional information, see Note 7 of the Notes to the Combined Financial Statements.

BUSINESS

Company Overview

We are a leading provider of digital entertainment services in South America, with approximately 13.6 million subscribers in the Region as of December 31, 2017. The Region in which we operate consists of eight countries in South America and three countries in the Caribbean. We are one of the two largest pay-TV providers in each country in which we operate, with the exception of Chile and Peru.

We began our operations in 1996 and since then have expanded by executing our strategy to provide the best digital entertainment experience anytime, anywhere in the Region. Our offerings and brands are widely recognized as market-leading. Through our scale and purpose-built technology, we offer customers a full range of international, regional and local content, including exclusive programming, tailored to each of the countries and certain sub-markets in the Region and delivered in a wide range of packages and features so that customers can receive our services in a manner best-suited to their needs.

We have a sustained track record of growth achieved through a combination of operational excellence, best-in-class customer service, technological innovation, new product introductions and strong brands. According to S&P Global, we accounted for approximately 35% of the total pay-TV and 50% of satellite TV subscriber growth across the Region from December 31, 2011 to December 31, 2016. Our success can be attributed to several factors that differentiate our company from our competitors. Specifically, we believe we:

•	Operate with a “think global, act local” philosophy, which leverages the expertise of our local, regional and lean senior management teams to drive best practices across the Region;

•	Offer best-in-class content, including premier sporting events, international programming and tailored local content;

•	Utilize low-cost, scalable technology best-suited to efficiently deliver the highest quality all-digital video experience across the Region;

•	Provide the best customer experience throughout the entirety of the customer relationship, driving demand, fostering loyalty and reducing churn;

•	Maintain leading, “top of mind” brands that are well-recognized in the Region; and

•	Understand how to navigate successfully the varied political and macroeconomic environments in the Region with innovative and flexible service offerings, including postpaid and prepaid entertainment services, as well as our TV Everywhere streaming service.

These differentiating attributes enable us to maintain a leadership position in the Region, while generating superior ARPU relative to other large pay-TV providers in the Region. For example, in 2016, our ARPU was 30% higher than América Móvil’s pay-TV ARPU in the Region, as reported by Ampere Analysis. In addition, we are the only scaled provider of prepaid pay-TV services in the Region.

We provide digital entertainment services to our customers on a postpaid and prepaid basis across three segments: Brazil, which distributes our offerings in Brazil under the SKY brand; South Region, which distributes our offerings in Argentina, Chile, Peru and Uruguay under the DIRECTV brand; and North Region, which distributes our offerings in Barbados, Colombia, Curaçao, Ecuador, Trinidad and Tobago and Venezuela also under the DIRECTV brand. We are a holding company, and conduct all of our operations through our subsidiaries and do not conduct any business operations of our own.

The graphic below highlights the geographic presence of our pay-TV customers as of December 31, 2017.

Geographic Presence of our Pay-TV Customers as of December 31, 2017

We believe the Region presents a significant opportunity for growth in pay-TV services. We are well-positioned to capitalize on this opportunity, which is driven by a number of factors, including:

•	Large, underpenetrated pay-TV market. Pay-TV is significantly underpenetrated in the Region relative to the United States and Western Europe. In 2016, of the 118 million TV households in the Region (excluding the Caribbean) only 38%, or 45 million TV households, subscribed to pay-TV compared to approximately 81% of the 121 million TV households in the United States and over 62% in other developed countries in Western Europe, such as France, Germany and the United Kingdom.

•	Increasing purchasing power. We believe the Region’s expected economic growth and the corresponding increase in disposable income provides a compelling opportunity to increase our subscriber base, capture additional customer wallet share and drive upsell of premium content add-ons.

•	Subscriber growth. Total pay-TV subscribers in the Region (excluding the Caribbean) grew at an 8.2% CAGR from 2010 to 2017 or approximately 19.5 million new pay-TV customers. This compares to a 1.0% average annual decline in subscribers in the United States over the same period. Due in large part to the low cost and superior reach of satellite technology, DTH in the Region (excluding the Caribbean) is expected to outpace other technologies, having grown at a 14.3% CAGR from 2010 to 2017, nearly four times faster than cable, and is projected to grow at a 3.4% CAGR from 2018 to 2020 or approximately 1.5 million customers, compared with cable, which is projected to grow at a 2.1% CAGR over the same period.

•

Underinvestment in broadband. Residential broadband penetration in the Region (excluding the Caribbean), at 36.2% in 2016, remains low relative to the United States and Western Europe. Average broadband speeds in the Region also lag those of more developed economies. In addition, the threat of disintermediation by mobile broadband offerings is lower relative to the United States and Western Europe, given the relatively lower data speeds and higher costs of mobile offerings in the Region. We believe this limits exposure to broadband-video cable bundling threats and reduces the competitive threat of over-the-top streaming video services.

We operate across the Region in areas that are characterized by significantly underserved markets, favorable competitive dynamics and diverse socio-economic characteristics. These markets are often underserved due to the lack of both concentrated purchasing power to support traditional cable infrastructure build-outs and product offerings that provide flexibility in service and price. By utilizing our unique pan-Regional scale, satellite infrastructure and distinct technological advantages, we believe we can reach these customers with more flexible, yet profitable, service offerings at varying price points. This allows us to increase our addressable market and successfully grow our customer base without meaningful incremental infrastructure investment and provides us with a significant competitive advantage.

Following the Acquisition, we developed a dynamic operating philosophy that enables us to target and address local markets, while also pursuing a cohesive group strategy. This philosophy empowers our local and regional teams to focus on operational decision-making while providing them with centralized infrastructure, strategy and support from a lean U.S.-based management team. Our “think global, act local” approach drives our superior customer experience and has instilled a culture of cost leadership and a focus on driving profitable growth. In addition, our local management teams’ compensation is determined based on a combination of the financial and operational performance of their local territories and our business as a whole, fostering collaboration across geographies.

Since the Acquisition, and in spite of the challenging economic conditions, we have enhanced our free cash flow across the Region by executing several initiatives, including:

•	Prioritizing the addition of higher quality subscribers over aggregate subscriber count;

•	Simplifying our organizational structure and reducing management layers;

•	Renegotiating supplier contracts to better leverage our pan-Regional scale, driving more of our operating costs into local currency;

•	Redesigning our set-top boxes, including a reduction in expected development costs, to improve the average cost of our set-top boxes by 34% in 2017 compared to 2016;

•	Focusing our investments on higher return projects and reducing investments in non-core products;

•	Standardizing and expanding the availability of our prepaid offerings across the Region; and

•	Further digitizing the customer experience to focus on self-help and automation, which reduces call volumes to our customer care centers, while simultaneously improving overall customer satisfaction.

Going forward, we expect to continue to drive free cash flow generation through our focus on four broad areas:

•	Profitably grow our subscriber base. By utilizing our data, insights and experience operating across the Region, and matching different customer segments with the right offerings, we aim to continue to take advantage of the underpenetration of pay-TV across the Region to grow our base of higher quality subscribers. Our scale also allows us to offer a prepaid service with attractive unit economics that further expands our total addressable market.

•	Increase incremental ARPU. We expect to continue to drive higher customer spend through our various forms of premium content add-ons, pay-per-view content and tiered channel packages. In addition, we anticipate that improved economic conditions will increase the purchasing power of our customers and further support our ability to drive incremental ARPU.

•

Drive margin expansion. We will continue to innovate and leverage our pan-Regional scale to improve margins and reduce costs. Our innovation has lowered set-top box, satellite dish and other equipment costs, reducing subscriber acquisition costs substantially since 2014. Our investments to modernize customer service platforms continue to drive efficiencies in our subscriber service expense performance. We focus our sales and distribution strategies on specific market opportunities in a manner that has helped to maximize return on marketing spend.

•	Improve customer experience. Our digital user interface is easy-to-use and feature-rich, and includes tools for content viewing, service and account management at our customers’ fingertips. As we continue to develop user interface features and functionality, we expect continued improvement in customer retention and reduced costs associated with call volumes to our customer care centers and customer service requests, while maintaining our high standards for customer service.

For the year ended December 31, 2017, our revenues were $5,568 million, as compared to revenues of $5,023 million for the year ended December 31, 2016. In addition, our net income was $222 million for the year ended December 31, 2017 as compared to a net loss of $356 million for the year ended December 31, 2016, and our Adjusted EBITDA was $1,245 million for the year ended December 31, 2017 as compared to $1,035 million for the year ended December 31, 2016.

	Successor		Unaudited Pro Forma(1)	% Change		Constant Currency % Change excluding Venezuela
	Year ended December 31, 2017	Year ended December 31, 2016	Year ended December 31, 2015	2017 to 2016	2016 to Unaudited Pro Forma 2015 Period	2017 to 2016	2016 to Unaudited Pro Forma 2015 Period
	(U.S. dollars in millions, except per subscriber amounts)
Revenues	$5,568	$5,023	$5,913	10.9%	(15.1)%	8.5%	10.8%
Brazil	2,827	2,661	2,823	6.2%	(5.7)%	(2.3)%	(0.2)%
South Region	1,951	1,638	1,797	19.1%	(8.8)%	28.7%	31.7%
North Region	674	589	1,136	14.4%	(48.2)%	6.3%	7.4%
EBITDA(2)	$1,205	$918	$111	31.3%	727.0%	23.7%	36.2%
Brazil	679	593	640	14.5%	(7.3)%	4.4%	(1.6)%
South Region (2)	506	418	451	21.1%	(7.3)%	37.0%	69.8%
North Region (2)	(23)	(143)	(976)	83.9%	85.3%	(12.9)%	73.1%
Adjusted EBITDA (3)	$1,245	$1,035	$1,163	20.3%	(11.0)%	24.5%	36.2%
Subscribers (as of the end of the period, in thousands)(4)	13,834	12,655	12,720	9.3%	(0.5)%
Postpaid	8,719	9,027	9,530	(3.4)%	(5.3)%
Prepaid	5,115	3,628	3,190	41.0%	13.7%
ARPU	$33.81	$33.03	$38.80	2.4%	(14.9)%	(0.8)%	11.8%
Postpaid	$45.86	$39.78	$43.96	15.3%	(9.5)%	12.7%	15.4%
Prepaid	$11.93	$14.55	$22.27	(18.0)%	(34.7)%	(22.1)%	4.8%

*	The sum of the segment amounts presented above excludes eliminations, adjustments and other impacts necessary for reconciliation to the total combined Company amounts.
(1)	Unaudited pro forma information for the year ended December 31, 2015 gives effect to the Acquisition as if it had occurred on January 1, 2015. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Additional Significant Events Affecting the Comparability of Our Results of Operations—AT&T Acquisition of DIRECTV”.
(2)	EBITDA includes Venezuelan currency devaluation charges and fixed and intangible asset impairment charges in Venezuela and Peru. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Additional Significant Events Affecting the Comparability of Our Results of Operations—Devaluation and Foreign Currency Exchange Controls”.
(3)	Adjusted EBITDA is equal to EBITDA less charges related to the remeasurement of net monetary assets in Venezuela and the impairments of fixed and intangible assets.
(4)

On January 1, 2017, we changed how we calculate prepaid subscribers across the Region and postpaid subscribers in Brazil. With respect to our prepaid subscribers, this change resulted in a one-time upward adjustment of 1,029,000 subscribers as of January 1, 2017, and, with respect to our postpaid subscribers in

Brazil, this change resulted in a one-time upward adjustment of 103,000 subscribers as of January 1, 2017. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Executive Overview and General Trends”.

Our Organizational Structure

The following diagram depicts our organizational structure, material operating subsidiaries and ownership information after giving effect to this offering.

Our Competitive Strengths

We believe our leading pan-Regional market position provides significant competitive advantages, meaningful financial benefits and clear economies of scale.

Focused and optimized business model

Our “pure play” business model enables management to intensely focus on our core competency—providing best-in-class digital entertainment services—as well as nearby adjacencies that enhance our customer experience, such as providing fixed wireless broadband in select markets.

Our “think global, act local” operating philosophy differentiates us from other digital entertainment service providers and is a competitive advantage critical to serving the various demographics within the Region. We derive significant benefits from our approach, including:

•	Empowering our local and regional management teams to make decisions and in-market customizations to quickly adapt to changing market conditions while upholding our core values and maintaining company objectives and a cohesive corporate strategy;

•	Fostering the sharing of best practices and ideas to ensure operational consistency, technological innovation and capital efficiency throughout the Region; and

•	Maximizing the benefits of our pan-Regional scale by utilizing centralized services, infrastructure, procurement and IT systems to minimize cost and maximize profitability.

Our operating philosophy enables each of our country operations to function as an innovation laboratory to test and develop products and best practices. These innovation laboratories were responsible for the successful design, implementation and expanded offering of our prepaid services. The initial product originated in Venezuela in 2006 to help expand our addressable market in a profitable manner that both limited our customer credit risk and provided a high quality, affordable product to our customers. We refined the offering in Argentina by adding self-installation and lowering the cost of our set-top boxes, facilitating the introduction of customized versions of our prepaid offering in other markets. Today, we offer our prepaid service throughout the Region and it is a key element of our growth strategy, enabling us to further penetrate underserved markets.

Differentiated content offerings

We believe our content is favorably differentiated from our competitors’ due to its quality, breadth and, in certain cases, exclusivity. Our diverse portfolio includes a wide array of award-winning international programming, premium movie and sports programming and tailored local content. In addition, in the South and North Regions we operate our own branded channels: DIRECTV Sports and OnDIRECTV.

•	DIRECTV Sports. DIRECTV Sports is a proprietary set of 24/7 channels we use to display exclusive coverage of flagship programming such as La Liga, the English Premier League and the NBA. We complement this programming with coverage of local and regional sports along with lively pre- and post-game analysis and other discussion programs that connect with viewers. We also use DIRECTV Sports as a platform to deliver enhanced coverage and special programming for quadrennial events such as the FIFA World Cup and the Copa America, including exclusive live match coverage in many markets.

•	OnDIRECTV. OnDIRECTV is used to offer a variety of general entertainment content and exclusive series, including original productions such as the International Emmy-nominated La Casa del Mar, and the upcoming El Futbol No Es Así, which we plan to release in 2018 after the FIFA World Cup.

We are also at the forefront of innovating premium content and content delivery. For example, we have partnerships with Torneos and WIN Sports that enable us to create highly engaging, premier sports experiences that our customers can watch anytime, anywhere. In addition, we enhance certain of our original productions with mobile and online features, which further increase our opportunity to interact with our customers. For example, in 2014, approximately 1.6 million customers across the South and North Regions downloaded our FIFA World Cup mobile app onto their smartphones and tablets.

In addition, our pan-Regional scale and reputation as a trusted distribution partner to content providers provide other distinct benefits.

•	We are a highly valuable partner for content providers seeking to maximize their reach in the Region. For example, Scripps Networks and AMC Networks chose to launch the Food Network Channel and the Sundance Channel, respectively, in the Region in partnership with us. We believe that their partnership with us helped those content providers succeed in launching on other platforms in the Region.

•	We have historically acquired, and expect to continue to acquire, rights to show premier sporting events, such as La Liga, the English Premier League, Copa America, and the FIFA World Cup in the South and North Regions. We believe that our regional scale gives us advantages over our competitors in acquiring and producing these rights. We are able to license the rights on a regional basis and to leverage production costs to distribute produced content—whether the games themselves or pre-game shows and other related programming—over the entire territory. In addition, we are able to subdivide and assign certain of those rights to other content providers or operators to partially recoup content costs while maintaining content differentiation for our customers.

•	We have the ability to negotiate more favorable terms with key suppliers, including programming partners.

We believe that our focus on delivering best-in-class content enables us to drive higher revenues from existing customers through post-paid premium content add-ons and prepaid subscriber recharges. As of December 31, 2017, 42% of our postpaid customers subscribed to premium content packages. As an example of the ability of compelling content to drive higher prepaid recharges, average recharge rates by prepaid subscribers in Ecuador in the days leading up to four of the most popular La Liga and Champions League soccer matches in April 2017 significantly exceeded recharges on other days, at increased rates of 21%, 23%, 29% and 56%, respectively, over the average recharge rates in that month.

Superior customer experience resulting in strong customer satisfaction

We have an unrelenting focus on providing a superior customer experience, which is an important driver of our overall value proposition and creates loyalty, improves retention and increases demand for our services. As a result, we receive top rankings in customer satisfaction surveys and significantly outperform our competitors in customer satisfaction. For example, in our 2016 benchmarking of NPS, we scored nearly 30 points better than our closest major competitor:

Pay-TV Provider	NPS
Vrio	36%
América Móvil	7%
Grupo Clarín	(5)%
Telefónica	(9)%

Source: Year end 2016 NPS phone survey data per Teleperformance Customer Experience Lab for Brazil and CEOP LATAM for the South and North Regions.

Additionally, in Brazil our SKY brand was awarded, for the third consecutive year, the “Premio CONAREC 2017” for Leadership in Customer Experience and Excellence in Customer Service and Relationship. We believe that this award, among others, demonstrates the valuable insight we have gained over our more than 20 years of operating history into how to effectively serve customers in both metropolitan and rural markets by providing an optimal mix of video channel options, postpaid and prepaid offerings and price points, as well as best-in-class customer service.

Purpose-built technology infrastructure with pan-Regional reach

Our technology infrastructure is purpose-built for high-quality, high-scale content delivery throughout the markets we serve, and we believe that it provides significant advantages as compared to many of our competitors. We believe our signal quality and reliability provide the best experience in the Region. Our programming is 100% digital, whereas, according to Business Bureau, approximately 23% of pay-TV subscribers in the Region still receive analog service. Digital transmission allows us not only to provide HD pictures in 100% of our coverage area, but also provides significantly better SD picture quality than many of our competitors’ SD signals. Digital signals are also significantly more efficient in delivering high resolution video formats like 4K and 8K, without noticeable quality degradation.

Our satellites service the entire Region. This provides a clear competitive advantage over cable-TV operators who use ground-based wired infrastructure to deliver their products and often have limited geographic coverage, given the costly infrastructure build-outs required to expand. In addition, our satellite-based service is highly scalable, allowing us to distribute hundreds of channels to millions of customers pan-Regionally with minimal incremental cost per additional subscriber and to quickly introduce new services and channels to a large number of customers. We utilize spot-beam and conditional access technology, allowing us to customize programming by country and, in certain circumstances, sub-markets, to better cater to market-specific segments and consumer preferences. This technology also facilitates the on-demand service provisioning that is critical to enabling our prepaid service. Our state-of-the-art broadcast centers support our satellites and ensure the quality, consistency and reliability of service that our customers demand.

We recently completed a significant upgrade cycle across our satellites and broadcast centers, allowing us to reach average service availability of 99.98% for our satellite fleet. Our satellite fleet is now fully redundant, as well as more powerful, with a stronger signal and better coverage of the Region. Our satellites are equipped with adequate capacity to carry new 4K and 8K video formats and increased programming to support our growth ambitions while maintaining superior image quality.

Extensive distribution network

We have an unparalleled ability to sell, install and support our services throughout the Region. We rely on a network of approximately 38,700 distribution points to sell our services, as well as a supporting network of approximately 14,000 installers and other technicians who further enhance our customer service effort. A scaled distribution network is a critical requirement for successful penetration of new locations across the Region, particularly for a new offering such as prepaid, which requires an extensive network of recharge and distribution points. Our extensive physical presence, which has been developed over our long operating history, is especially important for serving areas outside of major cities, where cash-based transactions are prevalent and many of our competitors do not currently have a significant presence. We believe it would be extremely difficult and costly for another party to replicate the breadth and depth of our distribution and support network, which, for example, we estimate covers more than 85% of the households in Argentina, Brazil and Colombia, in aggregate.

The table below represents the approximate number of distribution points and installers in each of our segments, as of December 31, 2017.

	Distribution Points	Installers
Brazil	12,700	8,500
South Region	14,400	2,800
North Region	11,600	2,700

Total	38,700	14,000

We augment our fixed distribution points with commission-based, traveling salespeople in the South and North Regions. These salespeople allow us to quickly and cost-effectively enter new markets and have been instrumental in driving increased penetration of our prepaid services.

Leading brands

Our SKY and DIRECTV brands are broadly recognized for offering the best content, leveraging the best technology and providing the best customer service. The strength of our brands is an important factor in our ability to attract and retain customers, which in turn enhances the attractiveness of our offerings to content providers. Our brands are aspirational and score highly in customer brand awareness and brand preference surveys, as demonstrated below, well above the actual penetration rate of our services across the Region.

Brand Attributes
	Vrio	Main Competitor(1)
Top of Heart	46%	19%
HD Leadership	47%	28%
Sports Programming Leadership	48%	28%

Source: Vrio brand study (2016) performed by CEOP LATAM, telephone methodology.

(1)	Calculated as a weighted average of study results for the largest cable provider and leading competitor in each of the following markets: Argentina, the Caribbean, Chile, Colombia, Ecuador, Peru, Uruguay and Venezuela.

In 2017, we won the Consumidor Moderno award, similar to the JD Power Survey in the United States, for the 13th consecutive year as the best pay-TV company in Brazil. We have won similar accolades across the Region, including Apertura’s Top 100 Companies with the Best Reputation in Argentina and Sello BCX IZO’s Best Customer Experience in Colombia.

Our strong brand reputation also enhances our ability to attract and retain what we believe are the most talented and experienced employees, which in turn fosters a strong corporate culture and furthers our success. In 2017, we were rated among the top 10 places to work in Argentina and Ecuador, and among the top 20 in Chile, according to Great Place to Work. Together, these elements help support our Region-leading customer retention rates.

Our Market Opportunity

The Region supports a population of over 400 million people, with $3.5 trillion in GDP in 2016 according to the IMF. When compared to the United States and most Western European countries, we face circumstances that are unique in the Region. For example, purchasing power is generally lower across socio-economic segments and national economies in the Region have historically experienced varying political and economic conditions. Over the last three years, some countries in the Region, notably Argentina and Brazil, have experienced challenging economic conditions. This caused consumers to reduce discretionary spending and led to elevated inflation and currency devaluations. Despite these conditions, our revenue and EBITDA grew in 2016 on a constant currency basis, excluding Venezuela. The economic climate in the Region improved in 2017 and is projected to continue improving over the next few years, with real GDP expected to grow across the Region at a 2% CAGR from 2017 to 2022, according to the IMF.

We believe that our markets present a significant opportunity for the growth of pay-TV services as a result of several key factors, including the following:

Large, underpenetrated pay-TV market. Pay-TV is significantly underpenetrated in the Region relative to the United States and Western Europe. In 2016, of the 118 million TV households in the Region (excluding the Caribbean) only 38%, or 45 million TV households, subscribed to pay-TV compared to approximately 81% of the 121 million TV households in the United States and over 62% in other developed countries in Western Europe, such as France, Germany and the United Kingdom.

Source: S&P Global as of December 31, 2017. Region excludes the Caribbean. Penetration calculated as pay-TV subscribers divided by total TV households.

In addition to low GDP per capita relative to the United States, we believe topography and low population densities drive this underpenetration. According to Business Monitor International, approximately 20% of the population lives outside of a major metropolitan area. Serving these populations with terrestrial-based cable infrastructure requires significant investment, and the lower population density and generally lower disposable income found in these areas makes it difficult to achieve a return on investment in line with industry norms. This provides DTH operators, such as us, an attractive opportunity to expand beyond dense metropolitan areas where competition from cable operators is more significant.

Increasing purchasing power. Real GDP for the Region is expected to grow at a 2% CAGR from 2017 to 2022 as estimated by the IMF, largely driven by an expanding middle class population. According to the IADB, the middle class in the Region (excluding the Caribbean) grew from approximately 20% of the population in 2003 to approximately 40% in 2015. We believe the Region’s expected economic growth and the corresponding increase in disposable income provides a compelling opportunity to increase our subscriber base, capture additional customer wallet share and drive upsell of premium content add-ons.

Subscriber growth. The Region has experienced significant growth in pay-TV subscribers, with an 8.2% CAGR from 2010 to 2017 (excluding the Caribbean). The majority of this growth has come from satellite offerings, underscoring our belief that topography and population density create significant challenges to cable-based pay-TV providers. DTH in the Region is expected to outpace other technologies, having grown at a 14.3% CAGR from 2010 to 2017, nearly four times faster than cable, and is projected to grow at a 3.4% CAGR from 2018 to 2020, compared with cable growing at a 2.1% CAGR over the same period.

Subscribers in the Region, by Technology (in millions)

Source: S&P Global as of December 31, 2017. Region excludes the Caribbean.

Underinvestment in broadband infrastructure. Residential broadband penetration remains low across the Region at 36.2% in 2016 (excluding the Caribbean) and is expected to grow to 51.8% by 2025. This compares with a penetration rate of approximately 70% to 95% in the United States, France, Germany and the United Kingdom. As with pay-TV, we attribute this to significant population dispersion outside of major cities and the resultant challenges in deploying infrastructure. Furthermore, the Region has lower average broadband speeds than developed countries. For example, in the first quarter of 2017, Akamai reported that across the Region, average broadband speeds in each of the countries was 5 to 10 Mbps (excluding Venezuela at an average of approximately 2 Mbps), and less than 35% of the population had speeds above 10 Mbps. This compares with the United States where average speeds are 18.7 Mbps and 67% of the population have speeds above 10 Mbps, and France, Germany and the United Kingdom where 31%, 53%, and 60% of the population, respectively, have broadband speeds above 10 Mbps. In addition to providing us an opportunity for targeted deployment of fixed-wireless broadband in support of our digital entertainment services, we believe these factors reduce the competitive threat from broadband-video cable bundles as well as OTT video streaming services that are common in the United States.

Source: S&P Global as of December 31, 2017. Region excludes the Caribbean. Penetration calculated as broadband subscribers divided by occupied households.

We believe that our competitive strengths give us the ability to capitalize on the market opportunity described above. Increasingly, we segment our markets to tailor our offerings based on local geographic market characteristics, including the availability and quality of local broadband.

For example, in Brazil we divide the market into three strata (which we refer to as black, grey and white) that we use to develop our postpaid and prepaid offerings. Cities in the black strata are characterized by having offerings of relatively high quality cable and broadband services, from multiple providers, including Brazil’s largest cable operator, NET, an affiliate of América Móvil. Cities in the grey strata are generally characterized by the presence of a pay-TV operator who is able to differentiate their service from SKY Brasil’s by offering broadband services and / or localized content. All other cities are reflected in the white strata. Cities in the white strata generally have few or no competitors. The table below highlights the opportunity for our postpaid offering in cities in the black strata, with only 51% pay-TV penetration and nearly 22 million households without high-speed broadband access (which we define as greater than 12 Mbps) and high GDP per capita relative to other cities. Similarly, the table highlights that cities in the white strata present a sizable opportunity for prepaid growth, with over 24 million households without high-speed broadband access. While GDP per capita is lower relative to cities in the black strata, we believe the pay-TV penetration, broadband access and competitive dynamics are particularly conducive to offering DTH services, and, in particular, to the profitable penetration of our prepaid offering.

Illustrative DTH Opportunity in Brazil

Strata	Number of Cities	Households(1) (in millions)	Pay-TV Penetration(2)	2016 GDP Per Capita (in US$)(3)	Households with No Broadband(4) (in millions)	Households with 12 Mbps or Less Broadband Access (in millions)	Households with Greater than 12 Mbps Broadband Access (in millions)

Black	169	26.0	51%	12,658	17.0	5.0	4.0
Grey	1,299	8.3	12%	5,818	4.6	2.4	1.3
White	4,102	28.5	16%	6,384	14.3	10.0	4.2

Total	5,570	62.7	30%	8,808	36.0	17.3	9.4

Source: Anatel, Instituto Brasileiro de Geografia e Estatĺstica (IBGE)

(1)	Number of households per strata is derived from the number of households per municipality, which is based on household size in 2010, as reported by IBGE’s estimate of population in 2010 and households per municipality in 2010, and subsequently applying that ratio to population per municipality in 2016.
(2)	Pay-TV penetration is calculated as total pay-TV subscribers in 2016 according to Anatel, divided by total households.
(3)	GDP per capita is calculated as total GDP in Brazilian Real divided by the total population within each strata as reported by IBGE. Brazilian Real amounts were translated into U.S. dollars using the December 31, 2016 exchange rate of R$3.26 / $1.
(4)	Assumes that each household represents one broadband access point (according to data from Anatel) and the difference between the number of households and the number of broadband access points accounts for households with no broadband.

Our Growth Strategy

We believe we are well positioned for growth and have a multifaceted strategy that builds upon our key strengths. Our strategy includes:

Strengthen our leadership position in premium postpaid and drive increased customer lifetime value

We are a leading digital entertainment services provider in the postpaid pay-TV market in the Region due to our differentiated content offerings, the quality of the services we provide and our superior customer experience. We intend to further strengthen our market leadership through the following initiatives:

•	Strengthen our position in HD and beyond. We will continue to broaden the depth of content available to our customers, such as with HD and 4K programming and local content, including country and city-specific programming. For example, we intend to provide a rich 4K experience for the 2018 FIFA World Cup.

•	Continue to focus on sales of premium services. We intend to leverage our best-in-class content and focus our sales and marketing efforts to drive sales of premium content add-ons. Our total postpaid premium penetration was 42% as of December 31, 2017 with Brazil at 41%, the South Region at 44% and the North Region at 39%. We continue to identify markets where we have opportunities to drive increased premium-package penetration, particularly for our sports and movies packages. In Argentina, we grew premium penetration from 37% at the beginning of 2016 to 46% as of December 31, 2017 through an enhanced targeting framework yielding annualized incremental revenue of approximately $25 million.

•	Further innovate new features and functionality. We are constantly seeking to enhance the customer experience and reinforce our “top of mind” brands by providing customers with more features and functionality in their TV viewing, particularly in terms of viewing options. We intend to develop new technologies and increase penetration of our existing technologies, such as our streaming TV Everywhere functionality and service-enhancing technologies such as smartphone applications that allow customers to track installers and reduce wait-time windows.

•	Further optimize subscriber acquisition costs. We plan to drive increased profitability through optimizing distribution channels, further digitizing customer service operations and innovating key elements of our cost structure. For example, we were able to reduce expected set-top box development costs by transitioning to a new middleware provider, and we were also able to modify the construction materials used in our satellite dishes resulting in cost savings of more than 20% in the South and North Regions.

We believe these initiatives will continue to drive ARPU and margin expansion as well as lower subscriber acquisition costs, all of which increase our customer lifetime value and drive incremental free cash flow.

Profitably increase penetration of our prepaid service

As the only pan-Regionally scaled provider of prepaid television services, we leverage our data, know-how and experience from providing postpaid pay-TV services in the Region to grow our prepaid offering. Since our prepaid offering was introduced in 2006 we have refined the underlying technology and operations to adapt to specific consumer preferences and market dynamics across the Region. In recent years we have steadily grown our prepaid customer base while also improving unit economics, and we intend to continue to increase the penetration and profitability of our prepaid services in a number of ways, including:

•	Further penetrate underserved markets. We believe the underserved markets across the Region represent a compelling opportunity for our prepaid business given the low penetration of pay-TV, growing middle class and very limited cable competition in more rural areas. For example, in 2012 we developed an innovative new prepaid offering to appeal to a segment of the Argentine market we considered to be underserved. We believe that this offering contributed to expanding pay-TV to new households, and that we were able to capture an outsized portion of this market growth. Between December 31, 2012 and December 31, 2017, overall pay-TV penetration in Argentina is estimated to have grown by over 850,000 households and, according to Business Bureau, our market share increased by over 700 basis points. We are leveraging this experience in Argentina to make a similarly structured prepaid offering in our other markets where we think there is a similar potential to reach underserved markets.

•	Drive continuous engagement. Given our prepaid customers’ ability to turn service on and off, we are constantly focused on customer engagement to maximize the frequency and length of recharges. We will continue to focus on ongoing touchpoints with customers, including SMS and on-screen messages, while curating premium content offerings that are provided in flexible prepaid packages to drive increased customer recharges. On average, across the Region (excluding Venezuela), we experience 1.25 recharges per customer per month, with an average recharge transaction value of approximately $10.70. The aggregate value of prepaid recharges increased by 35% and the corresponding recharge volumes increased by 23%, each between December 31, 2015 and December 31, 2017.

•	Deliver a premium experience. We continue to work with our content providers to increase the number of premium content offerings available to our prepaid customers. This, in combination with our ability to offer HD programming rather than SD, positions us to target underserved markets with a high-quality offering and encourage more frequent and longer recharges from existing customers. We believe we are the only pay-TV provider to offer a fully digital HD programming experience on a prepaid basis throughout the Region. We expect to see an increase in ARPU associated with our prepaid products resulting from the introduction of HD programming. For our postpaid products across the Region (excluding Venezuela), ARPUs for HD subscribers are more than 40% higher than ARPUs for SD subscribers.

•	Drive increased profitability. We continue to look for ways to lower our subscriber acquisition costs to increase the profitability of our prepaid subscriber base. For example, we are well into the process of migrating to a new prepaid set-top box design that we anticipate will lower the average cost by nearly 30% while also providing the same high-quality viewing experience of the postpaid set-top box. Given our prepaid customers must purchase their own equipment, this innovation will lower the barrier to entry for penetration, while reducing our subscriber acquisition expenses relative to revenue.

Targeted provision of fixed wireless broadband internet services

We provided fixed wireless broadband services to approximately 567,000 customers in Argentina, Brazil and Colombia as of December 31, 2017, and our network covered approximately 7.9 million households across those countries. Our broadband services target underserved markets, mostly in second and third-tier cities. We are able to provide these services efficiently because our fixed wireless network allows narrowly targeted deployment to specific areas. Our strategy is to invest in fixed wireless broadband services in support of our digital entertainment services and to focus on maximizing usage of existing towers with our existing spectrum holdings. Delivery of these services provides opportunities for bundling, which could attract new pay-TV customers and reduce churn. Our broadband services also provide us with know-how that we will use to evolve our next-generation offerings and determine how to expand our broadband offerings opportunistically.

Continue to modernize the way we provide content and services to our customers

We believe our experience demonstrates innovation, with data and technology providing insights into strategies for marketing, packaging and selling our services in the Region and maintaining high levels of customer engagement and satisfaction. This enables us to strengthen our brand, enhance the customer experience and improve profitability.

Our operating philosophy and pan-Regional scale further enable us to leverage individual markets as laboratories where we can develop and refine new products and services for deployment across the Region. We have regularly scheduled product and service feedback sessions with local market teams across the Region to ensure that we can identify best practices, including, for example, churn reduction strategies; postpaid premium marketing strategies, including inbound and outbound call scripts; prepaid recharge and premium marketing strategies; changes to our TV Everywhere applications to drive higher adoption and deeper engagement; refining content and programming line-ups, including streamlining initiatives to reduce costs; and customer acquisition and self-install equipment strategies to reduce costs. Three of our key initiatives are:

•	Anytime, anywhere consumption. We are continuing to develop web and mobile destinations to empower customers to seamlessly stream our content while out of the home, upgrade their package or purchase a pay-per-view movie. Whether through SMS, web, TV or mobile applications, we continue transitioning more of the customer viewing experience to digital platforms. For example, we plan to further enhance our DIRECTV Sports streaming product for the 2018 FIFA World Cup by providing the capability to deliver multiple angles, up-to-the-second statistics, player information, pitch heat maps and a virtual reality experience to immerse our customers into their favorite teams. We also continue to develop our TV Everywhere offerings with new content to enhance our streaming offering, which enables customers to access programming on any device without the need for a set-top box.

•	Enhanced user interface and customer experience. Our current user interface provides tools for viewing, service and account management needs at our customers’ fingertips. Customers, for example, can activate prepaid service, check a billing balance, recharge prepaid service, or troubleshoot viewing and account issues through one or a variety of our web, SMS or mobile applications. We continue to develop the user interface features and functionality to enhance the customer experience and lower our costs associated with call volumes to our customer care centers and customer service.

•

Using data to drive decision making. We collect and analyze consumer behavior and service performance data to provide valuable insights into ways we can improve our services and reduce our costs. Our continuous focus on resolving the top causes of customer care center calls led to enhancements in our self-care destinations, such as MiDirecTV, our online self-care platform. With the development of our online self-care platform, we have seen a significant increase in the number of interactions through this platform for self-care. Moreover, approximately 86% of those that use the self-care platform do not follow up with a customer service call, allowing us to better predict future customer needs and reduce call volumes to our customer care centers. Our proprietary subscriber data also enables us to hyper-segment the market, tailor our footprint expansion, increase our return on investment in new distribution channels and increase penetration of new locations. For example, in Brazil, we segment the market based on the amount and performance of wired infrastructure in place, and tailor our marketing and customer acquisition approach by geography according to this classification.

Drive margin expansion and cash flow generation through operational efficiency and productivity

Our Regional leadership and market position allow us to obtain greater scale in the acquisition of high-quality content, advanced technology, equipment and other assets on which we rely. In addition, our organizational structure facilitates our ability to drive pan-Regional efficiencies and ensure sharing of best practices across all countries. We believe these factors will allow us to meaningfully expand our margins and cash flows, and we believe we have several additional future opportunities, including:

•	Developing process improvements to remove excess overhead and streamline product delivery, billing, customer care centers and other functions to be more self-service and automated. For example, we expect ongoing cost savings from our recent redesign of our South Region management structure.

•	Further leveraging our digital customer service interface platform to drive efficiency, while maintaining our high level of customer satisfaction. For example, our prepaid customers can use SMS to recharge, rather than having to place a call to customer service or go in-person to a retail location. In our postpaid service offering, we are similarly focused on digital customer service, including through online bill pay, contract renewals or upgrades, and digital self-service offerings. For instance, in Brazil, we employ a “digital-first” customer service framework in which customers revert first to digital means of contact with us before being directed to our customer care centers for further assistance. This drove a reduction in calls from 0.8 calls per postpaid subscriber in January 2016 to 0.3 calls per postpaid subscriber in December 2017. We expect these initiatives to continue to attract customers across the Region to the digital platform and to benefit our cost structure.

•	Continuing to seek reductions in our subscriber acquisition costs. For example, improvements to our postpaid set-top boxes, and low-cost, HD capable prepaid set-top boxes have contributed $59 million to our savings in subscriber acquisition costs in 2017.

Our Products and Services

Digital entertainment services represent the majority of our business, accounting for approximately 97.9% of our revenue for the year ended December 31, 2017. We also provide fixed wireless broadband Internet services across select areas within Argentina, Brazil, and Colombia, targeting underserved markets, mostly in second- and third-tier cities. Fixed wireless broadband accounted for approximately 2.1% of our revenue for the year ended December 31, 2017.

Digital Entertainment Services

We offer a variety of digital entertainment services on a postpaid and prepaid basis, both of which include the delivery of our award-winning international programming, premium movie and sports programming and tailored local content. We also provide advanced services, which include HD, DVR and multi-room viewing. Our customers pay a base price determined by the market in which they are located, programming level of service, tier or package they receive and the type of equipment they select. Customers who subscribe to premium content add-ons, such as HBO or national soccer league games, are charged an additional amount. We also charge additional fees for pay-per-view programming or additional set-top boxes to support multiple televisions in the home.

As of December 31, 2017, we offered our customers in the South and North Regions up to 403 SD channels and up to 132 HD channels and offered our customers in Brazil up to 204 SD channels and up to 130 HD channels, depending on their market and level of service. We continue to launch additional HD channels to enhance our customers’ viewing experience.

Through our TV Everywhere, DIRECTVPlay- and SKYPlay-branded services, we also enable our digital entertainment customers to access their digital entertainment subscriptions on their mobile devices and outside of their homes.

Postpaid

Postpaid customers receive our services during a specified billing period and make payment for those services at the conclusion of the billing period. New customers typically sign an initial contract for a period of 12 months. Potential customers must meet our creditworthiness standards, and when they do not, we refer the customer to our prepaid offering. Postpaid customers access our service for a monthly fee by use of a set-top box and satellite dish for which we retain ownership. We provide installation services at no additional cost.

The following table illustrates the number of customers and ARPU for our postpaid offering.

	Year ended December 31, 2017	Year ended December 31, 2016	Unaudited Pro Forma 2015 Period
Postpaid Customers (in thousands, at period end)	8,719	9,027	9,530
Postpaid ARPU	$45.86	$39.78	$43.96

Prepaid

Prepaid customers pay in advance to receive our services for a specified period of time. New prepaid customers must acquire the satellite dish, antenna and set-top box by purchasing one of our prepaid kits sold through our distribution network. To keep the price point low, we typically include only one set-top box in a prepaid kit. These customers generally must either self-install or use a third-party installer of their choice, as we do not typically provide installation services.

Customers initially establish a prepaid account through local retailers, kiosks or our commission-based traveling salespeople. They are then able to “recharge” their account via SMS or in-person at local retailers to continue their service. Access to content automatically ceases once the balance of the customer’s prepayment expires. Customers can recharge at their discretion and may have periods without service before reestablishing service by recharging their account.

The following table illustrates the number of customers and ARPU for our prepaid offering.

	Year ended December 31, 2017	Year ended December 31, 2016	Unaudited Pro Forma 2015 Period
Prepaid Customers (in thousands, at period end)	5,115	3,628	3,190
Prepaid ARPU	$11.93	$14.55	$22.27

Postpaid and Prepaid Average Customer Profile – Argentina Example

Argentina is a mature market for our postpaid and prepaid products. The following table illustrates the average customer profile we have achieved for each product in Argentina. Though each of the countries in the Region will be different, we target achieving similar results in other jurisdictions.

Postpaid and Prepaid Average Customer Profile – 2017 Argentina Example (in U.S. dollars)

	Postpaid	Prepaid
ARPU	~$54	~$20
Variable margin % (programming and other)	~65-70%	~65%

Expensed subscriber acquisition costs	~$300-$350	~$150
Capitalized subscriber acquisition costs	~$250	$0

Fixed Wireless Broadband Internet Services

Across select areas within Argentina, Brazil, and Colombia, we offer broadband Internet services. As of December 31, 2017, we had approximately 567,000 broadband Internet customers and our network covered approximately 7.9 million households across those countries. Our broadband Internet services are offered with speeds ranging from 2 Mbps to 10 Mbps.

The majority of our broadband Internet services customers also subscribe to our pay-TV services, and receive services on a bundled basis. Customers subscribing to a service bundle typically receive a discount from the individual price of these services. Across Argentina, Brazil and Colombia, approximately 3.7% of our total pay-TV customers and 55.3% of our total broadband customers subscribed to a bundled service offering as of December 31, 2017, compared to 3.8% and 71.7%, respectively, as of December 31, 2016.

Our Programming

When curating and designing our content offerings, we take into account a number of factors that vary by market, including demographics, programming contract requirements, market research, customer preferences, channel capacity, competition, price sensitivity and regulation. We believe our content is favorably differentiated in the marketplace and is a critical factor in our customers’ purchasing decisions. We secure the vast majority of our programming from third parties such as Globo, HBO, ESPN, Fox and Turner.

We generally carry third-party content pursuant to written programming contracts, which typically have a term of three to five years, and are subject to negotiated renewal. We negotiate agreements with international and regional content providers on a Regional basis, through our U.S. and regional management teams, in order to leverage our scale, but tailor packaging, per-subscriber pricing and other terms at a country level. We generally negotiate country-specific content agreements through local management teams. Some of the premium content add-ons we offer our customers are subject to a revenue-sharing arrangement with the content provider.

We carry a variety of broadcast channels, which in some countries are available to us on a “must carry” basis and in other countries require retransmission consent from the broadcasters, to whom we may have to pay a fee for such consent.

We strive to negotiate local-currency pricing for our programming, providing a natural hedge against foreign currency exchange movements. For the year ended December 31, 2017, approximately 88% of our programming costs and approximately 92% of our total operating costs were denominated in local currencies.

Our largest content provider by programming cost is Globo, from which we license the TV Globo broadcast channel, pay-TV channels, such as SporTV, GloboNews and GNT, and premium services such as the Telecine movie service and Brasileirao, a premium service consisting of Brazil’s national soccer league games. Our other major content providers include Fox, HBO, Disney/ESPN and Turner, and together with Globo, represented over 80% of our programming costs for the year ended December 31, 2017.

In Brazil, all pay-TV operators, including us, are subject to legal limitations on the ability to engage in programming and production activities and cannot license rights from some Brazilian leagues and teams on an exclusive basis. Accordingly, we do not offer services such as our DIRECTV Sports and OnDIRECTV channels to Brazilian customers.

We own several non-controlling interests in production businesses and certain channels that we distribute, all of which we consider to have strategic value for our business. For example, we own a 61.5% economic stake and 50% voting interest in Torneos, which is a leader in sports rights licensing, marketing and production, and to which we contract much of the production for sporting events and for DIRECTV Sports. Torneos also owns 50% of Tele Red Imagen S.A., which produces and sells the TyC Sports Channel, a leading Argentine pay-TV sports channel. We also own a non-controlling 50% interest in WIN Sports, a Colombian pay-TV sports channel which holds Colombia soccer league rights through 2026. The Colombian broadcaster RCN is the other owner of WIN Sports.

Our Content Delivery Infrastructure

Satellites

We provide our pay-TV services using six geosynchronous satellites, each of which was commissioned by us from Intelsat and was built to our specifications. We have entered into contracts for the life of the satellites whereby Intelsat manages and operates our satellites for an ongoing monthly or annual fee, which is reflected in our annual operating expenses. Where a replacement satellite is necessary, we generally commission the construction of a replacement four years prior to the end of a satellite’s orbital life.

Our purpose-built satellite fleet covers the entire Region and has the following characteristics:

Satellite	Own / Lease	Launch Date	Frequency Band	No. of Trans- ponders	MHz	Orbital Slot	Segment(s) Served / Primary	End of Manufac- turing Life (1)	End of Orbital Life
G3C	Lease	June 2002	Ku	28	24	95°W	South Region; North Region	2017	2023

DLA-1	Lease	October 2014	Ku	80	32 x 24 48 x 36	95°W	South Region; North Region Primary	2029	2036

DLA-2	Lease	June 2016	Ku	80	36	95°W	South Region; North Region	2031	2037

IS-11	Lease	October 2007	Ku	18	36	43°W	Brazil	2022	2022

SKY B-1	Own	February 2017	Ku/Ka	60	36	43°W	Brazil Primary	2032	2034

IS-16 (2)	Lease	February 2010	Ku	24	36	76°W	Brazil	2025	2035

(1)	End of manufacturing life corresponds to design life of satellite.
(2)	IS-16 is jointly owned with Innova, S. de R.L. de C.V. (DBA SKY Mexico), an entity in which AT&T has a 41% ownership interest.

Our satellite fleet is difficult to replicate for several reasons:

•	New satellite construction typically takes three to four years and costs approximately $250 million to $350 million, depending on specifications and size.

•	Our in-orbit continuity plans include redundancy within the fleet.

•	Our satellites are primarily Ku band, which is the optimal frequency for DTH distribution due to its ability to support the highest quality signal with the smallest antenna size and have the least susceptibility to degradation of the signal during certain atmospheric conditions. Under our agreements with Intelstat, we have exclusive rights in this frequency at our orbital slots at 95°W and 43°W.

•	For our territories, our exclusive orbital slots provide optimal look angles for our customers on the East and West coasts and ensure customers receive a high quality signal with a smaller antenna.

For the South and North Regions, DLA-1 is our main operating satellite, with DLA-2 and G3C acting as in-orbit backups. Our lease of G3C expires in December 2020, after which time we will rely exclusively on DLA-2 for back up. In Brazil, SKY B-1, which was launched in February 2017, will, over time, become our main operating satellite, replacing IS-11, which will become its back-up satellite. IS-16 is a jointly owned satellite between SKY Brasil and Innova, S. de R.L. de C.V. (DBA SKY Mexico), an entity in which DIRECTV has a 41% ownership interest. DLA-1, DLA-2 and SKY B-1 increased our ability to use spot-beam technology to direct specific content to specific countries and in certain circumstances, to specific sub-markets.

Broadcast Centers

We have five broadcast centers that we use to uplink our signal to our satellite fleet. Programming content is delivered to these facilities from content providers by fiber or satellite, and is then processed, compressed, encrypted and uplinked to satellites for delivery to consumers. We have built significant redundancies into our broadcast center infrastructure, which currently operates with a 99.98% uptime, such that there would be no significant loss of channels or programming if any piece of equipment or function at our broadcast center were to go offline. The number and regional distribution of our broadcast centers provides our business with protection from natural disaster, accident or geopolitical risks that could disrupt our facilities. With enough spare and offline equipment at each site, the loss of any one broadcast center could largely be absorbed with little or no channel loss. The following table shows the specifications of each of our broadcast centers:

Center Name	Own/Lease	Location	Satellite Uplink
California	Own	Los Angeles, California	South Region; North Region
Argentina	Lease – ends 2022	Buenos Aires, Argentina	South Region; North Region
Tambore	Own	São Paulo, Brazil	Brazil; South Region; North Region
Jaguariuna	Own	São Paulo, Brazil	Brazil; South Region; North Region
Venezuela	Own	Caracas, Venezuela	South Region; North Region

Fixed Wireless Broadband

We currently maintain licenses to spectrum in each of Argentina, Brazil, Colombia and Venezuela to deliver broadband Internet services. In Argentina, we provide fixed wireless broadband Internet services in Mendoza, Cordoba and parts of greater Buenos Aires pursuant to licenses to use 50 MHz of 3.6 GHz band spectrum in seven geographic areas within Argentina. In Brazil, we hold 21 licenses to use 35-50 MHz of 2.5 GHz spectrum to provide fixed wireless broadband Internet services in approximately 680 different municipalities pursuant to a multimedia communications license. In Colombia, we provide fixed wireless broadband Internet services pursuant to a national license to use 70 MHz of 2.5 GHz band spectrum. In Venezuela, we acquired a license to use 40 MHz of 2.5 GHz band spectrum to provide wireless services in Venezuela, however, to date we have not been able to build out our service delivery in Venezuela. See “Regulation”.

Customer Care Centers

We provide award-winning customer service through six customer care centers located throughout the Region that serve customers pan-Regionally. We have approximately 5,100 company employees in our customer care centers and approximately 11,000 third party contractors in third party centers. We actively foster sharing of best practices across our customer care center operations and train our representatives so that they can respond to customers in ways that maximize our brand value, enhance retention and improve profitability.

We have made investments in our digital customer service interface platform and are focused on continuing to drive these efficiencies, while maintaining our high level of customer satisfaction. For example, prepaid customers can now use SMS to recharge, rather than placing a call to customer service or going in-person to a retail location. Our web and mobile destinations empower customers to check a billing balance, upgrade their package, or even purchase a pay-per-view movie without picking up the phone and calling.

Our Distribution, Sales & Marketing

Distribution

A core component of our Regional service is the expansive distribution network we have built over our more than 20 year operating history. Our approximately 38,700 distribution points are comprised of third-party dealers and retail establishments. This network is complemented by approximately 14,000 installers and other technicians who are positioned to respond to customer service needs quickly and reliably. In addition, we augment our fixed distribution points with commission-based, traveling salespeople in the South and North Regions. We believe it would be difficult to replicate the breadth and depth of our distribution network, which, for example, we estimate covers more than 85% of the households in Argentina, Brazil and Colombia, in aggregate.

We have three primary channels through which we market and deliver our products to customers across the Region.

•	Dealers. We maintain partnerships with approximately 15,000 third-party dealers who distribute our products and services, and who sell our set-top boxes under a commission-based compensation structure. Dealers tend to operate through small retail locations and must adhere to our quality standards.

•	Retailers. Retailers consist of grocery, hardware and big box stores and other similar retailers that are operated by third parties, and are often located in our more mature markets. We have a network of nearly 14,000 retailers across the Region.

•	Commission-Based, Traveling Salespeople. These company employees cover a 100 to 300 kilometer radius territory in the South and North Regions and receive a base salary plus commissions. They are our primary means to reach underserved or underpenetrated areas. This distribution channel has been particularly successful increasing prepaid penetration in Colombia and Argentina.

Most of our sales in Brazil are through dealers, although we also sell our postpaid products through company-operated telesales, web-based sales and other channels. Outside of Brazil, in the South and North Regions, we have a more even distribution among our three primary channels, with only a small percentage of our sales attributed to other channels. Within each country and geographic region, the distribution channel mix is reflective of the market maturity and product mix.

Sales and Marketing

Our sales and marketing strategy is closely aligned with our operating philosophy – cohesive at the group level and customized at the local level. We develop promotional materials and messages that focus on the ease with which a customer can order our products and services, and highlight our differentiated, premium entertainment experience offering. Among other factors, we monitor customer perceptions, marketing efforts and competition, in order to increase our responsiveness and the effectiveness of our efforts. For our postpaid offering, most of our marketing is through mass media, such as TV and outdoor advertisements. For our prepaid offering, most of our marketing is through local radio or local newspapers, as well as word-of-mouth. Our prepaid business also has a number of built-in features to promote recharge, such as display of customer account balance each time the set-top box is switched on, and SMS and email reminders with information on how to recharge.

Equipment Suppliers

We rely on third parties to manufacture our set-top boxes, satellite dishes and other equipment. Our manufacturers are also responsible for sourcing the component parts of our set-top boxes. We typically are invoiced in U.S. dollars under our manufacturing arrangements, with the exception of Brazil, where we contract with a local manufacturer whose fees are invoiced in Brazilian Real.

Our Competition

We are a leading provider of digital entertainment services in the Region. In most of the countries in which we operate, we are one of the two largest pay-TV providers based on the number of subscribers.

Country	Our Market Share
Brazil	28%
North Region
Caribbean	14%
Colombia	17%
Ecuador	31%
Venezuela	38%
South Region
Argentina	32%
Chile	18%
Peru	11%
Uruguay	24%

Source: Business Bureau as of December 31, 2017

We primarily compete with large operators, such as América Móvil and Telefónica, which provide services in multiple countries using different technologies (cable, DTH, IPTV) and local operators, which generally operate in three or fewer countries. In some markets, América Móvil and Telefónica provide both cable and DTH services.

Pay-TV Provider	In-Region Countries of Operation
América Móvil	Brazil, Chile, Colombia, Ecuador, Peru
Telefónica	Brazil, Chile, Colombia, Peru, Venezuela
Grupo Clarín	Argentina, Uruguay
Oi	Brazil
Millicom	Colombia
Liberty Global	Chile
CNT	Ecuador

Source: Business Bureau as of December 31, 2017

Principal Competitors.

•	Brazil. América Móvil is the largest pay-TV provider in Brazil, with total market share of 52%, providing both cable TV services, through its Net Serviços subsidiary, and DTH services, through its Claro TV subsidiary, with cable representing approximately three-quarters of its total pay-TV subscribers. The other significant providers in Brazil are telecommunication providers, Telefónica and Oi, which also offer both cable and DTH services, neither of which has a market share in excess of 10%.

•	South Region. In each of the countries in the South Region, the largest pay-TV provider is a cable operator, other than Uruguay where we are the leading pay-TV provider. In Argentina, Cablevisión, a subsidiary of Argentina’s leading media group, Grupo Clarín, has a market share of 39%. In Chile, Liberty Global’s VTR has a market share of 34%, and in Peru, Telefónica’s Movistar has a market share of 54% (approximately a fifth of which are DTH subscribers). Grupo Clarín has recently merged Cablevisión with Telecom Argentina, a leading provider of fixed and wireless broadband and telephony services. In Argentina, we are currently the only significant provider of DTH services, as cable and telephone companies are restricted by law from providing DTH services. In Chile, however, both América Móvil’s Claro and Telefónica’s Movistar provide DTH services.

•	North Region. In the North Region, we are the largest pay-TV provider in both Ecuador and Venezuela. In Colombia, América Móvil’s Claro provides cable services and is the largest pay-TV provider, with a market share of 37%. We also compete in Colombia with Millicom’s UNE/EPM, a telecommunications provider that has a 16% pay-TV market share, and with Telefónica’s Movistar, which provides DTH services and has a market share of 8%. Ecuador’s state-owned telecommunications company, CNT, provides DTH services and has a 24% market share in that country.

Other Competitors. We face competition from a variety of other providers of video services as well.

•	OTT. Over-the-top sources of content that target direct delivery to the consumer, such as Netflix, are gaining in popularity. Their services rely on the availability of high-speed Internet and requisite bandwidth during peak times to support consumption patterns of its users. Such conditions are typically more prominent in urban and densely populated areas which are generally well-serviced by cable providers.

•	IPTV. In wealthier metropolitan areas in the Region, particularly in Brazil, fixed line incumbents have started to build out IPTV networks capable of providing high speed broadband and video services, and have announced plans to increase such investments.

•	Piracy. Our industry also faces competition from piracy, which accounts for a large percentage of pay-TV viewership across the Region. Piracy takes a number of forms, ranging from signal theft to encryption key sharing to online video piracy, to entities that underreport the number of subscribers in order to lower their tax burden and content fees. See “Risk Factors—Risks Related to Our Business—Pay-TV piracy has significantly affected our industry and is expected to continue to do so”.

Intellectual Property

We currently rely on a combination of patent, trade secret, copyright and trademark law, together with licenses, non-disclosure and confidentiality agreements and technical measures, to establish and protect proprietary rights in our products. AT&T holds U.S. and foreign patents covering various aspects of our products and services. We also rely on commitments of our technology providers to have obtained all of the necessary patents and other intellectual property rights required for us to use their technologies. We also believe that, in some areas, the improvement of existing products and the development of new products, as well as reliance upon trade secrets and unpatented proprietary know-how, are important in establishing and maintaining a competitive advantage. We believe, to a certain extent, that the value of our products and services is dependent upon our proprietary software, hardware, and other technology. Generally, we enter into nondisclosure and invention assignment agreements with our employees, subcontractors, and certain customers and other business partners.

Any costs that we may incur in the future in order to obtain intellectual property licenses could be material. Damages in patent infringement cases can be substantial, and in certain circumstances can be trebled. To the extent that we are required to pay unanticipated royalties to third parties, these increased costs of doing business could negatively affect our liquidity and operating results.

Historically, most of our middleware and other critical technology has been developed by AT&T, and as part of the Separation we will enter into an agreement under which we will license rights to such technology. In addition, as part of the Separation, we will continue to license the use of the “DIRECTV” and the Cyclone Design trademarks from AT&T on a perpetual, royalty-free basis. We have and will continue to license the “SKY” brand from Sky International AG on a perpetual, irrevocable royalty-free basis for use in the provision of pay-TV services in Brazil, Mexico, Central America and the Caribbean. In addition, we have a limited license from Sky International AG to use the “SKY” trademarks in Brazil for other services.

For future-generation set-top boxes, we are currently working with non-affiliated, third party providers to develop our middleware and set-top boxes at a lower cost and with functionalities designed specifically for our postpaid and prepaid offerings.

Employees

As of December 31, 2017, we had approximately 12,600 employees, of which approximately 4,500 were covered under collective bargaining agreements and, of which only 269 were located in the United States, including 8 members of our management team.

We operate with a lean corporate management team based in the United States that facilitates our cross-platform coordination, manages our multi-national programming purchasing, aligns our technology infrastructure, and leverages corporate services that take advantage of our pan-Regional scale. Though most of our management functions remain within our operating regions and local management teams, information and best practices flow freely.

Properties

Our primary properties consist of our satellites and broadcast centers. See “—Our Content Delivery Infrastructure”. We also lease various premises in the United States and throughout the Region that we believe are sufficient to meet our current and projected operating needs.

Legal Proceedings

We are from time to time subject to claims and litigation arising in the ordinary course of business, including the matters described below. Although the outcome of any pending matters, including the matters described below, and the amount, if any, of our ultimate liability and any other forms of remedies with respect to these matters, cannot be determined or predicted with certainty, we do not believe that the ultimate outcome of these matters will have a material adverse effect on our business, results of operations or financial condition. Claims and litigation for which we are subject may include, among other things, allegations of violation of U.S. and foreign competition law, labor laws, consumer protection laws, and regulations, as well as claims or litigation relating to intellectual property, breach of contract and tort. We operate in multiple jurisdictions and, as a result, a claim in one jurisdiction may lead to claims or regulatory penalties in other jurisdictions. We intend to defend vigorously against any pending or future claims and litigation.

We have been the subject of other claims and litigation in the past, and could be the subject of additional litigation and regulatory or judicial proceedings or investigations in the future.

In March 2014 Anatel enacted the RGC, the Brazilian General Telecommunications Consumers Regulation, which, among other things, prohibits providers of communications services from billing for their services in advance. The RGC provided a two-year grace period to migrate customers to a “billing in arrears” model. In July 2014, SKY Brasil began charging all new customers in arrears. Following commencement of a lawsuit by ABTA challenging the prohibition on “bill in advance” and other provisions of the RGC, in August 2014, a Brazilian court granted an injunction restricting Anatel from requiring the migration of legacy “bill in advance” customers. Following a decision adverse to the ABTA, the lawsuit is still pending on appeal. The appeals court lifted the injunction but ABTA has requested a reconsideration and Anatel has not thus far taken steps to require the migration of legacy customers to a new billing model. If SKY Brasil is required to immediately convert all of its existing “bill in advance” customers to “bill in arrears” customers, it could have an impact of approximately $100 million on the timing of recognition of our cash flows.

In Brazil we face significant contingencies related to the collection and payment of tax on “mass communications services”, also known as the “ICMS” tax. The ICMS tax is federally mandated but is due to Brazilian states, and the exact amount of the tax and the allocation of payment of such tax among states is determined by state tax authorities. Based on long-standing agreements to which most Brazilian states adhere, the amount of ICMS collected from subscribers equals between 10-15% of amounts paid for our services, depending on the state, and we pay 50% of ICMS collected to the state from which we uplink services (Sao Paulo) and 50% to the state in which a subscriber resides. We face numerous litigations with a number of states over both allocation of payment of ICMS taxes we withhold, as some states claim the right to receive 100% of taxes withheld on services rendered to customers resident in their state, as well as the amount of the taxes and the scope of services that are subject to ICMS taxes.

SKY Brasil is subject to claims by several state tax authorities related to the collection of ICMS taxes in cases where SKY Brasil has invoiced subscribers but has not subsequently collected the amounts invoiced, such as when a subscriber terminates the service agreement before the end of the month or requests a downgrade of the services provided. These cases involve some prior periods for which, in some instances, supporting documentation is difficult to recover. In one of these cases, with Rio Grande do Norte state, we received an adverse judgment based on our inability to provide supporting documentation that proved lack of receipt of payment from subscribers. Accordingly, during 2017 we completed a review of the sufficiency of documentary support for our position in these cases and recorded a reserve equal to $18 million at December 31, 2017 to cover instances in which we determined our documentation to be inadequate to support our case in full.

In Brazil we are subject to an administrative review by tax authorities related to our amortization of goodwill that was generated when we purchased 19% of SKY Brasil from Globo in 2010. That transaction has generated a reduction of approximately $85 million in income taxes for SKY Brasil. If the deductions are disallowed, in addition to paying the taxes, we could be subject to penalties of up to 150% of this amount plus interest.

REGULATION

We are subject to comprehensive regulation by various regulatory regimes in each of the countries where we operate in the Region. We are also subject to the rules and procedures of the International Telecommunication Union (“ITU”), a specialized agency of the United Nations, which coordinates global telecommunications spectrum, networks and services. The satellites we use and our earth stations (the satellite uplink facilities) are licensed by the Federal Communications Commission (“FCC”). In addition, we are also subject to the import and export control laws and regulations of the countries in which we operate with respect to telecommunications equipment and services. Noncompliance with applicable legislation or regulations could result in suspension or revocation of our licenses or authorizations, the termination or loss of contracts or the imposition of contractual damages, civil fines or criminal penalties.

The following is a summary of certain regulations and legislation and is not intended to describe all present and proposed government regulation and legislation affecting our business. In addition, government regulations that are currently the subject of judicial or administrative proceedings, draft legislation or administrative proposals could impact us and our industries to varying degrees. Changes in the current regulatory environments, the interpretation or application of current regulations or future judicial intervention in those countries could impact our business and government regulations that we currently deem not material and could have a material impact on our business.

Summary of Material U.S. Regulatory Matters

The following is a summary of certain U.S. regulatory matters and is not intended to describe all U.S. present and proposed government regulation and legislation affecting our business.

•	Our satellite operations are subject to applicable FCC regulation in the following areas:

•	The licensing of DBS and DTH satellites, earth stations and ancillary authorizations;

•	The assignment of frequencies and orbital slots, the relocation of satellites to different orbital locations, the extension of licenses for existing satellites, and the replacement of an existing satellite with a new satellite;

•	Terms and conditions of assignments and authorizations, including required timetables for construction and operation of satellites; and

•	Avoidance of interference between DBS/DTH operations and operations of other entities that make use of terrestrial radio spectrum.

•	The broadcast antennas at our California Broadcast Center are licensed by the FCC for 15 year terms. Upon expiration of a license term, the FCC has the option to extend the license, authorize operation for a period of time on special temporary authority or decline to extend the license.

•	Import and Export Control Regulations: as a U.S. entity we are covered by U.S. sanctions laws administered by the United States Commerce, State and Treasury Departments. These provisions prohibit certain transactions with certain individuals, entities and individuals or entities in certain countries. In addition, imports to our in-Region operations that pass through or otherwise touch the United States, or are based on U.S. origin technology, are covered by the United States export control laws.

Summary of Material Non-U.S. Regulatory Matters

As a DTH licensee and operator, we are subject to a variety of requirements, regulations and intellectual property laws that could materially affect our business. These include the following:

Licenses. We provide pay-TV and broadband services pursuant to licenses or permits issued by governmental authorities in each country in which we operate. In some countries we also license spectrum from governmental authorities. In all cases these licenses require us to comply with the terms and conditions of the licenses, and our failure to do so can result in a fine or termination of the license. Such licenses also must be renewed, at times at additional cost to the company.

The tables below set forth the terms of our licenses for DTH TV services and broadband in the countries in which we operate.

DTH TV Licenses by Country*

Country	License Term	Expiration Date
Argentina	10 years	2033(1)
Barbados	n/a	n/a
Brazil	n/a	n/a
Chile	10 years	2026
Colombia	10 years	2026
Curaçao	n/a	n/a
Ecuador	15 years	2030
Peru	20 years	2033
Trinidad and Tobago	10 years	2026
Uruguay	n/a	n/a
Venezuela	15 years	2029

*	The list above includes main DTH licenses only and excludes spectrum and other ancillary licenses.
(1)	As allowed under recent regulatory reform, we have been granted in advance a renewal of our current license, which was to expire in 2023.

In addition, we hold spectrum licenses for the provision of fixed wireless broadband Internet services in each of Argentina, Brazil, Colombia and Venezuela with the licenses in Colombia and Venezuela covering the entire nation. In some cases, our licenses are subject to a number of requirements such as, a mandatory coverage area, an obligation to support the migration of pre-existing users to other bands and an obligation to provide equipment to support low-income communities. In addition, the license in Venezuela includes a commitment to build out a network at a pre-established rate, unless we are unable to purchase equipment in Venezuela or convert Venezuelan currency to foreign currencies to purchase such equipment, and to date, we have not been able to do either.

Must Carry Requirements. Several countries, including Argentina, Brazil, Chile, Colombia and Venezuela impose programming “must carry” obligations on us and other pay-TV providers that require us to carry, upon request, the signals of certain governmental and private television broadcast stations within the local market, subject to limited exceptions. Because of our broad geographic footprint, the number of such channels we may be required to carry often exceeds the technical capacity of our satellites, which requires us to request from regulators reasonable limitations to our must carry obligations.

Restrictions on our Ability to Freely Price and Package our Service. Some countries where we operate impose restrictions on our ability to price and offer services to consumers. In Venezuela, we are required to obtain prior regulatory approval in order to change our prices on our products and services, which in turn can limit our ability to raise prices sufficiently or with adequate frequency to keep up with the underlying cost inflation of the business. In Brazil, we can only increase prices to cover inflation and can only do so once per year.

Several countries, such as Argentina, Brazil and Venezuela, have passed or proposed laws imposing certain “national” content requirements. These laws mandate carriage of content that meets specified criteria based on the nature of the content. In its most cumbersome form, in Brazil the programming we carry must meet a complex set of “quotas” for content produced in Brazil. In other cases, such as in Argentina or Uruguay, we are obligated to distribute to our customers locally produced content. We and the programmers whose content we distribute are also subject to laws that place limitations on the advertising that is included in the channels (such as compliance with time slots or restrictions on advertising certain goods and services).

Restrictions on our Ability to Compete. In some countries in the Region, the regulatory structure restricts our competitors and us from providing certain services. For example, in Brazil, pay-TV providers, including us, are subject to limitations on our ability to own or operate a Brazilian programmer or producer of audiovisual content, as well as to acquire or finance the acquisition of rights to events of national interest such as national league soccer matches, or to hire Brazilian national artistic talent. Such restrictions limit our ability to provide differentiated content and, as a result, we are unable to differentiate our service based on a unique content offering in the same manner that we do in other countries.

In Argentina, certain providers of telephony services were allowed to provide cable television services only as of January 2018 and are not allowed to provide DTH services, although the government has stated its intention to propose legislation to eliminate this restriction. In addition, as a pay-TV provider, we are not permitted to bundle our services with telephone operators to compete with cable television providers.

Retransmission Consent and Fees. In some countries, such as Brazil and Chile, we must obtain consent prior to retransmitting certain qualified signals of local television broadcast stations to our customers. Television broadcast stations may withhold this consent and often charge a fee for their consent (subject, in most cases, to a requirement to negotiate in good faith). Where we do not obtain consent, our customers may lose access to popular programming.

Foreign Exchange Laws. Foreign exchange laws in some countries can have a material impact on our ability to repatriate funds to the United States. For example, Venezuela restricts or limits our ability to repatriate profits back to the United States or to exchange local currency into foreign currencies to pay for imported equipment, such as new set-top boxes. We typically manage our exposure in such situations by limiting our foreign currency investments, which means, for example, that we do not import much needed equipment into the country and therefore cannot add new subscribers or replace equipment for existing customers, both of which significantly impact our business.

Labor and Consumer Protection Laws. Labor and consumer protection laws are often stricter in South America than in the United States. For example, under Venezuelan labor laws, we and other Venezuela companies are not permitted to terminate an employee without the employee’s consent.

In Brazil, the consumer protection regulation that was enacted in 2014 imposed strict requirements on telecommunication services providers, such as the prohibition on “pay in advance” billing model, the obligation to provide defaulting customers with a basic package of channels for a period of additional 30 days, and the establishment of a maximum period of time a subscriber may be kept on the phone when seeking customer assistance.

Performance Rights Organizations. In many counties we face significant pressure from performance rights societies seeking to charge us and other pay-TV providers certain royalties for performance rights fees due to composers of musical compositions, actors, directors, musicians and others whose creative works are embedded in the content that we provide our customers. In the Region, the legal regimes and precedent for such fees are less well established than in the United States. We have at times engaged in litigation with performance rights societies that we consider to be seeking unfair royalties or who do not commit to transparent, non-discriminatory pricing and reporting practices.

Regulatory Regime by Country

The following is a summary of material regulatory requirements in the telecommunications industry in each of the major countries in which we operate and is not intended to describe all present and proposed government regulation and legislation affecting our business.

Brazil

In Brazil, the provision of pay-TV and broadband Internet services is governed by various laws and associated regulations, including Law No. 9.472, of July 15, 1997 (Lei Geral das Telecomunicações), the Brazilian General Telecommunications Law, which provides the principal framework for telecommunications regulation and created Anatel, the Brazilian National Agency for Telecommunications, which regulates telecommunications services in Brazil, including pay-TV. Anatel has wide-ranging authority, including (i) implementing a national telecommunications policy; (ii) regulating, monitoring and revising pricing for telecommunications services under the public regime; (iii) issuing regulations relating to the standards of telecommunication services and (iv) deciding on the interpretation of the telecommunications legislation and settling any conflicts that may arise among telecommunications service providers.

We are also subject to Law No. 12.485, of September 12, 2011 (Lei do Serviço de Audiovisual) (“SeAC”), the Brazilian Pay Television and Audiovisual Services Law, which regulates the activities of pay-TV production and programming, and established Agência Nacional do Cinema (ANCINE) as the regulatory body responsible for regulating and supervising the activities related to pay-TV content, programming and production. We are also subject to Law No. 8.078, of September 11, 1990 (Código de Defesa do Consumidor) (“CDC”), the Brazilian Consumer Code, which regulates, among others, rules for the rendering of services to our customers.

We provide pay-TV services pursuant to an audiovisual services license granted by Anatel.

On March 7, 2014, Anatel enacted the RGC, the Brazilian General Telecommunications Consumers Regulation, which imposes on all telecommunications operators (including pay-TV providers) certain requirements in order to ensure an adequate level of customer service and consumer protection, in addition to what is required under the CDC. The RGC includes provisions with respect to billing processes, service cancellation, call centers, online customer support and other matters, many of which have significant operational and financial impacts for all pay-TV service providers, including ourselves.

Among other things, the RGC restricts pay-TV providers from billing in advance for services, although it does allow services to be provided under a prepaid model. The RGC provided a two-year grace period to migrate subscribers to a “billing in arrears” model. In July 2014, SKY Brasil began charging all new customers in arrears. In August, 2014, a Brazilian court granted an injunction in a lawsuit brought by ABTA against Anatel providing that the RGC does not apply to legacy subscribers, thus allowing pay-TV providers (SKY Brasil included) to continue to bill in advance all legacy “bill in advance” subscribers. Currently, SKY Brasil continues to have approximately 2 million “bill in advance” customers, all of which became our customers prior to the RGC. In August 2016, ABTA’s claim was denied on the merits and the injunction was overturned by the lower court. ABTA appealed such decision and requested the reinstatement of the injunction. A final decision on the merits of the appeal is pending. Separately, Anatel has begun considering amendments to the RGC framework, including the restriction on billing customers in advance, which is expected to continue into 2018. If SKY Brasil is required to immediately convert all of its existing “bill in advance” customers to “bill in arrears” customers, it could have an impact on our cash flows.

In Brazil, broadcasters may either elect to have their digital signals transmitted by pay-TV providers on a no fee, “must carry” basis, or they can elect to license their channels on a “retransmission consent” basis, in which case they can charge pay-TV providers for retransmission of their signals. Currently, SKY Brasil licenses the rights to retransmit the digital broadcast signals of all five of Brazil’s major broadcasters. SKY Brasil distributes the digital broadcast signals of 36 affiliates of Globo, Brazil’s leading broadcaster, in their respective coverage areas, accounting for over 4.9 million of Brazil’s households. Three of Brazil’s five major broadcasters, Record, SBT and RedeTV, have been authorized by Brazil’s antitrust authority to form a joint venture referred to as SIMBA to jointly license rights to transmit their digital signals. In March 2017, a dispute over terms led the SIMBA channels to be dropped by SKY and other pay-TV providers in São Paulo and Brasilia. However, on August 30, 2017, SKY Brasil and the SIMBA broadcasters reached a 4 year commercial agreement to distribute SIMBA channels across Brazil.

Brazil’s “must carry” rules require pay-TV providers to distribute all local affiliates’ signals of every Brazilian broadcaster that opts into the “must carry” regime. If all broadcasters did so, SKY Brasil could be required to transmit up to 500 separate signals, which would use up a substantial portion of its satellite capacity. Recognizing this technical limitation, Anatel determined in 2012 that DTH operators may satisfy their “must carry” obligations by carrying one national feed for each of the 16 broadcasters on a “carry-one, carry-all” basis. Additionally, Anatel currently has a public consultation in place that would require DTH operators opting not to carry all the required broadcaster signals to satisfy their “must carry” requirements by including separate, dedicated digital terrestrial tuners in each of their set-top boxes so that customers can receive broadcast signals over the air. Under this proposal, Anatel would further require that all set-top boxes have dedicated digital tuners by the end of the three year period. Recently, Anatel has determined to review this requirement. If imposed, it would entail significant expenses for SKY Brasil to swap out installed set-top boxes for ones that have a digital over the air tuner.

Brazilian regulations on telecommunications also limit SKY Brasil’s ability to increase prices or make changes to the channels provided to its customers. Prices may only be increased once per year. Additionally, if channels are removed from the line up but not replaced, SKY Brasil may have obligations to reimburse customers for the value of the removed channels.

Anatel has traditionally used a complex formula to determine the fees to be charged for landing rights of satellites operating in Brazil from orbital slots licensed by other countries. This formula incorporates the prices charged for orbital slots licensed by Brazil. In the past decade these prices have increased significantly and the rates that Anatel seeks to charge SKY Brasil for landing rights to SKY B-1 are approximately 22 times higher than what it charged for landing rights for IS-11 in 2007. We consider the new rates unmerited and are currently in discussions to lower the proposed landing rights. Until we do so, we may elect not to use certain transponders on SKY B-1 in order to avoid paying landing rights fees.

SeAC, which is regulated by Ancine, establishes certain requirements and restrictions on our pay-TV business, such as: (i) minimum quotas for the production and distribution of Brazilian content by pay-TV channels and operators; (ii) limitations on companies that hold telecommunications licenses (such as licenses to provide pay-TV services) from owning and operating Brazilian producers and programmers, acquiring or financing the acquisition of rights to events of “national interest”, such as certain live Brazilian soccer matches, and from hiring Brazilian “national artistic talent” such as Brazilian actors, writers and directors for the purpose of composing audiovisual works other than for advertising and (iii) obligations to carry, without charge, the analog signals of all local affiliates of Brazilian broadcasters, subject only to technical limitations (“must carry”). These requirements and restrictions limit our flexibility to create and offer programming packages, considering all packages must include a certain number of qualifying Brazilian channels and mandatory content, and affect our ability to provide differentiated programming to our customers. By contrast, these requirements do not apply to OTT providers, such as Netflix.

South Region

Argentina

In Argentina, the provision of DTH services is regulated by the 2009 Ley de Medios (the “Media Law”). The Media Law and the Ley de Argentina Digital (the “Argentine Digital Law”), under which telecommunications services are regulated, were amended in December 2015 by National Urgency Decree 267/2015 and in December 2016 by Decree 1340/2016. The principal effects of these decrees were to exempt cable operators from all requirements under the Media Law, modify the ability of major providers of fixed and wireless telephony to provide pay-TV services and create a new regulator. Since January 2016 the National Communications Agency (Ente Nacional de Comunicaciones, or “Enacom”) has served as the regulator of the media and telecommunications sectors. By means of Decree 267/2015, a special Commission was created that is in charge of proposing a new bill of law that would unify both the Media Law and the Argentine Digital Law in one single law.

We provide pay-TV services pursuant to a Media Law license, which was extended to 2033. Under Argentine law, no foreign controlled entity may own more than 30% of an Argentine satellite television provider unless (i) the investment was made prior to 2003, (ii) Argentina affords the foreigners’ home country “national treatment” or (iii) the foreigner’s home country offers Argentina companies reciprocal rights to offer pay-TV services. Since the United States has been guaranteed national treatment under the U.S.-Argentina Bilateral Investment Treaty, we and our affiliates are able to hold a DTH license in Argentina.

Argentine law imposes certain limitations on the ability of some market participants to provide multiple types of communications service. Cable operators may provide any telecommunication service, while major providers of fixed and wireless telephony (i.e., Movistar, Claro and Telecom Argentina) and their affiliates were allowed to provide cable television services only as of January 2018 and are not allowed to provide DTH services, although the government has stated its intention to propose legislation to eliminate this restriction. We may provide broadband and telephony services in addition to DTH, and currently we are the only significant provider of DTH services in Argentina.

Argentina’s “must carry” obligations include a requirement to distribute certain qualified broadcast television channels, including state-owned stations. DIRECTV Argentina’s packages include some but not all of these channels. Historically, DIRECTV Argentina has been able to justify this by invoking satellite capacity limitations. We have recently faced increasing pressure from other local broadcasters to uplink their signals to our satellites. In April 2017 a consumer rights group filed a collective action against DIRECTV Argentina alleging failure to comply with its “must carry” obligations to transmit four channels. The litigation is pending, as is consideration by Enacom of its predecessor entity’s “must carry” rulings.

Chile

The General Telecommunications Law (Ley General de Telecomunicaciones) establishes the legal framework for telecommunications services in Chile, including pay-TV. The main regulatory agency of the telecommunications sector is the Chilean Transportation and Communications Ministry (Ministerio de Transportes y Telecomunicaciones), which acts primarily through the Undersecretary of Telecommunications (Subsecretaría de Telecomunicaciones). The National Television Commission (Comisión Nacional de Televisión, “CNTV”) is the authority in charge of regulating TV content and, in addition, there is the consumer protection agency, called Sernac (Servicio Nacional del Consumidor).

We provide DTH services in Chile pursuant to Resolution 408 of 2015, issued by the Chilean Transportation and Communications Ministry and recently extended up to 2026.

Passed in 2014, the Digital Television Law (Ley de Televisión Digital) created a new “must carry”/retransmission consent regime for digital feeds of broadcast television signals. Under the Digital Television Law, all pay-TV providers are required to carry four broadcast channels in each of Chile’s regions in which the operator has a presence, subject to technical capacity constraints. However, national broadcasters, defined as broadcasters whose signals reach 85% of Chile, may opt out of “must carry” and elect to license the right to retransmit their digital feeds over pay-TV for a fee. Key aspects of this law are still subject to regulation. Currently no broadcaster has yet been certified by the CNTV as meeting coverage requirements for retransmission consent.

We presently carry digital feeds of 1 broadcaster and are negotiating terms of carriage with others, including some of Chile’s major broadcasters.

In addition, Law No. 20.959, which entered into force on April 29, 2017, recognized the rights of directors and screenwriters of audiovisual works to collect performance rights fees.

Uruguay

In Uruguay the Regulatory Unit of Communications Services (Unidad Reguladora de Servicios de Comunicaciones, or “URSEC”) regulates the telecommunications industry, including pay-TV providers, and we provide DTH services pursuant to a license granted by URSEC.

In 2014 the Uruguayan Congress approved the Law No. 19.307 (the “Media Law”), which governs the services we are able to provide and the regulations we are subject to in Uruguay. The Media Law imposes restrictions on the types of communication services that different entities can provide. We are currently the only DTH operator authorized to provide pay-TV services in all the Uruguayan territory with satellite technology to provide such services. Unlike some cable pay-TV providers, we are prohibited from providing broadcast, telephony and broadband services.

The Media Law would have significantly limited our maximum permitted market share nationally and in local geographic areas to 25% and 35% of total households with pay-TV, respectively; however, we filed suit against the requirement and in April 2016 the Uruguayan Supreme Court declared in our favor that the restriction on market share was unconstitutional and therefore unenforceable. In addition, the Media Law imposes a must-carry obligation and requires that we have a national production channel in the grid that contains 60% nationally produced content, although implementation has been postponed until 2018.

We currently carry Uruguay’s three major broadcasters on a retransmission consent basis, under agreements that will expire in 2019.

Peru

In Peru, the legal framework governing the provision of pay-TV services is set forth in the Radio and Television Law (Ley de Radio y Televisión), and the principal regulator of the industry is the Supervisory Body of Private Investments in Telecommunications (Organismo Supervisor de Inversión Privada). The licensing authority is the Ministry of Transportation and Communications (Ministerio de Transportes y Comunicaciones). We provide pay-TV services under a license granted by the Ministry of Transportation and Communications which expires in 2033.

In Peru, the Supervisory Body of Private Investments in Telecommunications has recently approved a new regulation that prohibits pay-TV providers, such as us, from renting or selling (or, under certain circumstances, financing customers’ purchase of) the main set-top box associated with postpaid customers’ accounts. We do not expect to be affected by this regulation because the prohibition will not apply to prepaid services and because, for postpaid customers, we make available their main set-top box free of charge.

North Region

Colombia

The regulatory authority in Colombia with respect to pay-TV services is the National Television Authority (Autoridad Nacional de Televisión, or “ANTV”). The Information and Communications Ministry (Ministerio de Tecnologías de la Información y las Comunicaciones, or “ICT Ministry”) and the Communications Regulatory Commission (Comisión de Regulación de Comunicaciones or “CRC”) are responsible for overseeing and regulating the telecommunications sector, including regulation of landing rights and broadband Internet services.

Recently, the Colombian Congress started discussions on a bill of law promoted by the ICT Ministry, with the purpose of merging ANTV and CRC into a single regulator. Discussions on this matter are ongoing.

We provide pay-TV services pursuant to a license granted by the ANTV, which was renewed in November 2016 for an additional ten year period.

The regulatory fees we pay in Colombia are one of the highest in South America, representing nearly 4% of our net revenues in the country. Recently, the ANTV imposed a new rate structure on pay-TV providers, which replaces the prior per subscriber fee with a percentage of revenues fee. The new rates will have relatively modest impact on the aggregate regulatory fees we pay. However, because our competitors tend to sell bundles of services in which they discount the pricing of video services, they will likely pay approximately 30% less than we will on a per subscriber basis. We believe this will put us at a competitive disadvantage.

With respect to carriage of broadcast television channels by pay-TV providers, Colombia is a “must carry” jurisdiction. After a long dispute between Colombia’s leading broadcasters and pay-TV providers, a Tribunal recently confirmed that Colombia’s leading broadcasters must make available to pay-TV providers, and pay-TV providers must distribute, the broadcasters’ feeds without charge. Colombia’s major broadcasters continue to challenge this ruling in the Andean Community Tribunal.

Ecuador

In Ecuador the primary regulatory authority for the provision of pay-TV services is the Agency of Telecommunications Control and Regulation (Agencia de Control y Regulación de la Telecomunicación).

The 2015 Telecommunications Law (Ley Orgánica de Telecomunicaciones) imposes certain obligations on operators who are deemed to have significant market power. Most significantly, those with 30% market share are charged an additional regulatory fee equal to 0.5% of gross revenues, and for each 5% of additional market share thereafter, operators are charged an additional tax equal to 1% of gross revenue. As of September 30, 2017, our market share was approximately 34.8%.

Although Ecuadorean law expressly prohibits municipalities from assessing taxes on providers of wireless and satellite telecommunication services in the municipalities in which they do not otherwise have a physical presence, some municipalities have historically done so. In some cases, municipalities have obtained judicial orders obligating banks to transfer payments from the providers’ accounts (including ours) to the municipalities before a hearing on the validity of the claim is conducted. Based on several judicial precedents, including one from Ecuador’s Supreme Court, we believe that such attempts to assess taxes are illegal and we should not be subject to a significant number of such attempts in the future.

In 2015, Ecuador imposed additional import taxes, called “salvaguardias”, of between 15% and 35% (depending on the product) in an effort to limit imports, promote local production and control an adverse balance of payments. These salvaguardias increase the costs of importing our set-top boxes and other equipment on which we rely to grow and maintain our subscriber base. Initially, the salvaguardias were imposed for only one year; however, they were extended in order to finance Ecuador’s efforts to recover from the 2016 earthquakes and then eliminated as of June 2017. There is no assurance that such taxes will not be imposed again.

Venezuela

In Venezuela, the provision of communication services, including pay-TV, is regulated by the National Commission of Telecommunications (Comisión Nacional de Telecomunicaciones, or “Conatel”) pursuant to the Organic Law of Telecommunications (Ley Orgánica de Telecomunicaciones) and the Social Responsibility Law of Radio and Televison (Ley de Responsabilidad Social en Radio y TV, or “Ley Resorte”).

Due to foreign exchange restrictions in Venezuela, we are not able to use the local currency to make purchases from abroad or otherwise make any payments or dividends abroad. Accordingly, since 2012 we have been significantly limited in our ability to import set-top boxes, antennas, cables, remote controls or other equipment required to grow and maintain our subscriber base. At the present time we are also unable to manufacture such items in Venezuela. We rely on our ability to recover and refurbish used set-top boxes and other equipment to support new sales.

Under local Venezuelan law, we are not allowed to increase the prices we charge our postpaid customers without governmental approval. The government often denies or delays such approvals and as such, we have not been able to raise our prices for our postpaid offering at rates sufficient to compensate for inflation. Accordingly the cost of our postpaid service is very low in local currency terms. We received approval from the government to implement price increases of up to 600% in the first quarter of 2017 and of an additional 200% in the second quarter of 2017.

Under Venezuela’s Ley Resorte, we and other pay-TV providers are required to carry any channel that is owned by a governmental entity or otherwise deemed by Conatel to be “of interest” to the Venezuela people, and have, on occasion, been instructed to do so. In addition, we and other pay-TV providers are occasionally instructed by the government to cease transmission of channels that are considered to affect the public order and institutional peace in Venezuela. In 2017, we have been instructed to cease transmission of six channels on this basis, including CNN en Español, and to carry one additional channel (Corazón Llanero TV).

Caribbean

In the Caribbean we operate pursuant to the particular laws and regulations that are applicable to each one of the jurisdictions where we are present. Licensing and regulatory requirements vary on a country-by-country basis.

Within the Caribbean, we believe most of our competitors currently offer feeds of major U.S. broadcasters, which distribution in the Caribbean territories has not been authorized by programmers and, we believe, is in violation of local law.

International Regulation

The ITU Frequency and Orbital Location Registration. The orbital location and frequencies for our satellites are subject to the frequency registration and coordination process of the ITU. The ITU Radio Regulations define the international rules, regulations, and rights for a satellite and associated earth stations to use specific radio frequencies at a specific orbital location. These rules, which include deadlines for the bringing of satellite networks into use, differ depending on the type of service to be provided and the frequencies to be used by the satellite.

Intelsat is the licensor of the orbital slots and frequencies from which we operate. We rely on Intelsat to make the required filings to ensure our ability to operate from these slots as we have in the past. On Intelsat’s behalf, various countries have made, and may in the future make, additional filings for the frequency assignments at particular orbital locations that are used or to be used by the Intelsat satellites we use now or in the future. In the event the international coordination process that is triggered by ITU filings under applicable rules is not successfully completed, or that the requests for modification of the broadcast satellite service plan regarding the allocation of orbital locations and frequencies are not granted by the ITU, we will have to operate the applicable satellite(s) on a non-interference basis, which could have an adverse impact on our business operations. If we cannot do so, we may have to cease operating such satellite(s) at the affected orbital locations. We cannot be sure of the successful outcome of these ITU coordination processes, and under our agreements with Intelsat, we bear the risk of such outcomes. We and Intelsat make commercially reasonable efforts to cooperate with the filing nation in the preparation of ITU filings, coordination of our operations in accordance with the relevant ITU Radio Regulations, and responses to relevant ITU inquiries.

Environmental Regulation

We are subject to various environmental laws and regulations. We have made and will continue to make, as necessary, capital and other expenditures to comply with environmental requirements. Environmental requirements are complex, change frequently and have become increasingly more stringent over time.

MANAGEMENT

Executive Officers and Directors

The following table sets forth certain information regarding the current members of our board of directors and executive officers as of the date of this prospectus. Currently, our Chief Executive Officer and our Chief Financial Officer also serve as officers or directors of certain AT&T subsidiaries; however it is expected that, other than with respect to Mr. McElfresh’s continued service on the board of SKY Mexico as noted below, each will cease to serve in such capacities for AT&T upon completion of this offering. In addition, each of Lori Lee, Debra Dial, Timothy Leahy, Stephen McGaw and Rasesh Patel who will be directors of ours, currently serve, and will continue to serve, as officers of AT&T or certain of its subsidiaries.

Name	Age	Position
Lori Lee	52	Chairman and Director
Jeffery McElfresh	47	Chief Executive Officer and Director
Debra Dial	57	Director
Timothy Leahy	58	Director
Stephen McGaw	56	Director
Rasesh Patel	44	Director
Michael Stoltz	68	Director
Luiz Baptista	57	President-Brazil
Michael Bowling	51	President-North Region
John Connelly	53	Chief Financial Officer
Manuel De Abelleyra	46	President-South Region
Michael Hartman	54	General Counsel
Rick Nerod	51	Chief Content Officer

Lori Lee has served as Chairman and a Director since                      , 2018. Ms. Lee is CEO of AT&T International, a wholly-owned subsidiary of AT&T, and Global Marketing Officer of AT&T. As CEO of AT&T International, Ms. Lee leads AT&T’s strategy, marketing and operations for mobile services in Mexico and, prior to this offering, for AT&T’s pay-TV services in Latin America and the Caribbean. As Global Marketing Officer of AT&T, Ms. Lee oversees AT&T’s brand strategy, advertising, corporate communications, events, executive operations and sponsorships worldwide. Previously, Ms. Lee served as Senior Executive Vice President-AT&T Home Solutions and was responsible for the company’s consumer wireline group inclusive of leading its Uverse pay-TV business. Ms. Lee, who joined AT&T in 1997, was also the chief marketing officer for both AT&T Home Solutions and Small Business and has held numerous other executive positions at AT&T, including leadership roles in finance, investor relations, customer service and corporate strategy. She began her career at PricewaterhouseCoopers, and later worked at Earthgrains Co. and Mallinckrodt Medical Inc. Ms. Lee serves as a board member of the American Film Institute, the Monterey Peninsula Foundation and the Goodyear Cotton Bowl Classic. She holds a bachelor’s degree in business administration and an MBA from Washington University. Ms. Lee’s qualifications to serve on the Board include her in-depth experience with our business resulting from her overall leadership role at AT&T in the Region, her skills and expertise gained through numerous leadership roles at AT&T generally and her significant experience in marketing, brand strategy and corporate communications.

Jeffery McElfresh has served as our Chief Executive Officer and as a Director since October 2017. Mr. McElfresh has more than 21 years of experience in a variety of strategic and operational roles both in the domestic and international arena. Prior to this offering, Mr. McElfresh served as President-DIRECTV Latin America since July 2015, helping serve more than 20 million customers in 11 major markets in Latin America and the Caribbean. Prior to the Acquisition, Mr. McElfresh served as President of Mexico Operations for AT&T and as a member of the board of directors and executive committee of Telmex and América Móvil. Prior to his roles in Mexico, Mr. McElfresh served as Vice President of Product Development for the AT&T startup Emerging Devices Group, as Vice President and General Manager for AT&T Mobility and as the Chief of Staff

to the Chief Operating Officer during the Cingular and AT&T Wireless merger integration in 2004. In addition, Mr. McElfresh serves as the representative of AT&T on the board of SKY Mexico (in which AT&T holds a 41% interest) and it is expected that he will continue to serve in that role so long as we are controlled by AT&T. Mr. McElfresh holds an electrical engineering degree from the University of Florida and a master’s degree in business administration from Northwestern University’s Kellogg School of Management. Mr. McElfresh’s qualifications to serve on the Board include his role as Chief Executive Officer of our company and the deep knowledge of our company he has gained from prior roles with respect to our company and our operations, as well as his significant experience with Latin America and the Region gained through other positions with AT&T.

Debra Dial has served as a Director since                      , 2018. Ms. Dial has been Senior Vice President and Controller for AT&T since January 2016, where she is responsible for internal and external financial reporting, accounting operations and policy, and financial planning and analysis. Previously, Ms. Dial served as the Vice President-Finance for AT&T Capital Management, where she was responsible for capital allocation and providing a governance structure to monitor capital investments. Ms. Dial also provided finance support to the Chief Information and Technology officers. Prior to joining AT&T, she worked for KPMG for ten years where she was an Audit Senior Manager. Ms. Dial earned her bachelor of accounting degree from The University of Texas at Austin, and she is a Certified Public Accountant. Ms. Dial’s qualifications to serve on the Board include her executive leadership skills and her vast experience in accounting with AT&T and with a major public accounting firm.

Timothy Leahy has served as Director since                      , 2018. Mr. Leahy is Chief Legal Officer of AT&T International. In addition, he provides legal support for AT&T’s corporate communications function. In the past, he has advised a variety of business units and organizations at AT&T. Prior to joining AT&T in 1990, Mr. Leahy was an associate at the law firm of Bryan Cave and served as a law clerk for a United States District Court Judge in Illinois. He is admitted to practice law in Texas, Missouri and Illinois. He currently serves as a member of the Campaign Cabinet for the United Way in Dallas. He holds a bachelor of arts degree from Westminster College and a juris doctor from St. Louis University School of Law. Mr. Leahy’s qualifications to serve on the Board include his executive leadership skills, his regulatory expertise and background in law and his deep understanding of our business and matters relating to the Region generally.

Stephen McGaw has served as a Director since                    , 2018. Mr. McGaw is Senior Vice President-AT&T Corporate Strategy and Development, where he is responsible for the development of AT&T’s corporate strategy as well as the evaluation and execution of mergers, acquisitions, joint ventures and divestitures. Prior to his current role, Mr. McGaw served as Chief Marketing Officer for AT&T’s business organization as well as numerous other executive positions at AT&T, including leadership roles in consumer strategy, supply chain, sales, international and technology planning. Mr. McGaw currently serves on the advisory committee to the University of Texas at Austin McCombs School of Business and the board of trustees for LaunchAbility. Additionally, Mr. McGaw serves on the Board of Directors of SKY Mexico. He holds a bachelor of science degree in industrial engineering from Purdue University, a master of science degree in computer science from Northwestern University and an MBA from The University of Texas at Austin. Mr. McGaw’s qualifications to serve on the Board include his significant expertise and experience in corporate strategy and development, his strong strategic focus, as well as his broad knowledge of consumer strategy and supply chain gained through numerous leadership positions within AT&T.

Rasesh Patel has served as a Director since                     , 2018. Mr. Patel is Senior Executive Vice President-Digital, Retail and Care of AT&T Entertainment Group at AT&T Communications, LLC, where he is responsible for interactions between AT&T and its customers across sales, distribution, customer care and digital channels. He is also responsible for transforming AT&T’s digital and customer experience across mobility, entertainment, broadband and voice businesses. Prior to his current role, he served as Regional President of Mobility Sales & Service at AT&T from September 2016 to July 2017, driving sales, operations, financial performance and customer experience for consumer entertainment and wireless services. He also served as Senior Vice President-AT&T Product Management from July 2015 to September 2016 leading product development and commercial launch of the DIRECTV NOW OTT streaming service. Mr. Patel also served as Senior Vice President-DIRECTV Customer Experience from April 2012 to July 2015. Mr. Patel holds a bachelor’s degree in electrical engineering from the University of California, Irvine and an MBA from the University of California, Los Angeles. Mr. Patel’s qualifications to serve on the Board include his strong focus on product management and the customer experience, gained both at AT&T and at DIRECTV prior to the Acquisition, as well as strong leadership skills gained through numerous executive positions.

Michael Stoltz has served as a Director since                 , 2018. Mr. Stoltz has approximately 40 years of experience serving in an auditor capacity in the telecommunications, media and entertainment industries, with a focus on large global companies. Mr. Stoltz was an audit partner of Ernst & Young LLP (“EY”) from 2002 to 2014, focusing on the communications, media and entertainment industries, with telecommunications as his primary focus. He led EY’s Communications Advisory Services Group from 2002 until mid-2004, which focused on providing advisory services to communications companies. Prior to joining EY, Mr. Stoltz was a partner with Arthur Andersen LLP where he provided audit, finance and specialized project services to clients in the energy, governmental and telecommunications sectors. Mr. Stoltz currently serves as a Director and Audit Committee Chair of Windstream Holdings, Inc. and also as a member of the Yampa Valley Medical Center Board of Trustees in Steamboat Springs, Colorado. Mr. Stoltz holds a bachelors degree in finance and an MBA from Miami University of Ohio. Mr. Stoltz’s qualifications to serve on the Board include his extensive experience gained as an audit partner with two major accounting firms and his deep knowledge of the telecommunications industry as well as his experience gained through service as a director and audit committee chair of another public company.

Luiz Eduardo Baptista P. da Rocha (Luiz Baptista) has served as President-Brazil since June 2003. As President-Brazil, he is responsible for all of the Company’s operations in Brazil. Prior to joining DIRECTV in 2003, Mr. Baptista served as President of Optiglobe Telecommunications, an internet data center. Mr. Baptista holds a bachelor’s degree in civil engineering and a master’s degree in business administration in finance and marketing from the Coppead Graduate School of Business, at the Federal University of Rio de Janeiro in Brazil.

Michael Bowling has served as President-North Region since November 2016, where he is responsible for the pay-TV operations in Colombia, Ecuador, Venezuela and the Caribbean. Previously, Mr. Bowling served as Senior Vice President-Product and Emerging Business, responsible for developing strategies, products and emerging businesses for AT&T’s DIRECTV Latin America division since September 2015. In September 2013, Mr. Bowling was appointed to serve as Senior Vice President-Corporate Strategy, responsible for driving AT&T’s overall long-term planning and strategic initiatives. Previously, Mr. Bowling served as Chief Marketing Officer-Business Solutions and as President of AT&T Mexico. Mr. Bowling joined AT&T from BellSouth Corporation and prior to the merger of AT&T and BellSouth Corporation, he served as Vice President of Converged Services and Platform Development as well as Vice President of Marketing and Product Management for Broadband from 2003 to 2005. He joined BellSouth in 1990. Mr. Bowling holds an electrical engineering degree from the University of Kentucky and a master’s degree in business administration from Vanderbilt University’s Owen Graduate School of Business.

John Connelly has served as our Chief Financial Officer since October 2017. Prior to this offering, Mr. Connelly served as Vice President-Finance for DIRECTV Latin America since July 2015, where he led the DIRECTV Latin America financial operations team encompassing activities in the United States and all the major territories in the Latin America and Caribbean region. Previously, from May 2011 to July 2015, Mr. Connelly served as Vice President-Finance, overseeing all financial operations supporting AT&T Home Solutions, and prior to that he was responsible for all financial matters impacting AT&T Diversified Businesses. Mr. Connelly joined AT&T in 1990 and has more than 27 years of experience in both finance and operational roles. Mr. Connelly holds a bachelor of science degree in accounting from the University of Missouri and a master’s degree in business administration from Indiana University.

Eduardo Manuel De Abelleyra (Manuel De Abelleyra) has served as President-South Region since November 2016, where he is responsible for the pay-TV operations in Argentina, Uruguay, Chile and Peru. From 2009 until the Acquisition, Manuel served as General Manager of DIRECTV Argentina and Uruguay. Prior to joining DIRECTV, Mr. Abelleyra spent 13 years with Walmart International, where he held several executive positions, including, Chief Operating Officer of Walmart Brazil Supercenters, Managing Director of Walmart’s Centroamerica operations, Director of Strategy for the International division and Director of Finance in Argentina. Mr. Abelleyra holds a bachelor’s degree in business administration from UMM Argentina and a master’s degree in business administration from the Fuqua School of Business at Duke University.

Michael Hartman has served as our General Counsel since October 2017. Prior to this offering, Mr. Hartman served as Senior Vice President and General Counsel for DIRECTV Latin America. Prior to the Acquisition, Mr. Hartman served as Deputy General Counsel and Corporate Secretary of DIRECTV from 2013 to 2015 as well as General Counsel of DIRECTV Latin America from 2004. Prior to joining DIRECTV in 2004, Mr. Hartman served as General Counsel of CycleLogic, Inc. (formerly StarMedia Networks, Inc.). Mr. Hartman holds a bachelor’s degree from the University of Michigan, a master’s degree from the University of California – Berkeley and a juris doctor from Columbia School of Law.

Richard Nerod (Rick Nerod) has served as our Chief Content Officer since November 2017. Prior to this offering, Mr. Nerod served as Senior Vice President-Content of DIRECTV Latin America since 2010, where he was responsible for all programming acquisition, new content initiatives and maintenance of our differentiated content offering in the Region. Mr. Nerod joined the predecessor to DIRECTV in 1992, and has remained with us since then having served in a variety of roles in Finance and then Programming Acquisitions. Mr. Nerod holds a bachelor’s degree from the University of Michigan and a master’s degree from Cornell University.

Composition of our Board of Directors

Director Independence; Controlled Company Exemption

After this offering, AT&T will continue to beneficially own a majority of our outstanding common stock and we will be a “controlled company” under the corporate governance rules of the NYSE. As a controlled company, we will be eligible for exemptions from some of the requirements of these rules, including:

•	that a majority of our board of directors consists of “independent directors”, as defined under the rules of the NYSE;

•	the requirement that our director nominees be selected, or recommended for our board of directors’ selection, by a nominating/governance committee comprised solely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	the requirement that the compensation of our executive officers be determined, or recommended to our board of directors for determination, by a compensation committee comprised solely of independent directors with a written charter addressing the committees’ purpose and responsibilities; and

•	for an annual performance evaluation of the nominating and governance committee and compensation committee.

While AT&T continues to control a majority of our outstanding common stock, we are not required to have a majority of independent directors or corporate governance and compensation committees consisting entirely of independent directors and we will not be required to have written charters addressing these committees’ purposes and responsibilities or have annual performance evaluations of these committees. In the event that we cease to be a controlled company within the meaning of these rules, we will be required to comply with these requirements after specified transition periods.

The “controlled company” exemption under the NYSE corporate governance rules does not modify the SEC’s requirements to have an audit committee consisting entirely of independent directors, subject to the phase-in provisions of the NYSE rules, which require a company to have at least one independent member on its audit committee by the listing date, at least a majority of independent members within 90 days of the effective date of its registration statement and a fully independent committee within one year of the effective date of the registration statement. Our board of directors has undertaken a review of the independence of each director. As a result of this review, our board of directors determined that Mr. Stoltz is “independent” within the meaning of the NYSE rules and that Mr. Stoltz is also independent in accordance with the regulations of the SEC applicable to audit committees.

In accordance with the NYSE rules, we will only have one independent director at the time of this offering and will, no later than 90 days following the effective date, appoint a second independent director, and will, no later than one year following the effective date, appoint a third independent director.

Committees of our Board of Directors

Audit Committee

The Audit Committee will initially be composed of Mr. Stoltz,              and            . The Audit Committee will perform the duties set forth in its written charter, which will be available at our website upon consummation of this offering. The Audit Committee:

•	oversees the integrity of our financial statements, the independent auditor’s qualifications and independence, the performance of the internal audit function, related party transactions and our compliance with other legal and regulatory matters; and

•	is responsible for the appointment, compensation, retention and oversight of the work of the independent auditor.

The Audit Committee will be comprised of directors, each of whom will be “independent” under the listing standards of the NYSE and the requirements of Rule 10A-3 under the Exchange Act, subject to the phase-in provisions of the NYSE. Mr. Stoltz qualifies as a “financial expert” within the meaning of SEC rules and regulations.

Human Resources Committee

The Human Resources Committee will initially be composed of             ,             and            . The Human Resources Committee will perform the duties set forth in its written charter, which will be available at our website upon consummation of this offering. The Human Resources Committee:

•	oversees the compensation practices of Vrio, including the design and administration of employee benefit plans; and

•	is responsible for establishing the compensation of the Chief Executive Officer and the other executive officers.

As a “controlled company”, we will not be required to have a human resources committee comprised entirely of independent directors.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee will initially be composed of             ,             and            . The Corporate Governance and Nominating Committee will perform the duties set forth in its written charter, which will be available at our website upon consummation of this offering. The Corporate Governance and Nominating Committee:

•	is responsible for recommending candidates to be nominated by the board of directors for election by the stockholders, or to be appointed by the board of directors to fill vacancies, consistent with the criteria approved by the board of directors, and recommending committee assignments;

•	periodically assesses our corporate governance guidelines and makes recommendations to the board of directors for amendments and also recommends to the board of directors, the compensation of directors; and

•	takes a leadership role in shaping corporate governance and oversees an annual evaluation of the Board.

As a “controlled company”, we will not be required to have a corporate governance and nominating committee comprised entirely of independent directors.

Corporate Governance Guidelines and Code of Ethics

Our board of directors will adopt prior to the completion of this offering corporate governance guidelines, which will be accessible through our principal corporate website at www.vriocorp.com, and which set forth a framework within which our board of directors, assisted by board committees, will direct the Company’s affairs. These guidelines will address, among other things, the composition and functions of our board of directors, director independence, compensation of directors, management succession and review, board committees and selection of new directors.

Our board of directors will adopt prior to the completion of this offering a code of conduct and ethics applicable to our officers, directors and employees. A copy of that code will be available through our principal corporate website at www.vriocorp.com. Any amendments to the code, or any waivers of its requirements, will be disclosed on our principal corporate website at www.vriocorp.com as required by applicable law or listing requirements.

Compensation Committee Interlocks and Insider Participation

We expect that, at the time of the offering, none of our executive officers will currently serve, or in the past year have served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or Human Resources Committee.

DIRECTOR COMPENSATION

Following the completion of this offering, the compensation program for our non-employee directors will consist of annual cash retainers and initial and annual equity awards granted pursuant to our Director Plan discussed under “Executive Compensation—New Compensation Programs Anticipated in Connection with This Offering—2018 Non-Employee Director Plan”. Any director who is an employee of the Company or any of our subsidiaries will not receive any compensation for his or her service as a director. In addition, any director who is employed by AT&T or any of its subsidiaries (excluding the Company and its subsidiaries) will be treated as an “employee director” for compensation purposes, and also will not receive compensation for his or her service as a director.

Retainers

Each non-employee director will receive, as applicable, the following annual cash retainers, payable in quarterly installments:

Annual Retainer	$100,000
Non-Executive Chair Retainer	$50,000
Chair of the Audit Committee Retainer	$25,000
Chair of the Human Resources Committee Retainer	$20,000
Chair of the Corporate Governance & Nominating Committee	$15,000
Chair of any Other Standing Committee	$15,000

Equity Awards

Following the completion of this offering, our non-employee directors will receive equity awards in connection with their appointment and their annual service. Each non-employee director appointed prior to the first annual meeting of our stockholders will be granted restricted stock units (“RSUs”) with a value of $200,000, representing a grant in respect of their appointment with a value of $100,000 and an annual award of RSUs with a value of $100,000. Thereafter, upon appointment to our board of directors, each new non-employee director will receive an initial grant of RSUs with a value of $100,000. Each continuing non-employee director will be granted an equity retainer on the date of each annual meeting of our stockholders in the form of RSUs with a value of $100,000. Each of the initial and annual RSU awards will vest in full on the first anniversary of the applicable grant date or, if earlier, the director’s death or disability.

We will also reimburse our directors for reasonable and substantiated out-of-pocket expenses incurred in connection with the performance of their duties as directors and will provide director liability insurance coverage.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

For 2017, our executive officers for whom compensation is discussed in this Compensation Discussion and Analysis (“CD&A”), and whom we refer to as our Named Executive Officers (“NEOs”) for purposes of this prospectus, are:

Jeffery McElfresh	Chief Executive Officer
John Connelly	Chief Financial Officer
Luiz Baptista	President-Brazil
Michael Bowling	President-North Region
Michael Hartman	General Counsel

We are currently wholly-owned by AT&T and will continue to be until the completion of this offering. Since the information presented in this prospectus relates to our 2017 fiscal year, this CD&A describes the compensation programs and decisions made by the Human Resources Committee (the “AT&T HR Committee”) of the board of directors of AT&T Inc. and AT&T management. Because our NEOs were not executive officers of AT&T in 2017, their compensation was determined by AT&T management in accordance with the philosophy adopted by the AT&T HR Committee but was not specifically determined or reviewed by the AT&T HR Committee, except in connection with the AT&T HR Committee’s grant of AT&T equity awards. Except as otherwise indicated below, the compensation philosophy, strategy and decisions applicable to our NEOs for 2017 were substantially consistent with the compensation philosophy, strategy and decisions that were generally applicable to similarly situated employees at AT&T for 2017.

Except as otherwise described in this prospectus, the discussion that follows assumes that, following the completion of this offering, our employees will continue to participate in the compensation and benefit programs in which similarly situated AT&T employees participate.

However, following the offering, our board of directors will evaluate our compensation philosophy, strategy and decisions in order to establish an executive compensation program that incentivizes our executives to produce outstanding financial and operational results, create sustainable long-term value for Vrio stockholders and lead Vrio with ethics and integrity. We expect that these decisions will include reducing or eliminating aspects of our executives’ compensation that are dependent on AT&T performance, other than with respect to outstanding awards. In making its compensation decisions, we expect that the board will do so taking into account the compensation of executives at companies the board determines to be peers of Vrio.

Compensation Philosophy at AT&T

The AT&T HR Committee has designed an executive compensation program that encourages leaders to produce outstanding financial and operational results, create sustainable long-term value for stockholders and lead AT&T with ethics and integrity. AT&T management applies this same compensation philosophy to all executives at AT&T. The guiding pay principles include:

Alignment with AT&T Stockholders

Provide compensation elements and set performance targets that closely align executives’ interests with those of AT&T stockholders through, for example, compensation tied to AT&T stock price performance.

Competitive and Market Based

Evaluate all components of the compensation and benefits program in light of appropriate company practices at AT&T peers to ensure that AT&T leaders are able to attract and retain world-class talent with the leadership abilities and experience necessary to develop and execute business strategies, obtain superior results and build long-term stockholder value in a large and complex organization.

Pay for Performance
Tie a significant portion of compensation to the achievement of predetermined goals and recognize individual accomplishments that contribute to the success of AT&T.

Balanced Short- and Long-Term Focus

Ensure that the compensation program provides an appropriate balance between the achievement of short- and long-term performance objectives, with a clear emphasis on managing the sustainability of AT&T’s business and mitigating risk.

Alignment with Generally Accepted Approaches
Provide policies and programs that fit within the framework of generally accepted approaches adopted by leading major U.S. companies.

Elements of the 2017 AT&T Compensation Program

The following sections of this CD&A describe the compensation paid by AT&T in 2017 to our NEOs based in the United States (Messrs. McElfresh, Connelly and Hartman) or who were expatriates from the United States in 2017 (Mr. Bowling). Mr. Baptista’s 2017 compensation was governed by an employment contract and compensation programs specific to SKY Brasil employees, which are discussed under the section titled “Elements of Mr. Baptista’s Compensation”, and therefore is not covered in the following discussion.

The executive compensation and benefits program at AT&T includes a number of different elements, designed for different purposes, with an overarching goal to encourage a high level of sustainable individual and AT&T corporate performance well into the future:

Current Year Performance	+	Multi-Year Performance	+	Attraction & Retention
Salary and Short-Term Incentives		Long-Term Incentives, which may take the form of Performance Shares and/or Restricted Stock Units		For example: Retirement, Deferral/Savings Plans, Benefits and Personal Benefits

The chart below more fully describes the three elements of total direct compensation at AT&T and their link to AT&T business and talent strategies.

	Reward Element	Payable In	Link to AT&T Business and Talent Strategies
Fixed Pay	Base Salary	Cash A portion may be deferred into AT&T stock*

•  Provides compensation to assume the day-to-day responsibilities of the position.

•  Pay level recognizes experience, skill and performance, with the goal of being market-competitive.

•  Adjustments may be made based on individual performance, pay relative to other executives and pay relative to market.

	Reward Element	Payable In	Link to AT&T Business and Talent Strategies
At-Risk Pay	Short-Term Incentives	Cash A portion may be deferred into AT&T stock*

•  Aligns pay with the achievement of AT&T’s short-term objectives.

•  Payouts based on achievement of predetermined goals, with potential for upward or downward adjustment by AT&T management (using methodology similar to that used by the AT&T HR Committee) to align pay with performance.

	Long-Term Incentives	AT&T Stock and Cash May take the form of Performance Shares (paid in cash and stock) and/or Restricted Stock Units (paid in stock)	• Motivates and rewards the achievement of AT&T’s long-term performance. • Aligns executive and AT&T stockholder interests.

*	See “2017 Deferral Opportunities” below for more details regarding the Stock Purchase and Deferral Plan and other plans under which executives may defer income.

Determining 2017 Target Compensation at AT&T

The starting point for determining compensation is an evaluation of market data. AT&T management compiled this data for its executives below the senior management level, including Messrs. McElfresh, Connelly, Bowling and Hartman, from general compensation survey data from third parties. Data is based on AT&T’s industry, business units and company size.

AT&T management reviewed the market data with AT&T senior management to obtain their view on the relative value of each position and differences in responsibilities between AT&T jobs and those in the market. AT&T management reviews the assigned pay ranges for the executives for consistency with the scale of AT&T relative to similarly sized companies in the market.

During the annual compensation cycle, the immediate supervisor to each executive applied his or her judgment and experience to recommend compensation for his or her direct reports for the coming year. Once these recommendations were made, they were presented to AT&T senior management, who reviewed the recommendations and had final approval over these compensation decisions. Supervisors may determine that executives with significant experience and responsibilities or who demonstrate exemplary performance have higher target compensation, while less experienced executives may have lower target compensation.

The 2017 target compensation opportunities for Messrs. McElfresh, Connelly, Bowling and Hartman were determined based on their positions at AT&T in 2017, before they assumed their current roles at the Company at the end of 2017.

Determining 2017 NEO Compensation

Base Salary

As described above, the AT&T HR Committee and AT&T management believe that base salaries provide compensation for day-to-day responsibilities and generally set base salary levels based on experience, skill and performance, with the goal of being market-competitive. The base salaries for Messrs. McElfresh, Connelly, Bowling and Hartman for 2017 were determined in accordance with this practice. Please refer to the Summary Compensation Table in the section titled “Executive Compensation Tables” below for more information regarding the base salaries paid to our NEOs in 2017.

2017 Short-Term Incentive Awards

Short-Term Incentive Award Metrics

After reviewing the AT&T business plan and determining the business metrics on which executives should focus, the AT&T HR Committee and AT&T management established the following performance metrics and their associated weightings and payout ranges applicable to payment of AT&T short-term awards for executives, including Messrs. McElfresh, Connelly and Hartman, for 2017:

Performance Metric (1)	Weighting	Threshold Performance Payout %	Target Performance Payout %	Maximum Performance Payout % (2)
AT&T Earnings Per Share (3)	20%	Performance achievement of 80% of target results in a 50% payout No payout for performance below 80% of target	100%	Performance at 130% of target results in a 150% payout

AT&T Free Cash Flow (4)	10%

DIRECTV Latin America (5) Consolidated Revenue	20%

DIRECTV Latin America Consolidated Simple Free Cash Flow (6)	30%

DIRECTV Latin America Total Churn (7)	10%

DIRECTV Latin America Net Adds (8)	10%

(1)	AT&T adjusts payouts determined under each metric, including for (i) exchange rate fluctuations, (ii) the impact of certain events, including M&A transactions, tax reform and natural disasters, and (iii) gains and losses related to the assets and liabilities of pension and other post-retirement benefit plans (and associated tax effects). Additionally, AT&T may adjust payouts for individual or business unit performance. The adjustments to 2017 payouts are discussed under “Short-Term Incentive Award Attainment” below.
(2)	Although up to 150% of the target performance payout for each individual performance metric may be earned, the final award payout is capped at 125% of target before any adjustments by AT&T.
(3)	AT&T Earnings Per Share is calculated by excluding from AT&T operating revenues, operating expenses and income tax expense and certain significant items that are non-operational or non-recurring in nature, including dispositions and merger integration and transaction costs. AT&T also adjusts for net actuarial gains or losses associated with its pension and post-employment benefit plans due to the often significant impact on its fourth quarter results (AT&T immediately recognizes this gain or loss in the income statement, pursuant to its accounting policy for the recognition of actuarial gains and losses). Consequently, AT&T’s adjusted results reflect an expected return on plan assets rather than the actual return on plan assets, as included in the GAAP measure of income.
(4)	AT&T Free Cash Flow is defined as AT&T cash from operations minus capital expenditures.
(5)	As discussed under “Prospectus Summary”, DIRECTV Latin America includes operations that will be retained by AT&T after the Separation.
(6)	DIRECTV Latin America Consolidated Simple Free Cash Flow is defined as revenue minus cash operating expense less capital expenditures for consolidated DIRECTV Latin America.
(7)	DIRECTV Latin America Total Churn is defined as the number of subscribers disconnecting during the year divided by the number of subscribers at the beginning of the year for consolidated DIRECTV Latin America.
(8)	DIRECTV Latin America Net Adds is defined as gross subscriber additions less gross subscriber disconnections during the year for consolidated DIRECTV Latin America.

AT&T management established the following performance metrics, weightings and payout ranges applicable to payment of AT&T short-term awards for executives in the DIRECTV Latin America North Region, including Mr. Bowling, as follows:

Performance Metric (1)	Weighting	Threshold Performance Payout %	Target Performance Payout %	Maximum Performance Payout % (2)
AT&T Earnings Per Share (3)	20%	Performance achievement of 80% of target results in a 50% payout No payout for performance below 80% of target	100%	Performance at 130% of target results in a 150% payout

AT&T Free Cash Flow (3)	10%

DIRECTV Latin America Consolidated Simple Free Cash Flow (3)	10%

DIRECTV Latin America North Region Revenue	20%

DIRECTV Latin America North Region Simple Free Cash Flow (4)	20%

DIRECTV Latin America North Region Total Churn (5)	10%

DIRECTV Latin America North Region Net Adds (6)	10%

(1)	AT&T adjusts payouts determined under each metric, including for (i) exchange rate fluctuations, (ii) the impact of certain events, including M&A transactions, tax reform and natural disasters, and (iii) gains and losses related to the assets and liabilities of pension and other post-retirement benefit plans (and associated tax effects). Additionally, AT&T may adjust payouts for individual or business unit performance. The adjustments to 2017 payouts are discussed under “Short-Term Incentive Award Attainment” below.
(2)	Although up to 150% of the target performance payout for each individual performance metric may be earned, the final award payout is capped at 125% of target before any adjustments by AT&T.
(3)	AT&T Earnings Per Share, AT&T Free Cash Flow and DIRECTV Latin America Consolidated Simple Free Cash Flow are calculated as described in notes 3, 4, and 6, respectively, to the table above.
(4)	DIRECTV Latin America North Region Simple Free Cash Flow is defined as revenue minus cash operating expense (excluding satellite costs) less capital expenditures for the North Region.
(5)	DIRECTV Latin America North Region Total Churn is defined as the number of subscribers disconnecting during the year divided by the number of subscribers at the beginning of the year for the North Region.
(6)	DIRECTV Latin America North Region Net Adds is defined as gross subscriber additions less gross subscriber disconnections during the year for the North Region.

Short-Term Incentive Award Attainment

The following chart shows the performance metrics and their respective performance goals, actual performance attainment, the payout percentage for each performance metric, and the overall weighted average award payout for short-term awards for Messrs. McElfresh, Connelly and Hartman:

Performance Metric	Performance Goal	Performance Attainment*		Payout
AT&T Earnings Per Share	$2.97	94	%(1)	84%
AT&T Free Cash Flow	$17.0B	103	%(2)	106%
DIRECTV Latin America Consolidated Revenue	$5,142M	99%		98%
DIRECTV Latin America Consolidated Simple Free Cash Flow	$575M	100%		99%
DIRECTV Latin America Total Churn	2.28%	89%		73%
DIRECTV Latin America Net Adds	97,744	43%		0%
Weighted Average Payout				84%

*	AT&T eliminates the effects of exchange rate fluctuations when calculating financial performance attainment.
(1)	The AT&T Earnings Per Share metric used for determining performance with respect to short-term incentive awards reflects AT&T’s adjustments for M&A transaction costs, tax reform changes, expenses caused by natural disasters, abandonments/impairments, and gains and losses related to the assets and liabilities of pension and other post-retirement benefit plans (and associated tax effects).
(2)	The AT&T Free Cash Flow metric used for determining performance with respect to short-term incentive awards reflects AT&T’s adjustments for M&A transaction costs, expenses caused by natural disasters and excess benefit plan contributions. The AT&T HR Committee also made certain discretionary adjustments that had the effect of reducing the short-term award payout. The adjustments were made to exclude certain events that were not contemplated when the AT&T Free Cash Flow performance target was set. Accordingly, the AT&T HR Committee excluded the AT&T Free Cash Flow positive impacts of certain vendor financing and an amount equal to an expected tax payment that did not occur in 2017. In addition, although permitted by the terms of the award, the AT&T HR Committee determined not to adjust for other M&A transaction costs because they were already included in the AT&T Free Cash Flow performance target.

The following chart shows the performance metrics and their respective performance goals, actual performance attainment, the payout percentage for each performance metric, and the overall weighted average award payout for the short-term award for Mr. Bowling:

Performance Metric	Performance Goal	Performance Attainment*		Payout
AT&T Earnings Per Share	$2.97	94	%(1)	84%
AT&T Free Cash Flow	$17.0B	103	%(2)	106%
DIRECTV Latin America Consolidated Simple Free Cash Flow	$575M	100%		99%
DIRECTV Latin America North Region Revenue	$668M	115%		125%
DIRECTV Latin America North Region Simple Free Cash Flow	$10.3M	956%		150%
DIRECTV Latin America North Region Total Churn	1.36%	107%		112%
DIRECTV Latin America North Region Net Adds	-1,051	113%		122%
Weighted Average Payout				116%

*	AT&T eliminates the effects of exchange rate fluctuations when calculating financial performance attainment.

(1)	The AT&T Earnings Per Share metric used for determining performance with respect to short-term incentive awards reflects AT&T’s adjustments for M&A transaction costs, tax reform changes, expenses caused by natural disasters, abandonments/impairments, and gains and losses related to the assets and liabilities of pension and other post-retirement benefit plans (and associated tax effects).
(2)	The AT&T Free Cash Flow metric used for determining performance with respect to short-term incentive awards reflects AT&T’s adjustments for M&A transaction costs, expenses caused by natural disasters and excess benefit plan contributions. The AT&T HR Committee also made certain discretionary adjustments that had the effect of reducing the short-term award payout. The adjustments were made to exclude certain events that were not contemplated when the AT&T Free Cash Flow performance target was set. Accordingly, the AT&T HR Committee excluded the AT&T Free Cash Flow positive impacts of certain vendor financing and an amount equal to an expected tax payment that did not occur in 2017. In addition, although permitted by the terms of the award, the AT&T HR Committee determined not to adjust for other M&A transaction costs because they were already included in the AT&T Free Cash Flow performance target.

In accordance with the formulaic approach used at AT&T, the earned annual incentive awards for Messrs. McElfresh, Connelly, Bowling and Hartman for 2017 are set forth in the table below.

Named Executive Officer	Target Annual Incentive	Earned Annual Incentive
Jeffery McElfresh	$285,000	$239,400
John Connelly	$108,075	$90,783
Michael Bowling	$283,000	$328,280
Michael Hartman	$305,000	$256,200

Additionally, in 2017, Mr. Connelly and Mr. Hartman earned Key Contributor Awards (“KCAs”) in the amounts of $50,000 and $85,000, respectively. KCAs are discretionary cash awards made to a limited number of executives each year and are typically granted based on extraordinary individual or business unit performance. Mr. Connelly received a KCA in recognition of his leadership and contributions related to this offering. Mr. Hartman received a KCA for his contributions to AT&T’s operations in Brazil.

Long-Term Incentive Award Payouts—Performance/Restriction Periods Ending in 2017/Early 2018

At AT&T, long-term incentive awards are designed to motivate and reward the achievement of long-term AT&T performance and align executive and AT&T stockholder interests. The compensation program provides for long-term incentives in the form of performance shares, restricted stock units or a combination thereof.

In 2014, Messrs. McElfresh and Bowling were granted time-vested restricted stock units (“RSUs”). The restrictions on these units lapsed in early 2018. Messrs. McElfresh, Bowling and Connelly also received performance share grants in 2015 for the 2015-2017 performance period, which were payable based on the attainment of the performance goals discussed below.

In each of 2014 and 2015, Mr. Hartman was granted time-based RSUs. The restrictions on these awards lapsed, and the awards became payable, in 2017/early 2018.

AT&T Long-Term Incentive Plan Metrics and Performance Attainment—Performance/Restriction Periods Ending in 2017/Early 2018

Long-Term Incentive Plan Form	Weight	Performance Metrics and Vesting Period	Description
AT&T Performance Shares Granted in 2015	50% for Messrs. McElfresh and Bowling 100% for Mr. Connelly	Three-year performance period (2015-2017) Performance metric: 100% AT&T Return on Invested Capital (“ROIC”)* Payout value based on combination of performance attainment and stock price performance

•  Each performance share is equal in value to one share of stock, which causes the value of the award to fluctuate directly with changes in AT&T stock price over the performance period.

•  The cash payment value of the performance shares was based on AT&T stock price on the date the award payout was approved.

•  For Messrs. McElfresh and Bowling, dividend equivalents were paid at the end of the performance period based on the number of performance shares earned. For Mr. Connelly, dividend equivalents were paid quarterly.

AT&T Restricted Stock Units Granted in 2014	50% for Messrs. McElfresh and Bowling	Four-year restriction period (2014-2018) Payout value based on stock price performance

RSUs are paid in stock at the end of a retention period, regardless of when they vest. RSUs vest 100% after four years, upon retirement eligibility or upon a termination of employment due to disability, whichever occurs earlier. As of December 31, 2017, Mr. McElfresh was not retirement eligible, and Mr. Bowling was retirement eligible.

*	For purposes of AT&T performance shares, ROIC is calculated by averaging over the three-year performance period: (i) AT&T annual net income plus after-tax interest expense, divided by (ii) the total of the average debt and average stockholder equity for the relevant year. For mergers and acquisitions over $2.0 billion, AT&T excludes the dilutive impacts of intangible amortization, asset write-offs, accelerated depreciation, and transaction and restructuring costs so that the impact of certain significant transactions, including those which may not have been contemplated in the determination of a performance metric, will not have an impact on the performance results. AT&T also excludes the net impact of certain of the following items after taxes and available collectible insurance, if they exceed, individually or in certain combinations, $500 million in a calendar year and satisfy other conditions: changes in tax laws, changes in accounting principles, expenses caused by natural disasters or intentionally caused damage to AT&T property, and non-cash accounting write-downs of goodwill, other intangible assets and fixed assets. Additionally, AT&T disregards the net dilutive impact of mandatory changes resulting from the Patient Protection and Affordable Care Act of 2010 as well as gains and losses related to the assets and liabilities of pension and other post-retirement benefit plans (and associated tax effects).

ROIC Payout Table and Actual Performance Attainment—2015-2017 Performance Period

Determination of Performance Goal

For performance shares granted in 2015, the AT&T HR Committee established a performance target range of 6.75% to 7.5% at the beginning of the three-year performance period. This target range does not penalize or reward executives for performance achievement within close proximity to the midpoint of the range. The lower end of the performance target range was set so that it exceeded the cost of capital for AT&T, as determined based on input from banks, by 75 basis points, ensuring a reasonable return is delivered to stockholders before executives are eligible for full payout of their target award.

Performance Below Target Range

No payout is earned if less than 67% of the performance target range is achieved. Achievement below the target range results in decreasing levels of award payout. The payout drops to 0% of the performance shares tied to this metric if less than 67% of the low end of the target range is achieved.

Performance Within Target Range
100% payout if performance falls within the target range.
Performance Above Target Range
Maximum payout of 150% is earned if 137% or more of the performance target range is achieved. Achievement above the target range provides for higher levels of award payout, up to the maximum payout.
Actual Performance and Distribution

After conclusion of the performance period, the AT&T HR Committee determined (using the ROIC payout table shown below) that ROIC achievement was 7.75%, which was above the ROIC target range and 175 basis points above the cost of capital that was established based on input from banks. As a result, the AT&T HR Committee directed that 104% of the related performance shares be distributed.

AT&T 2017 Long-Term Grants

The discussion above details compensation paid in 2017 and/or compensation earned with respect to grants with performance or restriction periods ending in 2017/early 2018. This section addresses the long-term grants made to our NEOs in 2017.

Forms of 2017 Long-Term Incentive Grant	Weight	Performance Metrics and Vesting Period
AT&T Performance Shares	75% for Messrs. McElfresh, Bowling and Hartman 100% for Mr. Connelly	Performance Metric: 100% AT&T ROIC Three-year performance period (2017-2019)

AT&T Restricted Stock Units	25% for Messrs. McElfresh, Bowling and Hartman	Payout value based on stock price performance only Four-year restriction period (2017-2020)

2017 Long-Term Incentive Grant Values for NEOs

Grant values for these awards were as follows:

Name	Target Performance Share Grant Values ($) (amounts are rounded)	Restricted Stock Unit Grant Values ($) (amounts are rounded)
Jeffery McElfresh	$461,250	$153,750
John Connelly	$140,000	—
Michael Bowling	$450,000	$150,000
Michael Hartman	$416,250	$138,750

2017 Performance Share Grants Made to Messrs. McElfresh, Connelly, Bowling and Hartman

The AT&T performance shares granted in 2017 are for the 2017–2019 performance period and are subject to achievement of AT&T’s ROIC performance target over a three-year performance period. These performance shares provide for dividend equivalents to be paid at the end of the performance period based on the number of performance shares earned for Messrs. McElfresh, Bowling and Hartman. Mr. Connelly receives dividend equivalents on his performance shares at the same time dividends are paid to AT&T’s stockholders. For Messrs. McElfresh, Bowling and Hartman, the performance shares settle in 66% cash and 34% AT&T stock, unless otherwise provided by AT&T. For Mr. Connelly, the performance shares settle in 50% cash and 50% AT&T stock, unless otherwise provided by AT&T.

ROIC Performance Metric

ROIC is calculated the same as described above for AT&T performance shares granted in 2015.

The ROIC target range for the 2017-2019 performance period was set 75 basis points above the AT&T cost of capital, a target believed to be challenging, but attainable. For performance above or below the performance target range, the number of performance shares is increased or reduced, respectively. Potential payouts range from 0% to 150% of the number of performance shares granted.

AT&T 2017 Restricted Stock Unit Grants Granted to Messrs. McElfresh, Bowling and Hartman

AT&T restricted stock units granted in 2017 vest 100% after four years, upon retirement eligibility (which is generally defined as either reaching age 55 with at least five years of service or satisfying the “modified rule of 75”, which requires certain combinations of age and service that total at least 75) or upon termination of employment due to disability, whichever occurs earlier, but do not pay out until the scheduled distribution date. Mr. Bowling was retirement eligible in 2017. These units receive quarterly dividend equivalents, paid in cash, at the time regular dividends are paid on AT&T stock. Restricted stock units pay out 100% in AT&T stock.

Treatment of Outstanding AT&T Equity Awards

Following the offering, the AT&T equity awards currently held by our NEOs will continue to be governed by the applicable AT&T long-term incentive plan and associated grant documents and will continue to be tied to AT&T stock.

Risk Mitigation

By ensuring that a significant portion of compensation is based on the long-term performance of AT&T, the AT&T HR Committee intends to reduce the risk that its executives will place too much focus on short-term achievements to the detriment of AT&T’s long-term sustainability. Further, AT&T’s short-term incentive compensation is structured to support the achievement of AT&T’s long-term goals. Both of these elements work together for the benefit of AT&T and its stockholders and to reduce risk in AT&T incentive plans.

In addition, each year the AT&T HR Committee reviews an analysis of AT&T’s executive compensation policies and practices in order to evaluate whether they create unintended risks. This analysis includes the steps previously taken by the AT&T HR Committee to mitigate risk in the compensation plans, including:

•	Using multiple performance metrics in determining award payouts.

•	Designing award payout tables so they provide partial payouts for partial performance attainment and payout caps.

•	Requiring cross-functional department review and/or approval of all payouts.

•	Requiring an internal audit of award payouts.

The AT&T HR Committee’s compensation consultant has reviewed the risk analysis and advised the AT&T HR Committee that the AT&T executive compensation programs do not encourage excessive risk-taking.

Clawback Policy

In addition to the above risk moderation actions, the AT&T HR Committee may, in appropriate circumstances, seek restitution of any bonus, commission or other compensation received by an employee as a result of such employee’s intentional or knowing fraudulent or illegal conduct, including the making of a material misrepresentation in AT&T’s financial statements.

AT&T Benefits

This section outlines the benefits that Messrs. McElfresh, Connelly, Bowling and Hartman were eligible to receive from AT&T during 2017.

Benefits

The AT&T HR Committee believes that benefits are an important tool to maintain the market competitiveness of its overall compensation package. Personal benefits are provided for three main reasons:

•	To effectively compete for talent: The majority of companies against which AT&T competes for talent provide benefits to their executives. AT&T management believes it must have a program that is robust and competitive enough to attract and retain key talent.

•	To support AT&T executives in meeting the needs of the business: AT&T management requires the around-the-clock commitment and availability of its executives. Therefore, executives receive benefits that allow AT&T leadership to have greater access to them. These benefits should not be measured solely in terms of any incremental financial cost, but rather the value they bring to AT&T through maximized productivity and availability of its executives.

•	To provide for the safety, security and personal health of executives: AT&T executives are charged to care for the long-term health of AT&T. In order to facilitate them doing so, they receive certain personal benefits to provide for their safety and personal health.

Executive benefits offered to AT&T executives in 2017 are outlined below. The AT&T HR Committee continues to evaluate these benefits based on needs of the business and market practices and trends.

2017 Deferral Opportunities

Tax-qualified 401(k) Plans

The AT&T 401(k) plans offer substantially all of its U.S. employees, including our U.S. domestic and expatriate NEOs, the opportunity to defer income and receive company matching contributions. Substantially all of the plans provide employees the ability to invest in AT&T or other investments. The plans provide for an 80% match on employee contributions, limited to the first 6% of cash compensation (only base salary is matched for officers). Employees hired externally on or after January 1, 2015 do not receive a pension, and to account for the lack of a pension benefit, these managers receive a match on 100% of the first 6% of their eligible contributions.

Nonqualified Plans

Certain eligible mid-level and above managers at AT&T have the opportunity for tax-advantaged savings through two nonqualified plans:

Stock Purchase and Deferral Plan

This is AT&T’s principal nonqualified deferral program, which is used as a way to encourage AT&T managers to invest in and hold AT&T stock on a tax-deferred basis. Under this plan, eligible managers may annually elect to defer, through payroll deductions, up to 30% of their salary and annual bonus, and officers (including Messrs. McElfresh, Bowling and Hartman) may defer up to 95% of their short-term award (which is similar to, and paid in lieu of, the annual bonus paid to other management employees) to purchase AT&T deferred share units at fair market value on a tax-deferred basis. In addition, the AT&T HR Committee may approve other contributions to the plan. Participants receive a 20% match on their deferrals in the form of additional AT&T deferred share units. Participants also receive makeup matching deferred AT&T share units to replace the match that is not available in the 401(k) because of their participation in AT&T nonqualified deferral plans or because they exceeded the IRS compensation limits for 401(k) plans. Officers do not receive the makeup match on the contribution of their short-term awards. For additional information, please see the section titled “Nonqualified Deferred Compensation—Stock Purchase and Deferral Plan (‘SPDP’)” below.

Cash Deferral Plan

Through this plan, eligible managers may also defer cash compensation in the form of salaries and bonuses. The plan pays interest at the Moody’s Long-Term Corporate Bond Yield Average for September of the preceding calendar year, which is a common index used by companies for deferral plans. For additional information, please see the section titled “Nonqualified Deferred Compensation—Cash Deferral Plan (‘CDP’)” below.

Pension Benefits

AT&T offers a tax-qualified group pension plan to substantially all of its managers. However, managers hired externally on or after January 1, 2015, who would otherwise be eligible to participate in the pension plan, instead receive an enhanced match in the AT&T 401(k) plan.

Additional information on pension benefits, including these plans, may be found under the section titled “AT&T Qualified Pension Plans”.

AT&T Personal Benefits

Other than as specified below, Messrs. McElfresh, Connelly, Bowling and Hartman were eligible to receive other market-based personal benefits, as follows:

Benefit/Perquisite	Description
Financial Counseling	Provided for executives. Includes tax preparation, estate planning and financial counseling. Allows participants to focus more on business responsibilities by providing financial counselors to help ensure that executives understand and comply with plan requirements.

Executive Physical Program	Provided for officers promoted or hired after March 23, 2010, subject to certain limits. Mr. Connelly is not eligible for this program.

Communications Benefits	Executives are provided AT&T products and services at little or no incremental cost.

Automobile	Provided for executives. Includes allowance, fuel, parking and maintenance.

Executive Disability	Provides compensation to officers during a leave of absence due to illness or injury. Mr. Connelly is not eligible for this benefit.

Executive Death Benefits	Provides for a payment to family in the event of an eligible officer’s death. More information on death benefits may be found under the section titled “Potential Payments Upon a Termination of Employment—Death or Disability”. Mr. Connelly is not eligible for these benefits.

Certain of these benefits are also offered as post-retirement benefits to officer-level employees who meet age and service requirements. Additional information on these post-retirement benefits can be found under the section titled “Other Post-Retirement Benefits”.

Additional Benefits Applicable to Mr. Hartman

In connection with its acquisition of DIRECTV in 2015, AT&T assumed two tax-qualified and non-qualified retirement and pension plans in which Mr. Hartman continues to participate:

•	DIRECTV Formula Pension Program—This is a cash balance pension program that is part of the tax-qualified AT&T Pension Benefit Plan, which is described more fully under the section titled “AT&T Qualified Pension Plans—DIRECTV Formula Pension Program”.

•	DIRECTV Restoration Savings Plan—The DIRECTV Restoration Savings Plan is designed to replace savings opportunities from base salary or annual bonuses that are limited by IRS rules for qualified 401(k) plans. Employee contributions to the plan begin after the employee reaches the maximum wage permitted by the Internal Revenue Code for AT&T’s 401(k) plans. The plan permits employees to contribute up to 50% of base salary and 80% of bonuses to the plan, and provides for employer matching contributions generally consistent with the matching contributions provided under AT&T’s 401(k) plans. The plan is described more fully under the section titled “AT&T Nonqualified Pension Plans—DIRECTV Restoration Pension Plan”.

AT&T Change in Control Severance Plan

AT&T maintains a Change in Control Severance Plan, in which certain of our NEOs participate and which is more fully described under the section titled “Potential Payments Upon a Termination of Employment—Qualifying Termination in Connection with a Change in Control of AT&T”. The AT&T HR Committee believes this type of plan is necessary to ensure that participants receive certain double-trigger benefits in the event of a (i) change in control and (ii) subsequent termination of employment, so the participating officers may focus on their duties during an acquisition. The plan is not intended to replace other compensation elements.

Elements of Mr. Baptista’s Compensation

Employment Contract

Mr. Baptista entered into an employment agreement with Sky Brasil Servicos Ltda. (the predecessor entity to SKY Brasil) effective January 1, 2015, which had a term of three years unless terminated earlier by either party. Under the employment agreement, Mr. Baptista’s 2015 aggregate annual base compensation equaled R$1,998,344 (approximately U.S.$603,365 at an exchange rate of 3.312 Brazilian Real per U.S. dollar, which was the exchange rate in effect on December 31, 2017), which amount was subject to annual increases in connection with union negotiations covering all SKY Brasil employees. Additionally, Mr. Baptista was eligible for a 2017 target annual bonus of R$2,245,769 (approximately U.S.$678,070 at an exchange rate of 3.312 Brazilian Real per U.S. dollar), which bonus opportunity was tied to the achievement of quantitative and qualitative targets, including an individual performance rating, as described below under the section titled “SKY Brasil Executive Results Bonus”. If Mr. Baptista’s employment had been terminated without cause by SKY Brasil prior to December 31, 2017, he would have been entitled to receive a severance payment as described below under “Potential Payments Upon a Termination of Employment—Mr. Baptista’s Severance”.

On December 11, 2017, Mr. Baptista entered into an amended employment agreement with SKY Brasil effective January 1, 2018, which has a term of three years unless terminated earlier by either party. Under the amended employment agreement, Mr. Baptista’s 2018 aggregate annual base compensation equals R$2,440,191 (approximately US$736,773 at an exchange rate of 3.312 Brazilian Real per U.S. dollar), which amount is subject to annual increases in connection with union negotiations covering all SKY Brasil employees. Additionally, Mr. Baptista is eligible for a 2018 target annual bonus of R$2,332,186 (approximately US$704,162 at an exchange rate of 3.312 Brazilian Real per U.S. dollar), which bonus opportunity is tied to the achievement of quantitative and qualitative targets, and a retention bonus of U.S.$2,000,000, which is payable within 30 days following the end of the term of the amended employment agreement subject to Mr. Baptista’s continued employment. Additionally, Mr. Baptista will be entitled to a long-term incentive performance unit award in the gross amount of U.S.$2,625,000. If, prior to December 31, 2020, (i) Mr. Baptista’s employment is terminated without cause or (ii) he resigns within 120 days of a special event constituting good reason or a “change of control” (as defined in the new employment agreement), he will be entitled to receive a severance payment in accordance with the employment agreement and severance payments required under Brazilian statutory law in an aggregate amount equal to 41.4 times his monthly base salary. Additionally, in the event that Mr. Baptista’s employment is terminated without cause or due to death or disability during the term of the amended employment agreement, he will be entitled to payment of his full retention bonus of U.S.$2,000,000.

SKY Brasil Executive Results Bonus

Mr. Baptista is a participant in the SKY Brasil Executive Results Bonus, which is paid out based on business results and individual performance. In 2017, business performance resulted in earning the business component at 72% of the target bonus level, as follows:

Performance Metric (1)	Weighting	Performance Goal	Performance Attainment	Payout
AT&T Earnings Per Share (2)	20%	$2.97	94%	84%
AT&T Free Cash Flow (3)	10%	$17.0B	103%	106%
DIRECTV Latin America Consolidated Simple Free Cash Flow (4)	10%	$571M	100%	99%
Brazil Revenue	20%	$2,777M	94%	85%
Brazil Simple Free Cash Flow (5)	20%	$228M	85%	63%
Brazil Total Churn (6)	10%	3.29%	82%	55%
Brazil Net Adds (7)	10%	-804	N/M	0%
Weighted Average Payout				72%

(1)	AT&T adjusts payouts for individual or business unit performance, as discussed below.
(2)	AT&T Earnings Per Share is calculated by excluding from AT&T operating revenues, operating expenses and income tax expense and certain significant items that are non-operational or non-recurring in nature, including dispositions and merger integration and transaction costs. AT&T also adjusts for net actuarial gains or losses associated with its pension and post-employment benefit plans due to the often significant impact on its fourth quarter results (AT&T immediately recognizes this gain or loss in the income statement, pursuant to its accounting policy for the recognition of actuarial gains and losses). Consequently, AT&T’s adjusted results reflect an expected return on plan assets rather than the actual return on plan assets, as included in the GAAP measure of income.
(3)	AT&T Free Cash Flow is defined as AT&T cash from operations minus capital expenditures.
(4)	DIRECTV Latin America Consolidated Simple Free Cash Flow is defined as revenue minus cash operating expense less capital expenditures for consolidated DIRECTV Latin America.
(5)	Brazil Simple Free Cash Flow is defined as revenue minus cash operating expense (excluding satellite costs) less capital expenditures for Brazil.
(6)	Brazil Total Churn is defined as the number of subscribers disconnecting during the year divided by the number of subscribers at the beginning of the year for Brazil.
(7)	Brazil Net Adds is defined as gross subscriber additions less gross subscriber disconnections during the year for Brazil.

In 2017, Mr. Baptista’s individual performance was evaluated at a “2”, which resulted in earning the individual component at 100% of the target bonus level, as follows:

Individual Performance Factor	Percentage of Target Bonus
Employees with Evaluation 3	105% – 120%
Employees with Evaluation 2	90% – 100%
Employees with Evaluation 1	40% – 70%

Mr. Baptista’s total bonus was equal to his base target bonus of R$2,245,769, multiplied by the business results percentage (72%) and by Mr. Baptista’s individual results percentage (100%), for a total of R$1,616,954 (approximately U.S.$488,211 at an exchange rate of 3.312 Brazilian Real per U.S. dollar).

Long-Term Incentive Award Payouts/Restriction Periods Ending in 2017/Early 2018

In 2015, Mr. Baptista was granted time-based RSUs. The restrictions on these awards lapsed, and the awards became payable, in 2017/early 2018.

Mr. Baptista’s Benefits

In 2017, Mr. Baptista was eligible to receive benefits consistent with the terms of his contract and a Flexible Benefits program provided generally by SKY Brasil to employees in Brazil, as follows:

Benefit/Perquisite	Description
Automobile	Includes car insurance, fuel, protective car shield, personal driver, car maintenance, parking and car licenses.

Health Plans	Medical, dental, life insurance and pharmacy benefits eligibility for Mr. Baptista and his family. In 2017, Mr. Baptista opted out of the dental plan.

Food	Consistent with all SKY Brasil employees, Mr. Baptista receives meal and grocery vouchers.

SKY Brasil Service	SKY Brasil employee package includes SKY Brasil service.

Additional information on Mr. Baptista’s pension benefits can be found under the section titled “Other Nonqualified Deferred Compensation Plans—BRASILPREV Insurance and Pension Plan”.

Limit on Deductibility of Certain Compensation

U.S. federal income tax law prohibits publicly held companies from deducting certain compensation paid to a NEO that exceeds $1 million during the tax year. During 2017, none of the compensation paid to our NEOs was subject to the limitations on deductibility of compensation in excess of $1 million under Section 162(m) of the Code because our NEOs were not among the executives of AT&T that were subject to Section 162(m). Prior to the adoption of the Tax Act, to the extent that compensation was based upon the attainment of performance goals set by the AT&T HR Committee pursuant to plans approved by AT&T stockholders, the compensation was not included in the $1 million limit. The Tax Act repealed this exemption, and now compensation paid to NEOs in excess of $1 million in 2018 and later will no longer be deductible, even if performance-based. We retain the ability to pay compensation that exceeds deductibility limits and believe that having flexibility to recruit, retain and motivate our employees with a compensation program that promotes long-term value creation, even though some compensation awards may not be tax-deductible, is in the best interests of our shareholders.

New Compensation Programs Anticipated in Connection with This Offering

In connection with this offering, we expect to adopt the two incentive plans described below, under which we will be permitted to grant a variety of equity-based and cash-based incentive awards to our employees and non-employee directors.

2018 Incentive Plan

The purposes of the Company’s 2018 Incentive Plan (the “Incentive Plan”) are to help us attract, retain and motivate employees and align the interests of those individuals with the interests of the Company’s stockholders. To accomplish these purposes, the Incentive Plan permits the grant of stock options, restricted stock, restricted stock units, performance units and performance shares (collectively, “awards”).

Administration of the Incentive Plan

With respect to “insiders” (i.e., officers, directors or 10% beneficial owners of the Company, as those terms are defined under Section 16 of the Exchange Act), the Incentive Plan will be administered by the full board of directors and any committee comprising “non-employee directors” as may be appointed by the board of directors for such purpose (the “disinterested committee”). With respect to non-insiders, the Incentive Plan will be administered by each of the disinterested committee and any other committee to which the board of directors may delegate the authority to administer the Incentive Plan. For purposes of this summary, we refer to the board and any committee(s) that administer the Incentive Plan as the “Committee”.

Subject to the terms of the Incentive Plan, the Committee will determine which employees will receive awards under the Incentive Plan, the dates of grant, the number and types of awards to be granted, the exercise or purchase price of each award, and the terms and conditions of the awards. In addition, the Committee has the authority to interpret the Incentive Plan and may adopt any administrative rules, regulations, procedures and guidelines governing the Incentive Plan or any awards granted under the Incentive Plan as it deems to be appropriate.

Shares Subject to the Incentive Plan

The Incentive Plan authorizes the issuance of up to                 shares of common stock to participants. Unless otherwise provided by the Committee, (i) if an outstanding award expires, or is terminated or canceled without having being exercised or settled in full, or if shares acquired pursuant to an award subject to forfeiture are forfeited, the shares allocable to that terminated portion of such award or such forfeited shares will again be available for issuance under the Incentive Plan, (ii) shares will not be deemed to have been issued with respect to any award that is settled in cash, other than an option and (iii) the number of shares available for issuance will be reduced by the gross number of shares for which an option is exercised. In the event of a stock split, stock dividend or other change in the corporate structure of the Company, as described in the Incentive Plan, affecting the shares that may be issued under the Incentive Plan, an adjustment will be made in the number and class of shares which may be delivered under the Incentive Plan as may be determined by the Committee.

Eligibility and Participation

All employees of the Company or one of the Company’s subsidiaries are eligible to be selected to participate in the Incentive Plan. The selection of any eligible employee to participate in the Incentive Plan is within the sole discretion of the Committee.

Types of Awards

The Incentive Plan permits the grant of stock options intended to meet the requirements of “incentive stock options” under Section 422 of the Code as well as “non-qualified stock options” that do not meet such requirements, restricted stock, restricted stock units, performance awards and dividend equivalent rights.

Stock Options

An award of a stock option gives a participant the right to purchase a certain number of shares of our common stock during a specified term (not to exceed ten years) at an exercise price equal to at least 100% of the fair market value of our common stock on the grant date. The Committee will determine the number of shares subject to options and all other terms and conditions of the options, including vesting requirements. Except for adjustments based on changes in the corporate structure or as otherwise provided in the Incentive Plan, the terms of an option may not be amended to reduce the exercise price nor may options be canceled or exchanged for cash, other awards or options with an exercise price that is less than the exercise price of the original options. Unless otherwise determined by the Committee, any unvested options will be immediately forfeited on a participant’s termination of employment.

At the time of grant, the Committee will determine whether all or any part of an award of options will be an award of incentive stock options. Incentive stock options will be exercisable in any fiscal year only to the extent that the aggregate fair market value of our common stock with respect to which the incentive stock options are exercisable for the first time does not exceed $100,000. No incentive stock option may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our affiliates unless (i) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant and (ii) the term of the incentive stock option does not exceed five years from the date of grant. No more than                 shares of our common stock (as adjusted pursuant to the provisions of the Incentive Plan) may be issued through incentive stock options.

Restricted Stock and Restricted Stock Units

Each share of restricted stock will be subject to such terms, conditions, restrictions, and/or limitations, if any, as the Committee deems appropriate, including restrictions on transferability and continued employment. The Committee may condition vesting of the award on the attainment of performance goals. Holders of shares of restricted stock may vote the shares, but unless otherwise determined by the Committee, the Company will retain all ordinary cash dividends or other ordinary distributions paid upon any shares of restricted stock until and to the extent the award vests. The vesting period for restricted stock will be determined by the Committee, which may accelerate the vesting of any such award. Unless vested by the Committee prior to a participant’s termination of employment, any unvested shares of restricted stock will be immediately forfeited on such termination of employment. The Committee may also grant unrestricted stock under the Incentive Plan.

A restricted stock unit is an unfunded and unsecured obligation to issue a share of common stock (or an equivalent cash amount) to the participant in the future. Restricted stock units become payable on terms and conditions determined by the Committee. Unless otherwise determined by the Committee, the Company will retain dividend equivalents payable upon any restricted stock units until and to the extent the award vests.

Performance Awards

The Incentive Plan allows the Committee to grant performance shares and performance units. These are contingent incentive awards that are converted into stock and/or cash and paid out to the participant only if specific performance goals are achieved over performance periods. If the performance goals are not achieved, the awards are forfeited or reduced. A performance share is equivalent in value to a share of common stock (payable in cash and/or stock) and a performance unit is equal to a fixed dollar amount. Unless otherwise provided by the Committee, the Company will retain dividend equivalents payable on any performance shares until and to the extent the performance shares are distributed to that participant.

Amendment; Termination

Our board of directors or the disinterested committee may amend or terminate the Incentive Plan at any time, provided that no amendment may materially adversely impair any participant’s rights under an award without the participant’s consent. Unless otherwise determined by the board of directors, stockholder approval of any suspension, discontinuance, revision or amendment will be obtained only to the extent necessary to comply with any applicable laws, regulations or rules of a securities exchange or self-regulatory agency, except that stockholder approval will be required for any amendment to the Incentive Plan that (i) materially increases the number of shares to be issued under the Incentive Plan (other than to reflect a reorganization, stock split, merger, spinoff or similar transaction); (ii) expands the types of awards available under the Incentive Plan; (iii) materially expands the class of participants eligible to participate in the Incentive Plan; (iv) materially extends the term of the Incentive Plan; (v) materially changes the method of determining the strike price of options under the Incentive Plan; or (vi) deletes or limits any provision prohibiting the repricing of options.

After                 , no further awards may be issued under the Incentive Plan.

Change in Control

Unless the Committee determines otherwise, or as otherwise provided in the applicable award agreement, if a participant’s employment is terminated by the Company or any successor entity without “cause” (as defined in the Incentive Plan) or the participant resigns his or her employment for “good reason” (as defined in the Incentive Plan), in either case, on or within two years after a “change in control” (as defined in the Incentive Plan), (i) all outstanding awards will become fully vested (including lapsing of all restrictions and conditions), and, as applicable, exercisable and (ii) any shares deliverable pursuant to restricted stock units will be delivered promptly (but no later than 15 days) following such participant’s termination of employment. After a change in control, unless the Committee assigns a higher percentage achievement, the payout of performance units and performance shares will be determined by assigning a 100% performance achievement with respect to all open performance periods, unless the Committee assigns a higher percentage treatment.

In the event of a change in control, the Committee also may (i) settle outstanding awards for an amount of cash or securities equal to their value (in the case of stock options that are settled in cash, the value of such awards will be equal to their in-the-money spread value, if any, of such awards, as determined in the sole discretion of the Committee), (ii) provide for the assumption of the awards or the issuance of substitute awards, (iii) modify the terms of such awards to add events or conditions upon which the vesting of such awards will accelerate or (iv) provide that for a period of at least 20 days prior to the change in control, stock options that would not otherwise become exercisable prior to a change in control will be exercisable as to all shares of common stock, as the case may be, subject thereto and that any stock options not exercised prior to the consummation of the change in control will terminate and be of no further force or effect as of the consummation of the change in control.

In general terms, a change in control under the Incentive Plan occurs if following the completion of this offering:

•	a person becomes a beneficial owner, directly or indirectly, of our securities representing (x) prior to the date on which AT&T first ceases to beneficially own 20% of the voting power of our outstanding voting securities (the “AT&T Sale Date”), a percentage of the voting power of our outstanding capital stock greater than the percentage of the voting power of our outstanding capital stock then held by AT&T or (y) after the AT&T Sale Date, 20% or more of the voting power of our outstanding capital stock;

•	during any period of two consecutive years, individuals who constitute the board of directors as of the beginning of the period whose appointment or election is endorsed by two-thirds of the incumbent directors no longer constitute a majority of the board;

•	we merge into another entity, unless at least 50% of the voting power of the merged entity or its parent is represented by our voting securities that were outstanding immediately prior to the merger; or

•	our stockholders approve a plan of liquidation of the Company or an agreement to sell or dispose of all or substantially all of our assets.

Clawback

All awards under the Incentive Plan will be subject to any clawback or recapture policy that we may adopt from time to time.

Miscellaneous

We currently expect that, following the offering, and in addition to the Incentive Plan described above, our employees will continue to participate in the AT&T compensation and benefit programs in which similarly situated AT&T employees participate. However, following the offering, our board of directors will evaluate our compensation philosophy, strategy and decisions in order to establish an executive compensation program that incentivizes our executives to produce outstanding financial and operational results, create sustainable long-term value for Vrio stockholders and lead Vrio with ethics and integrity. We expect that these decisions will include reducing or eliminating aspects of our executives’ compensation that are dependent on AT&T performance, other than with respect to outstanding awards. In making its compensation decisions, we expect that the board will do so taking into account the compensation of executives at companies the board determines to be peers of Vrio.

2018 Non-Employee Director Plan

The purpose of the Company’s 2018 Non-Employee Director Plan (the “Director Plan”) is to align the interests of non-employee directors to those of the Company’s stockholders. To accomplish this purpose, the Director Plan permits the grant of restricted stock, restricted stock units, stock options and other equity-based or cash-based awards (collectively, “awards”).

Administration of the Director Plan

The Director Plan will be administered by the full board of directors and any committee comprising “non-employee directors” as may be appointed by the board of directors for such purpose. For purposes of this summary, we refer to the board and any committee that administers the Director Plan as the “Board”.

Subject to the terms of the Director Plan, the Board will determine which non-employee directors will receive awards under the Director Plan, the dates of grant, the number and types of awards to be granted, the exercise or purchase price of each award, and the terms and conditions of the awards. In addition, the Board has the authority to interpret the Director Plan and may adopt any administrative rules, regulations, procedures and guidelines governing the Director Plan or any awards granted under the Director Plan as it deems to be appropriate.

Shares Subject to the Director Plan

The Director Plan authorizes the issuance of up to                 shares of common stock to participants. Unless otherwise provided by the Board, (i) if an outstanding award expires, or is terminated or canceled without having being exercised or settled in full, or if shares acquired pursuant to an award subject to forfeiture are forfeited, the shares allocable to that terminated portion of such award or such forfeited shares will again be available for issuance under the Director Plan, (ii) shares will not be deemed to have been issued with respect to any award that is settled in cash, other than an option and (iii) the number of shares available for issuance will be reduced by the gross number of shares for which an option is exercised. In the event of a stock split, stock dividend, or other change in the corporate structure of the Company, as described in the Director Plan, affecting the shares that may be issued under the Director Plan, an adjustment will be made in the number and class of shares which may be delivered under the Director Plan as may be determined by the Board.

Aggregate awards to any one non-employee director in respect of any calendar year, solely with respect to his or her service as a director, will be $             or less based on the aggregate value of cash-based awards and fair market value of stock-based awards, determined as of the date of grant.

Eligibility and Participation

Members of our board of directors who are not employed by the Company or one of the Company’s subsidiaries are eligible to be selected to participate in the Director Plan. Members of our board of directors who are employed by, and serve as directors on behalf of, AT&T or any of its subsidiaries (excluding the Company and its subsidiaries) are not eligible to receive awards under the Director Plan. The selection of any eligible non-employee director to participate in the Director Plan is within the sole discretion of the Board.

Types of Awards

The Director Plan permits the grant of restricted stock, restricted stock units, stock options, dividend equivalent rights and other equity-based, equity-related or cash-based awards.

Restricted Stock and Restricted Stock Units

Each share of restricted stock will be subject to such terms, conditions, restrictions, and/or limitations, if any, as the Board deems appropriate, including restrictions on transferability. Holders of shares of restricted stock may vote the shares, but unless otherwise determined by the Board, the Company will retain all ordinary cash dividends or other ordinary distributions paid upon any shares of restricted stock until and to the extent the award vests. The vesting period for restricted stock will be determined by the Board, which may accelerate the vesting of any such award. Unless vested by the Board prior to a participant’s termination of service, any unvested shares of restricted stock will be immediately forfeited on such termination of service. The Board may also grant unrestricted stock under the Director Plan.

A restricted stock unit is an unfunded and unsecured obligation to issue a share of common stock (or an equivalent cash amount) to the participant in the future. Restricted stock units become payable on terms and conditions determined by the Board. Unless otherwise determined by the Board, the Company will retain dividend equivalents payable upon any restricted stock units until and to the extent the award vests.

Stock Options

An award of a stock option gives a participant the right to purchase a certain number of shares of our common stock during a specified term (not to exceed ten years) at an exercise price equal to at least 100% of the fair market value of our common stock on the grant date. The Board will determine the number of shares subject to options and all other terms and conditions of the options, including vesting requirements. Except for adjustments based on changes in the corporate structure or as otherwise provided in the Director Plan, the terms of an option may not be amended to reduce the exercise price nor may options be canceled or exchanged for cash, other awards or options with an exercise price that is less than the exercise price of the original options. Unless otherwise determined by the Board, any unvested options will be immediately forfeited on a participant’s termination of service.

Other Stock-Based or Cash-Based Awards

The Board may grant other types of equity-based, equity-related or cash-based awards subject to such terms and conditions that the Board may determine. Such awards may include retainers and meeting-based fees and the grant of performance share awards and performance units settled in cash.

Amendment; Termination

The Board may amend or terminate the Director Plan at any time, provided that no amendment may materially adversely impair any participant’s rights under an award without the participant’s consent. Our stockholders must approve any amendment to the extent required to comply with the Code, applicable laws or applicable stock exchange requirements.

After                 , no further awards may be issued under the Director Plan.

Change in Control

Unless the Board determines otherwise, upon a “change in control” (as defined in the Director Plan), (i) all outstanding awards will become fully vested (including lapsing of all restrictions and conditions), and, as applicable, exercisable and (ii) any shares deliverable pursuant to restricted stock units will be delivered promptly (but no later than 15 days) following such change in control.

In the event of a change in control, the Board also may (i) settle outstanding awards for an amount of cash or securities equal to their value (in the case of stock options that are settled in cash, the value of such awards will be equal to their in-the-money spread value, if any, of such awards, as determined in the sole discretion of the Board), (ii) provide for the assumption of the awards or the issuance of substitute awards, (iii) modify the terms of such awards to add events or conditions upon which the vesting of such awards will accelerate or (iv) provide that for a period of at least 20 days prior to the change in control, stock options that would not otherwise become exercisable prior to a change in control will be exercisable as to all shares of common stock, as the case may be, subject thereto and that any stock options not exercised prior to the consummation of the change in control will terminate and be of no further force or effect as of the consummation of the change in control.

In general terms, a change in control under the Incentive Plan occurs if following the completion of this offering:

•	a person becomes a beneficial owner, directly or indirectly, of our securities representing (x) prior to the date on which AT&T first ceases to beneficially own 20% of the voting power of our outstanding voting securities (the “AT&T Sale Date”), a percentage of the voting power of our outstanding capital stock greater than the percentage of the voting power of our outstanding capital stock then held by AT&T or (y) after the AT&T Sale Date, 20% or more of the voting power of our outstanding capital stock;

•	during any period of two consecutive years, individuals who constitute the board of directors as of the beginning of the period whose appointment or election is endorsed by two-thirds of the incumbent directors no longer constitute a majority of the board;

•	we merge into another entity, unless at least 50% of the voting power of the merged entity or its parent is represented by our voting securities that were outstanding immediately prior to the merger; or

•	our stockholders approve a plan of liquidation of the Company or an agreement to sell or dispose of all or substantially all of our assets.

Executive Compensation Tables

The table below contains information concerning the compensation provided to our NEOs in 2017, during which year each person became an NEO. Unless otherwise stated, the compensation tables included in this section reflect amounts paid or payable or awards granted to the NEOs under the compensation plans and programs sponsored by AT&T. As discussed above, we currently expect that the NEOs will continue to participate in the AT&T compensation and benefit programs made available to similarly situated AT&T employees following the completion of this offering.

Summary Compensation Table

Name and Principal Position (1)	Year	Salary (2) ($)	Bonus (3) ($)	Stock Awards (4) ($)	Option Awards ($)	Non- Equity Incentive Plan Compen- sation (2) ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings (5) ($)	All Other Compen- sation (6) ($)	Total ($)
Jeffery McElfresh	2017	343,333	—	615,021	—	239,400	76,121	98,923	1,372,798
Chief Executive Officer

John Connelly	2017	240,167	50,000	139,041	—	90,783	226,165	50,741	796,897
Chief Financial Officer
Luiz Baptista (7)	2017	695,103	—	—	—	488,211	—	139,161	1,322,475
President-Brazil

Michael Bowling	2017	481,535	—	599,984	—	328,280	297,769	1,335,814	3,043,382
President-North Region
Michael Hartman	2017	520,167	85,000	554,998	—	256,200	68,535	249,295	1,734,195
General Counsel

(1)	Principal positions listed reflect the position at the Company in which each NEO will serve. The NEOs’ positions in 2017 with AT&T are described in the executive officer biographies in the section titled “Management—Executive Officers and Directors” above.

(2)	Each of the NEOs, except Mr. Baptista, deferred portions of their 2017 salary and/or non-equity incentive awards into the AT&T Stock Purchase and Deferral Plan to make monthly purchases of AT&T stock in the form of stock units based on the price of the underlying AT&T stock as follows: Mr. McElfresh—$116,463, Mr. Connelly—$100,145, Mr. Bowling—$400,300 and Mr. Hartman—$481,628. Each unit that the employee purchases is paid out in the form of a share of AT&T stock at the time elected by the employee, along with applicable matching shares. The value of the matching contributions made during the relevant year is included under “All Other Compensation”. A description of the Stock Purchase and Deferral Plan may be found under “Nonqualified Deferred Compensation—Stock Purchase and Deferral Plan (‘SPDP’)” below.

Mr. Baptista deferred $73,379 of his salary into the BRASILPREV Insurance and Pension Plan. This plan is described under “Nonqualified Deferred Compensation—BRASILPREV Insurance and Pension Plan” below.

Consistent with AT&T’s policies on benefits provided to employees on expatriate assignments, the amount in the Salary column for Mr. Bowling includes $90,535 relating to a salary adjustment due to his expatriate assignment in Colombia, which covers a quality-of-living allowance—$78,200, home leave allowance—$10,675, and a goods and services differential—$1,660. Such adjustments are only afforded to employees while they remain in expatriate status.

(3)	Mr. Connelly and Mr. Hartman earned Key Contributor Awards as described in the section titled “2017 Short-Term Incentive Awards—Short-Term Incentive Award Attainment”.

(4)	Amounts in the Stock Awards column represent the grant date fair values of performance shares and restricted stock units granted by AT&T in 2017. The grant date fair values were determined pursuant to FASB ASC Topic 718. Assumptions used for determining the value of the stock awards reported in these columns are set forth in the 2017 AT&T Annual Report to Stockholders in Note 13 to Consolidated Financial Statements, “Share-Based Payments”. The grant date values of performance shares included in the table for 2017, which reflects the target number of performance shares, were: Mr. McElfresh—$461,266, Mr. Connelly—$140,013, Mr. Bowling—$449,988 and Mr. Hartman—$416,238. The number of performance shares distributed at the end of the performance period is dependent upon the achievement of performance goals. Depending upon such achievement, the potential payouts range from 0% of the target number of performance shares to a maximum payout of 150% of the target number of performance shares. The grant date values of performance shares for 2017 calculated using the maximum payout of 150% of the target number of performance shares were: Mr. McElfresh—$691,899, Mr. Connelly—$210,020, Mr. Bowling—$674,982 and Mr. Hartman—$624,357. The value of the awards (performance shares and restricted stock units) will be further affected by the price of AT&T stock at the time of distribution.

(5)	Under this column, we report above-market or preferential earnings on deferrals of salary and incentive awards paid by AT&T. For the NEOs, these amounts were as follows for 2017: Mr. McElfresh—$5,037, Mr. Connelly—$1,624 and Mr. Bowling—$2,919. In addition, amounts reported under this heading represent an increase, if any, in pension actuarial value during the reporting period. Additional information regarding pensions is set forth under “Pension Benefits” below.

(6)	This column includes personal benefits provided by AT&T, AT&T-paid life insurance premiums, AT&T matching contributions to deferral plans, expatriate assignment allowances and tax reimbursements. In valuing personal benefits, we have reflected the incremental cost of the benefit to AT&T.

The aggregate incremental cost of personal benefits in 2017 provided to the NEOs was: Mr. McElfresh—$30,884, Mr. Connelly—$11,778, Mr. Baptista—$84,407, Mr. Bowling—$32,752 and Mr. Hartman—$17,461. Included in the above personal benefits amounts are (i) financial counseling, including tax preparation: Mr. McElfresh—$10,000, Mr. Connelly—$750 and Mr. Bowling—$7,500; (ii) auto benefits: Mr. McElfresh—$10,862, Mr. Connelly—$9,906, Mr. Baptista—$42,588 and Mr. Hartman—$9,600; (iii) executive health insurance premiums: Mr. Baptista—$18,048 and Mr. Bowling—$25,200; and (iv) for Mr. Baptista only, a personal driver—$15,413. Other items included in personal benefits with a value less than $10,000 are executive physicals (Messrs. McElfresh and Hartman) and private health access (Mr. McElfresh); communications benefits (e.g., AT&T products and services) (Messrs. McElfresh, Connelly, Baptista and Hartman); event tickets (Mr. Bowling), and a miscellaneous allowance (Mr. Baptista).

Other items included in All Other Compensation:

AT&T-paid premiums on supplemental life or executive life insurance in 2017 were: Mr. McElfresh—$16,397, Mr. Baptista—$26,665, Mr. Bowling—$37,453 and Mr. Hartman—$170,518. Mr. Hartman’s premiums were paid in connection with coverage under a new life insurance policy.

AT&T or SKY Brasil, as applicable, provides matching contributions in the 401(k) plan, the BRASILPREV Insurance and Pension Plan, and the Stock Purchase and Deferral Plan. AT&T also provided matching contributions under the DIRECTV Restoration Savings Plan through 2017. Each of these plans is discussed in detail under “Nonqualified Deferred Compensation” below. Total matching contributions in 2017 were: Mr. McElfresh—$42,492, Mr. Connelly—$35,204, Mr. Baptista—$28,089, Mr. Bowling—$94,017 and Mr. Hartman—$57,642.

Tax reimbursements in 2017 were: Mr. McElfresh—$9,150, Mr. Connelly—$3,759, Mr. Bowling—$1,400 and Mr. Hartman—$3,674.

In accordance with AT&T’s policies on benefits provided to employees on expatriate assignments, Mr. Bowling received certain payments and benefits as a result of his assignment in Colombia totaling

$947,589. This amount included host country tax reimbursement—$732,106, host country housing—$106,525, dependent education—$88,636 and other items covered under AT&T’s policy—$20,322. He also received $222,603 in tax equalization payments.

(7)	Compensation paid by AT&T to Mr. Baptista has been converted from Brazilian Reais to U.S. dollars at an exchange rate of 3.312 Brazilian Real per U.S. dollar, which was the exchange rate in effect on December 31, 2017.

Grants of Plan-Based Awards

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards (1)			Estimated Future Payouts Under Equity Incentive Plan Awards (2)			All Other Stock Awards: Number of Shares of Stock or Units (3) (#)	Grant Date Fair Value of Stock and Option Awards ($)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
Jeffery McElfresh	1/26/2017	142,500	285,000	356,250
	1/26/2017				5,522	11,043	16,565	3,681	615,021
John Connelly	1/26/2017	54,038	108,075	135,094
	2/20/2017				1,676	3,352	5,028	—	139,041
Luiz Baptista	1/26/2017	610,263	678,070	881,491
Michael Bowling	1/26/2017	141,500	283,000	353,750
	1/26/2017				5,387	10,773	16,160	3,591	599,984
Michael Hartman	1/26/2017	152,500	305,000	381,250
	1/26/2017				4,983	9,965	14,948	3,322	554,998

(1)	Represents the possible range of cash payouts under the AT&T 2017 annual cash incentive opportunities. Actual amounts earned are reflected in the Summary Compensation Table under Non-Equity Incentive Plan Compensation.

(2)	Represents AT&T performance share awards, discussed above under “AT&T 2017 Long Term Grants”.

(3)	Represents AT&T restricted stock unit grants, discussed above under “AT&T 2017 Long Term Grants”. The 2017 units are scheduled to vest and distribute in January 2021. Units will also vest upon an employee becoming retirement eligible; in such case, however, the units are not distributed until the scheduled distribution date. Of the NEOs who received restricted stock unit grants, only Mr. Bowling was retirement eligible as of the grant date.

Outstanding Equity Awards at December 31, 2017

As of December 31, 2017, the NEOs held outstanding equity-based awards of AT&T.

	Option Awards (1)				Stock Awards
Name	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexer- cisable (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (2) (#)	Market Value of Shares or Units of Stock That Have Not Vested (2) ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (3) (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested (3) ($)
Jeffery McElfresh
2016–2018 Perf. Shares					—	—	12,666	492,454
2017–2019 Perf. Shares					—	—	16,565	644,047
2014–2018 Restricted Stock Units					3,748	145,722	—	—
2015–2019 Restricted Stock Units					4,399	171,033	—	—
2016–2020 Restricted Stock Units					8,444	328,303	—	—
2017–2021 Restricted Stock Units					3,681	143,117	—	—
John Connelly
2016–2018 Perf. Shares					—	—	5,910	229,781
2017–2019 Perf. Shares					—	—	5,028	195,489
2015–2020 Restricted Stock					8,982	349,220
Luiz Baptista
2015–2019 DTV Special RSU					31,190	1,212,667	—	—
Michael Bowling
Options	549	—	25.54	6/15/20
Options	776	—	28.24	2/15/21
2016–2018 Perf. Shares					—	—	12,666	492,454
2017–2019 Perf. Shares					—	—	16,160	628,301
Michael Hartman
2016–2018 Perf. Shares					—	—	14,249	554,001
2017–2019 Perf. Shares					—	—	14,948	581,178
2016–2020 Restricted Stock Units					9,499	369,321	—	—
2017–2021 Restricted Stock Units					3,322	129,159	—	—

(1)	Mr. Bowling’s stock options were granted in 2010 and 2011 based upon the amount of stock purchased under the Stock Purchase and Deferral Plan, described under “Nonqualified Deferred Compensation—Stock Purchase and Deferral Plan (‘SPDP’)” below. Stock options are not currently offered under the plan. Options were vested at issuance but were not exercisable until the earlier of the first anniversary of the grant or the termination of employment of the option holder. Options expire ten years after the grant date; however, option terms may be shortened due to the termination of employment of the holder.

(2)	Restricted Stock and/or Restricted Stock Units Held by Messrs. McElfresh, Connelly, Bowling and Hartman. Mr. Connelly’s award of restricted stock granted in 2015 vests on October 1, 2020. The restricted stock units shown in the table for Messrs. McElfresh and Hartman vest four years after grant, upon the recipient becoming retirement eligible or upon a termination of employment due to disability, whichever occurs earlier. Additionally, if these RSUs vest because of retirement eligibility, they are not distributed until the scheduled vesting date. Messrs. McElfresh, Connelly, Bowling and Hartman become retirement eligible for purposes of these restricted stock units when they either (i) reach age 55 and have at least five years of service or (ii) satisfy the “modified rule of 75”, which requires certain combinations of age and service that total at least 75. Of these NEOs with outstanding RSUs, only Mr. Bowling was retirement eligible as of December 31, 2017.

Restricted Stock Units Held by Mr. Baptista. The DIRECTV RSUs held by Mr. Baptista represent the remaining 50% of the units granted to Mr. Baptista in 2015 and vest four years after grant. The first 50% of the units vested in 2016.

(3)	Performance shares are paid after the end of the performance period shown for each award. The actual number of shares paid out is dependent upon the achievement of the related performance objectives and approval of the AT&T HR Committee. In this column, we report the number of outstanding performance shares and their theoretical value based on the price of AT&T stock on December 31, 2017. In calculating the number of performance shares and their value, we are required by SEC rules to compare the performance of AT&T through 2017 under each outstanding performance share grant against the threshold, target level and maximum performance levels for the grant and report in this column the applicable potential payout amount. If the performance is between levels, we are required to report the potential payout at the next highest level. For example, if the previous fiscal year’s performance exceeded the target, even if it is by a small amount and even if it is highly unlikely that AT&T will pay the maximum amount, we are required by SEC rules to report the awards using the maximum potential payouts. The sole performance measure for the shares in each grant is ROIC. As of the end of 2017, the ROIC achievement for both the 2016 and 2017 grants was above the target level, requiring these grants to be reported at their maximum award values.

Option Exercises and Stock Vested

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)(1)	Value Realized on Vesting ($)
Jeffery McElfresh	—	—	16,640	686,968
John Connelly	—	—	6,689	268,736
Luiz Baptista	—	—	77,970	3,031,474
Michael Bowling	—	—	48,222	1,989,531
Michael Hartman	—	—	36,603	1,423,125

(1)	Included in the above amounts are restricted stock units granted to Mr. Bowling that vested when he became retirement eligible on January 26, 2017, but are not distributable until 2018—8,996 RSUs, 2019—9,102 RSUs, 2020—8,444 RSUs and 2021—3,591 RSUs. The other NEOs who received RSUs in 2017 are not retirement eligible.

Pension Benefits

Name (1)	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit (2) ($)	Payments During Last Fiscal Year ($)
Jeffery McElfresh	Pension Benefit Plan—Mobility Program	13	168,887	—
	Pension Benefit Plan—Southeast Management Program	8	115,945	—
	Pension Benefit Make Up Plan	22	44,617	—
John Connelly	Pension Benefit Plan—Nonbargained Program	27	1,082,986	—
	Pension Benefit Make Up Plan	27	104,984	—
Michael Bowling	Pension Benefit Plan—Southeast Management Program	27	579,512	—
	BellSouth SERP	21	1,504,771	—
Michael Hartman	Pension Benefit Plan—DIRECTV Program	13	150,577	—
	DIRECTV Restoration Pension Plan	13	258,446	—

(1)	Mr. Baptista does not participant in any defined benefit pension plan.

(2)	Pension benefits reflected in the above table were determined using the methodology and material assumptions set forth in the AT&T Annual Report to Stockholders for 2017 in Note 12 to Consolidated Financial Statements, “Pension and Postretirement Benefits”, except that, as required by SEC regulations, the assumed retirement age is the specified normal retirement age in the plan unless the plan provides a younger age at which benefits may be received without a discount based on age, in which case the younger age is used. For the Nonbargained Program under the Pension Benefit Plan and the Pension Benefit Make Up Plan, the assumed retirement age is the date a participant is at least age 55 and meets the “modified rule of 75”, which requires certain combinations of age and service that total at least 75. For the Mobility and Southeast Management Programs under the Pension Benefit Plan and for the DIRECTV Program and DIRECTV Restoration Plan, the assumed retirement age is 65. For the BellSouth SERP, the assumed retirement age is the date the participant reaches age 62.

AT&T Qualified Pension Plans

AT&T offers post-retirement benefits, in various forms, to nearly all of its managers.

Mobility Program

Mr. McElfresh is covered by the Mobility Program, which is part of the tax-qualified AT&T Pension Benefit Plan. This program covers management employees of AT&T Mobility that were hired prior to 2006. The Mobility Program is the qualified pension plan previously offered by AT&T Mobility that was merged into the AT&T Pension Benefit Plan. Participants in the Mobility Program are generally entitled to receive a cash balance benefit equal to the monthly basic benefit credits of 5% of the participant’s pension-eligible compensation (generally, base pay, commissions and group incentive awards, but not individual awards) plus monthly interest credits on the participant’s cash balance account. The interest rate for cash balance credits is reset quarterly and is equal to the published average annual yield for the 30-year Treasury Bond as of the middle month of the preceding quarter. The plan permits participants to take the benefit in various actuarially equivalent forms, including an annuity or a lump sum calculated as the greater of the cash balance account balance, or the present value of the grandfathered pension benefit annuity.

Nonbargained Program

Mr. Connelly is covered by the Nonbargained Program of the AT&T Pension Benefit Plan, which is offered to most of the pre-2007 management employees of AT&T. Participants in the Nonbargained Program receive the greater of the benefit determined under the Career Average Minimum (“CAM”) formula or the cash balance formula, each of which is described below.

CAM Formula

The CAM formula provides an annual benefit equal to 1.6% of the participant’s average pension-eligible compensation (generally, base pay, commissions and annual bonuses, but not officer bonuses paid to individuals promoted to officer level before January 1, 2009) for the five years ended December 31, 1999, multiplied by the number of years of service through the end of the December 31, 1999 averaging period, plus 1.6% of the participant’s pension-eligible compensation thereafter. Employees who meet the “modified rule of 75” and are at least age 55 are eligible to retire without age or service discounts. The “modified rule of 75” establishes retirement eligibility when certain combinations of age and service total at least 75. Mr. Connelly satisfied the “modified rule of 75” as of December 31, 2017, for purposes of the Nonbargained Program, but was not yet 55 years old. Accordingly, if Mr. Connelly retired on December 31, 2017, his CAM formula benefit would have been reduced from that reflected in the table above, which assumes that Mr. Connelly is at least age 55.

Cash Balance Formula

The cash balance formula was frozen, except for interest credits, on January 14, 2005. The cash balance formula provided an accrual equal to 5% of pension-eligible compensation plus monthly interest credits on the participant’s cash balance account. The interest rate is reset quarterly and is equal to the published average annual yield for the 30-year Treasury Bond as of the middle month of the preceding quarter. The plan permits participants to take the benefit in various actuarially equivalent forms, including a regular annuity or, to a limited extent, a lump sum calculated as the present value of the annuity.

Southeast Management Program

Messrs. McElfresh and Bowling are covered by the Southeast Management Program of the AT&T Pension Benefit Plan. The Southeast Management Program, which is part of the tax-qualified AT&T Pension Benefit Plan, covers non-union employees of BellSouth who were hired prior to 2007. The Southeast Management Program was merged into the AT&T Pension Benefit Plan. Participants in the Southeast Management Program are generally entitled to receive a cash balance benefit equal to annual benefit credits ranging from 3–8% (based on service) of the participant’s pension-eligible compensation (generally, base-pay, commissions and group incentive awards, but not individual awards) plus annual interest credits on the participant’s cash balance account. There is also a 3% supplemental credit when the participant’s pension compensation exceeds the social security wage base. The annual interest rate for cash balance credits is based on the 30-Year U.S. Treasury rate as of November of the prior calendar year, but not less than 3.79%. The program permits participants to take the benefit in various actuarially equivalent forms, including an annuity or a lump sum equal to their cash balance account. Employees who are at least age 65 are eligible to retire without age or service discounts. Mr. Bowling was not yet 65 years old but satisfied the “modified rule of 75” as of December 31, 2017, for purposes of the Southeast Management Program. Accordingly, had Mr. Bowling retired on December 31, 2017, his benefit under the Southeast Management Program would have been reduced from that reflected in the table above, which assumes that Mr. Bowling is at least age 65.

DIRECTV Formula Pension Program (the “DIRECTV Program”)

Mr. Hartman is covered by the DIRECTV Program. The DIRECTV Program, which is part of the tax-qualified AT&T Pension Benefit Plan, covers employees of DIRECTV who were hired prior to 2017. The DIRECTV

Program is the qualified pension plan previously offered by DIRECTV and that was merged into the AT&T Pension Benefit Plan (the “Plan”) as of November 30, 2016. Employees who participated in the DIRECTV Program on or after December 1, 2001 that were hired or rehired before January 1, 2016 and never contributed to the Plan are entitled to receive a cash balance benefit equal to monthly benefit credits ranging from 2-4% (based on when they commenced participation and their service) of their pension-eligible compensation (generally, base-pay, commissions and incentive awards) plus monthly interest credits on the participant’s cash balance account. The interest rate for cash balance credits is based on the lower of the 30-Year U.S. Treasury rate as of August or October of the prior plan year, and is credited monthly starting the following January. Under the DIRECTV Program, a participant can retire with a vested benefit at age 55 or later. If a participant terminates within three years of their Social Security Retirement Age (“SSRA”), their cash balance account receives additional interest credits for the months between termination and his or her SSRA. The program permits participants to take the benefit in various actuarially equivalent forms, including an annuity or a lump sum.

AT&T Nonqualified Pension Plans

Pension Benefit Make Up Plan

Messrs. McElfresh and Connelly participate in the AT&T Pension Benefit Make Up Plan. To the extent the Internal Revenue Code places limits on the amounts that may be earned under a qualified pension plan, eligible managers instead receive these amounts under the Pension Benefit Make Up Plan. The Pension Benefit Make Up Plan benefit is paid in the form of a 10-year annuity or in a lump sum if the present value of the annuity is less than $50,000. Employees who meet the “modified rule of 75” and are at least age 55 are eligible to retire without age or service discounts. Mr. Connelly satisfied the “modified rule of 75” as of December 31, 2017, for purposes of the Pension Benefit Make Up Plan, but was not yet 55 years old. Accordingly, had Mr. Connelly retired on December 31, 2017, his benefit under the Pension Benefit Make Up Plan would have been reduced from that reflected in the table above, which assumes that Mr. Connelly is at least age 55.

BellSouth SERP

Mr. Bowling participates in the BellSouth SERP. The BellSouth SERP provides an annual benefit equal to a percentage of eligible earnings under the BellSouth SERP, which earnings are determined by taking Mr. Bowling’s annual average of the sum of his salary and annual bonus awards paid during the 60-month period ending December 31, 2011. The applicable percentage is 42.375%, or 2% for each year of service (as of December 31, 2011), for the first 20 years and 1.5% for the additional 1.583 years of service (as of December 31, 2011). Mr. Bowling’s BellSouth SERP benefit is reduced by his qualified pension benefits and primary Social Security benefits, and any early retirement discount applicable at his retirement date. Employees who are at least age 62 are eligible to retire without age or service discounts. Mr. Bowling was not yet 62 years old but satisfied the “modified rule of 75” as of December 31, 2017, for purposes of the BellSouth SERP. Accordingly, had Mr. Bowling retired on December 31, 2017, his benefit under the BellSouth SERP would have been reduced from that reflected in the table above, which assumes that Mr. Bowling is at least age 62. Participants elect to receive benefits as an actuarially determined lump sum, life annuity or ten-year certain form of payment. In addition, under the BellSouth SERP, in the event of the death of a participant, the spouse would receive the same BellSouth SERP benefit the participant would have received had he survived and terminated employment on the date of death. The BellSouth SERP also provides a lump sum death benefit payable to the participant’s beneficiaries equal to his target bonus percentage as of December 31, 2005. Mr. Bowling’s death benefit would be paid in the amount of $84,000.

DIRECTV Restoration Pension Plan

Mr. Hartman is covered by the DIRECTV Restoration Plan which has two parts. The first part, the Restoration Savings Plan, is described below under “Other Nonqualified Deferred Compensation Plans—DIRECTV Restoration Savings Plan”. The second part, the Restoration Pension Plan, permits eligible participants to receive a nonqualified pension benefit if and to the extent the Internal Revenue Code places limits on the amounts that may be earned under a qualified pension plan. For participants newly eligible on January 1, 2017 or later, the benefit is paid in the form of a 10-year annuity or in a lump sum if the present value of the annuity is less than $50,000. For participants eligible prior to 2017, the program permits participants to take the benefit in various actuarially equivalent forms, including an annuity or a lump sum.

Other Post-Retirement Benefits

Personal Benefit	Estimated Amount (valued at incremental cost to AT&T)
Financial counseling	Maximum of $10,000 per year for 36 months
Financial counseling provided in connection with retirement	Up to $3,000 total
Estate planning	Up to $4,000 per year for 36 months
Communication benefits	Approximately $3,400 annually

AT&T programs provide that if Messrs. McElfresh, Bowling and Hartman retire after age 55 with at least five years of service, or are retirement eligible under the “modified rule of 75”, they will continue to receive the benefits shown in the above table after retirement. Only Mr. Bowling was eligible for these benefits on December 29, 2017. Mr. Connelly, who met the definition of retirement under AT&T programs as of December 29, 2017, would be entitled to receive the communication benefits described in the above table after retirement. Benefits that are available generally to managers of AT&T are omitted from the table.

AT&T does not reimburse taxes on post-retirement personal benefits, other than certain non-deductible relocation costs which, along with the tax reimbursement, AT&T makes available to nearly all management employees. In addition, AT&T also provides communications, broadband/TV and related services and products; however, to the extent the service is provided by AT&T, it is typically provided at little or no incremental cost. These benefits are subject to amendment by AT&T.

AT&T pays recoverable premiums on split-dollar life insurance for Messrs. McElfresh, Bowling and Hartman that provides a specified death benefit to beneficiaries equal to one times salary during employment. After retirement, the death benefit remains one times salary until age 66; the benefit is then reduced by 10% each year until age 70, when the benefit becomes one-half of the officer’s final salary.

In addition to the foregoing, each of Messrs. McElfresh, Bowling and Hartman purchased optional additional split-dollar life insurance coverage equal to two times salary, which is subsidized by AT&T. If the policies are not fully funded upon the retirement of the officer, we continue to pay our portion of the premiums until they are fully funded. The officer’s premium obligation ends at age 65.

AT&T also provides death benefits in connection with Mr. Bowling’s BellSouth SERP (described under “AT&T Nonqualified Pension Plans—Bellsouth SERP” above).

Nonqualified Deferred Compensation

Name	Plan (1)	Executive Contributions in Last FY (2) ($)	Registrant Contributions in Last FY (2) ($)	Aggregate Earnings in Last FY (2)(3) ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE (2) ($)
Jeffery McElfresh	Stock Purchase and Deferral Plan	130,158	29,532	(19,163)	38,756	633,788
	Cash Deferral Plan	61,575	—	12,426	12,227	343,158
John Connelly	Stock Purchase and Deferral Plan	105,736	27,805	(3,444)	141,478	241,348
	Cash Deferral Plan	28,609	—	4,007	—	118,990
Luiz Baptista	BRASILPREV Insurance and Pension Plan	73,379	28,089	45,595	—	578,875
Michael Bowling	Stock Purchase and Deferral Plan	376,245	81,057	(7,647)	504,616	450,875
	Cash Deferral Plan	—	—	2,496	—	67,608
	BellSouth Compensation Deferral Plan	—	—	8,800	—	268,403
Michael Hartman	Stock Purchase and Deferral Plan	157,488	43,736	4,674	—	205,898
	DIRECTV Restoration Savings Plan	—	—	47,061	—	733,906

(1)	Amounts attributed to the Stock Purchase and Deferral Plan include amounts from its predecessor plan. No further contributions are permitted under the predecessor plan.

(2)	Of the amounts reported in the contributions and earnings columns and also included in the aggregate balance column in the table above, the following amounts are reported as compensation for 2017 in the Summary Compensation Table: Mr. McElfresh—$103,152, Mr. Connelly—$118,214, Mr. Baptista—$101,468, Mr. Bowling—$201,276 and Mr. Hartman—$201,224.

(3)	Aggregate earnings include interest, dividend equivalents, stock price appreciation/depreciation and, for Messrs. Baptista and Hartman, investment returns. The “Change in Pension Value and Nonqualified Deferred Compensation Earnings” column of the Summary Compensation Table includes only the interest that exceeded the SEC market rate, as shown in footnote 5 to the Summary Compensation Table.

Stock Purchase and Deferral Plan (“SPDP”)

Under the AT&T SPDP and its predecessor plan, certain eligible managers, including Mr. Connelly, may annually elect to defer up to 30% of each of their salary and annual bonus. Certain eligible officer-level participants, including Messrs. McElfresh, Bowling and Hartman, may defer up to 95% of their short-term award which is similar to, and paid in lieu of, the annual bonus paid to other management employees. Mr. Baptista is not eligible to participate in the SPDP. In addition, the AT&T HR Committee may approve other contributions to the plan. These contributions are made through payroll deductions and are used to purchase AT&T deferred share units (each representing the right to receive a share of AT&T stock) at fair market value on a tax-deferred basis. Participants receive a 20% match in the form of additional deferred share units; however, with respect to short-term awards, officer-level participants receive the 20% match only on the purchase of deferred share units that represent no more than their target awards. In addition, AT&T provides “makeup” matching contributions in the form of additional deferred share units in order to generally offset the loss of match in the 401(k) plan caused by participation in the SPDP and the Cash Deferral Plan discussed below, and to provide match on compensation that exceeds U.S. federal compensation limits for 401(k) plans. The makeup match is an 80% match on contributions from the first 6% of salary and bonus (the same rate as used in the principal 401(k) plan sponsored by AT&T), reduced by the amount of matching contributions the employee is eligible to receive (regardless of actual participation) in the AT&T 401(k) plan (for managers hired after January 1, 2015, the 401(k) match and SPDP makeup match is 100% on contributions from the first 6% of salary). Officer-level employees, including Messrs. McElfresh, Bowling and Hartman, do not receive a makeup match on the contribution of their short-term awards. Non-officer-level participants, including Mr. Connelly, receive the make-up match on the contribution of their annual bonus awards. Deferrals are distributed in AT&T stock at times elected by the participant. For salary deferrals prior to 2011 and bonus deferrals prior to 2012, in lieu of the 20% match, participants received two stock options for each deferred share unit acquired. Each stock option had an exercise price equal to the fair market value of the stock on the date of grant.

Cash Deferral Plan (“CDP”)

Certain eligible managers who defer at least 6% of their salary in the SPDP may also defer up to 50% (25% in the case of mid-level managers) of salary into the AT&T CDP. Similarly, managers that defer 6% of their bonuses in the SPDP may also defer bonuses in the CDP, subject to the same deferral limits as for salary; however, officer-level managers may defer up to 95% of their short-term award into the CDP without a corresponding SPDP deferral. In addition, the AT&T HR Committee may approve other contributions to the plan. AT&T pays interest at the Moody’s Long-Term Corporate Bond Yield Average for the preceding September (the “Moody’s rate”), a common index used by companies. Pursuant to the rules of the SEC, we include in the Summary Compensation Table under “Change in Pension Value and Nonqualified Deferred Compensation Earnings” any earnings on deferred compensation that exceed a rate determined in accordance with SEC rules. Deferrals are distributed at times elected by the participant. Similarly, under its predecessor plan, managers could defer salary and incentive compensation to be paid at times selected by the participant. No deferrals were permitted under the prior plan after 2004. Account balances in the prior plan are credited with interest at a rate determined annually by AT&T, which will be no less than the prior September Moody’s rate.

Other Nonqualified Deferred Compensation Plans

Certain of the NEOs also participated in the deferred compensation plans described below.

DIRECTV Restoration Savings Plan

The Restoration Savings Plan, which is part of the DIRECTV Restoration Plan, was designed to replace savings opportunities from base salary and annual bonuses that are reduced or otherwise limited by IRS rules for the 401(k) Savings Plan. Employee contributions to the Restoration Savings Plan were permitted after the employee contributed the maximum possible amount permitted by the Code to the 401(k) plan. Eligible employees could save up to 50% of base salaries and up to 80% of bonuses in the Restoration Savings Plan, which increased their ability to save for retirement and a greater opportunity to invest in the AT&T stock fund. The Restoration Savings Plan provided for employer matching contributions generally consistent with the matching contributions provided under AT&T’s 401(k) plans. No deferrals of salary were permitted after 2016, and no deferrals of bonus were permitted after 2017.

The Restoration Savings Plan permits employees to invest their contributions into certain funds. However, no actual monies are invested in these funds to avoid tax consequences that conflict with the pre-tax nature of this plan, and, thus, these investments are referred to as “notional investments”. To the extent that the notional investment gains exceed employee contributions at the date of distribution, AT&T pays the increase in value. The Restoration Savings Plan permits distributions while employed and following termination of employment as a lump sum or up to ten annual installment payments.

BellSouth Compensation Deferral Plan (“BCDP”)

Mr. Bowling made contributions to the BellSouth Compensation Deferral Plan when he was an employee of BellSouth. Under the BCDP, senior managers of BellSouth could defer up to 15% of base salary into an interest income fund (paying interest at a rate equal to Moody’s Monthly Average of Yields of Aa Corporate Bonds, reset annually) or BellSouth stock units (now converted to AT&T units) paid in cash at distribution. Mr. Bowling deferred income into the interest income fund. His final distributions under the BCDP will commence the earlier of January of 2022 or the January following his separation from service and be paid annually over seven years.

BRASILPREV Insurance and Pension Plan

All SKY Brasil employees, including Mr. Baptista, who are between 14 and 89 years of age and meet the monthly salary thresholds determined as a result of the annual union agreement (R$15,764 per month for 2017), are eligible to contribute up to 13.5% of their monthly salary on a pre-tax basis to the BRASILPREV Insurance and Pension Plan. SKY Brasil makes matching contributions of up to 4.5% of a participant’s pre-tax monthly salary. Any participant who ends employment with SKY Brasil and meets the vesting requirements of 55 years of age and three years of service may withdraw or transfer 100% of the SKY Brasil contributions. A participant who has not reached age 55 with at least three years of service as of the date of termination may withdraw or transfer a percentage of AT&T contributions determined based on the participant’s years of service with SKY Brasil, so that a participant with ten years or more of service may withdraw or transfer 100% of the AT&T contributions.

Potential Payments Upon a Termination of Employment

This section discusses the potential payments and benefits under all AT&T plans and programs that our NEOs would have been entitled to receive on a termination of employment from AT&T on December 29, 2017.

Death or Disability

In the event that any of the NEOs terminates employment with AT&T due to death, the officer’s unvested AT&T restricted stock units and restricted stock, if any, will vest, and outstanding performance shares will pay out at 100% of target. Mr. Baptista’s unvested DIRECTV RSUs will vest on a pro-rated basis, equal to the number of months of service completed, including the month of termination, divided by the total number of months in the term of the grant. As a result, if an NEO had died at the end of 2017, the amounts of performance shares, restricted stock units and/or restricted stock, as applicable, that would have vested and been distributed are: Mr. McElfresh—$1,545,830, Mr. Connelly—$632,733, Mr. Baptista—$909,500, Mr. Bowling—$747,157 and Mr. Hartman—$867,802.

In the event that any of the NEOs terminates employment with AT&T due to disability, unvested AT&T restricted stock units and restricted stock, if any, will vest; however, AT&T restricted stock units will not pay out until their scheduled vesting times. Mr. Baptista’s DIRECTV RSUs will vest on a pro-rated basis, equal to the number of months of service completed, including the month of termination, divided by the total number of months in the term of the grant. As a result, if such an event had occurred to an NEO at the end of 2017, the amounts of restricted stock units and/or restricted stock, as applicable, that would have vested and been distributed are: Mr. McElfresh—$788,175, Mr. Connelly—$349,220, Mr. Baptista—$909,500, Mr. Bowling—$0 and Mr. Hartman—$498,480. Conversely, performance shares will not be accelerated in the event of a termination due to disability but will be paid solely based on the achievement of the predetermined performance goals.

Retirement

Mr. Connelly and Mr. Bowling were the only NEOs eligible for retirement under AT&T plans and programs as of December 29, 2017. In the event that Mr. Connelly or Mr. Bowling retires, unvested AT&T restricted stock will be forfeited. Additionally, in the event that Mr. Connelly or Mr. Bowling retires during the performance period for outstanding performance shares, unvested performance shares will vest on a pro-rated basis, determined by dividing the number of months during the performance period in which the officer worked at least one day by the total number of months in the vesting period, but awards will not pay out until their scheduled vesting times and the number of performance shares distributed will be dependent upon the achievement of performance goals. See “Pension Benefits” above for a description of additional benefits Mr. Connelly and Mr. Bowling were eligible to receive on retirement at 2017 fiscal year-end.

Voluntary Termination or Termination With Cause

In the event that any of the NEOs voluntarily terminates employment with AT&T while not retirement eligible, or is terminated with cause, the officer’s unvested AT&T restricted stock units and restricted stock, if any, will be forfeited, and outstanding performance shares will immediately be canceled.

Termination Without Cause or Due to Effective Termination

Except as discussed under “Retirement” above and “Qualifying Termination in Connection with a Change in Control of AT&T” below, Messrs. McElfresh, Connelly, Bowling and Hartman are not eligible for severance benefits upon an involuntary termination of their employment by AT&T or upon their resignation from AT&T.

In the event that AT&T terminates the employment of any of the NEOs involuntarily, not for cause, unvested Performance Shares, unvested AT&T Restricted Stock Units granted before 2016 and Mr. Baptista’s unvested DIRECTV Restricted Stock Units will vest on a pro-rated basis, determined by dividing the number of months during the performance or restriction period in which the officer worked at least one day by the total number of months in the vesting period, but awards will not pay out until their scheduled vesting times. AT&T Restricted Stock Units granted in 2016 and 2017 would be forfeited. As a result, if such an event had occurred to an NEO at the end of 2017, the amounts of restricted stock units and/or performance shares, as applicable, that would have vested are: Mr. McElfresh—$635,983, Mr. Connelly—$302,716, Mr. Baptista—$909,500, Mr. Bowling—$358,487 and Mr. Hartman—$246,214.

Mr. Baptista’s Severance

As discussed in the section titled “Elements of Mr. Baptista’s Compensation—Employment Contract” above, Mr. Baptista’s compensation and benefits through the end of 2017 were governed by an employment agreement that SKY Brasil and Mr. Baptista executed in 2015. If Mr. Baptista had been dismissed without cause by SKY Brasil before December 31, 2017, he would have been entitled to receive a severance payment in accordance with the employment agreement and severance payments required under Brazilian statutory law in an aggregate amount equal to 25.7 times Mr. Baptista’s monthly salary at the time of his termination.

Qualifying Termination in Connection with a Change in Control of AT&T

AT&T Change in Control Severance Plan

The AT&T Change in Control Severance Plan offers benefits so that AT&T officers may focus on the business without the distraction of searching for new employment if AT&T were in the process of being acquired. Messrs. McElfresh, Bowling and Hartman participated in the AT&T Change in Control Severance Plan as of December 29, 2017.

The AT&T Change in Control Severance Plan provides that an officer who is terminated without cause or otherwise leaves AT&T for “good reason” after a change in control of AT&T will be provided with a payment equal to 2.99 times the sum of the officer’s (i) most recent salary, or, if greater, the officer’s salary at the time of the change in control, and (ii) target bonus for the fiscal year in which the change in control occurs or in which the officer’s employment is terminated, whichever is greater. AT&T is not responsible for the payment of excise taxes (or taxes) on such payments. “Good reason” means, in general, assignment of duties inconsistent with the executive’s title or status; a substantial adverse change in the nature or status of the executive’s responsibilities; a reduction in pay; or failure to provide substantially similar benefits; failure to pay compensation; or failure by a successor to assume the plan.

Under the plan, a change in control occurs: (i) if anyone (other than one of the AT&T employee benefit plans) acquires more than 20% of AT&T common stock, (ii) if within a two-year period, the board of directors of AT&T at the beginning of the period (together with any new AT&T directors elected or nominated for election by a two-thirds majority of AT&T directors then in office who were AT&T directors at the beginning of the period or whose election or nomination for election was previously so approved) cease to constitute a majority of the AT&T board of directors, (iii) upon consummation of a merger where AT&T is one of the merging entities and where persons other than the AT&T stockholders immediately before the merger hold more than 50% of the voting power of the surviving entity, or (iv) upon AT&T stockholders’ approval of a plan of complete liquidation of AT&T or an agreement for the sale or disposition by AT&T of all or substantially all AT&T assets.

If a change in control and a subsequent qualifying termination of employment of Messrs. McElfresh, Bowling and Hartman had occurred at the end of 2017 in accordance with the AT&T Change in Control Severance Plan, the below estimated severance payments would have been paid in a lump sum.

Potential Change in Control Severance Payments under the AT&T Change in Control Severance Plan as of December 29, 2017

Name	Severance ($)
Jeffery McElfresh	1,883,700
Michael Bowling	2,015,260
Michael Hartman	2,409,940

None of the NEOs hold equity awards that would be subject to automatic vesting in connection with a change in control.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We or one of our subsidiaries may enter into transactions with certain “related persons”. Related persons include our executive officers, directors, 5% or more beneficial owners of our Class A common stock or our Class B common stock, immediate family members of these persons and entities in which one of these persons has a direct or indirect material interest. We generally refer to transactions with these related persons as “related party transactions”.

Separation Transactions

Relationship with AT&T and its Subsidiaries

Prior to this offering, we, through our predecessor DIRECTV Latin America, have been a wholly-owned subsidiary of AT&T since the Acquisition.

Following the completion of this offering, we expect that AT&T will continue to beneficially own 100% of our outstanding Class B common stock and a majority of our outstanding Class A common stock, giving AT&T     % of the combined voting power and     % economic interest, respectively, in shares of our outstanding common stock (or     % and     %, respectively, if the underwriters exercise their option to purchase additional shares in full). As a result AT&T will continue to have significant control of our business, including pursuant to the agreements described below. See “Risk Factors—Risks Related to Our Ongoing Relationship with AT&T”. In addition, we expect that, following this offering, AT&T will continue to consolidate our financial results in its financial statements.

Historically, AT&T and its affiliates, including DIRECTV, have provided certain services to us. In connection with this offering, we and AT&T intend to enter into certain agreements that will provide a framework for our ongoing relationship, including the Global Transaction Agreement, Transition Services Agreement, Tax Matters Agreement, Trademark License Agreement and Registration Rights Agreement, pursuant to which AT&T and certain of its affiliates will agree to continue to provide us with certain services and we will agree to provide certain services to AT&T and certain of its affiliates for the applicable transitional periods.

In addition, we entered into a promissory note with DIRECTV in 2010 in the amount of $410 million and such related party note payable will be repaid in connection with the debt financing. The principal amount together with accrued interest is subject to repayment upon demand. The balance of the related party note payable to parent (including accrued interest) was $526 million and $506 million at December 31, 2017 and December 31, 2016, respectively. See “Description of Indebtedness—Related Party Note Payable to Parent” and Note 7 of the Notes to the Combined Financial Statements. We also have related party payables to AT&T. At December 31, 2017 and December 31, 2016, the related party payables to AT&T were $1,441 million and $1,325 million, respectively. See Note 11 of the Notes to the Combined Financial Statements.

Prior to the completion of this offering, we will issue to AT&T related-party indebtedness in the aggregate principal amount of $         million. This AT&T related-party indebtedness will bear interest at LIBOR plus     % per year and will be payable upon demand with no stated maturity date.

The Separation

In connection with this offering, we and AT&T intend to enter into, or have entered into, agreements and to take, or have taken, certain actions to separate our business from AT&T and to provide a framework for our ongoing relationship with AT&T. We refer to these separation transactions collectively as the “Separation”. These actions include:

•	Intellectual Property. As part of the Separation, AT&T and/or certain subsidiaries will assign to us ownership of, or grant us a license for, certain intellectual property rights.

•	Technology. As part of the Separation, we and AT&T intend to enter into an agreement for AT&T to continue to provide us with certain engineering know how and broadcast components for our existing technology in set-top boxes and uplink capabilities for a specified transition period.

•	Satellites. Our existing ownership or leasehold interests in our satellites will remain with our business. See “Business—Our Content Delivery Infrastructure—Satellites”.

•	Broadcast Centers. Our existing ownership or leasehold interests in our broadcast centers will remain with our business. See “Business—Our Content Delivery Infrastructure—Broadcast Centers”. We currently rely on certain AT&T owned sites, such as the Los Angeles Broadcast Center, for certain limited functions, which will be provided to us for a limited time in accordance with a transition services agreement. AT&T currently uses space available at our California Broadcast Center to house certain of its equipment, which we will continue to house and support for a limited time in accordance with the transition services agreement.

•	Employees. We expect that before, or as part of, the Separation, substantially all of the employees of AT&T who were substantially dedicated to the DIRECTV Latin America business will become our employees and that everyone currently employed by DIRECTV Latin America will remain in our employ. However, labor and employment laws or other business considerations in some jurisdictions may impede or delay AT&T from transferring to us employees who are substantially dedicated to our business. In those instances, to the extent permissible under applicable law, we and AT&T intend to enter into a mutually-acceptable arrangement, such as a staffing agreement, to provide for continued operation of the business until such time as the employees in those jurisdictions can be transitioned to us.

AT&T intends to submit a request for a ruling from the IRS that would permit AT&T to pursue a tax-free spin-off or split-off of its remaining interest in our common stock following this offering. However, there can be no assurance that such a ruling will be received. Subject to the receipt of a favorable ruling from the IRS, AT&T currently plans to pursue such a spin-off or split-off, but AT&T’s ultimate decision as to whether to consummate a spin-off or split-off depends on a number of considerations, including market conditions and AT&T’s regional strategy. Accordingly, it is possible that AT&T will choose not to pursue a transfer of AT&T’s interest in our common stock, by tax-free spin-off or split-off or otherwise.

In connection with this offering and the Separation, we and AT&T will enter into certain agreements that will effect the separation of our business from AT&T and provide a framework for our relationship with AT&T after this offering and the Separation. The following is a summary of the terms of the material agreements that we intend to enter into with AT&T prior to the completion of this offering.

Of the agreements summarized below, the material agreements will be filed as exhibits to the registration statement of which this prospectus is a part, and the summaries of these agreements set forth the terms of the agreements that we believe are material. These summaries are qualified in their entirety by reference to the full text of such agreements.

Global Transaction Agreement

We intend to enter into a global transaction agreement with AT&T immediately prior to the completion of this offering that will govern the relationship between AT&T and us following this offering.

Mutual releases. Generally, each of AT&T and us will release the other party from any and all liabilities except for those for which any party is entitled to indemnification. The liabilities released generally include liabilities existing or arising from any acts or events occurring or failing to occur or any conditions existing before the completion of this offering.

Indemnification. Generally, each party will agree to indemnify, defend and hold harmless the other party and its subsidiaries (and each of their affiliates) and their respective officers, employees and agents from and against any and all losses relating to, arising out of or resulting from: (i) untrue statements of material fact or omissions to state a material fact in information provided by the indemnifying party for inclusion in disclosure documents, (ii) any breach by the indemnifying party or its subsidiaries of the global transaction agreement and the other agreements described in this section (unless such agreement provides for separate indemnification) and (iii) liabilities with respect to their respective businesses. The global transaction agreement also specifies procedures with respect to claims subject to indemnification.

Insurance. We will continue to receive coverage (with costs allocated to us) under AT&T’s existing insurance program (whether or not the policies exclusively relate to us) following the completion of this offering. After the date on which AT&T and its affiliates cease to hold at least a majority of the voting power of all classes of our then outstanding common stock, we will arrange for our own insurance policies at our own expense.

Covenants. We will agree to certain covenants, including covenants regarding:

•	disclosure of information regarding our financial controls to AT&T for so long as AT&T is required to consolidate our results of operations and financial position or to account for its investment in us under the equity method of accounting;

•	delivery of quarterly and annual financial information to AT&T for so long as AT&T is required to consolidate our results of operations and financial position or to account for its investment in us under the equity method of accounting;

•	restrictions on issuance of our capital stock other than pursuant to our incentive plans without AT&T’s prior written consent. In addition, without AT&T’s consent, we may not grant awards under our incentive plans covering more than an amount in the aggregate constituting, on a fully diluted basis, 2% of shares of our common stock and in no case may we issue shares of capital stock that would result in AT&T beneficially owning less than 80.1% of the total voting power and value of all classes of our then outstanding common stock on a fully-diluted basis. These restrictions lapse at the time that AT&T and its affiliates no longer hold a majority of the total voting power of all classes of our then outstanding common stock; and

•	selection of a different auditor from Ernst & Young LLP without AT&T’s prior written consent.

Term. Following the completion of this offering, the global transaction agreement will continue in effect unless terminated by us and AT&T, although certain rights and obligations may terminate upon a reduction in AT&T’s ownership of our outstanding common stock.

Transition Services Agreement

We intend to enter into a transition services agreement with AT&T immediately prior to the completion of this offering that will grant us the right to continue to use certain of AT&T’s services and resources related to our corporate functions, such as executive management, information technology, legal, finance and accounting, investor relations, human resources, risk management, tax, treasury and other services and will grant AT&T the right to use certain services of ours related to their reciprocal corporate functions. We refer to these services and resources, collectively, as the “transition services”.

The periods during which the transition services will be provided will be established on a service-by-service basis, and during this agreed-upon period, plus an additional 6 months, the markup for the specified services will be 0%. If the need for particular services extends beyond the agreed-upon period plus 6 months, the party providing such services may introduce a markup and surcharge, totaling up to 15% initially and increasing up to 20% after 6 months. Each party will be able to request good faith negotiations of the applicable fees if either party believes that the fees materially overcompensate or undercompensate the party providing the transition services. Third party costs will be passed through to the party receiving the transition services at cost to the party providing the transition services. With respect to each transition service, the party receiving such transition service will pay mutually agreed-upon fees, which will be based on the costs of providing the transition service. We estimate that the aggregate annual fees we will pay initially will be approximately $         per year.

Under the agreement, each party will be able to use the transition services for a fixed term established on a service-by-service basis. However, each party generally will have the right to terminate a service earlier if notice is given to the other party. Partial reduction in the provision of any service requires the consent of the party providing the services. In addition, either party will be able to terminate the agreement due to a material breach of the other party, subject to limited cure periods.

Tax Matters Agreement

We intend to enter into a tax matters agreement prior to or concurrently with the completion of this offering. The tax matters agreement with AT&T will govern AT&T’s and our respective rights, responsibilities and obligations after the closing of this offering with respect to all tax matters (including tax liabilities, tax attributes, tax returns and tax contests).

We expect that, immediately following this offering, we will continue to be included in the consolidated group of AT&T for U.S. federal income tax purposes. Under the tax matters agreement, with respect to any tax periods for which we are included in consolidated, combined or similar group tax returns with AT&T (“AT&T Group Returns”), AT&T will make all necessary tax payments to the relevant tax authorities with respect to AT&T Group Returns, and we will make tax sharing payments to AT&T, generally based on the amount of tax (if any) we would have incurred with respect to tax periods (or portions thereof) following this offering if we filed our own consolidated, combined or separate returns. However, the tax matters agreement is expected generally to provide that our tax sharing payments to AT&T will be reduced (or AT&T will make payments to us) to the extent that tax liability with respect to AT&T Group Returns is reduced as a result of the offsetting of certain items of loss, deduction or credit attributable to us against items of gain, income or tax attributable to other members included in AT&T Group Returns.

In addition, we intend that the tax matters agreement will provide for AT&T’s and our respective rights, responsibilities and obligations relating to certain tax matters even after we may no longer be included in AT&T Group Returns (for example, as a result of the consummation of the Transactions).

We also intend that the tax matters agreement will contain certain covenants (including restrictions on share issuances, repurchases, business combinations, sales of assets, certain business changes and similar transactions) designed to preserve the tax-free nature of the Transactions. These restrictions generally will apply until the later of (i) two years after the closing of this offering and (ii) two years after any tax-free split-off or spin-off or debt-for-equity exchange transaction occurring within two years after closing of this offering.

Further, we intend that the tax matters agreement will provide, among other things, that we will indemnify AT&T for any taxes (and reasonable expenses) resulting from the Transactions failing to qualify for their intended tax treatment (including a split-off or spin-off intended to qualify for tax-free treatment under Section 355 of the Code) where such taxes result from (i) breaches of covenants or representations by us that we will agree to in the tax matters agreement, including covenants designed to preserve the tax-free nature of the Transactions, (ii) breaches by us of representations (including representations made by AT&T) in connection with the private letter ruling request that AT&T intends to submit in respect of the Transactions or in connection with an opinion of counsel received in respect of the Transactions or (iii) any other actions we take that adversely affect or could reasonably be expected to adversely affect the intended tax treatment of the Transactions.

Intellectual Property License Agreements

Historically, DIRECTV held the U.S. and foreign patents covering various aspects of our products and services and most of our middleware and other critical technology has been developed by DIRECTV. As part of the Separation, AT&T and or certain subsidiaries will assign to us ownership of, or grant us a license for, certain intellectual property rights.

Registration Rights Agreement

Prior to or concurrently with the completion of this offering, we will enter into a registration rights agreement with AT&T pursuant to which we will grant AT&T certain registration rights with respect to our common stock owned by it.

Demand and shelf registration. AT&T will be able to request registration under the Securities Act of all or any portion of our shares covered by the agreement and we will be obligated, subject to certain exceptions, to register such shares as requested by AT&T. In addition, at any time that we are eligible to register the shares held by AT&T for resale on Form S-3, AT&T will be able to cause us to file, as one of its demand registration statements, a shelf registration statement under the Securities Act registering the sale by AT&T of such shares from time to time. AT&T will have the right to request that we complete two demand registrations in any 12 month period or, in the case of a shelf registration statement, that we complete two underwritten offerings in any 12 month period.

Piggy-back registration. Subject to certain exceptions, if we at any time intend to file under the Securities Act a registration statement with respect to any offering of our Class A common stock or Class B Common stock, whether on our behalf or on behalf of any of our other security holders, AT&T will have the right to include its shares of our common stock in that offering.

Registration expenses. We will be responsible for all registration expenses in connection with the performance of our obligations under the registration rights agreement. AT&T will be responsible for its own internal fees and expenses, any applicable underwriting discounts or commissions and any stock transfer taxes.

Indemnification. Generally, the agreement will contain indemnification and contribution provisions by us for the benefit of AT&T and, in certain circumstances, by AT&T for the benefit of us with respect to the information provided by AT&T for inclusion in any registration statement, prospectus or related document.

Transfer. If AT&T transfers shares covered by the agreement, it will be able to transfer the benefits of the registration rights agreement to transferees who receive 5% or more of the shares of our common stock outstanding immediately following the completion of this offering, provided that each transferee agrees to be bound by the terms of the registration rights agreement.

Term. The registration rights will remain in effect with respect to any shares covered by the agreement until:

•	such shares have been sold pursuant to an effective registration statement under the Securities Act;

•	such shares have been sold to the public pursuant to Rule 144 under the Securities Act;

•	such shares may be sold to the public pursuant to Rule 144 under the Securities Act without being subject to the volume restrictions in such rule; or

•	such shares have been sold in a transaction in which the transferee is not entitled to the benefits of the registration rights agreement.

Indemnification Agreements

We intend to enter into indemnification agreements with each of our directors and executive officers. These agreements, among other things, will require us to indemnify each individual to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys’ fees, judgments, fines and settlement amounts incurred by the individual in any action or proceeding, including any action or proceeding by or in right of us, arising out of the person’s services as a director, officer or other employee.

Policy Concerning Related Person Transactions

Our board of directors will adopt prior to the completion of this offering a written policy governing the review and approval of transactions with related parties that will or may be expected to exceed $120,000 in any fiscal year (a “Related Person Transaction”), provided that any such transaction is approved or ratified by our Audit Committee. For purposes of this policy, related parties will include directors, executive officers and persons known to us to be the beneficial owners of more than 5% of our Class A common stock or our Class B common

198

stock. This policy will require that each director and executive officer involved in such a transaction notify the Audit Committee. In determining whether to approve a Related Person Transaction, the Audit Committee will consider the following factors, among others, to the extent relevant to the Related Person Transaction:

•	whether the terms of the Related Person Transaction are fair to the Company and on the same basis as would apply if the transaction did not involve a related person;

•	whether there are business reasons for the Company to enter into the Related Person Transaction;

•	whether the Related Person Transaction would impair the independence of an outside director; and

•	whether the Related Person Transaction would present a conflict of interest for any of our directors or executive officers, taking into account the size of in the transaction, the overall financial position of the director, executive officer or other related person, the direct or indirect nature of the director’s, executive officer’s or other related person’s interest in the transaction, the ongoing nature of any proposed relationship, and any other factors the committee deems relevant.

A Related Person Transaction entered into without the committee’s pre-approval will not violate this policy, or be invalid or unenforceable, so long as the transaction is brought to the committee as promptly as reasonably practical after it is entered into or after it becomes reasonably apparent that the transaction is covered by this policy.

PRINCIPAL STOCKHOLDERS

Prior to the completion of this offering, all shares of our common stock were owned beneficially and of record by AT&T. Upon completion of this offering, we will have              shares of Class A common stock issued and outstanding and             shares of Class B common stock issued and outstanding, of which AT&T will beneficially own approximately     % of our Class A common stock (or     % assuming the underwriters exercise their option to purchase additional shares of our common stock in full) and 100% of our Class B common stock.

The following table sets forth information, as of the date of this prospectus, regarding the beneficial ownership of our common stock, immediately prior to the consummation of this offering and as adjusted to reflect the sale of Class A common stock in this offering, by:

•	each person whom we know to own beneficially more than 5% of any class of our outstanding common stock;

•	each of our directors and NEOs individually; and

•	all of our directors and executive officers as a group.

Beneficial ownership of shares is determined under rules of the SEC and generally includes any shares over which a person exercises sole or shared “voting power”, which includes the power to vote or to direct the voting of such shares or “investment power”, which includes the power to dispose of or to direct the disposition of such shares, or has the right to acquire such powers within 60 days. Percentage of beneficial ownership is based on          shares of our Class A common stock and             shares of our Class B common stock to be outstanding after the completion of this offering, assuming no exercise of the underwriters’ option to purchase additional shares or             shares of Class A common stock, assuming full exercise of the underwriters’ option to purchase additional shares. Except as otherwise indicated, the persons named in the table below have sole voting and investment power with respect to all shares of capital stock held by them. Unless otherwise indicated, the address for each holder listed below is Vrio Corp., 208 S. Akard St., Dallas, Texas 75202.

	Shares Beneficially Owned Before this Offering				% Total Voting Power Before this Offering	Shares Being Offered (Assuming No Exercise of Option)	Shares Beneficially Owned After this Offering (Assuming No Exercise of Option)				% Total Voting Power After this Offering (Assuming No Exercise of Option)	Number of Shares Being Offered (Assuming Full Exercise of Option)	Shares Beneficially Owned After this Offering (Assuming Full Exercise of Option)				% Total Voting Power After this Offering (Assuming Full Exercise of Option)
Name of Beneficial Owner	Class A		Class B				Class A		Class B				Class A		Class B
	Number	%	Number	%			Number	%	Number	%			Number	%	Number	%
5% Stockholders
AT&T Inc.
NEOs and Directors
Jeffery McElfresh
John Connelly
Luiz Baptista
Michael Bowling
Michael Hartman
Lori Lee
Debra Dial
Timothy Leahy
Stephen McGaw
Rasesh Patel
Michael Stoltz
All executive officers and directors as a group (13 persons)

DESCRIPTION OF INDEBTEDNESS

The following is a summary of our indebtedness and the material provisions relating to our material indebtedness. The following summary does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of the corresponding agreements, including the definitions of certain terms therein that are not otherwise defined in this prospectus.

Prior to this offering, we expect subsidiaries of ours to incur approximately $      aggregate principal amount of debt through one or more financing arrangements. We refer to this as the “debt financing”. Prior to the completion of this offering, we will use the net proceeds from the debt financing and/or cash on hand to (i) repay the related party payables to parent and the related party note payable to parent (see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources”), (ii) pay a pro rata distribution to a minority investor in one of our subsidiaries and (iii) make a distribution to AT&T.

Brazilian Credit Facility

In connection with this offering (but not a condition thereof), we anticipate that our indirect subsidiary, SKY Brasil, will enter into an unsecured loan facility to borrow up to the equivalent in Brazilian Reais of $ 1 billion (the “Brazilian Credit Facility”), as calculated at the exchange rate of Brazilian Reais to U.S. dollars on the date that the lenders under the Brazilian Credit Facility are allocated their respective commitments pursuant to the syndication thereof. The principal amount under the Brazilian Credit Facility will be made available to SKY Brasil in a single drawing and the principal amount due under the Brazilian Credit Facility will be payable on a pro-rata basis to each lender thereunder in equal semi-annual installments starting in the 30th month from the date the loan is disbursed (the “Brazil Closing Date”) through the date of maturity. The Brazilian Credit Facility is expected to mature on the fifth anniversary of the Brazil Closing Date. The proceeds of the Brazilian Credit Facility are expected to be used by SKY Brasil, together with the proceeds from the expected senior notes offering discussed below and cash on hand, (i) to repay certain related party payables to AT&T and the related party note payable to AT&T, (ii) to pay certain dividends and capital distributions (which may be further distributed to AT&T, other than the pro rata portion of the proceeds of the loan that will be distributed to a minority shareholder in SKY Brasil) and (iii) to fund certain fees and expenses associated with the Brazilian Credit Facility.

Interest Rate

Amounts outstanding under the Brazilian Credit Facility are expected to accrue interest at the CDI Rate (100% of the accrued variation of the daily average rate of overnight interbank deposits (the “DI—Depósitos Interfinanceiros de um dia, over extragrupo”), calculated and published daily by B3 S.A.—Brasil, Bolsa Balcão) plus     % per annum, which interest will be payable to the lenders quarterly and upon prepayment, in each case in arrears and computed on the basis of a 252-business day year.

Guarantees and Security

Each of our existing subsidiaries (other than SKY Brasil and certain other specified subsidiaries), us and certain other existing or our subsequently acquired or organized subsidiaries are expected to irrevocably and unconditionally guarantee all obligations under the Brazilian Credit Facility on a senior unsecured basis. The loan under the Brazilian Credit Facility and guarantees in respect thereof will be unsecured.

Prepayment

Amounts outstanding under the Brazilian Credit Facility will be prepayable in whole or in part on a pro rata basis to each lender, in an aggregate amount equal to the principal amount to be prepaid plus accrued and unpaid interest on such principal amount, break funding costs (if any) and prior to the fourth anniversary of the Brazil Closing Date, a premium of 0.20% per annum on the principal amount prepaid calculated from the date of prepayment through the date of maturity of the Brazilian Credit Facility pursuant to a specified formula to be set forth in the documentation therefor. The Brazilian Credit Facility is expected to provide that the loan thereunder may be prepaid in whole without penalty or premium, if we have not consummated this offering within 180 days of the Brazil Closing Date.

The Brazilian Credit Facility will also provide for mandatory prepayment on amounts received from an asset sale or an insurance event that are not invested pursuant to the provisions of the Brazilian Credit Facility.

Restrictive Covenants and Other Matters

The Brazilian Credit Facility is expected to impose certain restrictions on SKY Brasil and certain of our subsidiaries (“the restricted group”), including with respect to:

•	paying dividends on or making other distributions in respect of capital stock or making other restricted payments;

•	making certain investments;

•	selling or transferring certain assets;

•	creating liens on certain assets to secure debt;

•	consolidating, merging, selling or otherwise disposing of all or substantially all assets;

•	entering into certain transactions with affiliates;

•	change of control; and

•	the financial covenants below.

In addition, the Brazilian Credit Facility is expected to require the restricted group to maintain (x) a leverage ratio of net debt to EBITDA, in each case determined on a consolidated basis for our subsidiary Vrio Finco 1, LLC, the expected co-issuer of our senior notes as described below (“Vrio Finco 1”), and its restricted subsidiaries, that is no greater than 3.5:1.0 and (y) an interest coverage ratio of EBITDA to total interest expense, in each case determined on a consolidated basis for Vrio Finco 1 and its restricted subsidiaries, that is no less than 2.0:1.0. The foregoing covenants are expected to be tested on a quarterly basis.

Senior Notes

In connection with this offering, we expect certain of our subsidiaries, Vrio Finco 1 and Vrio Finco 2 Inc. (the “Issuers”), to issue $             aggregate principal amount of       % notes due              (the “USD Notes”) and Ps.             aggregate principal amount of floating rate notes due              (the “ARS Notes” and, together with the USD Notes, the “senior notes”). Interest on the ARS Notes is expected to accrue at an annual floating rate equal to the Private Badlar Rate plus       %. Interest on the USD Notes is payable semi-annually in arrears and interest on the ARS Notes is payable quarterly in arrears.

We expect that the senior notes will be irrevocably and unconditionally guaranteed on a senior unsecured basis by us as well as certain subsidiary guarantors and on a senior secured basis by certain other subsidiary guarantors. The senior notes and the guarantees will be the general senior obligations of the Issuers and the guarantors, secured only to the extent of the value of certain pledged shares and senior to all other indebtedness to the extent of such value. The indenture governing the senior notes is expected to provide that, following the time that AT&T ceases to beneficially own (directly or indirectly) at least 50% of the voting power of our capital stock, the liens on the pledged shares will be released and certain additional subsidiaries will become subsidiary guarantors.

AT&T Revolver

In connection with this offering, we expect that Vrio Finco 1 will also enter into an unsecured subordinated revolving credit facility with AT&T providing for maximum aggregate borrowings of up to $250 million outstanding at any time (the “AT&T Revolver”). The AT&T Revolver will mature upon the earlier of (i) the fifth anniversary of the effective date of the AT&T Revolver or (ii) if a spin-off or split-off of AT&T’s interest in us occurs, on the first anniversary of such spin-off or split-off. Borrowings under the AT&T Revolver will be used for general corporate purposes, including for working capital.

Amounts outstanding under the AT&T Revolver are expected to accrue interest at a rate equal to LIBOR plus a margin of       %, which interest will be payable to AT&T quarterly in arrears and computed on the basis of a              -business day year. Amounts outstanding under the AT&T Revolver will be unsecured and subordinated to the obligations under the senior notes and the Brazilian Credit Facility.

BNDES Financing Facility

Between March 2013 and May 2015, SKY Brasil entered into Brazilian Real-denominated financing facilities with BNDES, a government owned development bank in Brazil, under which SKY Brasil borrowed funds for the purchase of set-top boxes. At December 31, 2017, SKY Brasil had no outstanding borrowings under the BNDES facility. At December 31, 2016, SKY Brasil had borrowings of R$137 million ($42 million) outstanding under the BNDES facility bearing interest at a weighted-average rate of 7.12% per annum. Borrowings under the facility are required to be repaid in 30 monthly installments. The U.S. dollar amounts reflect the conversion of the Brazilian Real-denominated amounts into U.S. dollars based on the exchange rates of R$3.31 / $1 U.S. dollar and R$3.26 / $1 U.S. dollar at December 31, 2017, and December 31, 2016, respectively. See Note 7 of the Notes to the Consolidated Financial Statements.

Desenvolve SP Financing Facility

In the second quarter of 2014, SKY Brasil entered into a Brazilian Real-denominated financing facility with Desenvolve SP, an agency created by the São Paulo State Government for economic development, under which SKY Brasil was permitted to borrow funds for the construction of a satellite and broadcast facility with a total commitment amount of R$601 million ($185 million) to be released in annual installments over a period of 10 years. Each borrowing under the facility, including accrued interest, will be repaid in a single installment five years from the date of such borrowing. Installments are secured by a guarantee letter bearing interest of 0.9% per annum; this interest rate is subject to change if the coverage ratios on a certain financial metric exceeds specified levels. At December 31, 2017, SKY Brasil had borrowings of R$179 million ($54 million) under the facility bearing interest of 2.5% per annum. The U.S. dollar amounts reflect the conversion of the Brazilian Real-denominated amounts into U.S. dollars based on the exchange rate of R$3.31 / $1 U.S. dollar at December 31, 2017. At December 31, 2016, SKY Brasil had borrowings of R$150 million ($46 million) under the facility bearing interest of 2.5% per annum. The U.S. dollar amounts reflect the conversion of the Brazilian Real- denominated amounts into U.S. dollars based on the exchange rate of R$3.26 / $1 U.S. dollar at December 31, 2016.

Borrowings under the Desenvolve SP facility at December 31, 2017 mature as follows: R$50 million ($15 million) in 2019, R$50 million ($15 million) in 2020, R$53 million ($16 million) in 2021 and R$26 million ($8 million) in 2022. As of December 31, 2017 and 2016, we have accrued interest of $3 million and $2 million, respectively, on the borrowings under the Desenvolve SP facility. See Note 7 of the Notes to the Consolidated Financial Statements.

Related Party Note Payable to Parent

In 2010, we entered into a promissory note with DIRECTV in the amount of $410 million. We used the proceeds from this promissory note for our investing and financing cash needs. The principal amount together with accrued interest is subject to repayment upon demand, and accordingly is classified in current liabilities on the Combined Balance Sheets. The related party note payable accrues interest at an annual rate equal to LIBOR plus a margin of 3%. The variable interest rate on the related party note payable was 5.11% and 4.69% at December 31, 2017 and 2016, respectively, and the related expense is recorded in interest expense on the Combined Statements of Operations. The related party note payable (including accrued interest) was $526 million and $506 million at December 31, 2017 and 2016, respectively. The related party note payable will be repaid in connection with the debt financing. Our expectation is that AT&T does not intend to demand payment on the related party note payable prior to the completion of this offering and the Company’s having sufficient funds with which to repay the amounts due to AT&T.

Short Term Related-Party Indebtedness

Prior to the completion of this offering, we will incur related-party indebtedness with AT&T in the aggregate principal amount of $             million. This AT&T related-party indebtedness will bear interest at LIBOR plus     % per year and will be payable upon demand with no stated maturity date. The proceeds from the AT&T related-party indebtedness will be used to make a distribution to AT&T prior to the completion of this offering.

DESCRIPTION OF CAPITAL STOCK

The following information assumes the filing of our amended and restated certificate of incorporation. The following description of our capital stock and provisions of our amended and restated certificate of incorporation and amended and restated by-laws to be in effect upon the completion of this offering is a summary and is qualified in its entirety by reference to the full copies of these documents, which will be filed as exhibits to the registration statement of which this prospectus forms a part, and is subject to the applicable provisions of the DGCL.

General

Upon completion of this offering, our authorized capital stock will consist of             shares of common stock, consisting of             shares of Class A common stock, par value $0.01 per share (the “Class A common stock”),             shares of Class B common stock, par value $0.01 per share (the “Class B common stock”), and              shares of preferred stock, par value $0.01 per share. Upon the completion of this offering, we will have             shares of Class A common stock outstanding,             shares of Class B common stock outstanding and no shares of preferred stock outstanding. Unless our board of directors determines otherwise, we will issue all shares of capital stock in uncertificated form.

Common Stock

Voting rights

Our amended and restated certificate of incorporation will provide for a dual class common stock structure consisting of our Class A common stock and our Class B common stock. The shares of our Class A common stock and Class B common stock have identical rights, provided that, except as required by applicable law, on any matter that is submitted to a vote of our stockholders, holders of our Class A common stock will be entitled to one vote per share of Class A common stock and holders of our Class B common stock will be entitled to ten votes per share of Class B common stock. Holders of shares of Class A common stock and Class B common stock will vote together as a single class on all matters (including the election of directors) submitted to a vote of stockholders, except that (i) so long as any shares of Class A common stock are outstanding, without the affirmative vote of the holders of a majority of the voting power of the outstanding shares of Class A common stock, we will not be able to amend, alter or repeal any provision of our amended and restated certificate of incorporation so as to adversely affect the relative rights, preferences, qualifications, limitations or restrictions of the Class A common stock as compared to those of the Class B common stock and (ii) so long as any shares of Class B common stock are outstanding, without the affirmative vote of the holders of a majority of the voting power of the outstanding shares of Class B common stock, we will not be able to amend, alter or repeal any provision of our amended and restated certificate of incorporation so as to adversely affect the relative rights, preferences, qualifications, limitations or restrictions of the Class B common stock as compared to those of the Class A common stock.

We will not provide for cumulative voting for the election of directors.

Dividend rights

The holders of outstanding shares of our Class A common stock and Class B common stock will be entitled to share equally in dividends out of funds legally available at the times and in the amounts that our board of directors may determine from time to time. In the event a dividend is paid in the form of shares of common stock or rights to acquire shares of common stock, the holders of shares of Class A common stock will receive shares of Class A common stock, or rights to acquire shares of Class A common stock, as the case may be, and the holders of shares of Class B common stock will receive shares of Class B common stock, or rights to acquire shares of Class B common stock, as the case may be. However, in general and subject to certain limited exceptions, without approval of each class of our common stock, we will not be able to pay any dividends or make other distributions with respect to any class of common stock unless at the same time we make a ratable dividend or distribution with respect to each outstanding share of common stock, regardless of class.

Conversion rights

Shares of our Class A common stock will not be convertible into any other shares of our capital stock.

Before any split-off or spin-off transaction, any shares of Class B common stock transferred to a person other than to a majority-owned subsidiary of AT&T will automatically be converted into shares of Class A common stock on a share-for-share basis. Once converted into Class A common stock, Class B common stock will not be reissued. All of the shares of Class B common stock will be automatically converted into shares of Class A common stock if AT&T ceases to beneficially own at least 10% of our outstanding common stock (on an as-converted to Class A common stock basis), other than as a result of a split-off or spin-off transaction. In addition, prior to a split-off or spin-off transaction, upon the occurrence of any event specified by the affirmative vote of a majority of the outstanding shares of Class B common stock, all of the outstanding shares of Class B common stock will automatically be converted into shares of Class A common stock.

Following any distribution of shares of our common stock to the stockholders of AT&T or holders of debt issued by AT&T or any subsidiary of AT&T, including any distribution in exchange for stock or debt, in a split-off or spin-off transaction intended to qualify as either (i) a distribution under Section 355 of the Code (or under Section 356 of the Code as relating to Section 355 of the Code) (a “Section 355 distribution”) or (ii) a transaction pursuant to a plan of reorganization under Section 368(a)(1)(D) of the Code which plan also includes a Section 355 distribution, in each case, including any corresponding provision or provisions of any successor statute, the shares of Class B common stock subject to such distribution will no longer be convertible into shares of Class A common stock. Accordingly, any shares of Class B common stock distributed to stockholders of AT&T in a split-off or spin-off transaction will not be converted into shares of Class A common stock.

Liquidation rights

In the event of our voluntary or involuntary liquidation, dissolution, distribution of assets or winding up, the holders of shares of our Class A common stock and Class B common stock will be entitled to receive their ratable share of our net assets available after payment of all debts and other liabilities, subject to the prior rights of any outstanding preferred stock.

Equal status

Except as otherwise described in this prospectus, shares of Class A common stock and Class B common stock will have the same rights and privileges and rank equally, share ratably and be identical in all respect as to all matters.

Treatment in a merger

The consideration received per share by the holders of our Class A common stock and the holders of our Class B common stock in any merger, consolidation, reorganization or other business combination will be identical; however, if (i) the consideration consists, in whole or in part, of shares of capital stock of, or other equity interests in us or any other corporation, partnership, limited liability company or other entity, (ii) the powers, designations, preferences and relative, optional or other special rights and qualifications, limitations and restrictions of shares of capital stock or other equity interests received in respect of the shares of Class B common stock differ solely to the extent that the powers, designations, preferences and relative, optional or other special rights and qualifications, limitations and restrictions of our Class A common stock and our Class B common stock differ as described in this prospectus (e.g., ten votes per share) and (iii) upon receipt of the consideration, AT&T will beneficially own at least a majority of the voting power of the surviving entity, then the powers, designations, preferences and relative, optional or other special rights and qualifications, limitations and restrictions of shares of capital stock or other equity interests received in respect of the shares of Class B common stock may differ solely to the extent that the powers, designations, preferences and relative, optional or other special rights and qualifications, limitations and restrictions of our Class A common stock and our Class B common stock differ as described in this prospectus (including, without limitation, the voting rights and conversion provisions) (such event referred to as an “AT&T Continued Control Event”). If the holders of our Class A common stock or the holders of our Class B common stock are granted the right to elect to receive one of two or more alternative forms of consideration, the foregoing provisions will be deemed satisfied if holders of the other class are granted identical election rights (subject to the limited exceptions provided for in the case of an AT&T Continued Control Event).

Rights and preferences

Holders of our common stock will have no preemptive, subscription or redemption rights. The rights, preferences and privileges of the holders of our Class A common stock and Class B common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of our preferred stock that we may designate in the future. The outstanding shares of our common stock are validly issued, fully paid and non-assessable.

Preferred Stock

Under our amended and restated certificate of incorporation, our board of directors will have the authority, without any further vote or action by the stockholders, to issue shares of preferred stock in one or more series and to fix the preferences, limitations and rights of the shares of each series, including:

•	dividend rates;

•	conversion rights;

•	voting rights;

•	terms of redemption and liquidation preferences; and

•	the number of shares constituting each series.

We could issue a series of preferred stock that could, depending on the terms of the series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of our stockholders might believe to be in their best interests or in which they might receive a premium for shares of Class A common stock over the market price of Class A common stock. The issuance of our preferred stock could adversely affect the voting power of holders of Class A common and Class B common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. Upon completion of this offering, no shares of preferred stock will be outstanding, and we have no present intention to issue any shares of preferred stock.

Anti-Takeover Effects of Provisions of our Amended and Restated Certificate of Incorporation and By-laws, and of Delaware Law

The rights of our stockholders and related matters are governed by the DGCL, our amended and restated certificate of incorporation and amended and restated by-laws, certain provisions of which may discourage or make more difficult a takeover attempt that a stockholder might consider in his or her best interest by means of a tender offer or proxy contest or removal of our incumbent officers or directors. These provisions may also adversely affect prevailing market prices for our common stock. However, we believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unsolicited proposal to acquire or restructure us and outweigh the disadvantage of discouraging those proposals because negotiation of the proposals could result in an improvement of their terms.

Dual-class structure

As discussed above, on all matters submitted to a vote of stockholders, holders of our Class B common stock will have ten votes per share, while our Class A common stock, which is the class of stock we are selling in this offering and which will be the only class of our stock which is publicly traded immediately after this offering, will have only one vote per share with respect to such matters. Immediately following the completion of this offering, AT&T will own approximately    % of the outstanding shares of our Class A common stock and 100% of the outstanding shares of our Class B common stock, giving AT&T     % of the combined voting power and     % of the economic interest of our outstanding common stock (or     % and     %, respectively, if the underwriters exercise their option to purchase additional shares in full). Because of our dual-class structure, AT&T will be able to control matters submitted to stockholder vote even if it and its affiliates come to own significantly less than 50% of the shares of our outstanding common stock. This concentrated control could discourage others from initiating any potential takeover or other change of control transaction that other stockholders may view as beneficial.

Classified board of directors

Our amended and restated certificate of incorporation will provide for our board of directors to be divided into three classes, designated class I, class II and class III, with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Mr. Leahy and Mr. Patel will serve as class I directors whose terms expire at the 2019 annual meeting of stockholders. Ms. Lee and Mr. McGaw will serve as class II directors whose terms expire at the 2020 annual meeting of stockholders. Ms. Dial, Mr. McElfresh and Mr. Stoltz will serve as class III directors whose terms expire at the 2021 annual meeting of stockholders or, in each case, upon such director’s earlier death, resignation or removal. The number of directors constituting our board of directors is permitted to be established only by a resolution adopted by a majority vote of our board of directors, and only our board of directors is authorized to fill vacant directorships, including newly created directorships.

The holders of common stock will be entitled to elect directors to our board of directors by a plurality of the votes cast by the holders of the Class A common stock and the Class B common stock present in person or represented by proxy, voting together as a single voting group at a meeting at which a quorum is present. Because our stockholders do not have cumulative voting rights, holders of common stock representing a majority of the voting power of our outstanding shares of capital stock will be able to elect all of our directors up for election at any given stockholders’ meeting. Accordingly, until such time as AT&T beneficially owns shares of our common stock representing less than a majority of the voting power of our capital stock, AT&T will be able to elect our entire board of directors.

Stockholder action by written consent; special meetings

Our amended and restated certificate of incorporation will permit stockholders to take action by written consent in lieu of an annual or special meeting until the time at which AT&T ceases to beneficially own a majority of the total voting power of the outstanding shares of all classes of capital stock entitled to vote if such consent or consents, in writing, setting forth the action so taken, is signed by the holders of outstanding capital stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. From and after the time that AT&T beneficially owns less than a majority of the voting power, no action may be taken by written consent unless signed by stockholders holding all of the voting power of the outstanding shares of all classes of capital stock entitled to vote.

Our amended and restated certificate of incorporation will further provide that special meetings of stockholders may be called at any time (a) by the chairman of the board of directors or by the corporate secretary upon direction of the board of directors or by the holders of a majority of the voting power of the outstanding shares of all classes of capital stock entitled to vote at such a meeting while AT&T beneficially owns a majority of the voting power of the outstanding shares of all classes of capital stock entitled to vote at such a meeting and (b) at such time that the AT&T ceases to beneficially own a majority of the total voting power of the outstanding shares of all classes of capital stock entitled to vote at such a meeting, only by the chairman of the board of directors or by the corporate secretary upon direction of the board of directors, and may not be called by any other person or persons.

Advance notification of stockholder nominations and proposals

Our amended and restated by-laws will establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors other than nominations made by or at the direction of our board of directors. In particular, stockholders must notify our corporate secretary in writing prior to the meeting at which the matters are to be acted upon or directors are to be elected. The notice must contain the information specified in our amended and restated by-laws. To be timely, the notice must be received by our corporate secretary not less than 90 or more than 120 days prior to the first anniversary date of the annual meeting for the preceding year, unless the annual meeting is not scheduled to be held within a period that commences 30 days before such anniversary date and ends 30 days after such anniversary date, then notice shall be given by the later of the close of business 90 days prior to the meeting date or the tenth day following notice of the annual meeting (in each case, subject to extension in certain circumstances).

Supermajority voting

Until such time as AT&T beneficially owns less than a majority of the total voting power of the outstanding shares of all classes of our capital stock entitled to vote, our amended and restated certificate of incorporation and amended and restated by-laws will require the vote of the holders holding a majority of the voting power for the removal of a director with or without cause and for the amendment, repeal or modification of certain provisions, including, among other things, provisions relating to our board of directors, ability of stockholders to call special meetings and act by written consent, exclusive forum and corporate opportunities.

From and after such time as AT&T ceases to beneficially own a majority of the total voting power of the outstanding shares of all classes of our capital stock entitled to vote, the vote of the holders of not less than two-thirds of the voting power will be required to amend our amended and restated by-laws and certain provisions of our amended and restated certificate of incorporation. In addition, at such time, holders holding a majority of the voting power will only be able to remove directors for cause. The foregoing provisions may discourage attempts by others to acquire control of us without negotiation with our board of directors. This enhances our board of directors’ ability to attempt to promote the interests of all of our stockholders. However, to the extent that these provisions make us a less attractive takeover candidate, they may not always be in our best interests or in the best interests of our stockholders.

Anti-takeover legislation

Our amended and restated certificate of incorporation will provide that if AT&T ceases to own at least 10% of the total voting power of the outstanding shares of all classes of our capital stock entitled to vote, we will be subject to the restrictions under Section 203 of the DGCL regarding corporate takeovers.

In general, Section 203 prohibits a publicly-held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder, unless:

•	prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time such transaction commenced, excluding, for purposes of determining the number of shares outstanding, (i) shares owned by persons who are directors and also officers of the corporation and (ii) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or subsequent to the date of the transaction, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not wholly-owned by the interested stockholder.

In this context, a business combination includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status owned, 15% or more of a corporation’s outstanding voting stock.

Undesignated preferred stock

The authority possessed by our board of directors to issue preferred stock with voting or other rights or preferences could be potentially used to discourage attempts by third parties to obtain control of us through a merger, tender offer, proxy contest or otherwise by making such attempts more difficult or more costly. The provision in our amended and restated certificate of incorporation authorizing such preferred stock may have the effect of deferring hostile takeovers or delaying changes of control of our management.

Forum selection clause

Our amended and restated certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a claim of breach of a fiduciary duty owed by any or our directors or officers or other employees to us or our stockholders; (iii) any action asserting a claim against us or any director or officer or other employee of ours arising pursuant to any provision of the DGCL or our certificate of incorporation or by-laws; or (iv) any action asserting a claim against us or any director or officer or other employee of ours governed by the internal affairs doctrine. Our amended and restated certificate of incorporation will further provide that any person or entity that acquires any interest in shares of our capital stock shall be deemed to have notice of and to have consented to the provisions described above.

Provision Relating to Corporate Opportunities and Interested Directors

In order to address potential conflicts of interest between us, including our consolidated subsidiaries, and AT&T, and its consolidated subsidiaries other than the Company, our amended and restated certificate of incorporation will contain provisions regulating and defining the conduct of our affairs, including those of our consolidated subsidiaries, as they may involve AT&T and its consolidated subsidiaries other than the Company, and its officers and directors, and our powers, rights, duties and liabilities and those of our officers, directors and stockholders in connection with our relationship with AT&T. In general, these provisions recognize that we and AT&T may engage in the same or similar business activities and lines of business, have an interest in the same areas of corporate opportunities and that we and AT&T will continue to have contractual and business relations with each other, including officers and directors of AT&T serving as our directors.

Our amended and restated certificate of incorporation will provide that, subject to any contractual provision to the contrary, AT&T will have no duty to refrain from:

•	engaging in the same or similar business activities or lines of business as us;

•	doing business with any of our clients or customers; or

•	employing or otherwise engaging any of our directors, officers or employees.

Our amended and restated certificate of incorporation will provide that AT&T will not be liable to us or our stockholders for breach of any fiduciary duty as our stockholder by reason of the fact that AT&T pursues or acquires that corporate opportunity for itself, directs that corporate opportunity to another person or does not present that corporate opportunity to us and AT&T will have no duty to communicate such opportunities to us.

To the extent an opportunity may be of interest to both us and AT&T, the amended and restated certificate of incorporation will provide that if the opportunity is offered to:

•	one of our officers or employees who is also a director (but not an officer or employee) of AT&T, that opportunity will belong to us unless expressly offered to that person primarily in his or her capacity as a director of AT&T, in which case it will belong to AT&T;

•	one of our directors who is also an officer or employee of AT&T, that opportunity will belong to AT&T unless expressly offered to that person primarily in his or her capacity as our director, in which case it will belong to us; and

•	any person who is either (i) an officer or employee of both us and AT&T or (ii) a director of both us and AT&T (but not an officer or employee of either one), that opportunity will belong to AT&T unless expressly offered to that person primarily in his or her capacity as our director, in which case it will belong to us. Any person purchasing or otherwise acquiring any interest in any shares of our capital stock will be deemed to have consented to these provisions of the amended and restated certificate of incorporation.

Limitation of Liability of Directors

Our amended and restated certificate of incorporation will provide that none of our directors will be liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except to the extent otherwise required by the DGCL. The effect of this provision is to eliminate our rights, and our stockholders’ rights, to recover monetary damages against a director for breach of a fiduciary duty of care as a director. This provision will not limit or eliminate our right, or the right of any stockholder, to seek non-monetary relief, such as an injunction or rescission in the event of a breach of a director’s duty of care. In addition, our amended and restated certificate of incorporation will provide that if the DGCL is amended to authorize the further elimination or limitation of the liability of a director, then the liability of the directors will be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. These provisions will not alter the liability of directors under federal or state securities laws.

Our amended and restated by-laws will provide for indemnification to the fullest extent permitted by the DGCL, of any person made or threatened to be made a party to any action, suit or proceeding by reason of the fact that such person is or was our director or officer, or, at our request, serves or served as a director or officer of another corporation, partnership, joint venture, trust or any other enterprise, against all expenses, judgments, fines, amounts paid in settlement and other losses actually and reasonably incurred in connection with the defense or settlement of such action, suit or proceeding. In addition, we intend to enter into indemnification agreements with each of our executive officers and directors pursuant to which we will agree to indemnify each such executive officer and director to the fullest extent permitted by the DGCL. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, we have been informed that in the opinion of the SEC, such indemnification is against public policy and is therefore unenforceable. We will also maintain officers’ and directors’ liability insurance that insures against liabilities that our officers and directors may incur in such capacities.

Listing

We intend to apply for listing of our Class A common stock on the NYSE under the symbol “VRIO”.

Transfer Agent and Registrar

Upon completion of this offering, the transfer agent and registrar for our Class A common stock and Class B common stock will be Computershare Trust Company, N.A.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no market for our common stock. Future sales of substantial amounts of our common stock in the public market, or the perception that such sales may occur, could adversely affect market prices prevailing from time to time. Furthermore, because only a limited number of shares will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our Class A common stock in the public market after the restrictions lapse. This may adversely affect the prevailing market price and our ability to raise equity capital in the future.

Upon completion of this offering, we will have              shares of Class A common stock and              shares of Class B common stock outstanding. Of these shares,             shares of our Class A common stock (assuming full exercise of the underwriters’ option to purchase additional shares) sold in this offering will be freely transferable without restriction or further registration under the Securities Act, except for any shares purchased or held by our “affiliates”, as that term is defined in Rule 144 under the Securities Act. The remaining              shares of our Class A common stock (assuming full exercise of the underwriters’ option to purchase additional shares) outstanding will be “restricted securities” as defined in Rule 144, all of which will be beneficially owned by AT&T. Restricted securities may be sold in the public market only if registered under the Securities Act or if they qualify for an exemption from registration under Rule 144. As a result of the contractual 180-day lock-up period described below and the provisions of Rule 144, these shares will be available for sale in the public market only after 180 days from the date of this prospectus (subject to registration or an exemption from registration).

Rule 144

In general, a person who has beneficially owned restricted shares of our common stock for at least six months would be entitled to sell such securities, provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, the sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned restricted shares of our common stock for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, the sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of the following:

•	1% of the number of shares of our Class A common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of our Class A common stock on during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales by affiliates must also comply with the manner of sale and notice provisions of Rule 144 to the extent applicable.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our capital stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of the Company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation, or notice provisions of Rule 144. Rule 701 also permits affiliates of the Company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144.

All holders of Rule 701 shares, however, are required by that rule to wait until 90 days after the date of this prospectus before selling those shares pursuant to Rule 701. Moreover, all Rule 701 shares are subject to lock-up agreements as described below and under the section titled “Underwriting” and will not become eligible for sale until the expiration of those agreements.

Lock-up Agreements

In connection with this offering, we expect that, each of our directors, executive officers and AT&T (as the holder of 100% of our outstanding shares of Class B common stock and     % of our Class A common stock), will enter into lock-up agreements as further described under “Underwriting”, that restrict the sale of our securities for 180 days after the date of this prospectus.

Following the lock-up periods described above, all of the shares of our common stock that are restricted securities or are held by our affiliates as of the date of this prospectus would be eligible for sale in the public market in compliance with Rule 144 under the Securities Act.

Registration Rights Agreement

Upon completion of this offering, AT&T, as the holder of              shares of our Class A common stock and all shares of our Class B common stock, will be entitled to various rights with respect to the registration of these shares under the Securities Act. These shares would become fully tradable without restrictions under the Securities Act immediately after they are sold under an effective registration statement, except for shares held by our affiliates which may be subject to resale under Rule 144. See “Certain Relationships and Related Party Transactions—The Separation—Registration Rights Agreement”. Shares covered by a registration statement will be eligible for sales in the public market upon the expiration or release from the terms of the lock-up agreements.

Registration Statement on Form S-8

We intend to file a registration statement on Form S-8 under the Securities Act to register shares of our Class A common stock to be reserved for issuance under our 2018 Incentive Plan and our 2018 Non-Employee Director Plan that we intend to adopt in connection with this offering. This registration statement on Form S-8 is expected to be filed following the effective date of the registration statement of which this prospectus is a part and will be effective upon filing. Accordingly, shares registered under such registration statement may be made available for sale in the open market following the effective date, unless such shares are subject to vesting restrictions pursuant to agreements with us, Rule 144 restrictions applicable to our affiliates or the lock-up restrictions described above.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. STOCKHOLDERS

This section summarizes the material U.S. federal income and estate tax consequences of the purchase, ownership and disposition of Class A common stock by a non-U.S. holder. You are a non-U.S. holder if you are, for U.S. federal income tax purposes:

•	a nonresident alien individual;

•	a foreign corporation; or

•	an estate or trust that in either case is not subject to U.S. federal income tax on a net income basis on income or gain from Class A common stock.

This section does not consider the specific facts and circumstances that may be relevant to a particular non-U.S. holder and does not address the treatment of a non-U.S. holder under the laws of any state, local or foreign taxing jurisdiction. This section is based on the tax laws of the United States, including the Code, existing and proposed regulations, and administrative and judicial interpretations, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. In addition, this section applies only to non-U.S. holders that hold Class A common stock as a capital asset for U.S. federal income tax purposes.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds Class A common stock, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the Class A common stock should consult its tax advisor with regard to the U.S. federal income tax treatment of an investment in the Class A common stock.

You should consult a tax advisor regarding the U.S. federal tax consequences of acquiring, holding and disposing of Class A common stock in your particular circumstances, as well as any tax consequences that may arise under the laws of any state, local or foreign taxing jurisdiction.

Dividends

In the event that we make a distribution of cash or other property (other than certain pro rata distributions of our stock) in respect of our Class A common stock, the distribution generally will be treated as a dividend for U.S. federal income tax purposes to the extent it is paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Any portion of a distribution that exceeds our current and accumulated earnings and profits generally will be treated first as a tax-free return of capital, causing a reduction in the adjusted tax basis of a non-U.S. holder’s Class A common stock, and to the extent the amount of the distribution exceeds a non-U.S. holder’s adjusted tax basis in our Class A common stock, the excess will be treated as gain from the disposition of our Class A common stock (the tax treatment of which is discussed below under “—Gain on Disposition of Class A Common Stock”).

Except as described below, if you are a non-U.S. holder of Class A common stock, dividends paid to you generally will be subject to withholding of U.S. federal income tax at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate. Even if you are eligible for a lower treaty rate, we and other payors will generally be required to withhold at a 30% rate (rather than the lower treaty rate) on dividend payments to you, unless you have furnished to the applicable withholding agent:

•	a valid IRS Form W-8BEN or Form W-8BEN-E or an acceptable substitute form upon which you certify, under penalties of perjury, your status as a non-U.S. person and your entitlement to the lower treaty rate with respect to such payments; or

•	in the case of payments made outside the United States to an offshore account (generally, an account maintained by you at an office or branch of a bank or other financial institution at any location outside the United States), other documentary evidence establishing your entitlement to the lower treaty rate in accordance with U.S. Treasury regulations.

If you are eligible for a reduced rate of withholding tax under a tax treaty, you may obtain a refund of any amounts withheld in excess of that rate by filing a refund claim with the IRS.

If dividends paid to you are “effectively connected” with your conduct of a trade or business within the United States, and, if required by a tax treaty, the dividends are attributable to a permanent establishment that you maintain in the United States, we and other payors generally are not required to withhold tax from the dividends, provided that you have furnished to the applicable withholding agent a valid IRS Form W-8ECI or an acceptable substitute form upon which you represent, under penalties of perjury, that:

•	you are a non-U.S. person; and

•	the dividends are effectively connected with your conduct of a trade or business within the United States and are includible in your gross income.

“Effectively connected” dividends are taxed at rates applicable to U.S. citizens, resident aliens and domestic U.S. corporations.

If you are a corporate non-U.S. holder, “effectively connected” dividends that you receive may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

Gain on Disposition of Class A Common Stock

Subject to the discussion of FATCA withholding and backup withholding below, if you are a non-U.S. holder, you generally will not be subject to U.S. federal income tax on gain that you recognize on a disposition of Class A common stock unless:

•	the gain is “effectively connected” with your conduct of a trade or business in the United States, and the gain is attributable to a permanent establishment that you maintain in the United States, if that is required by an applicable income tax treaty as a condition for subjecting you to U.S. taxation on a net income basis;

•	you are an individual, you are present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions exist; or

•	(i) we are or have been a U.S. real property holding corporation for U.S. federal income tax purposes, (ii) assuming our Class A common stock is regularly traded on an established securities market, you held, directly or indirectly, at any time during the shorter of your holding period for your Class A common stock or the five-year period ending on the date of disposition, more than 5% of the Class A common stock and (iii) you are not eligible for any treaty exemption.

A non-U.S. holder described in the first bullet point immediately above will be subject to tax on the gain derived from the disposition in the same manner as if the non-U.S. holder were a United States person as defined under the Code. If you are a corporate non-U.S. holder, “effectively connected” gains that you recognize may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a 30% (or such lower rate as may be specified by an applicable income tax treaty) tax on the gain derived from the disposition, which gain may be offset by U.S. source capital losses even though the individual is not considered a resident of the United States.

Generally, a corporation is a U.S. real property holding corporation if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business (all as determined for U.S. federal income tax purposes). Vrio is not, and does not anticipate becoming, a U.S. real property holding corporation for U.S. federal income tax purposes.

FATCA Withholding

Pursuant to sections 1471 through 1474 of the Code, commonly known as the Foreign Account Tax Compliance Act (“FATCA”), a 30% withholding tax (“FATCA withholding”) may be imposed on certain payments to you or to certain foreign financial institutions, investment funds and other non-U.S. persons receiving payments on your behalf if you or such persons fail to comply with certain information reporting requirements. Such payments will include U.S.-source dividends and the gross proceeds from the sale or other disposition of stock that can produce U.S.-source dividends. Such payments that you receive in respect of Class A common stock could be affected by this withholding if you are subject to the FATCA information reporting requirements and fail to comply with them or if you hold Class A common stock through a non-U.S. person (e.g., a foreign bank or broker) that fails to comply with these requirements (even if payments to you would not otherwise have been subject to FATCA withholding). Payments of gross proceeds from a sale or other disposition of Class A common stock will not be subject to FATCA withholding, however, unless such disposition occurs on or after January 1, 2019. You should consult your own tax advisors regarding the relevant U.S. law and other official guidance on FATCA withholding (including any intergovernmental agreement that may modify the general FATCA regime).

Federal Estate Taxes

Common stock held by an individual non-U.S. holder at the time of death will be included in the holder’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Backup Withholding and Information Reporting

If you are a non-U.S. holder, we and other payors are required to report payments of dividends on IRS Form 1042-S even if the payments are exempt from withholding. You are otherwise generally exempt from backup withholding and information reporting requirements with respect to dividend payments and the payment of the proceeds from the sale of Class A common stock effected at a U.S. office of a broker provided that either (i) the payor or broker does not have actual knowledge or reason to know that you are a U.S. person and you have furnished a valid IRS Form W-8 or other documentation upon which the payor or broker may rely to treat the payments as made to a non-U.S. person, or (ii) you otherwise establish an exemption.

Payment of the proceeds from the sale of Class A common stock effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale effected at a foreign office of a broker could be subject to information reporting in the same manner as a sale within the United States (and in certain cases may be subject to backup withholding as well) if (i) the broker has certain connections to the United States, (ii) the proceeds or confirmation are sent to the United States or (iii) the sale has certain other specified connections with the United States. In addition, certain foreign brokers may be required to report the amount of gross proceeds from the sale or other disposition of Class A common stock under FATCA if you are presumed to be a U.S. person.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is timely furnished to the IRS.

The preceding discussion is not tax advice and is intended only as a general discussion of the material U.S. federal income tax considerations for non-U.S. holders of Class A common stock. The preceding discussion is not a complete analysis or discussion of all potential tax consequences that may be important to you. Thus, you are strongly encouraged to consult your own tax advisor as to the specific tax consequences to you resulting from ownership of the Class A common stock, including tax return reporting requirements, the applicability and effect of federal, state, local and other tax laws and the effect of any proposed changes in tax laws. In particular, changes in policy positions could result in changes to U.S. tax laws that could affect the treatment described above. You are urged to consult your own tax advisor regarding the potential impact to you of the effect of such future law changes.

CERTAIN BENEFIT PLAN INVESTOR CONSIDERATIONS

The U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”), imposes certain requirements on (i) “employee benefit plans” subject to Title I of ERISA, (ii) individual retirement accounts (“IRAs” and each, an “IRA”) and other arrangements subject to Section 4975 of the Code and (iii) entities whose underlying assets include “plan assets” within the meaning of ERISA by reason of the investments by such plans or accounts or arrangements therein pursuant to ERISA and the regulations thereunder (each of the plans, accounts, arrangements and entities described in clauses (i), (ii) and (iii), referred to as a “Plan”).

Section 406 of ERISA and Section 4975 of the Code prohibit certain transactions involving the assets of a Plan and certain persons (referred to as “parties in interest” or “disqualified persons”) having certain relationships to such Plan, unless an exemption is applicable to the transaction. A party in interest or disqualified person who engaged in a prohibited transaction may be subject to excise taxes and other penalties and liabilities under Title I of ERISA and/or Section 4975 of the Code.

A prohibited transaction within the meaning of Title I of ERISA and Section 4975 of the Code could arise if shares of the Class A common stock are acquired by a Plan to which the issuer, underwriters or any of their respective affiliates is a party in interest and such acquisition is not entitled to an applicable exemption, of which there are many. Any Plan fiduciary (the “Fiduciary”) which proposes to cause a Plan to purchase or hold the Class A common stock should consult with its counsel regarding the applicability of the fiduciary responsibility and prohibited transaction provisions of ERISA and Section 4975 of the Code to such an investment, and to confirm that such purchase and holding will not constitute or result in a non-exempt prohibited transaction.

Each Fiduciary should consult with its legal advisor concerning the potential consequences to the Plan under Title I of ERISA or Section 4975 of the Code of an investment in the Class A common stock. In addition, each purchaser of Class A common stock in this offering that is a Plan will be deemed to make the representations in the following paragraph.

Each purchaser of Class A common stock in this offering that is, or is purchasing Class A common stock with the assets of, a Plan and that acquires the Class A common stock in connection with this offering will be deemed to represent by its purchase of Class A common stock offered hereby that a Fiduciary that is independent of us, the underwriters or any of our or their affiliates (the “Transaction Parties”) acting on the Plan’s behalf is responsible for the Plan’s decision to acquire Class A common stock in this offering and that such Fiduciary:

•	is either a U.S. bank, a U.S. insurance carrier, a U.S. registered investment adviser, a U.S. registered broker-dealer or an independent fiduciary with at least $50 million of assets under management or control, in each case under the requirements specified in the U.S. Code of Federal Regulations, 29 C.F.R. Section 2510.3-21(c)(1)(i), as amended from time to time;

•	in the case of a Plan that is an IRA, is not the IRA owner, beneficiary of the IRA or relative of the IRA owner or beneficiary;

•	is capable of evaluating investment risks independently, both in general and with regard to the prospective investment in Class A common stock;

•	is a fiduciary under ERISA or the Code, or both, with respect to the decision to acquire Class A common stock;

•	has exercised independent judgment in evaluating whether to invest the assets of the Plan in Class A common stock;

•	understands and has been fairly informed of the existence and the nature of the financial interests of the Transaction Parties in connection with the Plan’s acquisition of Class A common stock;

•	understands that the Transaction Parties are not undertaking to provide impartial investment advice, or to give advice in a fiduciary capacity to the Plan, in connection with the Plan’s acquisition of Class A common stock; and

•	confirms that no fee or other compensation will be paid directly to any of the Transaction Parties by the Plan, or any fiduciary, participant or beneficiary of the Plan, for the provision of investment advice (as opposed to other services) in connection with the Plan’s acquisition of Class A common stock.

UNDERWRITING

We and the underwriters named below have entered into an underwriting agreement with respect to the shares of Class A common stock being offered hereby. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC, Citigroup Global Markets Inc. and Morgan Stanley & Co. LLC are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman Sachs & Co. LLC
J.P. Morgan Securities LLC
Citigroup Global Markets Inc.
Morgan Stanley & Co. LLC

Total

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option to purchase additional shares of Class A common stock described below unless and until this option is exercised. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

The underwriters have an option to buy up to an additional              shares of Class A common stock from us to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days from the date of this prospectus. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following tables show the per share of Class A common stock and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of Class A common stock.

	No Exercise	Full Exercise
Per Share of Class A Common Stock	$	$
Total	$	$

Shares of Class A common stock sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $         per share of Class A common stock from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares of Class A common stock by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We and our officers, directors, and holders of substantially all of our common stock, including AT&T, have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of                                 . This agreement does not apply to any existing employee benefit plans. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

Prior to the offering, there has been no public market for the shares of our Class A common stock. The initial public offering price has been negotiated among us and the representatives. Among the factors to be considered in determining the initial public offering price of the shares of Class A common stock, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We intend to apply to list our Class A common stock on the NYSE under the symbol “VRIO”.

In connection with the offering, the underwriters may purchase and sell shares of Class A common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases on the open market to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option to purchase additional shares of Class A common stock described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our Class A common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of Class A common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our Class A common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of our Class A common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

We estimate that our total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $        . We have agreed to reimburse the underwriters up to $         for certain expenses relating to this offering.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses. In addition, affiliates of certain of the underwriters are expected to serve as agents or lenders under the Brazilian Credit Facility and as initial purchasers in connection with the offering of the senior notes, and will receive customary fees and commissions in connection therewith.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of shares of Class A common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of shares of Class A common stock may be made at any time under the following exemptions under the Prospectus Directive:

•	To any legal entity which is a qualified investor as defined in the Prospectus Directive;

•	To fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the underwriters for any such offer; or

•	In any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided, that no such offer of shares of our Class A common stock shall result in a requirement for the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to shares of Class A common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and shares of Class A common stock to be offered so as to enable an investor to decide to purchase shares of Class A common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC, as amended, including by Directive 2010/73/EU, and includes any relevant implementing measure in the Relevant Member State.

This European Economic Area selling restriction is in addition to any other selling restrictions set out below.

United Kingdom

In the United Kingdom, this prospectus is only addressed to and directed as qualified investors who are (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the Order); or (ii) high net worth entities and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). Any investment or investment activity to which this prospectus relates is available only to relevant persons and will only be engaged with relevant persons. Any person who is not a relevant person should not act or relay on this prospectus or any of its contents.

Canada

The shares of Class A common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares of Class A common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (“NI 33-105”), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

The shares of Class A common stock may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“Securities and Futures Ordinance”), or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares of Class A common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of Class A common stock may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the shares of Class A common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA))

the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”).

Where the shares of Class A common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

VALIDITY OF SECURITIES OFFERED

Sullivan & Cromwell LLP, Los Angeles, California, will pass upon the validity of the shares of Class A common stock offered hereby on our behalf. Simpson Thacher & Bartlett LLP, New York, New York will pass upon the validity of the shares of Class A common stock offered hereby for the underwriters.

EXPERTS

The Combined Financial Statements of DIRECTV Latin America at December 31, 2017 and 2016 (successor), and for the years ended December 31, 2017 and December 31, 2016 (successor), the period from July 25 through December 31, 2015 (successor), and the period from January 1 through July 24, 2015 (predecessor), appearing in this prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our Class A common stock offered by this prospectus. For purposes of this section, the term registration statement means the original registration statement and any and all amendments including the schedules and exhibits to the original registration statement or any amendment. This prospectus, filed as part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules thereto as permitted by the rules and regulations of the SEC. For further information about us and our Class A common stock, you should refer to the registration statement, including the exhibits. This prospectus summarizes provisions that we consider material of certain contracts and other documents to which we refer you. Because the summaries may not contain all of the information that you may find important, you should review the full text of those documents.

The registration statement, including its exhibits and schedules, may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling 1-202-551-8909. Copies of such materials are also available by mail from the Public Reference Branch of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549 at prescribed rates. In addition, the SEC maintains a website at (http://www.sec.gov) from which interested persons can electronically access the registration statement, including the exhibits and schedules to the registration statement.

Upon completion of the offering, we will become subject to the informational and reporting requirements of the Exchange Act and, in accordance with those requirements, will file reports and proxy and information statements with the SEC. You will be able to inspect and copy these reports and proxy and information statements and other information at the addresses set forth above. Those filings will also be available to the public on, or accessible through, our website under the heading “Investor Relations” at www.vriocorp.com. The information we file with the SEC or contained on or accessible through our corporate website or any other website we may maintain is not part of this prospectus or the registration statement of which this prospectus forms a part. We intend to furnish to our stockholders our annual reports containing our audited Combined Financial Statements certified by an independent public accounting firm.

Report of Independent Registered Public Accounting Firm

To the Board of Directors of AT&T Inc.

Opinion on the Financial Statements

We have audited the accompanying combined balance sheets of DIRECTV Latin America (the Company) as of December 31, 2017 and 2016 (successor), the related combined statements of operations, comprehensive income (loss), equity and cash flows for the years ended December 31, 2017 and 2016 (successor), the period from July 25 through December 31, 2015 (successor), and the period from January 1 through July 24, 2015 (predecessor), and the related notes (collectively referred to as the “combined financial statements”). In our opinion, the combined financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2017 and 2016 (successor), and the results of its operations and its cash flows for the years ended December 31, 2017 and 2016 (successor), the period from July 25 through December 31, 2015 (successor), and the period from January 1 through July 24, 2015 (predecessor), in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2017.

Dallas, Texas

March 6, 2018

DIRECTV LATIN AMERICA

Combined Statements of Operations

Dollars in millions

	Year Ended December 31, 2017	Year Ended December 31, 2016	Period from July 25 through December 31, 2015	Period from January 1 through July 24, 2015
	(Successor)	(Successor)	(Successor)	(Predecessor)
Revenues	$5,568	$5,023	$2,228	$3,709

Operating Expenses
Costs of services and sales (exclusive of depreciation and amortization expense shown separately below)
Programming, broadcast operations and other expenses	2,333	2,208	861	1,503
Subscriber service expenses	595	561	261	443
Selling, general and administrative expenses (exclusive of depreciation and amortization expense shown separately below)
Subscriber acquisition, upgrade and retention expenses	780	685	319	546
General and administrative expenses	615	534	399	418
Venezuelan currency devaluation charge	31	45	—	519
Impairment of fixed and intangible assets	9	72	—	533
Depreciation and amortization expense	1,157	1,182	543	613

Total operating expenses	5,520	5,287	2,383	4,575

Operating Income (Loss)	48	(264)	(155)	(866)

Other Income (Expense)
Interest income	49	14	12	46
Interest expense	(126)	(94)	(42)	(35)
Equity in net income (loss) of affiliates	20	23	12	(49)
Other income (expense)-net	6	5	(38)	(40)

Total other income (expense)	(51)	(52)	(56)	(78)

Loss Before Income Taxes	(3)	(316)	(211)	(944)
Income tax (benefit) expense	(225)	40	(20)	75

Net Income (Loss)	222	(356)	(191)	(1,019)

Less: Net (Income) Loss Attributable to Noncontrolling Interest	(9)	8	6	(2)

Net Income (Loss) Attributable to DIRECTV Latin America	$213	$(348)	$(185)	$(1,021)

Supplemental pro forma basic and diluted net income per common share (unaudited) (See Note 15):

Supplemental pro forma net income per common share – basic and diluted	$

Supplemental pro forma weighted average number of common shares outstanding – basic and diluted

The accompanying notes are an integral part of the Combined Financial Statements.

DIRECTV LATIN AMERICA

Combined Statements of Comprehensive Income (Loss)

Dollars in millions

	Year Ended December 31, 2017	Year Ended December 31, 2016	Period from July 25 through December 31, 2015	Period from January 1 through July 24, 2015
	(Successor)	(Successor)	(Successor)	(Predecessor)
Net income (loss)	$222	$(356)	$(191)	$(1,019)
Foreign currency translation adjustments, net of tax of $1, $83, $(103), and $(104)	(52)	378	(926)	(220)

Total comprehensive income (loss)	170	22	(1,117)	(1,239)
Less: Total comprehensive (income) loss attributable to noncontrolling interest	(10)	7	38	37

Total Comprehensive Income (Loss) Attributable to DIRECTV Latin America	$160	$29	$(1,079)	$(1,202)

The accompanying notes are an integral part of the Combined Financial Statements.

DIRECTV LATIN AMERICA

Combined Balance Sheets

Dollars in millions

	Supplemental Unaudited Pro Forma December 31,	December 31,

	2017	2017	2016
	(Successor)	(Successor)	(Successor)
Assets
Current assets
Cash and cash equivalents	$443	$443	$340
Accounts receivable-net	358	358	292
Related party receivable from parent	244	244	82
Assets held for sale	173	173	150
Prepaid expenses and other	246	246	211

Total current assets	1,464	1,464	1,075

Satellites-net	942	942	962
Property and equipment-net	1,702	1,702	1,936
Goodwill	3,444	3,444	3,515
Intangible assets-net	2,317	2,317	2,673
Investments and other assets	420	420	305

Total Assets	$10,289	$10,289	$10,466

Liabilities and Equity
Current liabilities
Debt maturing within one year	$	$—	$38
Related party note payable to parent		526	506
Accounts payable and accrued liabilities		1,393	993
Liabilities associated with held for sale assets		72	29
Unearned revenues		122	123
Related party payables to parent		1,441	1,325
Distribution payable to Pre-IPO owners		—	—

Total current liabilities		3,554	3,014

Noncurrent Liabilities
Long term debt	54	54	50
Deferred income taxes	842	842	1,413
Other noncurrent liabilities	578	578	396

Total noncurrent liabilities	1,474	1,474	1,859

Commitments and contingencies (See Note 12)
Equity
Parent net investment		5,554	5,841
Accumulated other comprehensive loss		(600)	(548)
Noncontrolling interest		307	300

Total equity		5,261	5,593

Total Liabilities and Equity	$	$10,289	$10,466

The accompanying notes are an integral part of the Combined Financial Statements.

DIRECTV LATIN AMERICA

Combined Statements of Cash Flows

Dollars in millions

	Year Ended December 31, 2017	Year Ended December 31, 2016	Period from July 25 through December 31, 2015	Period from January 1 through July 24, 2015
	(Successor)	(Successor)	(Successor)	(Predecessor)
Operating Activities
Net income (loss)	$222	$(356)	$(191)	$(1,019)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization expense	1,157	1,182	543	613
Impairment of fixed and intangible assets	9	72	—	533
Venezuelan currency devaluation charge	31	45	—	519
Amortization of deferred revenues and deferred credits	(22)	(7)	(1)	(29)
Share-based compensation expense	9	11	7	11
Deferred income taxes	(534)	360	(41)	(36)
Provision for doubtful accounts	142	110	35	51
Loss from sale of assets, net	22	18	3	19
Equity in net (income) loss of affiliates	(20)	(23)	(12)	49
Noncash related party interest expense to parent, net	72	59	23	9
Other, net	20	(1)	50	43
Change in operating assets and liabilities:
Accounts receivable	(229)	(177)	27	(64)
Other current assets	(41)	6	(52)	27
Accounts payable and accrued liabilities	469	111	37	45
Unearned revenues	22	25	(83)	29
Other noncurrent liabilities	207	(12)	(31)	27
Related party payables, net	(61)	78	9	—
Other assets	(114)	(44)	(83)	—

Total adjustments	1,139	1,813	431	1,846

Net Cash Provided by Operating Activities	1,361	1,457	240	827

Investing Activities
Cash paid for property and equipment	(677)	(714)	(349)	(702)
Cash paid for satellites	(48)	(48)	(20)	(74)
Purchase (proceeds) of/from investments	—	—	53	(61)
(Increase) decrease in restricted cash	—	(1)	1	(5)
Other, net	(2)	—	11	(3)

Net Cash Used in Investing Activities	(727)	(763)	(304)	(845)

Financing Activities
Proceeds from long-term debt	9	17	11	25
Repayment of long-term debt	(43)	(89)	(40)	(64)
Payments on capital lease obligations	(22)	(19)	(7)	(9)
Net transfers (to) from parent	(440)	(449)	58	290

Net Cash (Used in) Provided by Financing Activities	(496)	(540)	22	242

Effect of exchange rate changes on cash and cash equivalents	(35)	(56)	(28)	(608)
Net increase (decrease) in cash and cash equivalents	103	98	(70)	(384)
Cash and cash equivalents at beginning of the period	342	244	314	698

Cash and Cash Equivalents End of Period (a)	$445	$342	$244	$314

(a)	At December 31, 2017, 2016 and 2015, $2 of cash and cash equivalents were attributable to current assets held for sale.

The accompanying notes are an integral part of the Combined Financial Statements.

DIRECTV LATIN AMERICA

Combined Statements of Equity

Dollars in millions

	Year Ended December 31, 2017	Year Ended December 31, 2016	Period from July 25 through December 31, 2015	Period from January 1 through July 24, 2015
	(Successor)	(Successor)	(Successor)	(Predecessor)
Parent Net Investment:
Balance at beginning of the period	$5,841	$6,408	$7,345	$4,213
Net income (loss) attributable to DIRECTV Latin America	213	(348)	(185)	(1,021)
Due to/from parent	(509)	(230)	(759)	335
Share based compensation funded by parent	9	11	7	11

Balance at end of period	$5,554	$5,841	$6,408	$3,538

Accumulated Other Comprehensive Loss Attributable to DIRECTV Latin America, net of tax:
Balance at beginning of the period	$(548)	$(926)	$—	$(676)
Foreign currency translation adjustment	(52)	378	(926)	(220)

Balance at end of period	$(600)	$(548)	$(926)	$(896)

Noncontrolling Interest:
Balance at beginning of the period	$300	$307	$354	$333
Net income (loss) attributable to noncontrolling interest	9	(8)	(6)	2
Distributions	(3)	—	(9)	—
Translation adjustments attributable to noncontrolling interest, net of taxes	1	1	(32)	(39)

Balance at end of period	$307	$300	$307	$296

Total Equity at beginning of period	$5,593	$5,789	$7,699	$3,870

Total Equity at end of period	$5,261	$5,593	$5,789	$2,938

The accompanying notes are an integral part of the Combined Financial Statements.

Notes to Combined Financial Statements

Dollars in millions

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of the Business

The accompanying Combined Financial Statements include the accounts of all operations that comprise the digital entertainment services operations of DIRECTV Group Holdings, LLC (“DIRECTV”) in eight countries in South America and three countries in the Caribbean (collectively, the “Region”), referred to as “DIRECTV Latin America”, the “Company”, “we” or “us”.

We offer digital entertainment services in the Region using satellite technology. Our customer base primarily consists of residential customers.

On July 24, 2015, AT&T Inc. (“AT&T”) completed its acquisition of DIRECTV, a leading provider of digital entertainment services in both the United States and Latin America (the “Acquisition”). Prior to the Acquisition, the Company was wholly-owned by DIRECTV, which is referred to as the “Predecessor Parent”. Subsequent to the closing of the Acquisition, the Predecessor Parent became a wholly-owned subsidiary of AT&T, which is referred to as the “Successor Parent.” See Note 3.

AT&T formed Vrio Corp. (“Vrio”) in Delaware on October 19, 2017. Vrio was formed for the purpose of acquiring, owning and operating the Company in connection with the contemplated initial public offering (the “Offering”) of Vrio. As discussed in Note 3, in connection with the contemplated initial public offering of Vrio and related separation transactions (the “Separation”), the Company’s operations in Puerto Rico will be retained by AT&T, and are reflected as held for sale on the Company’s Combined Balance Sheets.

Basis of Presentation

Our Combined Financial Statements represent the operations of DIRECTV Latin America and have been prepared on a stand-alone basis. On July 24, 2015, DIRECTV became an indirect wholly-owned subsidiary of AT&T. The accompanying Combined Statements of Operations, Comprehensive (Loss) Income, Cash Flows and Equity are presented for two periods: predecessor and successor, which relates to the period preceding the Acquisition and the period succeeding the Acquisition, respectively. Our Combined Financial Statements have been derived from DIRECTV’s consolidated financial statements and accounting records (for periods preceding the Acquisition) and AT&T’s consolidated financial statements and accounting records (for periods succeeding the Acquisition), and reflect our Combined Statements of Operations, Balance Sheets and Statements of Cash Flows in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

On the date of the Acquisition, July 24, 2015, our assets and liabilities were recognized at their fair values. This revaluation has been reflected in our financial statements and, therefore, has resulted in a new basis of accounting for the successor period. This new basis of accounting means that our financial statements for the successor periods are not comparable to our previously reported financial statements, including the predecessor period financial statements in this report.

AT&T and DIRECTV provided certain corporate services to the Company and costs associated with these services have been allocated to the Company. These allocations include costs related to corporate services, such as executive management, information technology, legal, finance and accounting, investor relations, human resources, risk management, tax, treasury and other services, as well as share-based compensation expense attributable to our employees and an allocation of share-based compensation attributable to employees of AT&T and DIRECTV. The costs of such services have been allocated to us based on the most relevant allocation method to the service provided, primarily based on relative percentage of EBITDA or specific identification. Management believes such allocations are reasonable; however, they may not be indicative of the actual

Notes to Combined Financial Statements

Dollars in millions

expenses that would have been incurred had the Company been operating as an independent Company for the periods presented. The cost allocations for these functions are included in “General and administrative expenses” in the Combined Statements of Operations. Following the Offering, we expect AT&T will continue to provide many of these services on a transitional basis for a fee. The total amounts of these cost allocations were approximately $2 for the year ended December 31, 2017, $20 for the year ended December 31, 2016, $21 for the period from July 25 through December 31, 2015, and $14 for the period from January 1 through July 24, 2015. See Note 11.

AT&T and DIRECTV maintain a number of share-based compensation programs at a corporate level. Our employees participate in those programs, and as such, we were charged a portion of the expenses associated with these programs. However, our Combined Balance Sheet does not include any AT&T equity related to the share- based compensation programs. See Note 9.

AT&T maintains a number of insurance policies including general liability, employers’ liability and automobile claims. We have traditionally maintained policies through AT&T that provide limited coverage for these risks, and as such, we were allocated a portion of the expenses associated with these policies. Additionally, we purchase various insurance coverages to comply with various local insurance regulations and contractual requirements in the Region. AT&T self-insures risks associated with property damages. It is our policy to accrue for amounts related to these risks if it is probable that a liability has been incurred, the amount is reasonably estimable and we are directly liable for a loss.

Parent net investment represents Predecessor Parent’s and Successor Parent’s interests in the recorded net assets of the Company. The net investment balance represents the cumulative net investment by AT&T in the Company through the periods presented, including any prior net loss or comprehensive income (loss) attributed to the Company. Certain transactions between the Company and other related parties to the Predecessor Parent and Successor Parent, including allocated expenses, are also included in and reflected as a change in parent’s net investment in the Combined Balance Sheets.

All significant intercompany transactions that are not transactions between Predecessor Parent or Successor Parent and the Company have been eliminated for the periods presented.

The Combined Financial Statements may not be indicative of our future performance and do not necessarily reflect what our Combined Statements of Operations, Balance Sheets and Statements of Cash Flows would have been had the Company operated as an independent business during the periods presented. To the extent that an asset, liability, revenue or expense is directly associated with the Company, it is reflected in the accompanying Combined Financial Statements.

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes, including estimates of probable losses and expenses. Actual results could differ from those estimates.

Revenue Recognition. Revenue derived from subscription and pay-per-view services and subscriptions to seasonal live sporting events is recognized when programming is broadcast to subscribers. Payments received from subscribers in advance of the broadcast or service period are recorded as “Unearned revenues” in our Combined Balance Sheets until earned.

Postpaid subscribers are charged an upfront installation/activation fee upon delivery of the service, and we defer and recognize those revenues ratably over the expected duration of the subscriber relationship. As part of our service arrangement with our postpaid subscribers, we retain title to the set-top boxes and other ancillary

Notes to Combined Financial Statements

Dollars in millions

equipment, which are subject to return upon service cancellation. For our prepaid services, the set-top box and related equipment are sold to the subscriber, and revenue from the sale and activation is recognized upon subscriber acceptance.

We periodically offer discounts and/or promotional pricing to new or existing subscribers and record programming revenues at the discounted monthly rate charged to the subscriber. Subscriber fees for multiple set-top boxes and warranty services are recognized as revenue over the periods the services are provided.

Revenue is recorded net of applicable sales and value added taxes. Brazilian Social Integration Program (Programa de Integração Social), or PIS, and Contribution for Social Security Financing (Contribuição para Financiamento da Seguridade Social), or COFINS taxes are recorded on a gross basis in “Revenues”. These revenues were $109 for the year ended December 31, 2017, $119 for the year ended December 31, 2016, $48 for the period from July 25 through December 31, 2015 and $77 for the period from January 1 through July 24, 2015.

Allowance for Doubtful Accounts. We record expense to maintain an allowance for doubtful accounts for estimated losses that result from the failure or inability of our subscribers to make required payments deemed collectable from the subscriber when the service was provided or product was delivered. When determining the allowance, we consider the probability of recoverability of accounts receivable based on past experience, taking into account current collection trends as well as general economic factors, including bankruptcy rates. Credit risks are assessed based on historical write-offs, net of recoveries, as well as an analysis of the aged accounts receivable balances with allowances generally increasing as the receivable ages. Accounts receivable may be fully reserved for when specific collection issues are known to exist, such as catastrophes or pending bankruptcies.

Programming, Broadcast Operations and Other Expenses. We recognize the costs of television programming distribution rights when we distribute the related programming or when failure to meet guaranteed minimum contractual commitments becomes probable. The majority of our programming is licensed and packaged by third party providers and the Company acquires the rights to distribute that programming on our platform. The cost of television programming distribution rights is generally incurred on a per subscriber basis and we recognize the cost when we distribute the related programming.

We recognize the costs of television programming rights to distribute live sporting events using the straight-line method over the course of the season or tournament, which approximates the pattern of usage. We recognize a prepaid asset for television distribution rights when we pay for those rights in advance of the programming being available for its first showing.

A content asset and corresponding liability is recorded when (i) the cost of the programming is known or reasonably determinable, (ii) the programming material has been accepted in accordance with the terms of the agreement, (iii) the programming is available for its first showing and (iv) the license period has commenced. Our Combined Balance Sheet does not include any programming liabilities as our programming and sports rights are generally not available prior to their first showing. Programming rights not yet available for transmission are disclosed as contractual commitments. See Note 12.

Subscriber Acquisition, Upgrade and Retention Expenses. Subscriber acquisition expenses consist of costs we incur to acquire new subscribers. We include in subscriber acquisition expenses, the cost of set-top boxes for prepaid subscribers and other equipment, including commissions we pay to retailers and dealers, and advertising, marketing and subscriber care center expenses associated with the acquisition of new subscribers. We expense these costs as incurred, or when subscribers activate the DIRECTV or SKY Brasil service, as appropriate, except for the cost of set-top boxes for postpaid subscribers, which we capitalize in “Property and equipment-net” in the

Notes to Combined Financial Statements

Dollars in millions

Combined Balance Sheets and depreciate over their estimated useful lives. In most countries, where our postpaid customer agreements provide for the Company’s continued ownership of the entire DIRECTV or SKY Brasil system, we also capitalize the costs of the other customer premises equipment and related installation costs in “Property and equipment-net” in the Combined Balance Sheets. Although paid in advance, the retailer or dealer earns substantially all commissions paid for subscriber acquisitions over 12 months from the date of subscriber activation. Should the subscriber cancel our service during such 12 month service period, we are reimbursed for the unearned portion of the commission by the retailer or dealer and record a decrease to subscriber acquisition expenses. The amounts we pay each period for the purchase of customer premises equipment are included in “Cash paid for property and equipment.”

Upgrade and retention expenses consist primarily of costs we incur for upgrade efforts for existing subscribers. We include the costs of subscriber equipment upgrade programs for digital video recorder, or DVR, high- definition, or HD, and HD DVR receivers, our multiple set-top boxes offers and other similar initiatives. Retention costs also include the costs of installing and providing hardware for subscribers who are in the process of relocating. We expense these costs as incurred, except for the cost of set-top boxes, which we capitalize in “Property and equipment-net” in the Combined Balance Sheets. We include the amount of our set-top receivers capitalized each period for upgrade and retention activities in the Combined Statements of Cash Flows under the caption “Cash paid for property and equipment.”

Cash and Cash Equivalents. Cash and cash equivalents include all highly liquid investments with original maturities of three months or less. The carrying amounts approximate fair value. At December 31, 2017, we held $390 in cash and $53 in money market funds and other cash equivalents. Of our total cash and cash equivalents, $383 resided in foreign jurisdictions, some of which is subject to restrictions on repatriation.

Restricted Cash. Restricted cash of $6 at both December 31, 2017 and December 31, 2016 is included as part of “Prepaid expenses and other” in our Combined Balance Sheets. These amounts secure certain of our letter of credit obligations and restrictions on the cash will be removed as the letters of credit expire.

Property and Equipment, Satellites and Depreciation. Property and equipment and satellites are stated at cost, net of accumulated depreciation, except for assets acquired using acquisition accounting, which are initially recorded at fair value. See Note 3. The amounts we capitalize for satellites under construction and those that have been successfully launched include the costs of construction, launch, launch insurance, incentive obligations and capitalized interest. The cost of additions and substantial improvements to property and equipment is capitalized. The cost of maintenance and repairs of property and equipment is charged to operating expenses. Property and equipment costs are depreciated using straight-line methods over their estimated economic lives. We amortize leasehold improvements over the lesser of the life of the asset or term of the lease.

Property and equipment is reviewed for recoverability whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. We recognize an impairment loss when the carrying amount of a long-lived asset is not recoverable. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset.

Prior to the Acquisition in 2015 and for the year ended December 31, 2016, we recognized certain asset impairments in Venezuela. For the year ended December 31, 2017, we recognized certain asset impairments in Peru. See Note 4.

Software Costs. We capitalize certain costs incurred in connection with developing or obtaining internal-use software. Capitalized software costs are included in “Property and equipment–net” on our Combined Balance Sheets.

Notes to Combined Financial Statements

Dollars in millions

We amortize our capitalized software costs over a three-year to five-year period, reflecting the estimated period during which these assets will remain in service.

We had unamortized capitalized software costs of $102 at December 31, 2017 and $174 at December 31, 2016.

Goodwill and Intangible Assets. Goodwill represents the excess of consideration paid over the fair value of identifiable net assets acquired in business combinations. We acquired the rights to trade names in previous acquisitions. We have the effective ability to retain these exclusive rights permanently at a nominal cost. Goodwill and indefinite-lived trade names are not amortized but are tested at least annually for impairment. The testing is performed on the value as of October 1 each year, and compares the book value of the assets to their fair value. Goodwill is tested by comparing the book value of each reporting unit, deemed to be our principal operating segments (Brazil, South Region and North Region), to the reporting units’ fair value using both discounted cash flow as well as market multiple approaches. Trade names are tested by comparing the book value to a fair value calculated using a discounted cash flow approach on a presumed royalty rate derived from the revenues related to the brand name.

We have three major classes of other intangible assets: subscriber lists and relationships; other definite-lived intangible assets, primarily made up of spectrum licenses and satellite rights; and indefinite-lived trade names. See Note 5.

Intangible assets are amortized over their useful lives. Subscriber lists and relationships are amortized using primarily the sum-of-the-months-digits method of amortization over the period in which those relationships are expected to contribute to our future cash flows. The remaining finite-lived intangible assets are generally amortized using the straight-line method, over useful lives ranging from 2 to 20 years. Spectrum licenses, included in other, have extension terms that may require additional payments to the licensor as part of the terms of renewal. The Company capitalizes costs incurred to renew or extend the term of a license agreement and amortizes such costs on a straight-line basis over the remaining term or economic life of the agreement, whichever is shorter. See Note 5.

Assets Held for Sale. For purposes of the Combined Financial Statements, we classify the Puerto Rican operations that will be retained by AT&T as held for sale. The carrying values of the assets and liabilities of the operations held for sale are then recorded at book value in this common control transaction. See Note 3.

Foreign Currency. We are exposed to foreign currency exchange risk through our foreign affiliates and equity investments in foreign companies. Our foreign subsidiaries and foreign investments, except Ecuador and Venezuela, generally report their earnings in their local currencies. We translate their foreign assets and liabilities at exchange rates in effect at the balance sheet dates. We translate their revenues and expenses using average rates during the year. The resulting foreign currency translation adjustments are recorded as a separate component of accumulated other comprehensive loss (accumulated OCI) in the accompanying Combined Balance Sheets. Operations in countries with highly inflationary economies consider the U.S. dollar as the functional currency.

Investments. We account for investments in which we own at least 20% of the voting securities or have significant influence under the equity method of accounting. We record equity method investments at cost, except for assets acquired using acquisition accounting, which are initially recorded at fair value (see Note 3), and adjust for the appropriate share of the net earnings or losses of the investee. We record investee losses up to the amount of the investment plus advances and loans made to the investee, and financial guarantees made on behalf of the investee. See Note 6.

Income Taxes. For purposes of the Combined Financial Statements, our income tax expense and deferred tax balances have been computed as if we filed income tax returns on a stand-alone basis separate from AT&T and

Notes to Combined Financial Statements

Dollars in millions

DIRECTV. For purposes of U.S. taxation, the entity represented in the combined financial statements is a partnership which does not pay taxes, however, we reflect a U.S. tax provision on this partnership in the Combined Financial Statements consistent with current treatment in the AT&T structure as having a corporate owner. Additionally, such treatment is representative of the future status of the partnership through a corporate owner once the Company is established on a stand-alone basis. As a stand-alone entity, our deferred taxes and effective tax rate may differ from those in the historical periods.

The Company is included in AT&T’s consolidated federal income tax return. Federal income taxes are provided for in accordance with the provisions of the Tax Allocation Agreement (Agreement) between the Company and AT&T. In general, the Company’s income tax provision under the Agreement reflects the financial consequences of income, deductions and credits that can be utilized on a separate return basis or in consolidation with AT&T and that are assured of realization.

We provide deferred income taxes for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the computed tax basis of those assets and liabilities. We provide valuation allowances against the deferred tax assets (included, together with our deferred income tax assets, as part of our reportable net deferred income tax liabilities on our Combined Balance Sheets), for which the realization is uncertain. We review these items regularly in light of changes in federal and state tax laws and changes in our business.

We have included the estimated impact of the recently enacted U.S. tax reform in our financial statements at or for the period ended December 31, 2017. The Securities and Exchange Commission has issued guidance that provides a “measurement period” whereby registrants can provide a reasonable estimate of the tax reform impact in their financial statements but can adjust that amount during the measurement period (expected to be a year or less). Our future results could include additional adjustments, and those adjustments could be material. See Note 8.

Advertising Costs. Advertising costs are included in “Selling, general and administrative expenses” on our Combined Statements of Operations. We expense advertising costs for products and services or for promoting our brands and businesses as we incur them. Advertising costs were $161 for the year ended December 31, 2017, $140 for the year ended December 31, 2016, $66 for the period from July 25 through December 31, 2015 and $105 for the period from January 1 through July 24, 2015.

Market Concentrations and Credit Risk. We sell programming services and extend credit, in amounts generally not exceeding 100 dollars each, to a large number of individual residential subscribers throughout the Region. As applicable, we maintain allowances for anticipated losses.

Fair Value Measurement. We determine the fair value measurements of assets and liabilities based on the three level valuation hierarchy established for classification of fair value measurements. The valuation hierarchy is based on the transparency of inputs to the valuation of an asset or liability as of the measurement date. Inputs refer broadly to the assumptions that market participants would use in pricing an asset or liability and may be observable or unobservable. The three level hierarchy of inputs is as follows:

Level 1: Valuation is based on quoted market prices in active markets for identical assets or liabilities.

Level 2: Valuation is based upon quoted prices for similar assets and liabilities in active markets, or other inputs that are observable, for substantially the full term of the asset or liability.

Level 3: Valuation is based upon other unobservable inputs that are not corroborated by market data.

The carrying value of cash and cash equivalents, accounts receivable, investments and other assets, accounts payable and amounts included in accrued liabilities and other approximated their fair values at December 31, 2017 and 2016.

Notes to Combined Financial Statements

Dollars in millions

New Accounting Standards

Goodwill. In January 2017, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2017-04, “Simplifying the Test for Goodwill Impairment” (ASU 2017-04), which removes the second step of the goodwill impairment test that requires a hypothetical purchase price allocation. A goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. This guidance is effective for interim and annual reporting periods beginning after December 15, 2019 and will be applied prospectively. Early adoption is permitted for annual or any interim impairment tests with a measurement date on or after January 1, 2017. The adoption of this standard is not expected to have a material impact on our financial statements.

Income Taxes. As of January 1, 2017, we adopted ASU No. 2016-16, “Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory” (ASU 2016-16). Under ASU 2016-16, we recognize the income tax effects of intercompany sales or transfers of assets other than inventory (e.g., intellectual property or property and equipment) during the period of intercompany sale or transfer instead of the period of either sale or transfer to a third party or recognition of depreciation or impairment. The adoption of ASU 2016-16 did not have a material impact on the Company’s Combined Financial Statements.

Accumulated Other Comprehensive Income. In February 2018, the FASB issued ASU No 2018-02, “Income Statement- Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income” (ASU 2018-02) which is effective for years beginning after December 15, 2018. ASU 2018-02 allows entities the option to reclassify from accumulated other comprehensive income (accumulated OCI) to retained earnings the stranded tax effects resulting from the application of the Tax Cuts and Jobs Act. Our preliminary assessment is that the impacts of adoption of ASU 2018-02 are de minimis and we have recorded no provisional adjustment, but we continue to evaluate.

Cash Flows. In August 2016, the FASB issued ASU No. 2016-15, “Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments” (ASU 2016-15), which provides guidance related to cash flows presentation and is effective for annual reporting periods beginning after December 15, 2017, subject to early adoption. The majority of the guidance in ASU 2016-15 is consistent with our current cash flow classifications.

Beginning with our 2018 interim reporting, we will adopt ASU No. 2016-18, “Statement of Cash Flows (Topic 230): Restricted Cash” (ASU 2016-18), requiring a reconciliation of cash and cash equivalents (restricted and unrestricted) either on the face of the statements of cash flows or in a footnote. As of December 31, 2017, we had a restricted cash and cash equivalents balance of $6.

Revenue Recognition. Beginning with our 2018 interim and annual reporting, we will adopt ASU 2014-09, “Revenue from Contracts with Customers (Topic 606),” as modified (ASC 606), using the modified retrospective method. This standard replaces existing revenue recognition rules with a comprehensive revenue measurement and recognition standard and expanded disclosure requirements. Under the modified retrospective method, we will apply the rules to all open contracts existing as of January 1, 2018, recognizing in beginning retained earnings for 2018 an estimated increase between $15 and $30 for the cumulative effect of the change. For interim and annual reporting for 2018, we will provide additional disclosures comparing results to those under previous accounting standards.

The key change in the standard that will impact our revenue recognition relates to the deferral of incremental contract acquisition costs, which will now be recognized over the expected customer life. With respect to this change, we estimate our operating expenses to be slightly lower in the short-term, reflecting higher deferral of contract acquisition costs than amortization of previously deferred contract acquisition costs in the prior period.

Notes to Combined Financial Statements

Dollars in millions

Leases. In February 2016, the FASB issued ASU No. 2016-02, “Leases (Topic 842)” (ASU 2016-02), which replaces existing leasing rules with a comprehensive lease measurement and recognition standard and expanded disclosure requirements. ASU 2016-02 will require lessees to recognize most leases on their balance sheets as liabilities, with corresponding “right-of-use” assets and is effective for annual reporting periods beginning after December 15, 2018, subject to early adoption. For income statement recognition purposes, leases will be classified as either a finance or an operating lease without relying upon the bright-line tests under current U.S. GAAP.

Upon initial evaluation, we believe the adoption of ASU 2016-02 will impact the recognition of leases on our Combined Balance Sheets due to the recognition of a right-to-use asset and corresponding lease liability on our Combined Balance Sheets. The income statement recognition of lease expense appears similar to our current methodology. We are continuing to evaluate the magnitude and other potential impacts to our financial statements.

Deferred Income Tax Assets and Liabilities. In November 2015, the FASB issued ASU No. 2015-17, “Income Taxes (Topic 740)—Balance Sheet Classification of Deferred Taxes” (ASU 2015-17), which requires companies report their deferred tax liabilities and deferred tax assets, together as a single noncurrent item on their classified balance sheets. We elected to adopt ASU 2015-17 early in the preparation of our Combined Balance Sheets at December 31, 2017 and December 31, 2016.

NOTE 2. SEGMENT REPORTING

Our segments are strategic business units that offer digital entertainment services in different geographies in the Region using satellite technology, and are managed accordingly. Our customer base primarily consists of residential customers.

Brazil distributes our offerings in Brazil under the SKY brand through SKY Serviços de Banda Larga Ltda., or SKY Brasil, which is a 93% owned subsidiary. Our partner, Globo Comunicações e Participações S.A., or “Globo”, holds the remaining noncontrolling interest of 7%.

South Region distributes our offerings in Argentina, Chile, Uruguay and Peru under the DIRECTV brand.

North Region distributes our offerings in Colombia, Venezuela, Ecuador and the Caribbean under the DIRECTV brand.

In reconciling items to combined operating loss and loss before income taxes, we have included a line item for “Corporate”, which includes: (1) Puerto Rican operations that are held for sale, and (2) the impact of corporate- wide decisions for which the individual segments are not being evaluated, including interest income, interest expense and equity in earnings from equity method investments.

We analyze our segments based on income or loss before interest income, interest expense, equity in net income (loss) of affiliates, other income (expense)-net, income tax expense (benefit) and depreciation and amortization expense (which we refer to as “EBITDA”). We believe EBITDA to be a relevant and useful measurement as it is part of our internal management reporting and planning processes and it is an important metric that management uses to evaluate segment operating performance. EBITDA does not give effect to cash used for debt service requirements and thus does not reflect available funds for distributions, reinvestment or other discretionary uses.

Interest income, interest expense and other income (expense)-net, are managed only on a total company basis and are, accordingly, reflected only in combined results.

Notes to Combined Financial Statements

Dollars in millions

The following table sets forth selected information for the results of operations for each of our reportable segments:

For the year ended December 31, 2017 (Successor)
	External Revenues	Intersegment Revenues	Total Revenues	Operations and Support Expenses	EBITDA	Depreciation and Amortization Expense	Operating Income (Loss)
Brazil	$2,827	$—	$2,827	$2,148	$679	$760	$(81)
South Region	1,941	10	1,951	1,445	506	204	302
North Region	673	1	674	697	(23)	115	(138)

Segment Total	5,441	11	5,452	4,290	1,162	1,079	83

Corporate	127	263	390	347	43	78	(35)
Eliminations	—	(274)	(274)	(274)	—	—	—

DIRECTV Latin America	$5,568	$—	$5,568	$4,363	$1,205	$1,157	$48

For the year ended December 31, 2016 (Successor)
	External Revenues	Intersegment Revenues	Total Revenues	Operations and Support Expenses	EBITDA	Depreciation and Amortization Expense	Operating Income (Loss)
Brazil	$2,653	$8	$2,661	$2,068	$593	$724	$(131)
South Region	1,630	8	1,638	1,220	418	233	185
North Region	588	1	589	732	(143)	140	(283)

Segment Total	4,871	17	4,888	4,020	868	1,097	(229)

Corporate	152	240	392	342	50	85	(35)
Eliminations	—	(257)	(257)	(257)	—	—	—

DIRECTV Latin America	$5,023	$—	$5,023	$4,105	$918	$1,182	$(264)

For the period from July 25 through December 31, 2015 (Successor)
	External Revenues	Intersegment Revenues	Total Revenues	Operations and Support Expenses	EBITDA	Depreciation and Amortization Expense	Operating Income (Loss)
Brazil	$1,065	$—	$1,065	$825	$240	$317	$(77)
South Region	774	2	776	591	185	125	60
North Region	318	3	321	346	(25)	68	(93)

Segment Total	2,157	5	2,162	1,762	400	510	(110)

Corporate	71	84	155	167	(12)	33	(45)
Eliminations	—	(89)	(89)	(89)	—	—	—

DIRECTV Latin America	$2,228	$—	$2,228	$1,840	$388	$543	$(155)

Notes to Combined Financial Statements

Dollars in millions

For the period from January 1 through July 24, 2015 (Predecessor)
	External Revenues	Intersegment Revenues	Total Revenues	Operations and Support Expenses	EBITDA	Depreciation and Amortization Expense	Operating Income (Loss)
Brazil	$1,760	$—	$1,760	$1,358	$402	$323	$79
South Region	1,029	3	1,032	755	277	132	145
North Region	826	—	826	1,766	(940)	114	(1,054)

Segment Total	3,615	3	3,618	3,879	(261)	569	(830)

Corporate	94	122	216	208	8	44	(36)
Eliminations	—	(125)	(125)	(125)	—	—	—

DIRECTV Latin America	$3,709	$—	$3,709	$3,962	$(253)	$613	$(866)

The following table is a reconciliation of EBITDA to reported “Income (Loss) Before Income Taxes” in our Combined Statements of Operations:

	Year Ended December 31, 2017	Year Ended December 31, 2016	Period from July 25 through December 31, 2015	Period from January 1 through July 24, 2015
	(Successor)	(Successor)	(Successor)	(Predecessor)
Total Segment EBITDA	$1,162	$868	$400	$(261)
Corporate and eliminations	43	50	(12)	8

EBITDA	1,205	918	388	(253)

Depreciation and amortization expense	1,157	1,182	543	613

Operating Income (Loss)	48	(264)	(155)	(866)
Interest income	49	14	12	46
Interest expense	(126)	(94)	(42)	(35)
Equity in net income (loss) of affiliates	20	23	12	(49)
Other income (expense)-net	6	5	(38)	(40)

Loss Before Income Taxes	$(3)	$(316)	$(211)	$(944)

The following table sets forth revenues earned in different geographic areas:

	Year Ended December 31, 2017	Year Ended December 31, 2016	Period from July 25 through December 31, 2015	Period from January 1 through July 24, 2015
	(Successor)	(Successor)	(Successor)	(Predecessor)
Brazil	$2,827	$2,653	$1,065	$1,760
Argentina	1,434	1,205	608	803
Other Latin America and Caribbean	1,180	1,013	484	1,052
United States	127	152	71	94

Total	$5,568	$5,023	$2,228	$3,709

Notes to Combined Financial Statements

Dollars in millions

The following table sets forth property and equipment located in different geographic areas:

	December 31,
	2017	2016
Brazil	$1,062	$1,198
Argentina	211	221
Other Latin America and Caribbean	310	397
United States	119	120

Total	$1,702	$1,936

The following table sets forth capital expenditures for each of our reportable segments:

	Year Ended December 31, 2017	Year Ended December 31, 2016	Period from July 25 through December 31, 2015	Period from January 1 through July 24, 2015
	(Successor)	(Successor)	(Successor)	(Predecessor)
Brazil	$460	$418	$219	$444
South Region	184	238	79	135
North Region	48	78	66	129

Segment Total	692	734	364	708

Corporate and Other Eliminations	33	28	5	68

Total	$725	$762	$369	$776

The following table sets forth segment assets for each of our reportable segments:

	December 31,
	2017	2016
Brazil	$6,394	$6,503
South Region	1,813	1,877
North Region	934	974

Segment Total	9,141	9,354

Corporate and Other Eliminations	975	962
Assets classified as held for sale	173	150

Total	$10,289	$10,466

NOTE 3. ACQUISITIONS AND DIVESTITURES

Acquisitions

In July 2015, AT&T completed the Acquisition. Subsequent to the closing of the Acquisition, DIRECTV became a wholly-owned subsidiary of AT&T. For accounting purposes, the transaction was valued at $47,409. Since the Acquisition, DIRECTV results of operations have been included in the consolidated results of operations of AT&T. AT&T has accounted for the Acquisition of DIRECTV under the acquisition method of accounting, which resulted in the assignment of the purchase price to the assets acquired and liabilities assumed based on their acquisition date fair values. The table below pushes down the purchase price that is applicable to the Company.

Notes to Combined Financial Statements

Dollars in millions

The fair values of the assets acquired and liabilities assumed were determined using income, cost and market approaches. The fair value measurements were primarily based on significant inputs that are not observable in the market and are considered Level 3 under the Fair Value Measurement and Disclosure framework. The income approach was primarily used to value the intangible assets, consisting primarily of satellite rights, subscriber related assets, trade names and spectrum licenses. The income approach estimates fair value for an asset based on the present value of cash flows projected to be generated by the asset. Projected cash flows are discounted at a required rate of return that reflects the relative risk of achieving the cash flows and the time value of money. The cost approach, which estimates value by determining the current cost of replacing an asset with another of equivalent economic utility, was used primarily for property and equipment. The cost to replace a given asset reflects the estimated reproduction or replacement cost for the property, less an allowance for loss in value due to depreciation or amortization.

Goodwill is calculated as the difference between the acquisition date fair value of the consideration transferred and the fair value of the net assets acquired, and represents the future economic benefits that we expect to achieve as a result of acquisition. This goodwill represents the future economic benefits that we expect to achieve as a result of acquisition and is not expected to be deductible for tax purposes. The goodwill was allocated to our Brazil, South Region and North Region segments.

The following table summarizes the fair values of our assets acquired and liabilities assumed and related deferred income taxes as of the acquisition date.

Assets acquired
Cash	$313
Accounts receivable	331
All other current assets	405
Property and equipment (including satellites)	3,161
Intangible assets, net not subject to amortization
Trade names	1,320
Intangible assets subject to amortization
Subscriber lists and relationships	1,925
Spectrum licenses, satellite rights and other	193
Investments and other assets	209
Goodwill	3,679

Total assets acquired	11,536

Liabilities assumed
Current liabilities, excluding current portion of long-term debt	2,714
Long-term debt	188
Other noncurrent liabilities	1,289

Total liabilities assumed	4,191

Net assets acquired	7,345

Noncontrolling interest	354

Pushdown of purchase price from AT&T	$7,699

Notes to Combined Financial Statements

Dollars in millions

Divestitures

Assets held for sale. After the Separation, operations in Puerto Rico currently included in Corporate in Note 2, will be retained by AT&T, and thus the Puerto Rican operations are classified as held for sale at December 31, 2017 and 2016. Additionally in 2017, we entered into an agreement to sell certain assets and operations in Peru. The closing is expected to occur in 2018 and $4 of intangible assets have been classified as held for sale at December 31, 2017.

The major classes of assets and liabilities classified as held for sale are as follows:

	December 31,
	2017	2016
Cash and cash equivalents	$2	$2
Accounts receivable-net	13	6
Prepaid expenses and other	5	3

Total current assets classified as held for sale	20	11

Property and equipment-net	18	16
Goodwill	37	37
Intangible assets-net	4	—
Other long term assets	94	86

Total non-current assets classified as held for sale	153	139

Total assets classified as held for sale	$173	$150

Accounts payable and accrued liabilities	23	16
Related party payables to parent	44	7
Other current liabilities	4	5

Total current liabilities associated with held for sale assets	71	28

Other noncurrent liabilities	1	1

Total non-current liabilities associated with held for sale assets	1	1

Total liabilities associated with held for sale assets	$72	$29

Notes to Combined Financial Statements

Dollars in millions

NOTE 4. SATELLITES-NET AND PROPERTY AND EQUIPMENT-NET

“Satellites-net” and “Property and equipment-net” are summarized as follows at December 31:

	Lives (Years)	2017	2016
Satellites	15	$1,072	$768
Satellites under construction		—	254

		1,072	1,022

Accumulated depreciation and amortization		(130)	(60)

Satellites-net		$942	$962

Land	Indefinite	23	23
Buildings and leasehold improvements	25	80	28
Machinery and equipment	5-10	173	238
Software	5	403	362
Subscriber premise equipment	5	2,396	2,164
Under construction		91	166

		3,166	2,981

Accumulated depreciation and amortization		(1,464)	(1,045)

Property and equipment-net		$1,702	$1,936

Our depreciation expense, which includes amortization of property and equipment and satellites held under capital leases, was $850 for the year ended December 31, 2017, $844 for the year ended December 31, 2016, $382 for the period from July 25 through December 31, 2015 and $594 for the period from January 1 through July 24, 2015. Depreciation expense included amortization of software totaling $63 for the year ended December 31, 2017, $60 for the year ended December 31, 2016, $25 for the period from July 25 through December 31, 2015 and $23 for the period from January 1 through July 24, 2015. We capitalized interest costs of $1 for the year ended December 31, 2017, $14 for the year ended December 31, 2016, $12 for the period from July 25 through December 31, 2015 and $15 for the period from January 1 through July 24, 2015 as part of the cost of our satellites under construction.

Certain facilities and equipment used in operations are leased under operating or capital leases. Rental expenses under operating leases were $58 for the year ended December 31, 2017, $86 for the year ended December 31, 2016, $18 for the period from July 25 through December 31, 2015 and $84 for the period from January 1 through July 24, 2015. At December 31, 2017, the future minimum rental payments under noncancelable operating leases, having lease terms in excess of one year, for the years 2018 through 2022 were $54, $47, $36, $34, and $32 respectively, and $69 due thereafter. Certain real estate operating leases contain escalation clauses and renewal or purchase options, which we have not considered in the amounts disclosed. See Note 10 for a discussion of our capital leases.

Due to the continued economic uncertainty and lack of liquidity in all three of the official currency exchange mechanisms in Venezuela, we changed the exchange rate used to remeasure our Venezuelan subsidiary’s monetary assets and liabilities into U.S. dollars from SICAD-I to SIMADI in the second quarter of 2015. The significant change in exchange rates required us to evaluate the recoverability of our fixed assets and inventory, and we have determined a resulting impairment charge of $423, for the period from January 1 through July 24, 2015, was necessary for the impairment of our Venezuelan fixed assets. In 2016, due to continued devaluation of the Venezuelan currency, we evaluated the recoverability of our fixed assets and determined that an impairment charge of $72 was necessary. These assets were recorded within our North Region segment. These charges are included in “Impairment of fixed and intangible assets” in our Combined Statements of Operations.

Notes to Combined Financial Statements

Dollars in millions

In 2017, a subsidiary entered into an agreement to sell certain assets and operations in Peru. The closing is expected to occur in 2018. We anticipate proceeds of approximately $4 and have recorded an impairment charge of $9 in 2017. These assets were recorded within our South Region segment. These charges are included in “Impairment of fixed and intangible assets” in our Combined Statements of Operations.

NOTE 5. GOODWILL AND INTANGIBLE ASSETS-NET

The following table sets forth the changes in the carrying amounts of goodwill by segment, which is the same as by reporting unit for Brazil, South Region and North Region:

	Brazil	South Region	North Region	Total
Balance as of January 1, 2016	$2,202	$689	$286	$3,177
Foreign currency translation adjustment	396	(69)	11	338

Balance as of December 31, 2016	2,598	620	297	3,515
Foreign currency translation adjustment	(39)	(33)	1	(71)

Balance as of December 31, 2017	$2,559	$587	$298	$3,444

Our intangible assets are summarized as follows:

	December 31, 2017				December 31, 2016
Intangible Assets	Gross Carrying Amount	Currency Translation Adjustment	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Currency Translation Adjustment	Accumulated Amortization	Net Carrying Amount
Subscriber lists and relationships	$1,904	$(142)	$(741)	$1,021	$1,925	$(125)	$(476)	$1,324
Spectrum licenses, satellite rights and other	190	(4)	(49)	137	193	(4)	(28)	161

Total intangible assets	$2,094	$(146)	$(790)	$1,158	$2,118	$(129)	$(504)	$1,485

Indefinite-lived intangible assets not subject to amortization:
Trade names	$1,320	$(161)		$1,159	$1,320	$(132)		$1,188

Total	$1,320	$(161)		$1,159	$1,320	$(132)		$1,188

Intangible assets-net				$2,317				$2,673

We review indefinite-lived intangible assets for impairment annually. See Note 1. Due to the continued economic uncertainty and lack of liquidity in all three of the official currency exchange mechanisms in Venezuela, we changed the exchange rate used to remeasure our Venezuelan subsidiary’s monetary assets and liabilities into U.S. dollars from SICAD-I to SIMADI in the second quarter of 2015. The significant change in exchange rates required us to also evaluate the recoverability of our intangible assets, and we have determined a resulting impairment charge of $110, for the period from January 1 through July 24, 2015, was necessary for the impairment of our Venezuelan intangible assets. These assets were recorded within our North Region segment. These charges are included in “Impairment of fixed and intangible assets” in our Combined Statements of Operations.

Amortized intangible assets are definite-lived assets, and, as such, we record amortization expense based on a method that most appropriately reflects our expected cash flows from these assets, over a weighted-average life of 10.5 years (10.4 years for subscriber lists and relationships and 10.8 years for spectrum licenses, satellite rights and other). Amortization expense for definite life intangible assets was $307 for the year ended

Notes to Combined Financial Statements

Dollars in millions

December 31, 2017, $338 for the year ended December 31, 2016, $161 for the period from July 25 through December 31, 2015 and $19 for the period from January 1 through July 24, 2015. Amortization expense is estimated to be $253 in 2018, $214 in 2019, $185 in 2020, $157 in 2021, $128 in 2022 and $221 thereafter.

NOTE 6. EQUITY METHOD INVESTMENTS

Investments in partnerships, joint ventures and less than majority-owned subsidiaries in which we have significant influence are accounted for under the equity method.

Our investments in equity affiliates at December 31, 2017 primarily include our interests in Torneos y Competencias S.A. and WIN Sports S.A.S.

As of December 31, 2017, we held a 61.5% economic interest (50% voting interest) in Torneos y Competencias S.A. (Torneos), which is an Argentine sports rights, licensing, marketing and production company. Pursuant to agreements among shareholders, all decisions require the consent of both shareholders, and as such, we do not hold a controlling voting interest in Torneos and therefore, we do not consolidate it.

We also hold a 50% interest in WIN Sports S.A.S., which is a Colombian sports channel. All decisions require the consent of both shareholders and as such, we do not hold a controlling voting interest in WIN Sports S.A.S. and therefore, we do not consolidate it.

The carrying value of our investments, all of which we account for under the equity method of accounting, is summarized as follows at December 31:

	2017	2016
Torneos y Competencias S.A.	$37	$21
WIN Sports S.A.S	15	13
Other equity method investments	2	2

Total investments accounted for under the equity method of accounting	$54	$36

Equity in earnings and losses of our investments accounted for under the equity method of accounting is summarized as follows:

	Year Ended December 31, 2017	Year Ended December 31, 2016	Period from July 25 through December 31, 2015	Period from January 1 through July 24, 2015
	(Successor)	(Successor)	(Successor)	(Predecessor)
Torneos y Competencias S.A.	$19	$11	$14	$(43)
WIN Sports S.A.S	1	12	$(2)	$(6)

Total net equity earnings (losses) for investments accounted for under the equity method of accounting	$20	$23	$12	$(49)

The carrying value of our equity investment in Torneos was $37 and $14 lower than our underlying equity in net assets of the investee based on stated ownership percentages at December 31, 2017 and December 31, 2016, respectively. These differences were primarily attributable to adjustments under U.S. GAAP as well as currency translation effects.

Notes to Combined Financial Statements

Dollars in millions

NOTE 7. DEBT

Total debt, including both the current and long-term portions, is summarized as follows at December 31:

	2017	2016
Current Debt
Current portion of borrowings under BNDES financing facility	$—	$38
Related party note payable to parent	526	506
Long-Term Debt
Borrowings under BNDES financing facility	—	4
Borrowings under Desenvolve SP financing facility	54	46

Total Debt	$580	$594

BNDES Financing Facility

Between March 2013 and May 2015, SKY Brasil entered into Brazilian Real-denominated financing facilities with Banco Nacional de Desenvolvimento Econômico e Social, or BNDES, a government-owned development bank in Brazil, under which SKY Brasil borrowed funds for the purchase of set-top boxes. At December 31, 2017, SKY Brasil had no outstanding borrowings under the BNDES facility. At December 31, 2016, SKY Brasil had borrowings of R$137 ($42) outstanding under the BNDES facility bearing interest at a weighted-average rate of 7.12% per annum. Borrowings under the facility are required to be repaid in 30 monthly installments. The U.S. dollar amounts reflect the conversion of the Brazilian Real-denominated amounts into U.S. dollars based on the exchange rates of R$3.31/$1 and R$3.26 / $1 at December 31, 2017, and December 31, 2016, respectively.

The fair value of the outstanding borrowings under the BNDES facility was approximately $40 at December 31, 2016. The fair value was estimated by discounting the future cash flows using rates currently available for debt of similar terms and maturity, which are Level 2 inputs under the Fair Value Measurement and Disclosure framework.

Desenvolve SP Financing Facility

In the second quarter of 2014, SKY Brasil entered into a Brazilian Real-denominated financing facility with Desenvolve SP, an agency created by the São Paulo State Government for economic development, under which SKY Brasil was permitted to borrow funds for the construction of a satellite and broadcast facility with a total commitment amount of R$601 ($181) to be released in annual installments over a period of 10 years. Each borrowing under the facility, including accrued interest, will be repaid in a single installment five years from the date of such borrowing. Installments are secured by a guarantee letter bearing interest of 0.9% per annum; this interest rate is subject to change if the coverage ratio on a certain financial metric exceeds specified levels. At December 31, 2017, SKY Brasil had borrowings of R$179 ($54) under the facility bearing interest of 2.5% per annum. The U.S. dollar amounts reflect the conversion of the Brazilian Real-denominated amounts into U.S. dollars based on the exchange rate of R$3.31 / $1 at December 31, 2017. At December 31, 2016, SKY Brasil had borrowings of R$150 ($46) under the facility bearing interest of 2.5% per annum. The U.S. dollar amounts reflect the conversion of the Brazilian Real-denominated amounts into U.S. dollars based on the exchange rate of R$3.26 / $1 at December 31, 2016.

Borrowings of principal amounts under the Desenvolve SP facility at December 31, 2017 mature as follows: R$50 ($15) in 2019, R$50 ($15) in 2020, R$53 ($16) in 2021 and R$26 ($8) in 2022. As of December 31, 2017 and 2016, the Desenvolve SP facility has accrued interest of $3 and $2, respectively, which is included in “Accounts payable and accrued liabilities.”

Notes to Combined Financial Statements

Dollars in millions

The fair value of the outstanding borrowings under the Desenvolve SP facility was approximately $39 at December 31, 2017 and $28 at December 31, 2016. The fair value was estimated by discounting the future cash flows using rates currently available for debt of similar terms and maturity, which are Level 2 inputs under the Fair Value Measurement and Disclosure framework.

Related Party Note Payable to Parent

In 2010, we entered into a promissory note with DIRECTV in the amount of $410. We used the proceeds from the related party note payable to parent for our investing and financing cash needs. The principal amount together with accrued interest is subject to repayment upon demand, and accordingly is classified in current liabilities on the Combined Balance Sheets. The related party note payable to parent accrues interest at an annual rate equal to LIBOR plus a margin of 3%. The variable interest rate on the related party note payable to parent was 5.11% and 4.69% at December 31, 2017 and 2016, respectively, and the related expense is recorded in interest expense on the Combined Statements of Operations. The balance of the related party note payable to parent (including accrued interest) was $526 and $506 at December 31, 2017 and 2016, respectively. The carrying amount of the related party note payable to parent approximates fair value since it is due on demand. The Company expects to repay the related party note payable to parent in cash with the proceeds from debt expected to be incurred in connection with the Offering. Our expectation is that AT&T does not intend to demand payment on the related party note to parent prior to the completion of the Offering and the Company’s having sufficient funds with which to repay the amounts due to AT&T.

NOTE 8. INCOME TAXES

The Tax Cuts and Jobs Act (the Act) was enacted on December 22, 2017. The Act reduces the U.S. federal corporate income tax rate from 35% to 21% and requires companies to pay a one-time transition tax on earnings of certain foreign subsidiaries that were previously tax deferred. ASC 740, “Income Taxes,” requires that effects of changes in tax rates be recognized in the period enacted. Recognizing the late enactment of the Act and complexity of accurately accounting for its impact, the Securities and Exchange Commission in Staff Accounting Bulletin (SAB) 118 provided guidance that allows registrants to provide a reasonable estimate of the Act in their financial statements and adjust the reported impact in a measurement period not to exceed one year.

As of December 31, 2017, we have not completed our accounting for the tax effects of the Act; however, a reasonable estimate was made to remeasure most of our deferred tax assets and liabilities based on the rates at which they are expected to reverse in the future as a result of the reduction in the federal tax rate, and we recorded a provisional amount for our one-time transition tax liability. In some cases, we have not been able to complete the analysis to allow us to make a reasonable estimate and continue to account for those items based on our existing accounting under ASC 740 and the provisions of the tax laws that were in effect prior to enactment of the Act. We continue to make and refine our calculations as additional analysis is completed. The provisional tax expense recorded of $22 related to the remeasurement of our deferred tax balances and other impacts of the Act and resulted in an increase to our current and deferred tax liabilities with a corresponding increase to total income tax expense.

We are still analyzing the Act and refining our calculation, which could materially impact the measurement of our tax balances. The 2017 impact of the enactment of the Act is reflected in the tables below.

Notes to Combined Financial Statements

Dollars in millions

Significant components of our deferred tax assets (liabilities) are as follows:

	December 31,
	2017	2016
	(Successor)	(Successor)
Depreciation, amortization and asset impairment charges	$(654)	$(742)
Accruals and advances	53	38
Tax basis differences in investments and affiliates	(421)	(705)
Unrealized foreign exchange gains or losses	(13)	(2)
Net operating loss and tax credit carryforwards	844	600
Unremitted earnings of foreign subsidiaries	—	(36)
Other	(12)	28

Subtotal	(203)	(819)
Deferred tax assets valuation allowance	(639)	(594)

Net deferred tax assets / (liabilities)	$(842)	$(1,413)

At December 31, 2017, we had $1,624 of foreign net operating losses that are primarily attributable to operations in Brazil and Venezuela, with varying expiration dates in addition to foreign tax credit carryforwards of $305 expiring in 2027.

We recognize a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion, or all, of a deferred tax asset will not be realized. Our valuation allowances at December 31, 2017, 2016, and 2015 related primarily to foreign net operating loss carryforwards. Additionally, at December 31, 2017, due to tax reform in the US, our foreign tax credit carryforwards are fully offset by a valuation allowance.

The following table sets forth a roll forward of the valuation allowance:

	Balance at beginning of period	Charged to expenses (a)	Acquisition (b)	Charged to other accounts	Balance at end of period
Period from January 1 through July 24, 2015 (Predecessor)	$423	(27)	—	(45)	$351

Period from July 25 through December 31, 2015 (Successor)	$351	53	57	(42)	$419

Year Ended December 31, 2016 (Successor)	$419	130	—	45	$594
Year Ended December 31, 2017 (Successor)	$594	65	—	(20)	$639

(a)	Valuation allowance impacts to costs and expenses reflect gross activity, while the effective tax rate is presented net of foreign branch activity offsets. Devaluations related to Venezuela are also reflected, while the tax disclosure presents this item as an impact of currency exchange rate. Additionally, a valuation allowance on foreign tax credit carryforwards is also reflected, while the tax disclosure presents this item as an impact of tax reform.

(b)	Impact to valuation allowance balance due to the Acquisition.

Notes to Combined Financial Statements

Dollars in millions

There are a number of key provisions under the Act that impact us and we continue to monitor and analyze the ramification of the new law. We are required to calculate a one-time transition tax based on our total post-1986 foreign earnings and profits (E&P) that we previously deferred from U.S. income taxes. We recorded a provisional amount for our one-time transition tax of approximately $48, which will be remitted over an eight year period. We have not yet completed our calculation of the total post-1986 E&P for these foreign subsidiaries. Further, the transition tax is based in part on the amount of those earnings held in cash and other specified assets. This amount may change when we finalize calculation of post-1986 foreign E&P previously deferred from U.S. federal taxation and finalize our analysis of other key provisions of the Act. No income taxes have been provided for any outside basis differences inherent in the stock of GLA Brasil Ltda., as we expect these amounts will remain indefinitely reinvested in foreign operations.

We recognize the financial statement effects of a tax return position when it is more likely than not, based on the technical merits, that the position will ultimately be sustained. For tax positions that meet this recognition threshold, we apply our judgment, taking into account applicable tax laws, our experience in managing tax audits and relevant GAAP, to determine the amount of tax benefits to recognize in our financial statements. For each position, the difference between the benefit realized on our tax return and the benefit reflected in our financial statements is recorded on our Combined Balance Sheets as an unrecognized tax benefit (“UTB”). We update our UTBs at each financial statement date to reflect the impacts of audit settlements and other resolutions of audit issues, the expiration of statutes of limitation, developments in tax law and ongoing discussions with taxing authorities. A reconciliation of the change in our UTB balance for each of the periods presented is as follows:

	Year Ended December 31,	Year Ended December 31,	Period from July 25 through December 31,	Period from January 1 through July 24,
Federal, State and Foreign Tax	2017	2016	2015	2015
	(Successor)	(Successor)	(Successor)	(Predecessor)
Balance at beginning of period	$35	$18	$52	$55
Increase for tax positions related to the current year	173	—	—	—
Increases (decreases) for tax positions related to prior years	(5)	17	(34)	(3)

Balance at end of period	$203	$35	$18	$52

Uncertain tax positions that, if recognized, would impact the effective income tax rate as of the end of the period amount to $181, $7 and $46 of our UTBs at December 31, 2017, December 31, 2016, and July 24, 2015 respectively. There were no UTBs that would affect our effective income tax rate if recognized as of December 31, 2015. Accrued interest and penalties included in UTBs were $12 at December 31, 2017, $11 at December, 31, 2016, $8 at December 31, 2015, and $25 at July 24, 2015. We record interest and penalties related to federal, state and foreign UTBs in income tax expense. The net interest and penalty expense (benefit) included in income tax expense was $1 for the year ended December 31, 2017, $2 for the year ended December 31, 2016, ($2) for the period from July 25 through December 31, 2015, and ($2) for the period from January 1 through July 24, 2015.

Income tax returns in foreign tax jurisdictions in which we have operations are currently subject to audit for the 2014 tax year in Ecuador and Brazil. Other foreign jurisdictions are generally subject to examination for a period of three years after filing of the respective return including any amendments.

“Accounts payable and accrued liabilities” in the Consolidated Balance Sheets includes $308 of income taxes payable. “Other noncurrent liabilities” in the Consolidated Balance Sheets includes $260 of income taxes payable primarily pertaining to uncertain tax positions not expected to be settled in cash within the next year.

Notes to Combined Financial Statements

Dollars in millions

The components of income tax (benefit) expense are as follows:

	Year Ended December 31,	Year Ended December 31,	Period from July 25 through December 31,	Period from January 1 through July 24,
	2017	2016	2015	2015
	(Successor)	(Successor)	(Successor)	(Predecessor)
Federal:
Current	$(174)	$(525)	$(99)	$(42)
Deferred	(259)	431	(12)	(43)

	(433)	(94)	(111)	(85)

State and local:
Current	(10)	(26)	—	(1)
Deferred	(6)	(22)	(3)	(6)

	(16)	(48)	(3)	(7)

Foreign:
Current	493	231	120	154
Deferred	(269)	(49)	(26)	13

	224	182	94	167

Total	$(225)	$40	$(20)	$75

In the year ended December 31, 2017 the Company recognized a current tax benefit of $414, reflected as a financing activity in the Combined Statements of Cash Flows, due to recognition of tax attributes generated by the Company which were utilized by the AT&T parent in its consolidated tax provision. The attributes were primarily generated from deductions for the Company’s investment in its Venezuelan subsidiary. Current tax impacts from these deductions are reflected as an operating cash flow activity. Since the corresponding attributes were utilized by AT&T in its consolidated return, the use of the attribute is reflected as financing activity in the Combined Statements of Cash Flows.

In the year ended December 31, 2016, the Company recognized a current tax benefit of $551 due to recognition of tax attributes generated by the Company which were utilized by the AT&T parent in its consolidated tax return. The attributes were primarily generated through a restructuring of the Company’s investment in GLA Brasil Ltda. For tax purposes, this entity was treated as a foreign partnership prior to June 2016. In June 2016, an election was made to convert this entity to a controlled foreign corporation for U.S. tax purposes, resulting in the recognition of a foreign exchange loss related to the Company’s investment in GLA Brasil Ltda. The recognition of this loss created cash tax benefit in the AT&T consolidated return. Deferred tax impacts from this restructuring are reflected as an operating cash flow activity, while the corresponding use of the attribute is reflected as a financing activity in the Combined Statements of Cash Flows, consistent with other items utilized by the AT&T parent.

“Income (Loss) Before Income Taxes” in the Combined Statements of Operations included the following components for the periods presented:

	Year Ended December 31,	Year Ended December 31,	Period from July 25 through December 31,	Period from January 1 through July 24,
	2017	2016	2015	2015
	(Successor)	(Successor)	(Successor)	(Predecessor)
U.S. loss before income taxes	$(295)	$(298)	$(222)	$(78)
Foreign income (loss) before income taxes	292	(18)	11	(866)

Total	$(3)	$(316)	$(211)	$(944)

Notes to Combined Financial Statements

Dollars in millions

A reconciliation of the recorded income tax expense (benefit) and the amount computed by applying the statutory federal income tax rate (35%) to income from continuing operations before income taxes is included below for the periods presented:

	Year Ended December 31,	Year Ended December 31,	Period from July 25 through December 31,	Period from January 1 through July 24,
	2017	2016	2015	2015
	(Successor)	(Successor)	(Successor)	(Predecessor)
Taxes computed at federal statutory rate	$(1)	$(110)	$(74)	$(330)
Increases (decreases) in income taxes resulting from:
Impact of state taxes	(10)	(8)	(3)	(5)
Impact of foreign jurisdictions	29	3	3	13
Impact of currency exchange rate	74	(14)	22	376
Impact of foreign restructuring	(279)	25	—	—
Changes in valuation allowance	(236)	138	39	9
Uncertain tax positions	177	—	—	—
Enactment of the Tax Cuts and Jobs Act	22	—	—	—
Other	(1)	6	(7)	12

Total	$(225)	$40	$(20)	$75

Effective Tax Rate	7,500.0%	(12.7%)	9.5%	(7.9%)

In connection with an internal restructuring transaction in December 2017, we will be required to pay approximately $235 of withholding tax in Chile prior to May 2018, which is included in “Accounts payable and accrued liabilities” as of December 31, 2017. AT&T will fund that money to us.

NOTE 9. SHARE-BASED COMPENSATION

Certain of the Company’s employees participate in share-based compensation plans sponsored by DIRECTV during the Predecessor periods and AT&T during the Successor periods. Given that our employees directly benefit from participation in these plans, the expense incurred by the Predecessor Parent and the Successor Parent for share-based compensation granted specifically to our employees has been reflected in our Combined Statements of Operations. These amounts were based on the awards and terms previously granted to our employees, but may not reflect the equity awards or results that we would have experienced or expect to experience as a stand-alone public company. Additionally, expenses related to the corporate employees of the Predecessor Parent and Successor Parent were allocated based on the Company’s percentage of the Predecessor Parent’s or Successor Parent’s, for the applicable period, operating income less depreciation and amortization expense. The unit data presented in the tables below only reflect the costs that were directly attributable to our employees and none of the allocated expenses of the Predecessor’s or Successor’s corporate employees.

DIRECTV

Restricted Stock Units

Certain of our employees had been granted restricted stock units under the DIRECTV plan. Annual awards were mostly performance based, generally vested over three years and provided for final payments in shares of DIRECTV common stock. Final payment could be increased or decreased from the target award amounts based on DIRECTV’s performance over a three-year performance period in comparison with pre-established targets. The fair value of restricted stock units was based on the closing stock price of our DIRECTV common stock on the date of grant.

Notes to Combined Financial Statements

Dollars in millions

Stock Options

Certain of our employees had been granted stock options to acquire our DIRECTV common stock under the DIRECTV Plan. The exercise price of options granted was equal to the per share closing price of DIRECTV common stock on the dates the options were granted. These nonqualified options generally vested over one to three years, expired ten years from date of grant and were subject to earlier termination under certain conditions.

AT&T

In conjunction with the Acquisition, restricted stock units issued under DIRECTV plans were converted to AT&T shares where the remaining shares will vest over a period of one to two years in accordance with the terms of those plans. Subsequent to the Acquisition, no additional grants were made under the DIRECTV plans.

AT&T grants performance stock units, which are nonvested stock units, based upon their stock price at the date of grant and award them in the form of AT&T common stock and cash at the end of a three-year period, subject to the achievement of certain performance goals. The cash settled portion of these awards is not reflected in our Combined Balance Sheets as it will be funded by AT&T. AT&T also grants forfeitable restricted stock and stock units, which are valued at the market price of their common stock at the date of grant and predominantly vest over a four- or five-year period.

We account for our share-based payment arrangements based on the fair value of the awards on their respective grant date.

Our Combined Statements of Operations include the compensation cost recognized for those plans as operating expenses, as well as the associated tax benefits, which are reflected in the table below:

	Year Ended December 31, 2017	Year Ended December 31, 2016	Period from July 25 through December 31, 2015	Period from January 1 through July 24, 2015
	(Successor)	(Successor)	(Successor)	(Predecessor)
AT&T share-based compensation expense	$9	$11	$7	$—
DIRECTV share-based compensation expense	—	—	—	11
Tax benefits associated with share-based compensation expense	3	4	3	4

A summary of the status of our nonvested stock units at December 31, 2017, and changes during the year then ended is presented as follows:

Nonvested Stock Units	Shares	Weighted-Average Grant-Date Fair Value
Nonvested at January 1, 2017	850,486	$30.12
Granted	138,135	41.49
Vested	(318,192)	39.91
Forfeited	(9,049)	36.37

Nonvested at December 31, 2017	661,380	$27.70

At December 31, 2017, there was $8 of total unrecognized compensation cost related to nonvested share-based payment arrangements granted. That cost is expected to be recognized over a weighted-average period of 1.80 years. The total fair value of shares granted during the year was $6 for the year ended December 31, 2017, $8 for

Notes to Combined Financial Statements

Dollars in millions

the year ended December 31, 2016, $0 for the period from July 25 through December 31, 2015 and $21 for the period from January 1 through July 24, 2015. The total fair value of shares vested during the year was $13 for the year ended December 31, 2017, $18 for the year ended December 31, 2016, $19 for the period from July 25 through December 31, 2015 and $34 for the period from January 1 through July 24, 2015.

The total intrinsic value of the remaining options exercised was $4 for the period from July 25 through December 31, 2015 based on the intrinsic value of individual awards on the date of exercise. AT&T received cash from stock options exercised of $6 for the period from July 25 through December 31, 2015. No stock options were exercised for the period from January 1 through July 24, 2015, the year ended December 31, 2016, or the year ended December 31, 2017.

NOTE 10. CAPITAL LEASE OBLIGATIONS

We include the current and noncurrent portions of the present value of the net minimum lease payments under capital leases for satellites in “Accounts payable and accrued liabilities” and “Other noncurrent liabilities” in the Combined Balance Sheets. At December 31, 2017, future minimum lease payments during the next five years and thereafter are as follows:

Minimum Lease Payments
2018	$46
2019	46
2020	46
2021	36
2022	36
Thereafter	191

Total minimum lease payments	401

Less: Amount representing interest	136

Present Value of net minimum lease payments	$265

We include assets held under capitalized leases in “Satellites-net” in our Combined Balance Sheets. The following table sets forth assets held under capital leases at December 31:

	2017	2016
Satellites under capital leases	$759	$768
Less: Accumulated amortization	114	60

Satellites, net under capital leases	$645	$708

We paid interest for capital leases of $24 for the year ended December 31, 2017, $24 for the year ended December 31, 2016, $11 in the period from July 25 through December 31, 2015 and $15 in the period from January 1 through July 24, 2015.

NOTE 11. RELATED PARTY TRANSACTIONS

In the ordinary course of our operations, we enter into transactions with related parties as discussed below. Related parties include AT&T, DIRECTV and companies in which we hold equity method investments.

Notes to Combined Financial Statements

Dollars in millions

Related Party Payables to Parent

Prior to the Acquisition, DIRECTV provided financing, cash management and other treasury services to us. Historically, we received funding from DIRECTV for most of our investing and financing cash needs. Cash transferred to and from DIRECTV was recorded as intercompany receivables and payables. There was no formal agreement for repayment of these amounts to DIRECTV and the Company expected these balances to be settled through equity. As such, intercompany receivables and payables with DIRECTV are reflected within parent net investment in the Combined Financial Statements for the periods prior to July 25, 2015.

Subsequent to the Acquisition, AT&T concluded those payable and receivable balances between AT&T and the Company would be settled in cash. Payments are due on demand, therefore the Company recorded $1,441 and $1,325 of related party payables to parent as current liabilities on the Combined Balance Sheets at December 31, 2017 and 2016, respectively. Our expectation is that AT&T does not intend to demand payment on the related party payables to parent prior to the completion of the Offering and the Company’s having sufficient funds with which to repay the amounts due to AT&T. Interest on the related party payables to parent was allocated to us subsequent to the Acquisition date based on AT&T’s average intercompany lending rate. The variable interest rate on the related party payables to parent was 4.25% and 3.5% per annum at December 31, 2017 and December 31, 2016, respectively, and the related expense is recorded in interest expense on the Combined Statements of Operations. We have incurred no programming distribution costs with related parties other than our equity method investments, primarily Torneos. See Note 6.

Refer to Note 7 for information related to the related party note payable to parent.

Our Combined Financial Statements include certain expenses of AT&T and DIRECTV which were allocated to us for certain functions, including corporate services, such as executive management, supply chain, information technology, legal, finance and accounting, investor relations, human resources, risk management, tax, treasury, share-based compensation and other services. The costs of such services have been allocated to us based on the most relevant allocation method to the service provided, primarily based on relative percentage of EBITDA or specific identification.

These allocations may not be indicative of the actual expenses we would have incurred as a separate, stand-alone public company or of the costs we will incur in the future.

AT&T’s parent net investment balance represents the cumulative net investment in us by AT&T through that date, including any prior net income or loss and allocations or other transactions with AT&T.

The following table summarizes revenue and expenses with related parties:

	Year Ended December 31, 2017	Year Ended December 31, 2016	Period from July 25 through December 31, 2015	Period from January 1 through July 24, 2015
	(Successor)	(Successor)	(Successor)	(Predecessor)
Revenues	$5	$5	$5	$3
Programming, broadcast operations and other expenses	97	107	35	64
General and administrative expenses	113	115	65	75
Interest expense-Related party note payable to parent	20	18	7	9
Interest expense-Related party payables to parent	53	44	17	—

Notes to Combined Financial Statements

Dollars in millions

The majority of payments for related party programming, broadcast operations and other expenses represent payments under contractual arrangements with companies in which we hold equity method investments. Payments under these contracts are typically subject to annual rate increases and are based on the number of subscribers receiving the related programming. The programming cost is recognized when the related programming is distributed to subscribers.

The following table sets forth the amounts of receivables from, and payables to, related parties:

	December 31,
	2017	2016
Accounts receivable-net	$5	$4
Related party receivables from parent	244	82
Related party note payable to parent	526	506
Accounts payable and accrued liabilities	19	6
Related party payables to parent	1,441	1,325

NOTE 12. COMMITMENTS AND CONTINGENCIES

Commitments

At December 31, 2017, our minimum payments under agreements to purchase broadcast programming, regional special event rights and the purchase of services that we have outsourced to third parties, such as equipment purchase commitments aggregated to $865, payable as follows: $382 in 2018, $255 in 2019, $151 in 2020, $46 in 2021, $31 in 2022 and $0 thereafter.

Contingencies

Venezuela Devaluation and Foreign Currency Exchange Controls

Companies operating in Venezuela are required to obtain Venezuelan government approval to exchange Venezuelan Bolivares Fuertes (“Venezuelan Bolivars”) into U.S. dollars and such approval has for several years been rarely granted to us. Consequently, our ability to pay U.S. dollar-denominated obligations and repatriate cash generated in Venezuela in excess of local operating requirements is limited, which has hindered our ability to import set-top boxes and other equipment, impacting the growth of our business in Venezuela. We have not been able to import any significant number of set-top boxes, antennas, cables, remote controls or other equipment in Venezuela since 2012. In addition, our inability to pay dividends or repatriate cash by other means has resulted in increases in cash balances held in Venezuela, which can be subject to devaluation due to currency fluctuations.

In February 2015, the Venezuelan government created a new open market foreign exchange system, the Marginal Currency System (“SIMADI”), which was the third system in a three-tier exchange control mechanism. SIMADI was a floating market rate for the conversion of Venezuelan Bolivars to U.S. dollars based on supply and demand. The three-tier exchange rate mechanisms included the following: (i) the National Center of Foreign Commerce official rate of 6.3 Venezuelan Bolivars per U.S. dollar, which remained unchanged; (ii) the SICAD-I, which continued to hold periodic auctions for specific sectors of the economy; and (iii) the SIMADI, which started operating at an open rate of 170 Venezuelan Bolivars per U.S. dollar.

As a result of the change to the SIMADI exchange rate of 197.7 Venezuelan Bolivars per U.S. dollar at June 30, 2015 from the SICAD-I exchange rate of 12.8 Venezuelan Bolivars per U.S. dollar at June 30, 2015, we recorded a charge of $519 in “Venezuelan currency devaluation charge” in the Combined Statements of Operations during the period from January 1 through July 24, 2015.

Notes to Combined Financial Statements

Dollars in millions

During 2016, we recorded a pre-tax charge of $45 which was recorded in “Venezuelan currency devaluation charge” in the Combined Statements of Operations as a result of the change to the SIMADI exchange rate of 628 Venezuelan Bolivars per U.S. dollars at June 30, 2016 from the SIMADI exchange rate of approximately 197.7 Venezuelan Bolivars per U.S. dollar at December 31, 2015.

On March 9, 2016, the Central Bank of Venezuela issued Exchange Agreement No. 35, which changed the three-tiered official currency control system to a dual foreign exchange system. The preferential exchange rate, called “DIPRO”, has an official rate of 10 Venezuelan Bolivars per U.S. dollar and replaced the official rate of

6.3 Venezuelan Bolivars per U.S. dollar. DIPRO was available for essential imports and transactions. All other transactions were subject to the SIMADI rate.

During the second quarter of 2017, the Venezuelan government established a new foreign currency system at the supplementary floating market exchange rate known as DICOM which replaced SIMADI.

The results of the first DICOM currency auction resulted in a devaluation of the Venezuelan Bolivar against the U.S. dollar, from an exchange rate of 728 Venezuelan Bolivars to the U.S. dollar to an exchange rate of 2,010 Venezuelan Bolivars to the U.S. dollar. For the year ended December 31, 2017 the DICOM exchange rate was 3,341 Venezuelan Bolivars per U.S. dollar. The devaluation of the Venezuelan Bolivar against the U.S. dollar resulted in a charge of $31 for the year ended December 31, 2017, which was recorded in “Venezuelan currency devaluation charge” in the Combined Statements of Operations.

At December 31, 2017, our Venezuelan subsidiary had Venezuelan Bolivar denominated net monetary assets of $13, including cash of $19. For the year ended December 31, 2017, our Venezuelan subsidiary generated revenues of approximately $99. The exchange rate used to report net monetary assets and operating results of our Venezuelan subsidiary is based on the results of periodic DICOM auctions, which is expected to result in fluctuations in reported amounts that could be material to the results of operations in Venezuela in future periods and could materially affect the comparability of results for our Venezuelan subsidiary between periods. The comparability of our results of operations and financial position in Venezuela will also be affected in the event of additional changes to the currency exchange rate system, further devaluations of the Venezuelan Bolivar or if we determine in the future that a rate other than the DICOM rate is appropriate for the remeasurement of our Venezuelan Bolivar denominated net monetary assets.

Subsequent to December 31, 2017, the Central Bank of Venezuela announced a further devaluation of the official exchange rate. See Note 14.

Legal Contingencies

We are party to numerous lawsuits, regulatory proceedings and other matters arising in the ordinary course of business. In evaluating these matters on an ongoing basis, we take into account amounts already accrued on the balance sheet. In our opinion, although the outcomes of these proceedings are uncertain, they should not have a material adverse effect on our Combined Balance Sheets, Statements of Operations or Statements of Cash Flows.

In Brazil, we face significant contingencies related to the collection and payment of tax on “mass communications services”, also known as the “ICMS” tax. The ICMS tax is federally mandated, but is due to Brazilian states, and the exact amount of the tax and the allocation of payment of such tax among states is determined by state tax authorities. Based on long-standing agreements to which most Brazilian states adhere, the amount of ICMS collected from subscribers equals between 10-15% of amounts paid for our services, depending on the state, and we pay 50% of ICMS collected to the state from which we uplink services (Sao Paulo) and 50% to the state in which a subscriber resides. We face numerous litigations with a number of states over both allocation of payment of ICMS

Notes to Combined Financial Statements

Dollars in millions

taxes we withhold, as some states claim the right to receive 100% of taxes withheld on services rendered to customers resident in their state, as well as the amount of the taxes and the scope of services that are subject to ICMS taxes.

SKY Brasil is subject to claims by several state tax authorities related to the collection of ICMS taxes in cases where SKY Brasil has invoiced subscribers but has not subsequently collected the amounts invoiced, such as when a subscriber terminates the service agreement before the end of the month or requests a downgrade of the services provided. These cases involve some prior periods for which, in some instances, supporting documentation is difficult to recover. In one of these cases, with Rio Grande do Norte state, we received an adverse judgment based on our inability to provide supporting documentation that proved lack of receipt of payment from subscribers. Accordingly, during 2017, we completed a review of the sufficiency of documentary support for our position in these cases and recorded a reserve equal to $18 at December 31, 2017 to cover instances in which we determined our documentation to be inadequate to support our case in full.

In Brazil, we are subject to an administrative review by tax authorities related to our amortization of goodwill that was generated when we purchased 19% of SKY Brasil from Globo in 2010. That transaction has generated a reduction of approximately $85 in income taxes for SKY Brasil. If the deductions are disallowed, in addition to paying the taxes, we could be subject to penalties up to 150% of this amount plus interest.

Satellites

We may purchase in-orbit and launch insurance to mitigate the potential financial impact of satellite launch and in-orbit failures if the premium costs are considered economically beneficial relative to the risk of satellite failure. The insurance generally covers a portion of the unamortized book value of covered satellites. We do not insure against lost revenues in the event of a total or partial loss of the capacity of a satellite. We generally rely on in-orbit spare satellites and excess transponder capacity at key orbital slots to mitigate the impact a satellite failure could have on our ability to provide service. At December 31, 2017, the net book value of in-orbit satellites was $942.

Other

At December 31, 2017, we were contingently liable under standby letters of credit and bonds in the aggregate amount of $148 primarily related to payment guarantees and judicial deposits.

Notes to Combined Financial Statements

Dollars in millions

NOTE 13. ADDITIONAL FINANCIAL INFORMATION

Combined Balance Sheets

The following table details significant balances included on the Combined Balance Sheets:

	December 31,
	2017	2016
Accounts receivable-net
Customer	$410	$336
Other	8	8

Total	418	344

Less: allowance for doubtful accounts	60	52

Total accounts receivable-net	358	292

Prepaid expenses and other
Prepaid programming	102	72
Other	144	139

Total prepaid expenses and other	246	211

Accounts payable and accrued liabilities
Trade payables	661	641
Accrued taxes	425	138
Other	307	214

Total accounts payable and accrued liabilities	1,393	993

Other non current liabilities
Long term capital lease obligations	240	264
Other	338	132

Total non current liabilities	$578	$396

Accounts Receivable. The provision for bad debt expense, included in “General and administrative expenses,” was $142 for the year ended December 31, 2017, $110 for the year ended December 31, 2016, $35 for the period from July 25 through December 31, 2015 and $51 for the period from January 1 through July 24, 2015.

The following table sets forth a roll forward of the allowance for doubtful accounts*:

	Balance at beginning of period	Provision for doubtful accounts	Write-off net of recoveries	Balance at end of period
Period from January 1 through July 24, 2015 (Predecessor)	$40	49	(64)	$25

Period from July 25 through December 31, 2015 (Successor)	$25	33	(30)	$28
Year Ended December 31, 2016 (Successor)	$28	108	(84)	$52
Year Ended December 31, 2017 (Successor)	$52	140	(132)	$60

*	The table above excludes our operations in Puerto Rico, which will be retained by AT&T after the Separation, and are reflected as held for sale on the Company’s Combined Balance Sheets.

Accounts Payable and Accrued Liabilities. There were $65 at December 31, 2017 and $74 at December 31, 2016 of amounts payable to vendors for property and equipment and no amounts payable for satellites in “Accounts

Notes to Combined Financial Statements

Dollars in millions

payable and accrued liabilities” in the Combined Balance Sheets. These amounts are considered a noncash investing activity for purposes of the Combined Statements of Cash Flows for the year ended December 31, 2017, the year ended December 31, 2016, the period from July 25 through December 31, 2015, the period from January 1 through July 24, 2015, respectively.

Combined Statements of Operations

The following table sets forth the components of “Other income expense-net” in our Combined Statements of Operations for the periods presented:

	Year Ended December 31, 2017	Year Ended December 31, 2016	Period from July 25 through December 31, 2015	Period from January 1 through July 24, 2015

	(Successor)	(Successor)	(Successor)	(Predecessor)
Net foreign currency transaction loss	$7	$(4)	$(38)	$(44)
Other	(1)	9	—	4

Total Other income (expense)-net	$6	$5	$(38)	$(40)

Combined Statements of Cash Flows

	Year Ended December 31, 2017	Year Ended December 31, 2016	Period from July 25 through December 31, 2015	Period from January 1 through July 24, 2015
	(Successor)	(Successor)	(Successor)	(Predecessor)
Cash paid during the year for:
Interest	$25	$29	$13	$20
Income taxes, net of refunds	$199	$198	$98	$122

Other

No customer accounted for more than 10% of revenues in any period presented.

Our largest content provider by programming cost is Globo, from which we license the TV Globo broadcast channels such as SporTV, GloboNews and GNT, and premium services such as the Telecine movie service and Brasileirao.

NOTE 14: SUBSEQUENT EVENTS

In February 2018, the Central Bank of Venezuela announced a devaluation of its official exchange rate with the launch of a new foreign exchange platform. The first auction of the Central Bank’s new DICOM system yielded an exchange rate of approximately 25,000 Venezuelan Bolivars per U.S. dollar, which represents a devaluation of 86.6% with respect to the previous DICOM rate of 3,341 and a devaluation of 99.6% from the subsidized rate of 10 Venezuelan Bolivars per the U.S. dollar, which was eliminated in the prior month. The devaluation of the Venezuelan Bolivar against the U.S. dollar resulted in a remeasurement loss of $25 on our Venezuelan Bolivar denominated net monetary assets in 2018.

NOTE 15. SUPPLEMENTAL PRO FORMA INFORMATION (UNAUDITED)

Staff Accounting Bulletin 1.B.3 requires that certain distributions to owners prior to or coincident with an initial public offering be considered as distributions in contemplation of that offering. Upon completion of the Offering,

Notes to Combined Financial Statements

Dollars in millions

the Company intends to distribute approximately $                in cash to AT&T. The distribution will be paid with offering proceeds. The unaudited supplemental pro forma balance sheet at December 31, 2017 gives pro forma effect to this assumed distribution as though it had been declared and was payable as of that date.

The unaudited supplemental pro forma net income per common share for the year ended December 31, 2017 assumed                 common shares were outstanding for the period. The                common shares represent the number of common shares we would have been required to issue to fund the $                distribution to AT&T. For the year ended December 31, 2017, pro forma net income per common share would have been $            .

             Shares

Vrio Corp.

Class A Common Stock

PRELIMINARY PROSPECTUS

Joint Book-Running Managers

Goldman Sachs & Co. LLC	J.P. Morgan	Citigroup	Morgan Stanley

Through and including                 (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriter and with respect to their unsold allotments or subscriptions.

PART II—INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth all costs and expenses, other than the underwriting discount, paid or payable in connection with the sale of the Class A Common Stock being registered. All amounts shown are estimates except for the SEC registration fee, the Financial Industry Regulatory Authority, Inc. (“FINRA”) filing fee and the listing fee for the NYSE.

Amount Paid or to be Paid
SEC registration fee		$12,450.00
FINRA filing fee		15,500.00
NYSE listing fee			*
Blue sky qualification fees and expenses			*
Printing and engraving expenses			*
Legal fees and expenses			*
Accounting fees and expenses			*
Transfer agent and registrar fees and expenses			*
Miscellaneous expenses			*

Total	$		*

*	To be provided by amendment.

Item 14.	Indemnification of Officers and Directors.

Section 145 of the DGCL empowers a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. A Delaware corporation may indemnify directors, officers, employees and other agents of such corporation in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the person to be indemnified has been adjudged to be liable to the corporation. Where a present or former director or officer of the corporation is successful on the merits or otherwise in the defense of any action, suit or proceeding referred to above or in defense of any claim, issue or matter therein, the corporation must indemnify such person against the expenses (including attorneys’ fees) which he or she actually and reasonably incurred in connection therewith.

Our bylaws contain provisions that provide for indemnification of officers and directors to the fullest extent permitted by, and in the manner permissible under, applicable state and federal law, including the DGCL.

As permitted by Section 102(b)(7) of the DGCL, our certificate of incorporation contains a provision eliminating the personal liability of a director to us or our stockholders for monetary damages for breach of fiduciary duty as a director, subject to certain exceptions.

We or our parent entities maintain policies insuring our officers and directors against certain civil liabilities, including liabilities under the Securities Act.

We also entered into indemnification agreements with each of our directors and executive officers and anticipate entering into similar agreements with future directors and executive officers. Generally, these agreements attempt to provide the maximum protection permitted by Delaware law with respect to indemnification. The indemnification agreements provide that we will pay certain amounts incurred by its directors in connection with any civil, criminal, administrative or investigative action or proceeding. Such amounts include any expenses, including attorney’s fees, judgments, civil or criminal fines, settlement amounts and other expenses customarily incurred in connection with legal proceedings.

Item 15.	Recent Sales of Unregistered Securities

We have not sold any securities, registered or otherwise, within the past three years, except for the shares issued upon our formation to our sole stockholder, AT&T.

Item 16.	Exhibits and Financial Statement Schedules

(a) Exhibits:

Exhibit No.	Description

1.1	Form of Underwriting Agreement*

3.1	Form of Amended and Restated Certificate of Incorporation of Vrio, to be in effect prior to the consummation of the offering made under this registration statement*

3.2	Form of Amended and Restated Bylaws of Vrio, to be in effect prior to the consummation of the offering made under this registration statement*

4.1	Form of Certificate of Class A Common Stock*

5.1	Opinion of Sullivan & Cromwell LLP*

10.1	Global Transaction Agreement*

10.2	Transition Services Agreement*

10.3	Tax Matters Agreement*

10.4	Registration Rights Agreement*

10.5	Trademark License Agreement*

10.6	Form of Indemnification Agreement for directors and officers*

10.7†	Amended Employment Agreement with Luiz Baptista, effective January 1, 2018*

10.8†	Vrio Corp. 2018 Incentive Plan*

10.9†	Vrio Corp. 2018 Non-Employee Director Plan*

21.1	List of Subsidiaries

23.1	Consent of Ernst & Young LLP

23.2	Consent of Sullivan & Cromwell LLP (included in Exhibit 5.1)*

24.1	Power of Attorney**

99.1	Consent of Lori Lee

99.2	Consent of Debra L. Dial

Exhibit No.	Description

99.3	Consent of Timothy Leahy

99.4	Consent of Stephen McGaw

99.5	Consent of Rasesh Patel

99.6	Consent of Michael G. Stoltz

*	To be filed by amendment.
**	Previously filed.
†	Indicates management contract or compensatory plan or arrangement.

(b) Financial Statement Schedules:

All financial statement schedules are omitted because the information required to be set forth therein is not applicable or is shown in the combined financial statements or the notes thereto.

Item 17.	Undertakings

The undersigned registrant hereby undertakes:

(a) to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser;

(b) that insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this registration statement, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue;

(c) that for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(d) that for purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Dallas, Texas, on March 19, 2018.

Vrio Corp.

By:	/s/ Jeffery S. McElfresh
Name:	Jeffery S. McElfresh
Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on March 19, 2018.

Signature	Title

/s/ Jeffery S. McElfresh Jeffery S. McElfresh	Chief Executive Officer and Director (Principal Executive Officer)

* John G. Connelly	Chief Financial Officer and Director (Principal Financial Officer and Principal Accounting Officer)

* Michael A. Hartman	Director

*By:	/s/ Jeffery S. McElfresh

Jeffery S. McElfresh Attorney-in-fact

II-4